Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As confidentially submitted with the Securities and Exchange Commission on April 13, 2026. This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAFEPOINT HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6331	14-1957288
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Safepoint Holdings, Inc.

4010 Gunn Highway

Tampa, Florida 33618

(877)-858-7445

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David M. Flitman

Chief Executive Officer

Safepoint Holdings, Inc.

4010 Gunn Highway

Tampa, Florida 33618

(877)-858-7445

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew B. Stern Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Marc D. Jaffe Jason M. Licht R. Charles Cassidy III Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated [•], 2026

    Shares

Safepoint Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Safepoint Holdings, Inc. We are offering     shares of common stock. The selling stockholders identified in this prospectus are offering an additional     shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $    and $   . We have applied to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SFPT.”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Safepoint Holdings, Inc.(2)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section entitled “Underwriting” for additional information regarding compensation payable to the underwriters.
(2)

To the extent that the underwriters sell more than     shares of our common stock, the underwriters have the option to purchase up to an additional     shares of common stock from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on      , 2026.

Joint-Bookrunning Managers

Deutsche Bank Securities	Morgan Stanley

Prospectus dated      , 2026.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

You should rely only on the information contained in this prospectus and any free writing prospectus that we may provide to you in connection with this offering. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information or to make any other representations, and we, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. Neither we, the selling stockholders nor any of the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or license the trademarks, service marks and trade names that we use in connection with the operation of our business, including our domain names. Solely for convenience, any trademarks, service marks and trade names referred to in this prospectus are presented without the®, SM and™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

MARKET, RANKING, INDUSTRY AND OTHER DATA

The data included in this prospectus regarding markets, ranking and other industry information are based on published industry sources, and our own internal estimates are based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industry in which we compete and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. Our own estimates are based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We are responsible for all of the disclosure in this prospectus, and we believe these estimates to be accurate as of the date of this prospectus or such other date stated in this prospectus. While we believe that each of the publications used throughout this prospectus is prepared by reputable sources, neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.” Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

USE OF NON-GAAP FINANCIAL INFORMATION

This prospectus contains certain financial measures and ratios that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We refer to these measures as “non-GAAP financial measures.” We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for our management and investors to facilitate operating performance comparisons from period to period.

The non-GAAP financial measures we use herein are defined by us as follows:

Adjusted general expense ratio is a non-GAAP financial measure defined as the ratio of general and administrative expenses net of amortization of stock-based compensation and amortization of intangible assets as a percentage of gross written premiums. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Non-GAAP Financial Measures” for a reconciliation of adjusted general expense ratio in accordance with GAAP.

Insurance Services EBITDA and EBITDA margin are non-GAAP metrics used by management, which we believe are useful to investors to measure the operational strength and performance of the Insurance Services segment. These metrics provide investors additional information about the Insurance Services segment’s profitability for certain non-cash items, non-routine items we do not expect to continue at the same level in the future, as well as other items that are not core to the operations of the Insurance Services segment. By providing these measures, together with a reconciliation of the most directly comparable GAAP measure, we believe we are enhancing investors’ understanding of the Insurance Services segment, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Insurance Services EBITDA margin is calculated as Insurance Services EBITDA as a percentage of the Insurance Services total revenue. Insurance Services EBITDA and EBITDA margin should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

Managed premium is a non-GAAP financial measure used by management to provide useful information to investors to summarize the total volume of business being transacted under our management. Managed premium is defined as total amount of gross premiums written by our consolidated subsidiaries and other entities that we manage but do not consolidate under GAAP. Managed premium is calculated before the effects of reinsurance added. By providing this measure, we believe that this allows investors to evaluate the full scale of our market presence and the efficiency of our customer acquisition and retention efforts. Managed premium should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

Net operating income to Safepoint shareholders is a non-GAAP financial measure used by management to evaluate the Company’s operating performance and to facilitate period-to-period comparability. Net operating income to Safepoint shareholders is defined as net income attributable to the controlling interest, excluding the impact of certain items to the controlling interest that management believes are not indicative of the Company’s core operating results. We calculate the tax impact only on adjustments that would be included in calculating our income tax expense using the estimated tax rate at which we received a deduction for these adjustments. Net operating income to Safepoint shareholders should not be considered in isolation or as a substitution for net income as reported in accordance with GAAP.

Return on equity to Safepoint shareholders is a non-GAAP financial measure defined as net income attributable to the controlling interest divided by the average of the beginning and ending shareholders’ equity, excluding non-controlling interests. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of return on equity to Safepoint shareholders in accordance with GAAP.

Adjusted Reciprocal Exchanges segment combined ratio is a non-GAAP metric used by management. While elements of the policyholder payments to the Reciprocal Exchanges contain premium and equity components, only the premium portion of the payment is included in the GAAP combined ratio. Management feels that including the entire policyholder payment to the Reciprocal Exchanges in the denominator of the Adjusted Reciprocal Exchanges segment combined ratio gives the reader a better understanding of the actual economics of the Reciprocal Exchanges segment. This metric is calculated by dividing the sum of the Reciprocal Exchanges’ losses and expenses by the sum of its net earned premiums and the net subscriber contributions received during the year. Subscriber contributions are not considered revenue under GAAP and do not represent earnings from underwriting activities. These funds are capital

v

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

in nature and may be subject to withdrawal by subscribers under certain conditions. The Adjusted Reciprocal Exchanges segment combined ratio should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered supplemental in nature and is not meant to be a substitute for revenue or net income, in each case as recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For more information regarding these non-GAAP financial measures and a reconciliation of such measures to comparable GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures.”

GLOSSARY OF SELECTED INSURANCE AND OTHER TERMS

Admitted—Insurance issued by an insurer licensed to do business in the state in which the insured exposure is located. Admitted insurance companies are subject to various state laws that govern organization, capitalization, policy forms, rate approvals and claims handling.

Admitted insurer—Formally licensed to operate by the insurance regulatory authority in the state where the company operates. Admitted insurance companies are subject to various state laws that govern organization, capitalization, policy forms, rate approvals and claims handling.

AL DOI—Alabama Department of Insurance, the principal regulator for insurance companies domiciled in the State of Alabama, including Cajun following its redomestication effective July 31, 2025.

AM Best—A.M. Best Company, Inc., a nationally recognized statistical rating organization that, among other things, rates the financial strength and claims paying ability of insurance and reinsurance companies.

Attorneys-in-Fact—Cajun AIF and Manatee AIF, our wholly owned attorneys-in-fact for Cajun and Manatee, respectively. The primary function of an attorney-in-fact is to manage a reciprocal insurer in exchange for a fee.

Average annual loss (“AAL”)—A loss statistic that reflects the expected loss per year, averaged over many years.

BPO—Business process outsourcing entities.

Cajun—Cajun Underwriters Reciprocal Exchange, an Alabama domiciled reciprocal insurer managed by Cajun AIF. Cajun was originally domiciled in the State of Louisiana, and redomesticated to Alabama effective July 31, 2025.

Cajun AIF—Cajun Underwriters Risk Management, LLC is the attorney-in-fact for Cajun and is a wholly owned subsidiary of Safepoint Holdings.

Captives—Pompano Re Ltd., Canal Re Ltd. and Bobcat Re Ltd. which are our wholly owned Bermuda-based captive insurance companies that provide reinsurance to other members of the Safepoint group, including Safepoint Insurance, Cajun and Manatee. Canal Re Ltd. and Bobcat Re Ltd. are currently in the process of being run-off. Pompano Re Ltd. is currently our only Captive writing active business for members of the Safepoint group.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Carriers—The U.S. insurance company affiliates of Safepoint Holdings, consisting of Safepoint Insurance, Cajun and Manatee.

Case reserves—Losses and loss adjustment expense reserves established with respect to individual reported claims.

Cede; ceding company—When an insurance company purchases reinsurance for its liability from another party, it “cedes” business to the reinsurer and is referred to as the “ceding company.”

Certificate of Incorporation—The amended and restated certificate of incorporation of Safepoint to be effective immediately prior to the closing of this offering.

Certificates of authority—A license granted by a state insurance department to operate as an admitted insurance company in that state.

Combined ratio—The sum of the loss ratio and the expense ratio. The combined ratio of an insurance company is generally viewed as an indication of the underwriting profitability of that insurance company, but does not take into account the effect of investing activities on net income.

Commissions—The fee paid to an agent or a broker for placing insurance or reinsurance, generally determined as a percentage (which may be fixed or variable) of the written premium.

Controlling Interest—Reflects the portion of income or loss and the corresponding equity that is attributable to Safepoint under GAAP for certain entities.

Demotech—Demotech, Inc., a nationally recognized statistical rating organization that provides financial strength ratings to insurance companies, including each of Safepoint Insurance, Cajun and Manatee.

Direct premiums written—Premiums written by an insurer during a given period.

Dodd-Frank Act—Dodd-Frank Wall Street Reform and Consumer Protection Act.

Excess of Loss (“XOL”) reinsurance—Reinsurance that indemnifies the insured against all or a specified portion of losses in excess of a specified dollar or percentage loss ratio amount.

Excess and surplus (“E&S”)—Excess and surplus lines insurance, which is generally not subject to all of the requirements of admitted insurers, such as policy forms and rates approvals.

Expense ratio—The ratio of underwriting, acquisition and other underwriting expenses net of commissions and other income to net earned premiums.

Facultative reinsurance—Facultative reinsurance is a specific reinsurance policy for which terms can be negotiated by the insurer and reinsurer on a specific risk.

FHCF—Florida Hurricane Catastrophe Fund, a state trust fund that provides reimbursements to residential property insurance companies for a portion of their catastrophic hurricane losses in the State of Florida.

Financial strength rating—The opinion of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies. It is

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

generally necessary for insurers to maintain certain minimum financial strength ratings to continue writing business in the United States.

FLOIR—Florida Office of Insurance Regulation, the principal regulator for insurance companies domiciled in the State of Florida, including Safepoint Insurance and Manatee.

Florida Citizens—Florida Citizens Property Insurance Corporation.

GAAP—Generally Accepted Accounting Principles in the United States.

Gross written premiums—Total premiums recorded on the books of an insurer at the time an insurance policy is issued, before deductions for premiums ceded to reinsurers but excluding policy fees and subscriber contributions.

IBNR; incurred but not reported—Reserves for estimated loss and loss adjustment expenses that have been incurred by policyholders but not reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.

In-force—A policy is considered in-force during the entire time between the effective and expiration date. Note that a policy no longer in-force can still have open claims (and in some cases even IBNR claims) after the expiration date.

In-force premiums—Gross written premium for active insurance policies with coverage in effect as of the period end date. We view this as an important metric because it is an indicator of the size of our portfolio of in-force policies, as well as an indicator of the expected earned premium over the coming 12 months given our historical retention rates.

Incurred losses—The total losses sustained by an insurance company under a policy or policies, whether paid, unpaid or not reported.

Industry-loss warranties—Reinsurance contracts that provide coverage when insurance industry losses for a defined event exceed a certain pre-determined threshold.

KBRA—Kroll Bond Rating Agency, LLC, a nationally recognized statistical rating organization that provides financial strength ratings to insurance companies, including each of Safepoint Insurance, Cajun and Manatee.

LDI—Louisiana Department of Insurance, the principal regulator for insurance companies domiciled in the State of Louisiana, including Cajun until its redomestication from Louisiana to Alabama effective July 31, 2025.

Loss adjustment expenses—The expenses of settling claims, including field adjusting, cost containment, legal defense and other fees and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expense.

Loss development—Increases or decreases in previously recorded losses and loss adjustment expenses over a given period of time.

Loss ratio—A ratio calculated by dividing losses and loss adjustment expenses by net premiums earned.

Louisiana Citizens—Louisiana Citizens Property Insurance Company.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Managed premiums—The volume of premium payments we are actively collecting and managing from our current, active customer base, which includes premiums for Safepoint Insurance and the Reciprocal Exchanges.

Manatee—Manatee Insurance Exchange, a Florida domiciled reciprocal insurer managed by Manatee AIF.

Manatee AIF—Manatee Risk Management LLC is the attorney-in-fact for Manatee and is a wholly owned subsidiary of Safepoint Holdings.

MGA—An acronym for a managing general agent, which is a third-party agent that receives delegated underwriting authority from a primary insurance company to write insurance risk on its behalf. As used in this prospectus, the term “MGA” refers generically to agents receiving this delegation of underwriting authority, including managing general underwriters, managing general agents, and/or program managers and any other entity in relation to which the term “MGA” is used in this prospectus may not fall within the regulatory definition of a “managing general agent” in the jurisdictions in which it operates.

Model Holding Company Act and Regulation—NAIC’s Insurance Holding Company System Regulatory Act and Insurance Holding Company System Model Regulation.

NAIC—the National Association of Insurance Commissioners.

Net earned premiums—The earned portion of gross written premiums less the earned portion that is ceded to reinsurers during such period.

Net written premiums—Gross written premiums for a given period less premiums ceded to reinsurers during such period.

Non-admitted lines or excess and surplus lines—Policies generally not subject to regulations governing premium rates or policy language.

Non-Controlling Interest—Reflects the portion of income or loss and the corresponding equity that is not attributable to Safepoint under GAAP for certain entities which are consolidated for financial reporting, but are not owned by Safepoint shareholders.

P&C—Property and casualty insurance.

Peak zone—The specific peril and geographic area that produce the highest concentration of risk for an insurance company.

Perils—This term refers to the causes of possible loss in property insurance and reinsurance, such as earthquake, wind-storm, fire, hail, etc.

Probable maximum loss (“PML”)—The maximum amount of loss that an insurance company would expect to incur on a portfolio of policies under ordinary circumstances, based on computer or actuarial modeling techniques. This is frequently measured as a probability over a given return period. For example, a 1-in-250 year PML represents the loss value that has a 0.4% annual probability of being exceeded, equating to a 1-in-250 year probability.

Property insurance—Insurance that covers property when damage, theft or loss occurs.

Quota share reinsurance—A form of reinsurance in which the reinsurer assumes an agreed percentage of each risk being reinsured and shares all premiums and losses in accordance with the reinsured.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Reciprocal Exchanges—Cajun and Manatee, each of which are reciprocal insurance exchanges, sometimes referred to as a reciprocal insurer or reciprocal exchange. A reciprocal insurance exchange is an insurance company established as an unincorporated association composed of its subscribing policyholders. A reciprocal insurance exchange has no equity securities and, therefore, has no parent company or legal owner. Because of the contractual relationships between Safepoint Holdings and the Reciprocal Exchanges, we consolidate the Reciprocal Exchanges for financial reporting purposes under GAAP as is presented in this prospectus. The equity of the Reciprocal Exchanges is reported separately from our total equity on the consolidated balance sheets in the financial statement line item labeled non-controlling interest, with a refundable portion of the Reciprocal Exchanges’ subscriber contributions presented as temporary (mezzanine) equity on our consolidated balance sheet. Accordingly, because we have no direct economic equity interest in the Reciprocal Exchanges, our shareholders are largely insulated from the underwriting performance of the Reciprocal Exchanges and, accordingly, there is reduced variability in our financial results relative to a traditional risk-bearing insurance franchise.

Reinstatement premiums—A premium charged for the reinstatement of the amount of reinsurance coverage to its full amount reduced as a result of a reinsurance loss payment.

Reinsurance—The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, the ceding company or the cedent.

Reinsurance retention—The amount or portion of risk which an insurer or reinsurer retains or assumes for its own account. Losses, or a portion thereof, in excess of the retention level, are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy’s limit. In excess of loss business, the retention is all or a portion of a dollar amount of loss.

Return on equity—Net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’ equity during the period.

Safepoint Holdings—Safepoint Holdings, Inc., a Delaware corporation, which is our ultimate parent company and the registrant under this prospectus.

Safepoint Insurance—Safepoint Insurance Company, a Florida domiciled stock insurance company.

State guaranty funds—Funding mechanisms that are administered by a U.S. state to protect policyholders in the event that an insurance company defaults on benefit payments or becomes insolvent. The fund only protects beneficiaries of insurance companies that are licensed to sell in that state.

SEC—Securities and Exchange Commission.

Statutory accounting practices (“SAP”)—Those accounting principles and practices which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting.

Surplus Notes—The outstanding surplus notes issued by Cajun and Manatee with an outstanding aggregate principal amount of approximately $66.8 million as of December 31, 2025. As of December 31, 2025 we own $46.8 million aggregate principal amount of the Surplus

x

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Notes (excluding any surplus notes held by the other Reciprocal Exchange). See “Description of Certain Indebtedness—Cajun Surplus Notes” and “Manatee Surplus Notes.”

Third-party administrators (“TPAs”)—Organizations that process insurance administration and/or claims for a separate entity.

Total insured value (“TIV”)—The total insured value of coverage under an insurance policy.

Underwriting—The process of evaluating, defining, and pricing insurance risks including, where appropriate, the rejection of such risks, and the acceptance of the obligation to pay the policyholder under the terms of the contract.

Unearned premiums—The portion of gross written premium that has not been earned.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Safepoint,” “we,” “us” and “our” refer to Safepoint Holdings, Inc. together with its consolidated subsidiaries. The term “Safepoint Holdings” refers to Safepoint Holdings, Inc., our holding company and the issuer of common stock in this offering, on a stand-alone basis. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.

Safepoint Holdings, Inc.

Who We Are

Safepoint is a specialty homeowners and commercial insurance underwriter that manages all aspects of the insurance value chain in a capital efficient manner by leveraging a majority fee-based servicing platform. Safepoint is focused on delivering insurance in coastal markets such as Florida and Louisiana, as well as in other U.S. markets. We are a founder-led company that is majority-owned by its management, which we believe creates a strong alignment between the management team and our shareholders. Our management team consists of highly experienced insurance professionals with a shared vision to solve problems for stakeholders in underserved or dislocated property insurance markets. Our business strategy, which has been developed and tested since our founding in 2013, combines sophisticated actuarial analytics, risk management expertise and a low-cost operating model designed to provide better value to our customers across market cycles. We have an innovative organizational structure that combines the benefits of policyholder-owned reciprocal insurance exchanges that we manage as an attorney-in-fact in exchange for a service fee, with our wholly owned insurance company, Safepoint Insurance. As of December 31, 2025, the majority of our in-force premium, which was equal to $1,034 million as of such date, was originally placed with the Reciprocal Exchanges, and only 11% of our in-force premium as of such date was originally placed with Safepoint Insurance.

We have prudently grown our business over the last 12 years, while producing attractive risk-adjusted returns, which we believe validates the strength of our business model and risk selection. Many of Safepoint’s competitors have not had the staying power to continue writing business in Florida, Louisiana and other U.S. Gulf Coast states, as they have lacked a disciplined approach to underwriting, risk management and expense control. We have assumed policies from other private insurers and depopulation programs of state-sponsored insurers, as well as from new business sales from our broad network of independent agents.

We are led by an entrepreneurial executive management team, with a focus on data-driven underwriting and prudent risk management through our robust and comprehensive reinsurance strategy. Our founder and chief executive officer, David Flitman, is a credentialed actuary who has held executive roles in large, global insurance and reinsurance companies during his more than 30 years of industry experience. The executive management team’s actuarial and reinsurance focus and expertise form the basis of our business strategy, and meaningfully influence all aspects of our operations and culture.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Our approach to insurance underwriting integrates pricing and cost drivers into our products at a policy level to ensure optimal risk-adjusted portfolio profitability. In order to determine whether an underwriting opportunity is attractive to us, we focus on evaluating the following three questions:

•

Why does Safepoint have this opportunity and why are we best positioned to capitalize on it? Insurance is very competitive and commoditized. Focusing on certain overlooked segments increases our ability to effectively execute in the market.

•	Do we have the data to properly evaluate the risks? We must have sufficient data, proper tools, and the requisite skills to evaluate, price, and hedge the risk.

•

Can we make our margins across a wide range of potential scenarios? By focusing on specialized, less competitive segments and not compromising on our risk evaluation and thresholds, we are able to achieve attractive profitability.

We use a highly granular and integrated approach to analyze the profitability of policies at the time of underwriting on an individual risk basis through the allocation of reinsurance costs and other loss and expense assumptions. Safepoint’s underwriting and risk management strategy is supported by our use of both proprietary and vendor modeling tools. We actively monitor our portfolio and employ back-testing of past events to effectively evaluate blind spots and discover “unknown unknowns” and systematic parameter risks. One of the critical elements of this approach is to ingest and catalog detailed information relating to the individual risk to assess and reveal insights on the overall portfolio. Safepoint believes that the richness of our data and analytics serves as the foundation for our ability to consistently provide our agents and customers with fair pricing for dislocated, underserved and catastrophe prone areas.

A key pillar of our business strategy is risk hedging, where we continuously reassess and syndicate insurance risk to various capital providers, depending on market conditions, terms, availability and pricing. We believe our sustainable risk partnerships are emblematic of our prudent approach to risk management and support our ability to grow in existing and new markets. Safepoint employs catastrophe bonds, industry loss warranties and traditional reinsurance, well in excess of regulatory and rating agency requirements for purchasing protection, to conservatively hedge risk to ensure superior claims-paying resources. Safepoint typically purchases excess of loss reinsurance above a 1-in-250 year probable maximum loss and has never had an event or cluster of events exceed even half of its available reinsurance limit in a given accident year. We have sustained consistent support since inception from our reinsurance relationships and catastrophe bond investors. As of December 31, 2025, all of our reinsurance was purchased from reinsurers rated “A-” or better by AM Best or from capital markets-linked reinsurers, including fully collateralized reinsurers, and through the use of catastrophe bonds.

We believe that, as a result of our strategy of deliberate and profitable growth, we are well positioned to take advantage of increasingly dislocated property insurance markets in the United States. We have organically increased gross written premiums over the five-year period ending December 31, 2025 from $188 million during the year ended December 31, 2021 to $927.2 million during the year ended December 31, 2025. During that period, we have transitioned from a risk-bearing balance sheet-owned insurance model to a predominantly insurance services model, whereby we receive fee income from the policyholder-owned Reciprocal Exchanges and third-party MGAs and insurance companies. For the years ended December 31, 2025 and December 31, 2024, we had net income attributable to controlling

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

interest of $157.2 million and $41.3 million, respectively, income before income taxes for the Insurance Services segment of $114.9 million and $46.5 million, respectively, and income before income taxes for the Risk-Bearing Entities segment of $134.3 million and $49.9 million respectively.

We seek to continuously grow our business by increasing our market penetration, including in new geographies, and by developing new products which harness our core competencies where we believe we can generate attractive risk adjusted returns. We recently added E&S products and capabilities which we believe unlocks a larger, more nationwide footprint. Additionally, we believe our fee-based reciprocal exchange structure provides us with a meaningful competitive advantage relative to stock companies, particularly as pricing markets soften. The Reciprocal Exchanges are managed to optimize underwriting capital, as opposed to stock companies, which often focus on short term profits. The reciprocal exchanges’ capital is partly supported by annual subscriber capital contributions equal to 10% of premiums. This capital subsidy and structure allows us the flexibility to provide competitive pricing to our policyholders across market cycles, while sustaining the requisite capital, providing sustainable, recurring fee income.

The other elements of our plan to continue to grow earnings include: (a) expansion of our distribution capabilities via new channels, including wholesalers and third-party MGAs; (b) optimization of our reinsurance program based on our fast-growing capital base; and (c) expansion of our third party service relations with MGAs and carriers in exchange for fees.

We Are an Insurance Services Platform

We operate a full stack insurance and underwriting services platform that combines the benefits of policyholder-owned reciprocal insurance exchanges, which we manage for a service fee, with our wholly owned stock insurance company, Safepoint Insurance. Accordingly, we believe that our business fundamentals and risk profile are different than a traditional insurance company.

Our insurance services platform is comprised of fee-generative businesses, collectively referred to as the “Safepoint MGA.” The Safepoint MGA includes the Attorneys-in-Fact for the Reciprocal Exchanges and our licensed managing general agent (Safepoint MGA, LLC) for Safepoint Insurance and third-party clients. All of our employees and infrastructure are part of Safepoint MGA. Safepoint MGA earns fee income based on the premium managed for the Reciprocal Exchanges and third parties.

The largest element of our services platform is serving as the attorney-in-fact for the policyholders of the two reciprocal insurance exchanges: Cajun Underwriters Reciprocal Exchange (a Gulf Coast specialist) and Manatee Insurance Exchange (a Florida specialist). The reciprocal insurance exchanges are not legally owned by Safepoint, rather they are 100% owned by the policyholders. Because we have no direct economic equity interest in the Reciprocal Exchanges, Safepoint is not directly exposed to the risk of policies held by the Reciprocal Exchanges, and their earnings impact, and as a result we benefit from reduced variability in financial results. Our service platform issues and renews policies on behalf of the policyholders and is also responsible for the underwriting, policy administration and claims management of the Reciprocal Exchanges.

Reciprocal insurance exchanges are different than stock and mutual insurance companies because they are unincorporated and are managed by a services company, referred to as an

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

attorney-in-fact. Reciprocal insurance exchanges, often referred to simply as “reciprocals”, are an association of policyholders, known as subscribers, who assume liabilities among themselves (subscribers operate as both the insured and insurers). Reciprocals have been an important part of the U.S. insurance landscape for nearly 150 years. Today, some of the most recognizable property and casualty insurance companies in the United States are structured as reciprocals, including Farmers, USAA, Erie Indemnity and PURE.

We also own an insurance company, Safepoint Insurance Company, and three Bermuda-based reinsurance captives. We use our Captives to write supplemental reinsurance for the Reciprocal Exchanges and Safepoint Insurance, which we believe gives us greater financial flexibility to self-reinsure based on the pricing and availability of reinsurance in the open market. While the reinsurance placed between our Captives and the Reciprocal Exchanges is eliminated in consolidation for GAAP, because the results of the Reciprocal Exchanges are classified as one-hundred percent non-controlling interests, the economic results are included as part of Safepoint’s controlling interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results by Operating Segment—Risk-Bearing Entities Segment” for more information.

Beginning in 2023, Safepoint Insurance began renewing the majority of its Florida and Louisiana insurance business into the Reciprocal Exchanges. The tables below illustrate the transition of our gross written premium to the Reciprocal Exchanges, as of December 31 of the applicable year.

Breakdown of our managed premiums over time (as of December 31 of the applicable year)

Set forth below is a simplified diagram of our organizational structure, immediately prior to and immediately following completion of the offering contemplated by this prospectus, which highlights our fee businesses, derived from our service agreements with the Reciprocal Exchanges. For a detailed legal organizational chart of Safepoint, please see “Regulation.” All companies shown below within the holding company scope are 100% owned subsidiaries of

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint. We do not own the Reciprocal Exchanges, but derive an economic benefit from the fee income earned from such Reciprocal Exchanges.

Management and Employees[1]
Other Stockholders[2]
[•]%
[•]%
Safepoint Holdings, Inc.
Consolidated Holding Company
100%[3]
100%[3]
Safepoint MGA
Collective of insurance services businesses
Safepoint Insurance Carrier / Captives
Safepoint Insurance + Captives
Attorneys-in-Fact
Reciprocal Exchanges[4]
Holding Company Scope
Insurance Services Platform
Service Agreement

1

As of the date hereof, approximately 75% of the common stock of Safepoint Holdings is owned by members of senior management and other employees of Safepoint, before giving effect to this offering. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by members of senior management and other employees of Safepoint (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) senior management’s and other employees of Safepoint’s percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

2

This includes all stockholders other than management and employees as a group, none of whom owns more than 10%. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by Other Stockholders (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) Other Stockholders’ percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

3	All companies shown, other than the Reciprocal Exchanges, are 100% owned by Safepoint Holdings.
4

We own $46.8 million aggregate principal amount of the Surplus Notes issued by the Reciprocal Exchanges (excluding any surplus notes held by the other Reciprocal Exchange). In addition, our wholly owned Captives provide reinsurance protection to the Reciprocal Exchanges. While we do not own the Reciprocal Exchanges, they are managed by the Attorneys-in-Fact. Because of the contractual relationships between Safepoint Holdings and the Reciprocal Exchanges, we consolidate the Reciprocal Exchanges for financial reporting purposes under GAAP as is presented in this prospectus.

Our innovative structure allows us to generate significant fee income through underwriting and other insurance services and we believe gives us greater balance sheet flexibility to grow our business in a capital efficient manner. Our capital efficiency is primarily derived from the underwriting capital of the Reciprocal Exchanges, which we do not legally own and which we do not assume direct economic equity risk or direct earnings exposure. The equity of the Reciprocal Exchanges ($46.5 million as of December 31, 2025) is not included as part of our total stockholders’

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

equity ($263.7 million as of December 31, 2025), with $43.0 million of the Reciprocal Exchanges’ subscriber contributions included as temporary (mezzanine) equity on our consolidated balance sheet. Although we do not legally own the Reciprocal Exchanges, our fee income is dependent on the premium growth and continued financial strength of the Reciprocal Exchanges.

Our Revenue Model

We have the three operating segments listed below. However, we generate revenue for the benefit of Safepoint shareholders through our Insurance Services and Risk-Bearing segments. While the Reciprocal Exchanges are an important value driver for our business as the primary source of our fee income streams in the Insurance Services segment, the economic results of the Reciprocal Exchanges are excluded from our net income attributable to controlling interest and shareholders equity attributable to controlling interest given the Reciprocal Exchanges are not legally owned by Safepoint.

•	Insurance Services: Our insurance services platform, which we refer to as Safepoint MGA, receives fees based on the premium managed for the Reciprocal Exchanges and third-party clients.

•

Risk-Bearing Entities: Safepoint Insurance, an insurance company, which writes personal and commercial policies for homeowners and small businesses; as well as our Bermuda-based reinsurance Captives that provide supplemental reinsurance to Safepoint Insurance and the Reciprocal Exchanges.

•	Reciprocal Exchanges: The Reciprocal Exchanges, which are insurance operations that we manage for a fee, but do not legally own.

Our Business

We write both personal and commercial property insurance and have expanded geographically beyond our initial focus on the Florida market (beginning in 2013) into other states, including Louisiana (beginning in 2015), Texas (beginning in 2015), Mississippi (beginning in 2020), Alabama (beginning in 2020), and California (beginning in 2024). We focus principally on writing homeowners, investment properties (dwelling fire), condo, wind-only and commercial coverages to individuals and businesses on an admitted basis. We see our range of product lines as a strength given the needs of property owners and business owners in challenging markets. Most of the business we write is concentrated on the coast of Florida and Louisiana.

The following charts set forth our managed in-force premium by state and class of business as of December 31, 2025:

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The insurance products we write through the Reciprocal Exchanges and Safepoint Insurance principally include the following:

•

Homeowners insurance: Provides financial protection to home and properties that are damaged. Homeowner’s insurance policies include protection for both the home and its property, as well as other buildings or structures on the property. Homeowners insurance also provides protection for most items located within the home or other structure. Policies also provide liability coverage to protect policyholders that are held legally responsible (liable) for the injuries to others or to their property, which has a finite limit.

•

Investment properties (dwelling fire): Provides financial protection to investment properties and to personal properties that are damaged. Dwelling insurance covers the structure of the property and the personal property within. Dwelling insurance can be purchased to cover a primary residence, or a rental property or vacation property. Dwelling insurance covers certain and specific perils and hazards that can damage the property.

•

Commercial insurance: Provides financial protection to commercial properties that are damaged, as well as general liability and business interruption insurance to businesses. Safepoint Insurance generally writes commercial risks up to a policy limit of $15 million, gross of any reinsurance.

•

Homeowners—Condo insurance: Provides financial protection to owners of condominium units that are damaged. Condominium insurance policies include protection for the condominium unit. Condominium insurance also provides protection for most items located within the condominium unit. Policies also provide liability coverage to protect policyholders that are held legally responsible (liable) for the injuries to others occurring in the condominium unit or to their property. The tables above also include wind-only policies within Homeowners.

•	California E&S: Provides financial protection for landlords, homeowners and commercial auto policyholders against climate and catastrophe risks.

Our insurance policies are originated primarily through three channels: (i) policies we assume from Florida Citizens Property Insurance Corporation (“Florida Citizens”) and Louisiana Citizens Property Insurance Corporation (“Louisiana Citizens”), which are state-sponsored insurers, through participation in their legislatively-established “depopulation programs”; (ii) assuming large portfolios of policies from other private insurers, including from insurers in receivership; and (iii) voluntary policies, or new business, sold by licensed independent agents. As markets become challenged, a familiar pattern occurs: failing markets rely on residual facilities such as Florida Citizens and Louisiana Citizens, which have grown and depopulated in a cyclical pattern over time. As of December 31, 2025, we had approximately 299,000 policies in force, 73% of which were assumed from Florida Citizens and Louisiana Citizens, 7% of which were assumed from private insurers and 20% of which were sold by independent agents. Similar challenges are growing in other parts of the country. For example, California (CA FAIR Plan) and Texas (TWIA) have recently experienced significant growth.

Historically, a key source of our business growth had been policy assumptions with Florida Citizens and Louisiana Citizens, also known as the “take-out” transactions. Florida Citizens and Louisiana Citizens are two large residual markets that have established significant market positions in their respective states and were each created by their state legislatures in the early 2000s as not-for-profit organizations to provide property insurance to eligible residential and

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

commercial property owners in their respective states who are unable to find insurance coverage in the private market. Florida Citizens and Louisiana Citizens are often referred to as “insurers of last resort” or “residual markets.” For further information regarding take-out transactions with Florida Citizens and Louisiana Citizens, see “Business—Take-Out Transactions.”

We are also focused on growing our voluntary business origination through independent agents, who are not exclusive to Safepoint, and seek to continue to expand and deepen these relationships as a part of our business strategy, particularly in underserved markets where property specialist underwriters like Safepoint are needed and benefit from the lack of capacity in the market. Safepoint’s marketing and distribution strategy is to create and sustain relationships with like-minded agents on a selective basis that share our views of pragmatic and conservative underwriting. Safepoint employs a dedicated team of territorial agency managers to develop these successful partnerships, promote sales, and retain policyholders for the long-term. As of December 31, 2025, this agent network consists of approximately 6,000 non-exclusive independent agents.

Our in-house field and desk staff manage the entire lifecycle of a claim and exclusively service Safepoint’s customer base allowing the team to build a more intimate knowledge of our policy forms, procedures and guidelines. Our claims administration team operates on the core principle of delivering prompt, fair and professional services to our policyholders in their time of need. Safepoint is able to maintain high quality service and control over the claims process because our claims administration is performed predominantly by an internal field staff of Safepoint employees, with supporting capacity from third-party adjusting firms for large catastrophe events.

Our Industry

Our Market Opportunity

Safepoint participates in the approximately $283 billion premium (as of December 31, 2025) U.S. personal and commercial lines property insurance market, with a focus on admitted lines in Florida and Louisiana. From 2019 to 2025, total direct written premium for the homeowner’s insurance markets in Florida and Louisiana grew by approximately 80% and 70%, respectively, based on publicly available insurance industry regulatory filings. During the same period, Safepoint increased its combined market share across Florida and Louisiana from 0.8% to 1.9%.

We also believe there is an opportunity to expand into new states and into the E&S market, which represents approximately $105 billion in total U.S. premiums, as of December 31, 2025, while preserving our underwriting criteria, rating structure and reinsurance strategy to adequately protect the Company.

Our evolution into a growing property insurance services company reached a significant inflection point in 2023 with the completion of a management buyout transaction led by David Flitman and other members of our senior management. Our senior management and other employees of Safepoint currently own approximately 75% of Safepoint’s equity, before giving effect to the offering contemplated by this prospectus. We believe these transactions have better positioned us to pursue additional growth opportunities in our attractive target markets, while further reinforcing a strong alignment between management and its shareholders. For more information about the ClinchPoint transactions, see “Certain Relationships and Related Party Transactions—Investment Agreement with ClinchPoint.”

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Significant Enhancements in Insurance and Reinsurance Markets

Over the last 40 years, there have been significant enhancements in the scope and scale of insurance and reinsurance operations, both within the U.S. and globally. Initial drivers, such as the growth of mass tort liability, altered the landscape of capital formation with the emergence of large offshore reinsurers in Bermuda in the 1990s and 2000s, which became a familiar, recurrent pattern for subsequent capital events.

Additional catalysts, including large events like Hurricane Andrew (1992), the September 11th Terrorist Attacks (2001) and Hurricanes Katrina, Rita and Wilma (2005), contributed to the growth of the specialist underwriters’ market and the formation of new balance sheets; as well as the expanded use of other innovations in the insurance risk transfer space, such as captives, risk retention groups and the advent of the insurance-linked securities (“ILS”) market, such as catastrophe bonds and sidecars.

As a form of risk segmentation and capital efficiency, reciprocal insurance exchanges have become more prevalent in recent company formation. For example, of the new insurance companies formed in Florida in the past three years, the majority are reciprocal insurance exchanges.

We are focused on delivering catastrophe-exposed property insurance in Florida, Louisiana and other markets that we believe are dislocated and present us with underwriting opportunities. As risk has grown, the industry has responded with capital formation and significant investments in analytical resources, including actuaries, data scientists, catastrophe modelers and other product innovators. As risk grows, so does the need for more sophistication to analyze and hedge risks appropriately. Safepoint was founded on these principles, and we believe we have risk professionals who have seen this evolution and contributed to the enhancements in these technologies.

Depopulation Programs

We have taken advantage of opportunities presented by take-out transactions, with Florida Citizens and Louisiana Citizens offering us a large and attractive range of data for policies in Florida and Louisiana to screen and select only the risks that fit our underwriting and rating criteria. For this reason, take-out transactions with Florida Citizens and Louisiana Citizens, as well as policy assumptions from private insurers, have been highly efficient and successful channels of business origination for us. We believe we have a best-in-class underwriting platform for analyzing takeout portfolios and we are one of the industry leaders in total takeout policies assumed, with a proven policy assumption process that leads to potential growth opportunities when the Florida and Louisiana markets are most turbulent. For further information regarding take-out transactions with Florida Citizens and Louisiana Citizens, see “Business—Take-Out Transactions.”

Florida Market and Impact of Reforms

The insurance industry, particularly in the Florida market, has been recently challenged by growing social inflation, fraudulent and baseless claims and the proliferation of nuisance lawsuits. Accordingly, one of the primary challenges for Florida’s property market in recent years has been the frequency and severity of litigated claims, particularly following hurricanes and tropical storms. In a January 2023 report, the FLOIR cited 2021 data showing that homeowners’ insurance lawsuits in Florida constituted 76.0% of the U.S. national total by count, but homeowners’ insurance claims opened in Florida only constituted 6.9% of the U.S. national total by count.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

In response to these challenges, the State of Florida has recently enacted key legislative reforms, including restrictions on the assignment of benefits to third parties and repealing Florida’s one-way attorney fee statutes. We believe these reforms have significantly altered the litigation environment and will be instrumental for the long-term sustainability and profitability of the Florida property insurance market.

The chart below illustrates the decline in the number of Safepoint Insurance’s and Manatee’s filed lawsuits for policy claims in Florida (by date of filing), as well as recent industry reforms in Florida, during a period when Safepoint Insurance and Manatee grew its policy count in Florida.

Number of filed lawsuits for policy claims in Florida—Safepoint Insurance and Manatee (as of December 31, 2025)

Risk Segmentation and Hedging

We believe more effective risk management requires better portfolio management and optimization of ILS, use of more sophisticated actuarial techniques, better risk segmentation and the advent and the application of technology to deliver a more effective and nuanced product to the consumer. The use of ILS, such as catastrophe bonds, has been a significant driver for the insurance industry, including Safepoint, to channel risk to new investors outside of the traditional insurance/reinsurance market.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Another element of risk segmentation has been the evolution and growth in excess and surplus lines business. The non-admitted U.S. insurance market, also known as the E&S or excess and surplus lines market, is experiencing a period characterized by significant growth of $40.5 billion in 2019 to $104.5 billion in 2025, a compounded annual growth rate during such period of approximately 17%. E&S insurance focuses on insureds that generally cannot purchase insurance from standard market or admitted market insurers due to perceived risk related to their businesses. E&S carriers are generally permitted to tailor the terms of the insurance contract to suit the particular risk they are assuming. Also, E&S carriers are, for the most part, free of rate regulation. Recently, there has been a persistent and sustainable flow of business from the admitted market into the non-admitted E&S channels, resulting generally in compound rate increases across the E&S market in the United States. In addition, the macroeconomic and social environment continues to drive sustainable demand for specialized insurance solutions due to both increasing and more complex risks.

We believe Safepoint has well-positioned its insurance portfolios across the nexus of this dynamic risk environment, with our unique combination of an insurance services platform, capital efficient reciprocal insurance exchanges, E&S capabilities and conservative risk hedging.

Our Competitive Strengths

We believe that we have several competitive strengths that allow us to grow our business profitably, including:

•	Efficient Capital Structure with Reduced Earnings Volatility

Unlike a traditional stock or mutual insurance carrier, the Reciprocal Exchanges have the ability to grow surplus organically through surplus contributions from policyholders, which provides third-party capital to support the Reciprocal Exchanges. We believe that the third-party capital in the form of our Non-Controlling Interest in the Reciprocal Exchanges helps provide us with greater economic insulation from the underwriting performance of the Reciprocal Exchanges and, accordingly, reduces the variability in our financial results. While we have underwriting authority and responsibility for administering policies and claims for the Reciprocal Exchanges, we do not have direct economic equity risk associated with these policies. Such direct economic equity risks are principally borne by the Reciprocal Exchanges, each of which is an association of subscriber policyholders. As part of our insurance services provided to the Reciprocal Exchanges, we purchase third-party reinsurance, on behalf of the Reciprocal Exchanges, designed to protect their balance sheets from multiple hurricanes and other tropical storms in any given year. For the risk management and other insurance services we provide the Reciprocal Exchanges, we earn fee income based on a percentage of the managed premium.

•	Conservative Risk Management and Reinsurance Strategy

Safepoint maintains multiple layers of risk hedges and protection against catastrophe and attritional losses through traditional reinsurance and alternative risk transfer, such as catastrophe bonds. We believe this disciplined approach has allowed Safepoint to preserve its capital and honor its commitments to policyholders, even following large hurricane events. Unlike many of our competitors, Safepoint has not had any prior year reserve deficiencies over the last five years. Although our approach may result in sacrificing an element of short-term profitability for long-term stability, we believe it is the reason we are in a strong position to pursue market opportunities and selectively assume competitor portfolios following catastrophe

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

events. The table below sets forth the percentage of our historical third-party reinsurance limit in Florida that was impacted by hurricane or significant tropical storms. The reinsurance limit represents the maximum amount reinsurers are required to pay to the Carriers in the event of loss during any given year, while the historical utilization represents how much of that limit was paid to Safepoint. Safepoint typically purchases excess of loss reinsurance above a 1-in-250 year probable maximum loss and has never had an event or cluster of events exceed even half of its available reinsurance limit in a given accident year. We believe the ratio of the reinsurance limit that we purchase to the total insured value of our Florida policies, which was over 3.5% (as of September 30, 2025), is materially higher than many of our Florida peers (approximately 1%).

Florida Reinsurance Limit vs. Historical Utilization ($mm)

Represents the dollar amount of reinsurance limit purchased with respect to hurricanes and other named storms and the utilization of such limit from historical events

(1)	Safepoint FL represents the dollar amount of reinsurance limit purchased by the Carriers with respect to hurricanes and other named storms affecting Florida.
(2)	Safepoint xFL represents the dollar amount of reinsurance limit purchased by the Carriers with respect to hurricanes and other named storms affecting states other than Florida.

•	Industry-Leading Expense Ratio via Streamlined, Tech-Enabled Processes

We are focused on disciplined internal cost management, which we believe is a critical component of profitability in the property markets in which we operate and we believe differentiates us from many of our peers. Over the last several years, we have developed numerous in-house functions specifically tailored to our processes in order to reduce overall costs and produce better outcomes, including through the expansion of our claims administration and internal litigation teams. In addition, we utilize data-driven, actuarial analytics and advanced technologies, including artificial intelligence (“AI”), to define, measure and manage risk on a policy-by-policy basis. Our use of AI includes a recently designed and implemented Agency Relations Management System, which leverages modern cloud architecture to enhance the ease of doing business with Safepoint by streamlining communications and transactions with its

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

network of independent insurance agencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Expense Ratio” for more information.

Our success with tech-enabled processes has led to a meaningful reduction in our expense ratio. The chart below sets forth our adjusted general expense ratio for each of the years ended December 31, 2024 and December 31, 2025, which is the ratio of general and administrative expenses net of amortization of stock-based compensation and amortization of intangible assets as a percentage of gross written premiums.

Adjusted General Expense Ratio(1) By Year

(1)

Non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.

•	Entrepreneurial Problem Solving Management Team

We are entrepreneurial problem solvers who seek to take advantage of the opportunities stemming from the dislocation and lack of capacity in various markets, particularly the coastal U.S. property insurance market. We believe the expansion of our business in Louisiana is a prime example of how we have recently used this problem-solving skill set to grow our business. At the time of our expansion in Louisiana in 2021, the property insurance market in the state was significantly challenged following recent catastrophe events, including the ultimate failure of at least 10 insurance companies following Hurricane Ida. In December 2021, Safepoint assumed personal lines policies in Louisiana from two companies in receivership and one insolvent carrier. Safepoint Insurance assumed the risk on its balance sheet while it established a new venture, Cajun, one of the Reciprocal Exchanges. We raised new surplus from a combination of our own funds and third-party investors and purchased approximately $240.0 million of reinsurance limit in order to significantly increase our claims paying resources in the state. We believe that Safepoint and Cajun ultimately benefited approximately 50,000 policyholders from ending up in Louisiana Citizens, where they may have been subject to reduced coverage at higher prices.

•	Disciplined Data-Driven Underwriting Approach

We believe that our disciplined and data-driven approach to risk management has been a key driver of our profitability and sustainability in the catastrophe-exposed markets in which we

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

operate. We have made strategic investments in predictive analytics and advanced pricing models, including a state-of-the-art Generalized Linear Modeling (“GLM”) software which incorporates modern statistical and machine learning techniques to build pricing structures that are both more accurate and more adaptive. We believe these investments enhance our ability to segment risk, strengthen retention and respond quickly to market changes. By leveraging our differentiated access to unique data and technological innovations in underwriting, we believe we are able to maintain a competitive edge in our target markets and achieve a meaningful reduction in attritional loss ratio over time. Our integrated operations allow us to collaborate seamlessly across key stakeholders (underwriting, products, claims and legal) to proactively address risk exposures, including fraud-related loopholes and evolve policy language in response to market dynamics, enhancing underwriting profitability and process efficiency.

The chart below illustrates the meaningful improvement in Safepoint’s gross loss ratio (including paid losses, case reserves and IBNR reserves, but excluding reinsurance recoverables) for the last 10 accident years as of December 31, 2025. The bar graph in the table below illustrates Safepoint’s gross loss ratio by accident year, excluding hurricanes and other named storms. All figures are shown gross of inuring reinsurance recoveries.

Gross Loss Ratio By Accident Year Excluding Named Storms(1)

(1)

For each of the years listed above, our gross loss ratio by accident year, including named storms, was as follows, without giving effect to third party reinsurance recoveries: (i) 37.8% for 2014; (ii) 53.3% for 2015, (iii) 49.7% for 2016, (iv) 220.1% for 2017, (v) 41.9% for 2018, (vi) 34.5% for 2019, (vii) 68.1% for 2020, (viii) 122.3% for 2021, (ix) 76.2% for 2022, (x) 18.6% for 2023, (xi) 32.4% for 2024, and (xii) 18.0% for 2025.

(2)

The percentages listed underneath the named storms represent the named storm’s CAT loss ratio, calculated by subtracting the gross loss ratio by accident year excluding named storms from the gross loss ratio by accident year, including named storms, as listed in footnote 1.

•	Strong Claims Administration, Integrated with Litigation Teams

We believe that our dedicated claims administration and litigation teams, which have over 150 full-time employees, have been essential to containing our overall loss costs and loss adjustment expenses, and has led to a reduction in both the frequency and severity of claims. Additionally, Safepoint’s claims operations are a critical element of our risk management strategy that has enabled us to consistently maintain sufficient reserves, with no adverse prior

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

year development over the last five years. In addition, our in-house legal team, which includes experienced trial attorneys, manages all aspects of the legal process, including pleadings, discovery, mediation and trial. This alignment across claims and legal functions, as well as the timely and quality claims services, helps manage litigation and defense costs. For more information on our claims administration, see “Business—Claims Administration.”

•	Strong Visibility into Earnings Driven by High Policyholder Retention

Historically we have enjoyed high levels of policyholder retention, which is defined as the level of policy and premium renewals of existing customers year over year. We believe high policyholder retention has provided high degree of visibility into our earnings, particularly our recurring fee income streams. We believe our high policyholder retention rates are attributable in part to the challenging insurance markets in which we operate, including dislocated coastal property markets, which we believe are generally less sensitive to premium rate increases than other segments of property and casualty insurance. Set forth below is a diagram showing our policy and premium retention rates since inception. Policy and premium retentions are an important component of maintaining a stable and sustainable book of insurance business and generating sufficient managed premiums for our fee business. We plan to continue to focus on high levels of policyholder retention, while also maintaining the appropriate premium rate.

The following chart sets forth our policy and premium retention rates for each of the years from January 1, 2014 through December 31, 2025.

120%
110%
100%
90%
80%
70%
60%
35%
30%
25%
20%
15%
10%
5%
0%
Irma
Ida
Ian
Helene & Milton
89%
89%
92%
93%
93%
92%
97%
102%
99%
109%
95%
88%
82%
86%
87%
86%
88%
89%
89%
88%
85%
85%
83%
83%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Policy Retention
Premium Retention(1)

(1)	Premium retention in excess of 100% indicates an increase in premium.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Our Growth Strategies

The key aspects of our business strategy are:

•	Growing Geographically Through Diversified Distribution Channels

Safepoint leverages its management team’s multi-faceted product underwriting expertise to broaden the scope of policyholder solutions by expanding both our product suite and distribution capabilities. Safepoint is expanding its distribution capabilities via new channels, including wholesalers and MGAs. Safepoint is selective in whom it chooses to partner with to access new markets, which we believe are all fully aligned with our competitive strengths. We continue to capture market share in admitted lines in Florida and Louisiana, while expanding nationally into new states and into the excess and surplus lines market. We have achieved such growth while maintaining our underwriting criteria, rating structure, and reinsurance strategy to adequately protect the Company in excess of a 1-in-250-year catastrophe event. As of February 1, 2026, we are licensed to write admitted insurance products in six states, granted approval to write excess and surplus lines products in 43 other states and awaiting approval in one additional state, with the goal of national positioning.

Macroeconomic and social environment trends continue to drive strong demand for specialized insurance solutions, due to both increasing and more complex risks. We have applied our risk management expertise in both the admitted as well as the E&S insurance markets. We have developed a mix of personal and commercial E&S offerings, with a near term focus on California, Nevada, Utah, Arizona, New Mexico, Colorado, Tennessee, Georgia, South Carolina, North Carolina and Hawaii. E&S offerings allow us to react quickly to changing market conditions and to accelerate the expansion of our business nationally as we do not have to go through the process of receiving required rate and policy form approvals from individual state regulators.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The map below sets forth the U.S. admitted insurance licenses and E&S approvals, held or pending by the Reciprocal Exchanges or Safepoint Insurance as of February 1, 2026.

Admitted
Awaiting E&S approval
Approved for E&S
Approved for E&S (near-term priorities)
WA
OR
ID
MT
ND
MN
SD
WY
NE
IA
WI
MI
NV
UT
CO
CA
KS
MO
IL
IN
OH
KY
WV
VA
PA
NY
NJ
NH
VT
ME
MA
RI
CT
DE
MD
OK
AR
TN
NC
SC
GA
AZ
NM
TX
LA
MS
AL
FL
AK
HI

•	Capitalize On Our Expertise in Catastrophe-Exposed Property Insurance Markets Through Industry Cycles

Throughout our history, we have focused on deliberate growth in underserved, dislocated U.S. coastal property insurance markets in which we have sufficient expertise to underwrite business that is attractive on a risk-adjusted basis. By prioritizing these underserved, catastrophe-exposed markets, we plan to continue to build a strong presence and reputation as a reliable insurer in underserved segments. We believe this strategic capability enables us to expand our market share while maintaining a strong commitment to customer service and claims support. The foundation for this growth strategy is our risk hedging expertise, where we continuously reassess; for example, each year we evaluate the insurance risk we syndicate to various sources, depending on market conditions, terms, availability and pricing. Safepoint syndicates and conservatively hedges risk to protect its claims-paying resources through catastrophe bonds, industry loss warranties and traditional reinsurance well in excess of regulatory and rating agency requirements for purchasing protection.

•	Expand Fee Income From Third Parties Leveraging Safepoint’s Platform

We continue to expand our service relations with third-party MGAs and carriers in exchange for fees. For example, we manage all of the insurance administration functions of a third-party

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

MGA, including writing $59 million of in-force premium as of December 31, 2025, with an unaffiliated carrier. This relationship, and others we seek to establish, allows us to leverage our platform to provide services for competitive rates, while achieving a compelling profit margin on the services revenue we receive. In addition, in this context we can benefit from the opportunity to track various markets and determine where it is prudent to deploy additional resources. We believe there is significant opportunity to expand our service offerings to other unaffiliated MGAs and carriers and drive additional growth in high margin fee income.

Our Legal Structure

Our organizational legal structure, immediately prior to and immediately following the offering contemplated by this prospectus, is summarized below. Each entity is wholly owned by its immediate parent, unless otherwise specified below. Cajun and Manatee are not legally owned subsidiaries of Safepoint because, as reciprocals, they are owned by their subscribers. Cajun and Manatee are managed by their Attorneys-in-Fact, which are wholly owned subsidiaries of Safepoint. Certain non-operating companies have been removed for presentation purposes.

1

As of the date hereof, approximately 75% of the common stock of Safepoint Holdings is owned by members of senior management and other employees of Safepoint, before giving effect to this offering. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by members of senior management and other employees of Safepoint (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) senior management’s and other employees of Safepoint’s percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

2

This includes all stockholders other than management and employees as a group, none of whom owns more than 10%. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by Other Stockholders (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) Other Stockholders’ percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Our Corporate Information

Safepoint Holdings was formed under the laws of the State of Florida in May 2013 as Safepoint Holdings, LLC and converted to a Florida corporation on July 1, 2015. Prior to the completion of this offering, Safepoint Holdings will redomesticate from a Florida corporation to a Delaware corporation.

Our principal business office is located at 4010 Gunn Highway, Tampa, Florida 33618. Our website address is www.safepointins.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

Our design logo is owned by us or one of our subsidiaries. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Summary Risk Factors

Investing in our common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:

•	claims arising from unpredictable and severe catastrophe events could reduce our earnings and stockholders’ equity and limit our ability to underwrite new insurance policies;

•	the inability to purchase third-party reinsurance or otherwise expand our catastrophe coverage in amounts we desire on commercially acceptable terms or on terms that adequately protect us;

•

our risk management and loss limitation methods, including estimates and models, may fail to adequately manage our exposure to losses from catastrophe events and our losses could be materially higher than our expectations;

•	our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows;

•	a decline in our financial strength rating may adversely affect the amount of business we write;

•

unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations;

•	our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operations;

•	our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects;

•

adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, or a combination of these effects, which, in turn, could affect our growth and profitability;

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

•

the insurance business is historically cyclical in nature and we believe we are currently experiencing a relatively hard market cycle, which may affect our financial performance and cause our operating results to vary from quarter to quarter and may not be indicative of future performance;

•

we are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives; failure to comply with these regulations could subject us to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations;

•

we identified material weaknesses in our internal controls over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations;

•	we could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain qualified personnel; and

•	our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•

that the presentation in this prospectus needs to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We may take advantage of these provisions until we no longer qualify as an emerging growth company. We will cease to qualify as an emerging growth company on the date that is the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (ii) the last day of the fiscal year in which we have more than $1.235 billion in total annual gross revenues, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or (iv) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock outstanding after this offering	shares

Option to purchase additional shares of common stock offered in this offering	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase from the selling stockholders up to an additional shares.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Proposed NYSE trading symbol	“SFPT”

Voting	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Risk factors	You should read the section entitled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Dividend policy	We anticipate paying a [quarterly] cash dividend on our common stock of $ per share beginning in the [third] quarter of 2026. We anticipate paying aggregate cash dividends of $ per annum on our common stock, resulting in an annual yield of [•%] based on a price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Our ability to pay dividends on our common stock may be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into. See the section entitled “Dividend Policy.”

The total number of shares of our common stock that will be outstanding after this offering includes [•] shares of common stock outstanding as of [•], 2026 and excludes:

•	[[ ] shares of common stock issued pursuant to restricted stock awards and options to purchase [ ] shares of common stock under our 2024 Stock Incentive Plan, or the 2024 Plan];

•

[[    ] shares of common stock reserved for future issuance under our 2026 Stock Incentive Plan, or the 2026 Plan, which will be increased by any shares of common stock that are underlying awards outstanding under the 2024 Plan (under which we will cease granting awards upon the adoption of the 2026 Plan) that are canceled, forfeited, or settled in cash. Further, the total number of shares of common stock reserved and available for delivery under the 2026 Plan will be increased on the first day of each of the fiscal years during the term of the 2026 Plan beginning with fiscal year 2027, in an amount equal to the lowest of (i) 3% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii)    of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors]; and

•

[[    ] shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan, or the 2026 ESPP, and together with the 2026 Plan the “2026 Equity Compensation Plans,” which will become effective in connection with this offering. Further, the total number of shares of common stock available for issuance under the 2026 ESPP will be increased on the first day of each of the fiscal years during the term of the 2026 ESPP beginning with fiscal year 2027, in an amount equal to the lowest of (i) 1% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii)    of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors.]

Unless otherwise indicated, this prospectus assumes or gives effect to the following:

•

the filing and effectiveness of our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering, or our certificate of incorporation, and the adoption of our amended and restated bylaws to be effective immediately prior to the closing of this offering, or our Bylaws; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data as of and for the periods indicated.

The summary consolidated statements of operations data for the fiscal years ended December 31, 2025 and 2024, and the summary consolidated balance sheet data as of December 31, 2025 and 2024 are derived from our annual consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period.

	Year ended December 31, 2025	Year ended December 31, 2024	$ Change	% Change
	($ in thousands, except percentages)
Revenues:
Gross written premiums	$927,238	$642,591	284,647	44.3%
Change in gross unearned premiums	(123,948)	(114,052)	(9,896)	8.7%

Gross earned premiums	803,290	528,539	274,751	52.0%
Ceded earned premiums	(325,413)	(290,549)	(34,864)	12.0%

Net earned premiums	477,877	237,990	239,887	100.8%
Policy fee income	6,680	4,792	1,888	39.4%
Net investment income	24,939	13,802	11,137	80.7%
Net realized investment (loss) gain	(23)	177	(200)	-113.0%
Other insurance related income	6,836	5,398	1,438	26.6%

Total revenues	516,309	262,159	254,150	96.9%
Expenses
Losses and loss adjustment expenses, net	145,275	136,050	9,225	6.8%
Policy acquisition costs, net of ceding commissions	59,158	38,877	20,281	52.2%
General and administrative expenses	74,394	52,262	22,132	42.3%
Interest expense	10,089	4,744	5,345	112.7%
Loss on debt extinguishment	8,873	—	8,873	100.0%

Total expenses	297,789	231,933	65,856	28.4%
Income before income taxes	218,520	30,226	188,294	623.0%
Provision for income tax expense	52,937	5,970	46,967	786.7%

Net income	165,583	24,256	141,327	582.6%
Net income (loss) from non-controlling interest	8,367	(17,026)	25,393	-149.1%

Net income attributable to controlling interest	$157,216	$41,282	115,934	280.8%

Key Operating and Financial Metrics:
(1) Net operating income to Safepoint shareholders	$165,444	$40,207
(1) Managed premium	$985,298	$653,551
Insurance Services revenue	$161,749	$76,455
(1) Insurance Services EBITDA	$115,956	$47,821
(1) Insurance Services EBITDA Margin	71.7%	62.5%

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

	Year ended December 31, 2025	Year ended December 31, 2024	$ Change	% Change
	($ in thousands, except percentages)
(1) Adjusted general expense ratio	6.9%	6.5%
(1) Return on equity to Safepoint shareholders	103.5%	63.5%
(1) Adjusted Reciprocal Exchange combined ratio	70.2%	81.5%
Risk-bearing Entities loss ratio	20.1%	44.3%
Risk-bearing Entities expense ratio	45.9%	41.6%
Risk-bearing Entities combined ratio	66.0%	85.9%

(1)	Non-GAAP financial measure. See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.

You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

RISK FACTORS

An investment in our common stock involves a certain degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the financial and other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. Any of the following risks could have an adverse or material effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial also may become important factors that affect us.

Risks Related to Our Business and Industry

If the management fee rate earned by the Attorneys-in-Fact is reduced or if there is a significant decrease in the amount of premiums written by the Reciprocal Exchanges, our revenues and profitability could be materially adversely affected.

We are dependent upon management fees we earn from the Reciprocal Exchanges, which represented $158.2 million in revenue for the year ended December 31, 2025 (which is ultimately eliminated in consolidation for GAAP). In accordance with the attorney-in-fact agreements with the policyholders of the Reciprocal Exchanges, we currently earn an annual fee equal to 17% of the gross written premiums plus 3% of gross earned premiums of the Reciprocal Exchanges. Any reduction in the gross written premiums of the Reciprocal Exchanges and/or the management fee rate, whether as a result of insurance losses, a loss of financial strength ratings, a regulatory action, change in applicable law, whether or not described herein, could have a negative effect on our revenues and net income attributable to controlling interest.

We have exposure to unpredictable and severe catastrophes, including those caused by global climate change, which could reduce or eliminate our earnings and stockholders’ equity and limit our ability to underwrite new insurance policies.

Our insurance operations expose us to claims arising from unpredictable catastrophe events, such as hurricanes, tropical storms, severe thunderstorms, earthquakes, floods, wildfires, sink-holes, hail and other severe events. Furthermore, the actual occurrence, frequency and magnitude of such events are uncertain. Over the past several years, changing weather patterns and climatic conditions, such as rising average global temperatures, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate. This may include catastrophes in markets where we have only recently begun to insure against loss, such as in California, where devastating wildfires have become a regular occurrence and have caused a significant amount of residential and commercial property loss and damage. Climate change may increase the frequency and severity of extreme weather events. This effect has led to conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear that increase hurricane activity. Hurricane activity typically increases between June and November of each year, though the actual occurrence and magnitude of such events is uncertain. The occurrence of a natural disaster or other catastrophe loss could materially adversely affect our business, financial condition, and results of operations. Additionally, any increased frequency and severity of such weather events, including hurricanes, could have a material adverse effect on our ability to predict, quantify, reinsure and manage catastrophe risk, which may materially increase our losses resulting from such catastrophe events.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The extent of losses from catastrophes is a function of both the frequency and severity of the insured events and the total amount of insured exposure in the areas affected. The frequency and severity of catastrophes are inherently unpredictable and the occurrence of one catastrophe does not make the occurrence of another catastrophe more or less likely. Increases in the replacement cost of insured property due to higher material and labor costs, increases in concentrations of insured property, the effects of inflation, and changes in cyclical weather patterns may increase the severity of claims from catastrophe events in the future. Claims from catastrophe events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year, which could materially adversely affect our financial condition, possibly to the extent of eliminating our total stockholders’ equity, and/or our financial strength ratings. Our ability to underwrite new insurance policies could also be materially adversely impacted.

Our loss reserves are estimates and may be inadequate to cover our actual liability for losses, causing our results of operations to be adversely affected.

We maintain reserves, also referred to as loss reserves, to cover estimated liabilities for unpaid losses and loss expenses, including legal and other fees as well as other claims settlement costs, for reported and unreported claims incurred as of the end of each accounting period. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves represent an estimate of what the Company’s ultimate settlement and administration of claims is expected to cost. These estimates, which generally involve actuarial projections, are based on the assessment of facts and circumstances then known, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. The variables described above are affected by both internal and external events, such as claims handling procedures, inflation, judicial and litigation trends and legislative changes. Additionally, there may be a significant delay between when a loss event occurs and the time it is reported to us. As a result, estimates of loss associated with specific claims can increase as new information emerges, and our projections and our estimates may be inaccurate, which in turn may cause our actual losses to exceed our loss reserves and cause the reserves for the claim to become inadequate. If our actual losses exceed our loss reserves, our financial results, our ability to expand our business and to compete in the property and casualty insurance industry may be negatively affected.

Factors that affect unpaid losses and loss adjustment expenses include the estimates made on a claim-by-claim basis known as “case reserves” coupled with bulk estimates known as “incurred but not yet reported” (or “IBNR”) loss reserves. Periodic estimates by management of the ultimate costs required to resolve all claims are based on our analysis of historical data and estimations of the impact of numerous factors such as (i) factual information for each claim; (ii) industry and company historical loss experience and development patterns; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate resolution of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors.

Because of the inherent uncertainties in the reserving process, we cannot be certain that our reserves will be adequate to cover our actual losses and loss adjustment expenses. If our reserves for unpaid losses and loss adjustment expenses are less than actual losses and loss adjustment expenses, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

experience substantially in excess of our reserves for unpaid losses and loss adjustment expenses could substantially harm our results of operations and financial condition and financial strength ratings.

Our insurance company affiliates are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Our Carriers are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, currently the laws of Florida for Safepoint Insurance and Manatee and Alabama for Cajun. Florida’s risk-based capital standards, based upon the NAIC’s Risk-Based Capital for Insurers Model Act, require Safepoint Insurance to report its results of risk-based capital calculations to the insurance regulatory commission of its state of domicile and the NAIC. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level risk-based capital. Authorized control level risk-based capital is determined using the NAIC’s risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100%, and 70% of its authorized control level risk-based capital. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer’s authorized control level risk-based capital), placing the insurance company into receivership.

In addition, our Carriers are required to maintain certain minimum capital and surplus and to limit its written premiums to specified multiples of its capital and surplus. Our Carriers could exceed these ratios if its volume increases faster than anticipated or if its surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Florida law requires a residential property writer to maintain surplus of the greater of $15.0 million or 10% of its liabilities. As of December 31, 2025, Safepoint Insurance held surplus of $108 million. Florida law also restricts the ratio of written premiums to policyholder surplus to 10 to 1 on a gross basis and 4 to 1 on a net of reinsurance basis. For the year ending December 31, 2025, Safepoint Insurance’s gross and net written premiums to policyholder surplus ratios were 1.0 to 1 and 0.58 to 1, respectively. For the year ending December 31, 2025, Manatee’s gross and net written premiums to policyholder surplus ratios were [•] to 1 and [•] to 1, respectively.

Alabama law requires reciprocal insurers domiciled in Alabama and transacting property and casualty insurance for less than five years, to maintain a surplus of at least $1.25 million. As of December 31, 2025, Cajun held surplus of $57 million.

Any failure by Safepoint Insurance, Cajun or Manatee to meet the risk-based capital or minimum statutory capital requirements or the writings ratio limitations imposed by applicable state insurance regulations could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or rehabilitation or liquidation.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Any changes in existing risk-based capital requirements, minimum statutory capital requirements, or applicable writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

Because our insurance operations are geographically concentrated, any single catastrophic event, or a series of such events, or other condition affecting losses in the U.S. coastal states in which we operate could adversely affect our financial condition and results of operations.

Our insurance operations are geographically concentrated in Florida and the other U.S. gulf states. As of December 31, 2025, [•]% of our policies (measured by in-force premium) insured customers in Florida and/or Louisiana. In addition, our business is geographically concentrated along the coast. Florida has 1300 miles of linear coast, Louisiana and Texas each have over 300 miles of linear coast. While 95% of our insurance portfolio (by policy count) insures risks within 50 miles of the coast, we employ catastrophe loss models to manage risk concentrations among other physical parameters. A single catastrophic event, or a series of such events, destructive weather patterns, general economic trends, regulatory developments or other conditions specifically affecting such states, particularly along the coastal areas, could have a disproportionately adverse impact on our business, financial condition and results of operations. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory environment affecting property and casualty insurance in Florida or Louisiana may expose us to more significant risks. In the event of such catastrophes, the laws and regulations of Florida and Louisiana, as well as of other states where we are regulated to do business, may restrict or prevent us from taking actions to reduce our exposure to losses related to such catastrophes. For example, we may be prevented from using non-renewals or cancellations to limit our exposure following a catastrophe, may be required to provide additional advance notice of non-renewals and cancellations, or may be subject to rate change delays or limits or may be prevented from exiting a market that has become unprofitable.

In addition, changes in the prevailing regulatory, legal, economic, political, demographic or competitive environment, and other conditions in such states could also make it less attractive for us to do business in those states and would have a more pronounced effect on our business than it would on other insurance companies that are more geographically diversified than we are.

Increased competition, competitive pressures, industry developments and market conditions could affect the growth of our business and adversely impact our financial results.

The property and casualty insurance industry in U.S. coastal states is highly competitive, and we believe it will remain highly competitive for the foreseeable future. We compete not only with other insurance corporations, but also with Florida Citizens, mutual companies, other underwriting organizations and alternative risk-sharing mechanisms. Our principal lines of business are written by numerous other insurance companies. We face competition from national and regional insurers, coastal specialists, new entrants and the residual market, such as Florida Citizens and Louisiana Citizens. Larger and more established national and regional insurance companies may have certain competitive advantages, including increased name recognition, increased loyalty of their customer base and reduced per policy acquisition costs. We compete for business not only on the basis of price, but also on the basis of financial strength, types of coverages offered, availability of coverage desired by customers, commission structure and quality of service to our policyholders and agents. We may have difficulty continuing to compete successfully on any of these bases in the future. Competition could limit our ability to retain existing business or to write new business at adequate rates, and such

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

limitation may cause a material adverse effect on our results of operations and financial position. Because we are smaller than some of our competitors, we may lack the resources to increase or maintain our market share.

Further, the rapid evolution of AI and technology in general may alter the competitive landscape. While we expect to continue leveraging technology, data and analytics efficiently, it is possible that competitors will leverage AI and technology solutions more effectively, which may adversely impact our competitive position. Competitors could enter the insurance market and further accelerate these trends. Our competitive position could be adversely impacted if we are unable to deploy, in a cost-effective and competitive manner, technology or if our competitors collect and use data which we do not have the ability or access to utilize.

In addition, industry developments could further increase competition in our industry. These developments could include:

•

an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business as a result of better premium pricing and/or policy terms;

•	an increase in programs in which state-sponsored entities provide property insurance in catastrophe-prone areas; and

•	changes in the regulatory and political climate.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available. If competition limits our ability to write new business at adequate rates, our future results of operations would be adversely affected.

The insurance business is historically cyclical in nature, which may affect our financial performance and cause our operating results to vary from quarter to quarter and may not be indicative of future performance.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, volatility in investment results, general economic conditions and other factors. Increased pricing competition among insurers, which is sometimes referred to as a “soft market,” can adversely affect revenue and profitability levels. As insurers recognize this situation (which can occur at different times, for different products and for different companies), the historical reaction has been for insurers to raise their rates (sometimes referred to as a “hard market”) in an attempt to restore profitability to acceptable levels. As more insurers react in this way, profit levels in the industry may increase to a point where some insurers begin to lower their rates, starting the cycle over again. The ability to discern at any point in time whether we are in a “hard” or “soft” market is often difficult, as such a conclusion represents an assessment of innumerable data points including, among others, the operating results of, and the dynamic competitive actions taken by, us and many competitors in multiple markets involving a variety of products. Often, detailed information on our competitors becomes available on a delayed basis, and the nature of the market becomes apparent only in retrospect. Our ability to predict future competitive conditions is also constrained as a result.

The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We believe the coastal property insurance market is currently transitioning to a softer market cycle. However, we cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

Our success and ability to grow our business depends on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, results of operations and financial condition could be harmed.

We believe that the growth of our business and revenue depends upon our ability to retain our existing customers and add new customers in our current geographic markets and in the markets in which we expand. While we have experienced significant customer growth since we commenced operations, we may not be able to maintain this growth and our customer base could shrink over time.

Our ability to attract new customers and retain existing customers depends on our ability to continue providing positive insurance-buying and claims-filing customer experiences, competitive pricing and adequate insurance coverage. In order to maintain this reputation, we may be required to incur significantly higher marketing expenses, costs related to improving our service, and lower margins in order to attract new customers and retain existing customers. If we fail to remain competitive on customer experience, pricing and insurance coverage options, our ability to grow our business and generate revenue by attracting and retaining customers may be adversely affected.

There are many factors that could negatively affect our ability to grow our customer base, including if:

•	we fail to effectively use search engines, social media platforms, content-based online advertising and other online sources for generating traffic to our website;

•	potential customers in a particular marketplace or more generally do not meet our underwriting guidelines;

•	our competitors mimic our digital platform or develop other innovative services, causing current and potential customers to purchase their insurance products instead of our products;

•	we lose customers to new market entrants and/or existing competitors;

•

we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as line, form, underwriting and rating approvals) or such approvals contain conditions that impose restrictions on our operations (such as limitations on growth);

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

•	our digital platform experiences disruptions;

•	we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

•	we fail to expand geographically;

•	we fail to offer new and competitive products;

•	customers have difficulty installing, updating or otherwise accessing our website on mobile devices or web browsers as a result of actions by us or third parties;

•	technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or

•	we are unable to address customer concerns regarding the content, data privacy and security of our digital platform.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, results of operations and financial condition.

Reinsurance coverage may not be available to us in the future at favorable rates or at all.

We purchase a significant amount of reinsurance from third parties that we believe enhances our business by reducing our exposure to potential catastrophe losses and reducing volatility in our underwriting performance, providing us with greater visibility into our future earnings. Reinsurance involves transferring, or ceding, a portion of our risk exposure on policies that we write to another insurer, the reinsurer, in exchange for a premium.

We primarily use treaty reinsurance, consisting of excess of loss (“XOL”) coverage from traditional reinsurers, collateralized reinsurers and capital markets investors, in the form of catastrophe bonds. Additionally, we buy program specific reinsurance coverage on a quota share, property per risk or a facultative basis. Treaty coverage refers to a reinsurance contract that is applied to a group or class of business where all the risks written meet the criteria for that class. Facultative coverage refers to a reinsurance contract on individual risks as opposed to a group or class of business. Our catastrophe XOL treaties are divided into multiple layers.

For the 2025-2026 reinsurance program, we purchased $1.9 billion of limit protection for the first hurricane and other tropical storms and, in the aggregate, we have purchased over $2.9 billion of limit protection for first and subsequent hurricanes and other tropical storms. The majority of the 2025-2026 reinsurance program expires on April 30, 2026, other than our catastrophe bonds, which are multi-year contracts, with the exception of the policies issued pursuant to Florida Hurricane Catastrophe Funds, which expire on June 1, 2026. We typically do not purchase significant amounts of reinsurance coverage for catastrophe events other than hurricanes and other tropical storms, and our XOL coverage is generally purchased on a per occurrence rather than an aggregate basis. Therefore, although we attempt to manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance protection and would have a material adverse impact on our results of operations and financial condition.

The reinsurance market historically has been a cyclical market characterized by periods of sufficient or excess capital (soft market cycle) as well as shortages of capital (hard market cycle).

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Market conditions have limited, and in some cases prevented, insurers from obtaining the types and amounts of reinsurance they consider adequate for their business needs. As a result, we may not be able to purchase reinsurance in the areas and for the amounts we desire or on terms we deem acceptable or at all. A hard market cycle may increase our cost of reinsurance, force us to increase our loss retention, or limit the amount of reinsurance we are able to purchase, all of which would have an adverse impact on our business and results of operations. Although the reinsurance market is transitioning from a harder market cycle to a softer market cycle, the extent and duration of such softer reinsurance market conditions are unknown and could be reversed due to financial market events or catastrophe losses.

We may not be able to collect reinsurance amounts due to us from the reinsurers with which we have contracted.

Reinsurance is a method of transferring part of an insurance company’s risk under an insurance policy to another insurance company. To the extent that our reinsurers are unable to meet the obligations they assume under our reinsurance agreements, we remain liable for the entire insured loss. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. Our ability to recover amounts due from reinsurers under the reinsurance treaties we currently have in effect is subject to the reinsurance company’s ability and willingness to pay and to meet its obligations to us. We attempt to select financially strong reinsurers with an AM Best or S&P rating of “A-” or better or we require the reinsurer to fully collateralize its exposure, such as in the case of our previous catastrophe bond issuances. While we monitor from time to time their financial condition, we also rely on our reinsurance broker and rating agencies in evaluating our reinsurers’ ability to meet their obligations to us. Any failure on the part of any one reinsurance company to meet its obligations to us could have a material adverse effect on our financial condition or results of operations.

All residential and commercial insurance companies that write property and casualty business in Florida, including Safepoint Insurance and Manatee, are required to obtain reinsurance through the Florida Hurricane Catastrophe Fund, and this coverage comprises a portion of our reinsurance program. The limit and retention of the FHCF’s reinsurance coverage is subject to upward or downward adjustment based on, among other things, submitted exposures to FHCF by all participants. We have also purchased private reinsurance alongside our FHCF layer to fill in gaps in coverage that may result from the adjustment of the limit or retention of our FHCF coverage; however, such private reinsurance will not cover any losses we may incur as a result of FHCF’s inability to pay the full amount of our claims. If a catastrophic event occurs in Florida, FHCF may not have sufficient funds to pay all of its claims from insurance companies in full or in a timely manner. This could result in significant financial, legal and operational challenges to our Company. In the event of a catastrophic loss, FHCF’s ability to pay may be dependent upon its ability to issue bonds in amounts that would be required to meet its reinsurance obligations. There can be no assurance that FHCF will be able to do this. While we believe FHCF currently has adequate capital and financing capacity to meet its reinsurance obligations, there can be no assurance that it will be able to meet its obligations in the future, and any failure to do so could have a material adverse effect on our liquidity, financial condition and results of operations.

The “Safepoint” brand may not become as widely known as incumbents’ brands or the brand may become tarnished.

Many of our competitors have brands that are well recognized. Since inception, we have spent a considerable amount of money and other resources to create brand awareness and build our reputation.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

We may not be able to build brand awareness, and our efforts at building, maintaining and enhancing our reputation could fail. There are many factors that, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation, business, results of operations and financial condition, including:

•	complaints or negative publicity about our business practices;

•	our marketing and advertising campaigns;

•	our compliance with applicable laws and regulations;

•	the integrity of the data that we provide to customers or business partners;

•	data privacy and security issues;

•	business practices or adverse financial developments;

•	perceptions of our corporate governance or social responsibility;

•	the conduct of our officers or employees;

•	the actions of a significant customer or other business with which we do business; or

•	other aspects of our business.

As we expand our product offerings and enter new markets, we must continue to establish our reputation in an expanded marketplace, and to the extent we are not successful in this endeavor, our business, results of operations and financial condition could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

The negative impacts of these or other events may be aggravated as consumers and other stakeholders increase their expectations regarding corporate conduct and responsibility. These impacts may be further complicated by the fact that their perceptions are formed through rapid and broad interactions using modern communication and social media tools over which we have no control. Any such event could decrease demand for our products, reduce our ability to recruit and retain employees and lead to greater regulatory scrutiny of our businesses.

We may not be able to manage our growth effectively.

We intend to grow our business in the future, which could require additional capital, technology development, and skilled personnel. To grow effectively, we must be able to meet our capital needs and expand our systems, technology, and internal controls effectively. We also must allocate our human resources optimally, including identifying, hiring, and retaining qualified employees, and effectively incorporate the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to accurately price the risks we underwrite.

Our results of operations and financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses, reinsurance costs and underwriting expenses and to earn a profit. In order to price our products accurately, we must

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to successfully perform these tasks, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	regulatory delays in approving filed rate changes;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques;

•	changes in legal standards, claim resolution practices, and restoration costs; and

•	legislatively imposed consumer initiatives.

In addition, we could underprice risks, which would negatively affect our profit margins. We could also overprice risks, which could reduce the number of policies we write and our competitiveness. In either event, our profitability could be materially and adversely affected.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, referred to as error and omission claims (“E&O claims”), we could be found liable, resulting in an adverse effect on our business, results of operations and financial condition. Errors and omissions could include failure, whether negligently or intentionally, to place coverage on behalf of clients, to provide complete and accurate information relating to the risks being insured against or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases. E&O claims often involve substantial amounts of money and, accordingly, can involve significant defense costs. While we maintain insurance coverage to protect us against liability from E&O claims, such coverage may be insufficient or inadequate. Additionally, prices for this insurance and the scope and limits of the coverage terms available are dependent on our claims history as well as market conditions that are outside of our control. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages or whether our errors and omissions insurance will cover such claims. In establishing liabilities for E&O claims, we utilize case level reviews by inside and outside counsel and an internal analysis to estimate potential losses. Liability for E&O claims is reviewed and adjusted as new developments warrant. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on our business, results of operations and financial condition or cash flow in a given quarterly or annual period.

The inherent uncertainty of models and our reliance on such models as a tool to evaluate risk may have an adverse effect on our financial results.

We license analytic and modeling software from third parties to facilitate our pricing, assess our risk exposure and determine our reinsurance needs. Given the inherent uncertainty of

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

modeling techniques and the application of such techniques, these models and databases may not accurately address the emergence of a variety of matters which might impact our exposure to losses. These models may understate the exposures we are assuming and our financial results may be adversely impacted, perhaps significantly.

These uncertainties can include, but are not limited to, the following:

•	the models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);

•	the models may not accurately reflect the true frequency or severity of events;

•	the models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;

•	the models may not account for unusual or unprecedented catastrophe events;

•	the models may not adequately consider the impact of current inflation on the magnitude of modeled losses;

•	the models may not accurately represent loss potential to insurance or reinsurance contract coverage limits, terms and conditions; and

•

the models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impacts on insurance claim payments during or following a catastrophe event.

As a result of these factors and contingencies, our reliance on assumptions and data used to evaluate our entire risk portfolio is subject to a high degree of uncertainty that could result in actual losses that are materially different from our modeled estimates and could adversely impact our financial results.

The inability of our claims department to effectively manage or remediate claims could adversely affect our insurance business, financial results and capital requirements.

We rely on our claims department to facilitate and oversee the claims adjustment process for our policyholders. Many factors could affect the ability of our claims department to effectively manage claims by our policyholders, including:

•	the accuracy of our adjusters as they make their assessments and submit their estimates of damages;

•	the training, background and experience of our claims representatives;

•	the ability of our claims department to ensure consistent, timely and accurate claims handling;

•	the ability of our claims department to translate the information provided by adjusters into acceptable claims resolutions;

•	the ability of our claims department to detect fraudulent claims;

•	the ability of our claims department to maintain and update its claims handling procedures and systems as they evolve over time based on claims and geographical trends in claims reporting; and

•	the ability of our claims department to contract capable third-party adjusters.

Any failure to effectively manage the claims adjustment process, including failure to pay claims accurately and timely, could lead to material litigation, undermine our reputation in the

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

marketplace, impair our corporate image and negatively affect our financial results. In addition, if we do not train new claims adjusting employees effectively or if we lose a significant number of experienced claims adjusting employees, our claims department’s ability to handle an increasing workload as we grow could be adversely affected. In addition to potentially slowing growth in the affected markets, we could suffer decreased quality of claims work, which in turn could lower our operating margins.

The failure of third-party adjusters and claims administrators to properly evaluate claims could result in additional policy losses that affect our financial condition or damage our reputation.

Although the majority of our claims are administered in-house by our employees, we have outsourced certain aspects our claims adjustment function to third-party adjusters and claims administrators, such as following large catastrophe events and for complex commercial claims. We therefore rely on these third-party adjusters to accurately evaluate claims that are made under policies that we underwrite. Many factors affect the ability of these third-party firms to adjust claims accurately, including the training and experience of their claims representatives, the culture of their respective claims organizations, the effectiveness of their management and their ability to develop or select and implement appropriate procedures and systems to support their claims functions. The actions of these third parties could result in additional losses being suffered by our insurance company subsidiaries or damage our reputation.

Any significant increase in the average time we process claims could undermine our reputation and position in the insurance marketplace. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation, or result in damage to our reputation, any one of which could materially and adversely affect our business, results of operations and financial condition.

If our claims adjusting employees or third-party claims administrators are unable to effectively process our volume of our customers’ claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn could adversely affect our business, results of operations and financial condition.

If renewals of our existing policies or new business from repeat insureds do not meet expectations, our premiums written in future years and our future results of operations could be materially adversely affected.

Our insurance policies are written for a one-year term and are renewable. We make assumptions about the renewal of our prior year’s contracts and business from repeat insureds, including for purposes of determining the amount of reinsurance we purchase. If actual renewals and repeat business do not meet expectations or if we choose not to write on a renewal basis or accept repeat business because of pricing conditions, our premiums written in future years and our future operations would be materially adversely affected, and we may purchase reinsurance above the amount that we actually need.

We are exposed to the litigation environment in the State of Florida.

For many years, property insurers operating in Florida have faced a disproportionately high volume of litigated claims compared to other states. Several factors have contributed to this challenging environment, including the widespread use of “assignment of benefits” (“AOB”), a practice that allowed policyholders to transfer all or part of their insurance claim to contractors or other third parties, and the application of “one-way attorney fees,” which required insurers to pay the policyholder’s legal fees if the insured prevailed in litigation, even by a nominal amount.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

In addition to AOB-related litigation and the one-way attorney fee statute, the Florida insurance market has been burdened by claims inflation, fraud, and an overall elevated level of litigation. Fraudulent roofing claims, in particular, have significantly contributed to industry losses. As a result of these ongoing challenges, several insurers have ceased writing new homeowners policies in Florida, and others have encountered financial distress, leading some to enter liquidation, rehabilitation, or conservatorship.

Florida began addressing these issues with initial AOB reforms in 2019, culminating in the passage of Senate Bill 2-A in December 2022. These legislative changes represent meaningful progress in tackling long-standing industry concerns. The key provisions of the reforms include:

1.	a mandatory 10-day notice period before initiating litigation;

2.	elimination of the one-way attorney fee statute for policyholders;

3.	prohibition of post-loss benefit assignments for residential and commercial property insurance policies issued on or after January 1, 2023;

4.	a requirement that policyholders demonstrate a breach of contract before filing bad faith claims; and

5.	a reduction in the initial claim filing deadline to one year from the date of loss.

When combined with proactive measures previously implemented by Safepoint, these reforms have started to yield positive short-term results, particularly in improving our loss experience. However, the long-term success of these changes will depend on several factors, including whether the reforms remain intact, how they are interpreted by the courts and enforced by regulators, and how effectively we adapt our operational and procedural practices to align with the new legal framework. Additional considerations include the response of policyholders, public adjusters, vendors, and attorneys, as well as the impact of macroeconomic conditions—such as inflation—on claims costs and related expenses.

While we are encouraged by early indicators such as a reduction in litigation rates and view the reforms as a significant step toward stabilizing Florida’s property insurance market, the full medium- and long-term effects remain to be seen. Only time will reveal the extent of their impact on reducing litigation, fraud, and other systemic issues in the Florida insurance landscape.

We also cannot predict whether these legislative changes recently enacted in the state of Florida will persist and not be repealed in the future. Any repeal, in whole or in part, of the recent legislative changes in the state of Florida could materially and adversely affect our business, results of operations and financial condition. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher costs than current requirements. Changes in the regulation of our business may reduce our profitability, limit our growth or otherwise adversely affect our business, results of operations and financial condition.

Our successful participation in the Florida Citizens and Louisiana Citizens depopulation programs depends on the continuation of such programs and our ability to select favorable policies to assume.

An important element of our strategy involves our continued participation in the Florida Citizens and Louisiana Citizens depopulation programs, which are insurers of last resort in the states of Florida and Louisiana, respectively. As of December 31, 2025, approximately 68% and 12% of our approximately 299,000 policies in force were assumed from Florida Citizens and Louisiana Citizens, respectively, including renewals. While we have experienced growth from

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Florida Citizens assumption transactions in the last few years, we do not anticipate significant growth remaining over the next 12 months. Florida Citizens maintained over 1.4 million policies in October 2023, and as of December 31, 2025 they have 0.4 million policies-in-force, a decline of 71.9% in approximately 27 months. The availability of assumption transactions from Florida Citizens tends to be cyclical in accordance with depopulation efforts and named storm frequency.

Our ability to participate in these programs is subject to a variety of factors, including continuation of such programs. There can be no assurance that Florida Citizens or Louisiana Citizens will decide to continue the depopulation program for a significant period of time, or at all. Any changes to curtail the depopulation programs, materially modify the terms of the programs as it relates to residential policies, or restrict our participation in the programs would hurt our growth prospects and would adversely impair our financial condition and results of operations.

When we enter into a take-out transaction with Florida Citizens or Louisiana Citizens, we have the opportunity to review information about the policies available for assumption. We undertake a robust selection process in which we analyze various aspects of each policy’s risk profile and, based on the results, select the policies we would like to assume. In this selection process, we review and rely upon the information collected by Florida Citizens or Louisiana Citizens, as applicable, when it initially wrote the policy and therefore, we are subject to the risk that such information is inaccurate, incomplete or fraudulent. Our successful participation in the depopulation program depends on our ability to select policies that will be accretive to our financial results. Our ability to successfully select such policies in future take-out transactions is expected to become more challenging as the total number of policies insured by Florida Citizens and Louisiana Citizens decreases, leaving a pool of remaining policies at Florida Citizens and Louisiana Citizens that is increasing less attractive to private insurers from an underwriting perspective. Our selection process involves many different considerations and uncertainties, and there can be no assurances that we will appropriately assess the risks associated with each policy. As a result, we may select unfavorable policies that could result in substantial losses, which may in turn adversely impact our financial condition and results of operations.

The market for attractive take-out opportunities is highly competitive and is subject to a bidding process. If competing private insurers offer a lower premium than us for the same policy, Florida Citizens and Louisiana Citizens are required to allocate that policy to the insurer who offers the lowest premium. In the past, certain of our peers have been able to offer lower premiums than us when pursuing the same take-out opportunities. Other carriers may also choose to re-enter or expand their business in Florida or Louisiana in light of potential attractive take-out opportunities and generally improving market conditions on the back of the legislative reforms in 2022. There is no guarantee that we will be able to renew these assumed policies, and a lack of renewals could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurance that Florida Citizens and Louisiana Citizens will decide to continue their depopulation programs for a significant period of time, or at all. Our ability to grow our premium base may depend upon the availability of future policy assumptions and acquisitions upon acceptable terms. Opportunities to acquire large numbers of policies from Florida Citizens and Louisiana Citizens meeting our strict underwriting criteria have diminished over certain historical periods as a result of the volatility of the Florida property insurance market. We cannot provide assurance that such opportunities will increase in the future.

Additionally, there can be no guarantee that Florida Citizens and Louisiana Citizens will timely offer sizeable take-out opportunities to the private insurance market that would meet our

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

underwriting and profitability criteria or continue the depopulation program at all. While Florida Citizens and Louisiana Citizens do replenish its policies after conducting take-outs, there is no guarantee that such replenishments will meet our underwriting and profitability criteria or provide attractive take-out opportunities for us in the future, and our financial condition may suffer as a result. In addition, there may be a negative perception regarding our depopulations from Florida Citizens and Louisiana Citizens or the desirability of the policies we assume, which could adversely affect the price of our common stock.

Our expansion within the United States will subject us to additional costs and risks and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets in the United States. We have historically only had operations in the U.S. Gulf Coast states, and only in the year ended December 31, 2025 we have started operating outside of this region. As of the date hereof, we are legally permitted to write excess and surplus insurance in 49 states and are admitted to write insurance in 6 states. We have targeted expansion to more states, but we cannot guarantee that we will be able to provide coverage in other states in the near term or at all. Moreover, one or more states could revoke our ability to operate, or implement additional regulatory hurdles that could inhibit our ability to obtain or maintain our ability to operate in such states. In addition to requiring additional management attention to operations over a broad geographic area, operating in additional states may place strain on our finance, analytics, compliance, legal, engineering and operations teams. We may incur significant operating expenses and may not be successful in our expansion for a variety of reasons, including:

•	the inability to obtain any required government approvals, licenses or other authorizations;

•

difficulty with complying with varying laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and local regulatory restrictions;

•	competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness; and

•	differing demand dynamics, which may make our product offerings less successful.

If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.

Expansion into new markets will require additional investments by us in both regulatory approvals and marketing. These incremental costs may include hiring additional personnel, as well as engaging third-party service providers and other research and development costs. If we fail to grow our geographic footprint or if geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to expand our product offerings, our prospects for future growth may be adversely affected.

Our ability to attract and retain customers and therefore increase our revenue depends in part on our ability to successfully expand our product offerings. We have historically concentrated our efforts exclusively on the excess and surplus and casualty insurance markets in order to achieve our long-term goals. Our success in the excess and surplus and casualty

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

insurance market depends on our deep understanding of this industry. To penetrate new vertical markets, we will need to develop a similar understanding of those new markets and products and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, insurance regulation could limit our ability to introduce new product offerings. Additionally, any new insurance products could take months to be approved by regulatory authorities, or may not be approved at all. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate and our business, results of operations and financial condition could be materially and adversely affected. In addition, our decision to expand our insurance product offerings beyond the excess and surplus and casualty insurance market would subject us to additional regulatory requirements specific to such insurance products, which, in turn, could require us to incur additional costs or devote additional resources to compliance.

Loss of key vendor relationships or failure of a vendor to protect personal information of our customers, claimants or employees could affect our operations.

We rely on services and products provided by many vendors. These include, for example, vendors of computer hardware and software and vendors of human resource benefits management services. There can be no assurance that any monitoring we have for general vendor risk, including with regard to the security and stability of our critical vendors will be successful, and we may fail to properly address and understand the risks and costs involved in the third-party relationships. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect the personal information of our customers, claimants or employees which is held by or accessible to such vendors, we may suffer operational impairments, financial losses and other liabilities.

We may be unable to attract and retain qualified employees.

We depend on our ability to attract and retain experienced underwriting and claims administration talent and other skilled employees who are knowledgeable about our business. If the quality of our underwriters, analysts and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate and be unable to expand our operations, which could adversely affect our results. Greater computing power, machine learning, and AI are driving change in the insurance industry, which may also require us to attract and maintain talent with expertise in such areas.

We believe that our ability to grow and fully execute our business plan will depend in large part on our ability to attract and retain additional skilled and qualified personnel and to expand, train and manage our employees. We may not be successful in doing so, because the competition for experienced personnel in the insurance industry is intense due to the limited number of individuals who possess the skills and experience required by our industry.

We are dependent on key executives, the loss of whom could adversely affect our business.

Our future success depends to a significant extent on the efforts of our senior management, and we are highly dependent on the services of our founder and chief executive officer, David Flitman. We believe there are only a limited number of available and qualified executives with substantial experience in our industry. If we were to lose the services of one or more members of our senior management, there can be no assurance that we will be able to hire an adequate replacement to manage and operate our business within a reasonable period of time and on terms that are acceptable to us. Accordingly, the loss of the services of Mr. Flitman or one or

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

more members of our senior management could delay or prevent us from fully implementing our business strategy and, consequently, significantly and negatively affect our business.

Additionally, we will be in default under our Credit Agreement in the event that Mr. Flitman is no longer the chief executive officer of the Company.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We not only seek to engender a trusting relationship between our brand and our customers, but also among our employees. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•	the increasing size and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all our offices and employees;

•	the market perception about our charitable contributions and social and political stances;

•	competitive pressures to move in directions that may divert us from our mission, vision and values;

•	the continued challenges of a rapidly evolving industry; and

•	the increasing need to develop expertise in new areas of business that affect us.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we might have to incur additional costs and find alternative methods to recruit key employees, which in turn could cause our business, results of operations and financial condition to be adversely affected.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, changes to capital and surplus requirements, our claims experience, the availability and cost of reinsurance, market disruptions, and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In the case of debt financings, we would be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.

Our Credit Agreement contains restrictions and covenants that limit our flexibility in operating our business and expose us to additional risk and may adversely affect our financial condition and future financial results.

On February 18, 2025, Safepoint Holdings (as the borrower thereunder) and certain of its subsidiaries (as guarantors thereunder) entered into a Credit Agreement, which was

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

subsequently amended (as amended, the “Credit Agreement”) with the lenders from time to time party thereto, and Regions Bank as the administrative agent, pursuant to which we entered into a $100 million term loan, as well as commitments in respect of a $115 million delayed draw term loan facility (the “DDTL Facility”) and a $75 million revolving credit facility (the “Revolving Credit Facility”). As of December 31, 2025, there was approximately $116.3 million in outstanding borrowings under the Credit Agreement, and there remained available for future drawings $90.0 million under the DDTL Facility and $75.0 million under the Revolving Credit Facility. All borrowings under the Credit Agreement mature on February 18, 2030.

The Credit Agreement contains financial covenants, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions, and is secured by liens and security interests on substantially all of our assets (subject to customary exceptions) (such assets, collectively, the “collateral”). All of these covenants, restrictions, liens and security interests impact how we operate our business and may limit our flexibility in planning for, or reacting to, changes in our business and industry. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding debt under the Credit Agreement may be declared immediately due and payable. Our assets or cash flow may not be sufficient to fully repay outstanding borrowings if accelerated upon an event of default. Furthermore, if we are unable to repay, refinance, or restructure the Credit Agreement and the outstanding borrowings thereunder, the lenders could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition, and results of operations.

Any future financing arrangements entered into by us or any of our subsidiaries may contain similar restrictions or maintenance covenants. As a result of these covenants and restrictions, we and our subsidiaries are, and will be, limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we or our subsidiaries may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Additionally, we will be in default under our Credit Agreement, in the event that Mr. Flitman and Mr. Hoffman (directly or through trusts affiliated with either Mr. Flitman or Mr. Hoffman, respectively) cease to beneficially own at least [•]% of the outstanding voting stock of the Company. Following the completion of this offering, David Flitman and Steven Hoffman will collectively own [•]% of our common stock (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full).

Our inability to maintain our financial stability ratings may have a material adverse effect on our competitive position, the marketability of our product offerings, and our liquidity, operating results and financial condition.

Financial stability ratings are important factors in establishing the competitive position of insurance companies and can have a significant effect on an insurance company’s business. Many insurance buyers, agents, brokers and secured lenders use the ratings assigned by rating agencies to assist them in assessing the financial stability and overall quality of the companies from which they are considering purchasing insurance or in determining the financial stability of the company that provides insurance. As of the date hereof, Safepoint Insurance has a financial stability rating of “A (Exceptional)” by Demotech, Inc. (“Demotech”) and “BBB+” by Kroll Bond Rating Agency (“KBRA”); Cajun and Manatee each have a financial stability rating of “A

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

(Exceptional)” by Demotech and “BBB” by KBRA. Demotech’s financial stability ratings range from “A (unsurpassed)” to “M (moderate).” The Demotech ratings for each of Safepoint Insurance, Cajun and Manatee are the third highest financial stability rating of the four financial stability ratings utilized by Demotech. KBRA’s financial stability ratings range from “AAA” to “R.” The KBRA rating for Safepoint Insurance, Cajun and Manatee is the fourth-highest financial stability rating of the 11 financial stability ratings utilized by KBRA. KBRA may append -or + modifiers to ratings in categories “AA” through “CCC” to indicate, respectively, upper and lower risk levels within the broader category. These financial stability ratings provide an objective baseline for assessing solvency and should not be interpreted as (and are not intended to serve as) an assessment of, a recommendation to buy, sell, or hold, any securities of an insurance company or its parent holding company, including the shares of our common stock being offered by this prospectus.

Demotech and KBRA assign ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and such ratings are not evaluations directed to investors. Demotech and KBRA each periodically review our ratings and may revise them downward or revoke them at their sole discretion based primarily on their analyses of our balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy), gross premium leverage, operating performance and business profile. Factors that could affect such analyses include but are not limited to:

•	if we change our business practices from our organizational business plan in a manner that no longer supports Demotech’s and/or KBRA’s rating;

•	if unfavorable financial, regulatory or market trends affect us, including excess market capacity;

•	if our losses exceed our loss reserves;

•	if we reduce our levels of capital or reinsurance or increase our gross premium leverage;

•	if we have unresolved issues with government regulators;

•	if we are unable to retain our senior management or other key personnel;

•	if our investment portfolio incurs significant losses; or

•	if Demotech and/or KBRA alters their respective capital adequacy assessment methodology in a manner that would adversely affect our ratings.

These and other factors could result in a downgrade of our rating. A downgrade of our rating could cause our current and future agents, retail brokers and insureds to choose other, more highly-rated competitors. A downgrade of this rating could also increase the cost or reduce the availability of reinsurance to us.

In addition, in view of the earnings and capital pressures recently experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate and may increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our financial condition and results of operations. A downgrade or withdrawal of any rating could severely limit or prevent us from writing new and renewal insurance policies.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The effects of emerging claim and coverage issues on our business are uncertain.

Loss severity in the property and casualty insurance industry has continued to increase in recent years, principally driven by larger court judgments. In addition, many legal actions and proceedings have been brought on behalf of classes of complainants, which can increase the size of judgments. The propensity of policyholders and third-party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render the loss reserves of Safepoint Insurance inadequate for current and future losses. In addition, as industry practices and social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance policies may not be known at the time such policies are issued or renewed, and our financial position and results of operations may be adversely affected.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure including:

•	employing proper underwriting procedures to accurately define, measure and manage risks;

•	carefully evaluating the terms and conditions of our policies;

•	undertaking geographic diversification within states and regions in which we operate; and

•	maintaining higher levels of capital, ceding higher levels of insurance risk to reinsurance companies that we believe are financially stable and writing lower levels of gross premium leverage.

Our failure to properly execute any of the above risk mitigation strategies could have a material adverse effect on our financial condition and results of operations. Furthermore, there are inherent limitations in all of these strategies and even if we successfully execute all of the above risk mitigations strategies, no assurance can be given that one or more catastrophic event or series of unanticipated events will not result in loss levels which could have a material adverse effect on our financial condition or results of operations.

Lack of effectiveness of exclusions and other loss limitation methods in the insurance policies we assume or write could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as limitations or exclusions from coverage which are designed to limit our risks, may not be enforceable in the manner we intend. In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

We rely on non-exclusive independent agents to write voluntary insurance policies for us, and if we are not able to attract and retain independent agents, our revenues would be negatively affected.

We write voluntary insurance policies through a network of independent agents, who are not exclusive to Safepoint. As of December 31, 2025, voluntary policies written through independent agents constituted approximately 20% of our total policies in force. We expect to increase the number of voluntary policies we write as our business expands, which will further increase our reliance on our network of independent agents. In fact, in the future, we may rely on independent agents to be the primary source for our property insurance policies. If any of our independent agents cease writing policies for us, or if any of our master agency agreements are terminated, we may suffer a reduction in the amount of products we are able to sell, which would negatively impact our results.

Many of our competitors also rely on non-exclusive independent agents. As a result, we must compete with other insurers for independent agents’ business. Our competitors may offer a greater variety of insurance products, higher financial strength ratings, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products.

We may use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

Safepoint may utilize AI and machine learning in its business or incorporate AI into its products and services. Our current uses of AI include our recently designed and implemented Agency Relations Management System, which leverages modern cloud architecture to enhance the ease of doing business with Safepoint by streamlining communications and transactions with its network of independent insurance agencies. Additionally, Safepoint has made strategic investments in predictive analytics and advanced pricing models, including a state-of-the-art Generalized Linear Modeling, or GLM, software.

The AI used by Safepoint may not operate properly or as expected, which could cause Safepoint to write policies it may not have otherwise written, misprice policies, assume greater risks, or overpay customer claims, among other potential negative impacts on its business and operations. Safepoint’s existing competitors, new entrants, technology companies or other third parties may leverage AI to the benefit of their business or operations or may incorporate AI into their products and services more quickly or successfully than Safepoint, which could make Safepoint less competitive and negatively impact its results of operations. In addition, if the content, analyses, output or recommendations produced by or with the assistance of AI are unintentionally, or are alleged to be, deficient, inaccurate or misleading, Safepoint’s business, financial condition and results of operation may be adversely impacted. Further, the deployment of AI could pose the risk of misuse and exacerbate our information technology and cybersecurity risks. The relative newness of the technology, the speed at which it is being adopted, and the absence of laws, regulations or standards expressly governing its use increases this risk. Any such misuse could expose us to legal or regulatory risk, damage customer relationships, or cause reputational harm.

Regulation of AI and machine learning is complex and rapidly evolving worldwide as legislators, regulators, including the SEC and the Federal Trade Commission, and consumer advocacy groups are increasingly focusing on these powerful emerging technologies. The laws

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

and regulations applicable to our business and AI are complex and subject to varying interpretations, with limited regulatory guidance at this time. It is not possible to predict all of the risks related to the use of AI, and changes in laws, rules, directives and regulations governing artificial intelligence may adversely affect our ability to develop and use AI or subject us to legal liability. Moreover, any changes in laws, regulations, orders and industry standards governing the use of AI may be costly or impossible to comply with, and may result in claims, disputes, litigation or costs associated with any compliance failure or redesign of our platform or services to comply with such regulations.

Increased public attention to environmental, social and governance matters (“ESG”) may expose us to negative public perception, cause reputational harm, impose additional costs on our business or impact our share price.

In recent years, there has been an increased focus from shareholders, business partners, cedants, regulators, politicians, and the public in general on environmental, social and governance, or ESG, matters, including greenhouse gas emissions, carbon footprint and climate-related risks, renewable energy, fossil fuels, diversity, equity and inclusion, responsible sourcing and supply chain, human rights, and social responsibility. Increasing attention is being directed towards publicly traded companies in particular regarding ESG matters. A failure, or perceived failure, to respond to investor or customer expectations related to ESG concerns, including negative perceptions regarding the scope or sufficiency and transparency of our ESG approach and reporting on ESG matters, could cause harm to our business and reputation. Alternatively, there could be investor or customer backlash relating to ESG-related topics, which could cause harm to our business and reputation. Damage to our reputation as a result of our provision of policies to certain insureds or investments relating to certain industries could result in decreased demand for our insurance products and could have a material adverse effect on our business, operational results and financial results, as well as require additional resources to rebuild our reputation, competitive position and brand strength. Additionally, while we strive to manage our invested capital in a manner consistent with publicly established ESG guidelines, we may not meet certain shareholders’ criteria for such investments or the performance of such investments may be adversely impacted by laws (including certain U.S. state laws) that limit or discourage government-affiliated asset managers from ESG-driven investments or differ from what it may have been if not managed in a manner consistent with ESG guidelines.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company with SEC reporting obligations, we will be required to document and test our internal control over financial reporting and to report any material weaknesses in such internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements would not have been prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2027, provide a management report on the internal control over financial reporting. As discussed below, we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, and as a result, we may not

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing, implementing and testing our internal control over financial reporting required to comply with this obligation, which will be time-consuming, costly, and complicated.

The occurrence of any of the following may cause investors to lose confidence in the accuracy and completeness of our financial reports and could negatively impact the price of our common stock:

•	identification of additional material weaknesses in our internal control over financial reporting;

•	our inability to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner;

•	our inability to assert that our internal control over financial reporting are effective; or

•

when we are no longer an emerging growth company, our independent registered public accounting firm’s inability to express an opinion as to the effectiveness of our internal control over financial reporting.

If any of the foregoing occurs, we may also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, as well as lawsuits by private plaintiffs.

We identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Safepoint’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Safepoint’s management has identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness identified by management relates to Safepoint’s failure to design and maintain an effective control environment due to the lack of sufficient oversight of activities related to internal control over financial reporting and an insufficient complement of personnel with an appropriate level of knowledge, experience and training in internal control over financial reporting commensurate with the financial reporting requirements of the Company. This material weakness contributed to an additional material weakness, as management did not design and maintain effective accounting policies, procedures, and controls over the financial close process to achieve completeness, accuracy, appropriate presentation and disclosure, and timeliness in financial accounting and reporting. Specifically, the Company did not design and maintain effective controls to (i) properly identify and eliminate all intercompany transactions, (ii) accurately present and disclose variable interest entities and related non-controlling interests, (iii) implement appropriate accounting policies and procedures over consolidated revenue recognition and (iv) present and disclose transactions or balances consistently in the appropriate financial statement line items. These material weaknesses resulted in the restatement, as well as a revision, of Safepoint’s consolidated financial statements as of and for

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

the year ended December 31, 2024 and a restatement of the consolidated financial statements as of and for the year ended December 31, 2023. Additionally, these material weaknesses could result in a misstatement of our account balances or disclosures that would result in a material misstatement to Safepoint’s annual or interim financial statements that would not be prevented or detected.

Safepoint’s management has developed a plan to remediate the identified material weaknesses. This remediation plan includes the following:

•

Safepoint is in the process of strengthening its internal resources, specifically within the finance and accounting function. This includes hiring additional financial and accounting personnel with significant experience in complex accounting matters.

•

Safepoint plans to design and implement or enhance existing controls in the financial close process, to achieve completeness, accuracy, and timeliness in financial accounting and reporting, including identification and elimination of intercompany transactions.

•

Safepoint has engaged a third party accounting firm to assist Safepoint’s management in analyzing, reviewing and formalizing Safepoint’s accounting policies over financial reporting as well as complex accounting transactions.

•	Safepoint’s management will formally monitor, review and implement the recommendations provided by the third-party accounting firm.

Safepoint is in the process of implementing aspects of this remediation plan, however, the remediation measures will be ongoing. The material weaknesses will not be considered remediated until management completes and tests the design, implementation and operating effectiveness of the new or enhanced controls for a sufficient period of time.

At this time, Safepoint cannot predict the success of such efforts or the outcome of future assessments of the remediation efforts. Safepoint’s efforts may not remediate the identified material weaknesses in internal control over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in Safepoint’s consolidated financial statements that could result in a revision or restatement of its consolidated financial statements, and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in Safepoint, negatively impact the trading price of our common stock and cause a decline in its value.

Risks Related to the Economic Environment

Adverse economic factors, including recession, tariffs, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.

Factors, such as general economic conditions, the volatility and strength of the capital markets, trade disputes, including the imposition of new or increased tariffs, and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending, and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write,

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

and our opportunities to underwrite profitable business. In an economic downturn, our customers may have a lower appetite for insurance coverage, cancel or cease payment on existing insurance policies, modify their coverage, or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

We underwrite a significant portion of our insurance in Florida, Louisiana and the other U.S. Gulf Coast states. An economic downturn that particularly impacts such states could have an adverse effect on our financial condition and results of operations.

Actual or perceived changes in general economic, market and political conditions and policies and interest rates could impact our ability to sell its products and its results of operations.

Actual or perceived stressed conditions, volatility and disruptions in financial asset classes or various capital markets and complications in international trade flows can have an adverse effect on our Company, both because such conditions may decrease the returns on, and value of, its investment portfolio and because its benefit and claim liabilities are sensitive to changing market factors. Market factors include interest rates, credit spreads, equity and commodity prices, economic uncertainty, derivative prices and availability, real estate markets, trade barriers (including tariffs imposed or threatened by the current U.S. presidential administration and any retaliation by affected countries), supply chain disruption, inflation, foreign exchange rates and controls and national and international political circumstances (including governmental instability, wars, terrorist acts or security operations, and other geopolitical events) and the volatility and returns in capital markets. Disruptions in one market or asset class can also spread to other markets or asset classes. The current U.S. presidential administration’s tendency to depart from previous U.S. policy without following normal processes creates uncertainty about future U.S. government actions, which may result in new economic and geopolitical risks that cannot be accurately predicted. Our business operations and results may also be affected by economic activity, such as the level of employment, business investment and spending, consumer spending and savings and the impact on the economy of epidemics and pandemics, and monetary and fiscal policies, such as U.S. fiscal imbalances and changes in U.S. trade policies, or of a prolonged shutdown of the U.S. government, or the failure to reach an agreement on federal debt limits from time to time.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by a professional investment advisory management firm in accordance with our investment policy and routinely reviewed by our Board of Directors. Our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.

Our primary market risk exposures relate to changes in interest rates and credit quality considerations. Although interest rates have slightly decreased with recent rate cuts instituted by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and further cuts are expected to interest rates, they remain significantly elevated compared to levels in 2021. Future increases in interest rates could cause the values of our fixed-maturity securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed maturity securities have call or prepayment options, which create possible reinvestment risk in declining

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

rate environments. Other fixed maturity securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed-maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We also invest in marketable equity securities. These securities are carried on our balance sheet at fair market value and are subject to potential losses and declines in market value based on the performance of equity markets. Our equity invested assets totaled $0.1 million as of December 31, 2025.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the National Association of Insurance Commissioners (“NAIC”), applicable insurance investment laws and regulations, and applicable insurance regulatory authorities.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Our investment portfolio could also be adversely impacted by ratings downgrades, increased bankruptcies and credit spread widening caused by economic downturns or other events. Severe economic downturns could cause impairments in our fixed income portfolio. In addition, declines in fixed income yields would result in decreases in net investment income from future investment activity, including reinvestments.

We could be forced to sell investments to meet our liquidity requirements.

We invest the premiums we receive from our insureds until they are needed to pay policyholder claims or other expenses. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our loss and loss adjustment expense reserves to ensure sufficient liquidity and avoid having to liquidate securities to fund claims. Risks such as inadequate loss and loss adjustment reserves, significant losses arising from catastrophic events or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. Such sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities existing at the time of the sale.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Risks Related to Regulation of Our Insurance Operations

We are subject to extensive regulation which may reduce our profitability or limit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

We are subject to extensive state regulation. Each of our affiliated insurance companies (Safepoint Insurance, Cajun and Manatee) is subject to supervision and regulation that is primarily designed to protect their respective policyholders rather than our stockholders, and such regulation is imposed by both the state in which it is domiciled and the states in which it does business. In addition, our Bermuda-based captives, Pompano Re Ltd., Canal Re Ltd. and Bobcat Re Ltd., are subject to regulation in Bermuda.

State insurance regulations relate to, among other things, the approval of policy forms and premium rates, our conduct in the marketplace, our compliance with solvency and financial reporting requirements, certain transactions with our affiliates, and limitations on the amount of business we can write, the amount of dividends we can pay to stockholders, and the types of investments we can make. Insurance holding company regulations generally provide that transactions between an insurance company and its affiliates must be fair and reasonable, and, if material or in a specified category, they require prior notice and approval or non-disapproval by the insurance company’s domiciliary state regulator. Affiliate transactions must also be clearly and accurately disclosed in the records of the respective parties, with expenses and payments allocated between the parties in accordance with customary accounting practices. Many types of affiliate transactions are subject to these requirements, including transfers of assets, loans, agreements between a reciprocal insurer and its attorney-in-fact, reinsurance agreements, service and management agreements, certain dividend payments by the insurance company and certain other material transactions. If we are unable to obtain the requisite prior approval for a specific affiliate transaction, we would be precluded from taking the action, which could adversely affect our operations. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. In addition, regulatory authorities may conduct periodic examinations into insurers’ business practices. These reviews may reveal deficiencies in our insurance operations or differences between our interpretations of regulatory requirements and those of the regulators.

Insurance holding company laws and regulations also impose approval requirements for the acquisition of control of a domestic insurance company or its controlling person. Any person or entity desiring to acquire control of a U.S. domestic insurer, or a U.S. reciprocal insurer through the control of its attorney-in-fact, must generally receive prior approval from the insurer’s domestic regulator. State insurance laws typically include a rebuttable presumption that such control exists if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more (or, under Alabama law, five percent or more) of the voting securities of a domestic stock insurer or a controlling company, such as a reciprocal insurer’s attorney-in-fact. Moreover, state regulators may find that control exists in circumstances in which a person owns or controls less than such percentage of the voting securities and require regulatory approval in such circumstances as well. This restriction on acquisitions of control may inhibit our ability to grow our business or achieve our business objectives. These laws may discourage potential acquisition proposals for our company and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Further, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of insurance laws and regulations. In some instances, we follow practices based on our interpretations of laws or regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us, which could adversely affect our ability to operate our business and could have a material adverse effect on our financial condition and results of operations.

At any given time, a number of financial, market conduct or other examinations or audits of the Carriers may be ongoing. It is possible that any examination or audit may result in payments of fines and penalties, payments to policyholders, or both, as well as changes in systems or procedures, or restrictions on business activities, any of which could have a material adverse effect on our business, financial condition and results of operations.

Changes in regulation may reduce our profitability and limit our growth.

As an insurance company, each of the Carriers is subject to the laws and regulations of the states in which it does business, including Florida and Alabama. The NAIC and state insurance regulators, as well as state legislatures, regularly reexamine existing laws and regulations, generally focusing on modifications to holding company and solvency regulations, interpretations of existing laws and the development of new laws. Compliance with solvency standards or financial condition regulations may increase our capital and reserve requirements, risk management costs, and reporting costs. State legislatures and insurance regulators may also change licensing, permit, or approval requirements, or take other actions harmful to us. They may also take actions that harm our customers and independent agents or their operations, which may affect our business relationship with them and their ability to purchase or distribute our products.

From time to time, states consider and/or enact laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. States also consider and/or enact laws that impact the competitive environment and marketplace for property and casualty insurance. Safepoint Insurance and Manatee currently transact insurance in Florida, where the recent political environment has led to aggressive regulation of property and casualty insurance companies. We expect this to continue for the foreseeable future. These and other aspects of the political environment in jurisdictions where we operate may reduce our profitability, limit our growth, or otherwise adversely affect our operations.

We may incur costs to comply with laws and regulations and changes to these laws and regulations may increase our expenses and regulatory capital charges. Our failure to comply with our own policies or with regulatory requirements may harm our reputation or result in sanctions or legal claims.

During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of “market assistance plans” under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to rescind or otherwise cancel certain

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

policies in mid-term or to non-renew policies at their scheduled expirations, (iii) advance notice requirements or limitations imposed for certain policy non-renewals, (iv) limitations upon or decreases in rates permitted to be charged, (v) expansion of governmental involvement in the insurance market and (vi) increased regulation of insurers’ policy administration and claims handling practices.

In December 2025, the NAIC approved a Request for NAIC Model Law Development in support of the Reciprocal Exchanges (E) Working Group’s charge to clarify that fees charged from a reciprocal insurer’s attorney-in-fact are subject to fair and reasonable standards under the Model Holding Company Act and Regulation.

Currently, the federal government does not directly regulate the insurance business. However, in recent years the state insurance regulatory framework has come under increased federal scrutiny. Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal charter, similar to banks. In addition, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, can significantly impact the insurance industry and us.

We cannot predict with certainty the effect any enacted, proposed or future state or federal legislation or NAIC initiatives may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher costs than current requirements, or that creation of a federal insurance regulatory system will not adversely affect our business or disproportionately benefit our competitors. Changes in the regulation of our business may reduce our profitability, limit our growth or otherwise adversely affect our operations.

We are periodically subject to examinations by our state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

The insurance regulators primarily responsible for the supervision and examination of the Carriers are FLOIR (as the domestic regular of Safepoint Insurance and Manatee) and the AL DOI (as the domestic regulator of Cajun). Periodically, a domestic state regulator performs examinations of insurance companies under its jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities. These examinations provide a significant opportunity for such regulators to review and scrutinize our business. If, as a result of an examination, the regulatory authority determines that our financial condition, capital resources or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, it may require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, such as pursuant to an enforcement action. We cannot predict with precision the likelihood, nature or extent of any necessary remedial actions, if any, resulting from an examination, or the associated costs of such remedial actions or regulatory scrutiny. In addition, insurance regulators of other states in which we are licensed to operate may also conduct periodic financial examinations or other targeted investigations. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive or other corrective action against us resulting from these examinations could have a material adverse effect on our business, results of operations and financial condition.

State regulations limiting rate increases and requiring us to underwrite business in certain areas are beyond our control and may adversely affect our results of operation and financial condition.

From time-to-time states have passed legislation, and regulators have taken action, that has had the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

prohibiting insurers from reducing exposures or withdrawing from catastrophe-prone areas, or mandating that insurers participate in residual markets. In addition, following catastrophes, there are sometimes legislative initiatives and court decisions which seek to expand insurance coverage for catastrophe claims beyond the original intent of the policies. Further, our ability to increase pricing to the extent necessary to offset rising costs of catastrophes requires approval of insurance regulatory authorities.

Our ability or willingness to manage our catastrophe exposure by raising prices, modifying underwriting terms or reducing exposure to certain geographies may be limited due to considerations of public policy, the evolving political environment and our ability to penetrate other geographic markets, which may have a material adverse effect on our results of operations, financial condition and cash flows. We cannot predict whether and to what extent new legislation and regulations that would affect our ability to manage our exposure to catastrophic events will be adopted, the timing of adoption or the effects, if any, they would have on our ability to manage our exposure to catastrophic events.

Additionally, we are required to participate in guaranty funds for insolvent insurance companies. The funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

We rely on the use of credit scoring in pricing and underwriting certain of our insurance policies and any legal or regulatory requirements that restrict our ability to access credit score information could decrease the accuracy of our pricing and underwriting process and thus decrease our ability to be profitable.

We use credit scoring as a factor in pricing and underwriting decisions where allowed by state law. Consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are calling for laws and regulations to prohibit or restrict the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail or regulate the use of credit scoring, if enacted in any of the states in which we operate, could impact the integrity of our pricing and underwriting processes, which could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time.

Litigation and legal proceedings filed by or against us could have a material adverse effect on our business, results of operations and financial condition.

Litigation and other proceedings may include, but are not limited to, complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are often the target of class action lawsuits and other types of litigation, some of which involve claims for substantial amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. In addition, because we use sophisticated data collection and analysis technologies, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings, may harm our business and financial condition.

We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our insurance products and fluctuations in the timing and amount of our expenses. In addition, the insurance industry, and particularly homeowners and commercial residential insurance, are subject to their own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

We may experience seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects and a failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Various authoritative accounting or regulatory entities, including the Financial Accounting Standards Board (“FASB”) and the SEC, may amend, expand and/or eliminate the financial accounting or reporting standards that govern the preparation of our consolidated financial statements or could reverse their previous interpretations or positions on how various financial accounting and/or reporting standards should be applied. Various FASB and SEC proposals are pending and subject to change. Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. Our consolidated financial statements are prepared in accordance with Generally

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Accepted Accounting Principles (“GAAP”). The impact of changes in GAAP cannot be predicted but may affect the calculation of net income, stockholders’ equity, and other relevant financial statement line items.

In addition to compliance with GAAP on a consolidated basis, each of Safepoint Insurance and the Reciprocal Exchanges is required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP are subject to constant review by the NAIC, its committees and their subgroups, and state insurance departments to address emerging issues and otherwise improve financial reporting. Various proposals are pending before NAIC committees or their subgroups, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

Changes to the U.S. tax laws and implementation of new tax policies could have a significant negative impact on the overall economy and our business.

Legislative or other actions related to taxes could have a negative effect on us, our investments, or our stockholders. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. We cannot predict with certainty how any changes in the tax laws might affect us, our stockholders, or our portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could have other adverse consequences. Stockholders are urged to consult with their tax advisors regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.

Furthermore, the current administration has included as part of its agenda a potential reform of U.S. tax laws, including reducing the corporate tax rate, extending certain provisions of the Tax Cuts and Jobs Act of 2017 (the “TCJA”), and imposing new tariffs. The combined impact of extension certain tax benefits pursuant to the TCJA and the implementation of new tariffs could potentially lead to increases in the U.S. deficit, inflation, and interest rates, all of which could contribute to increases in market interest rates and a decrease in U.S. economic growth with a possibility of a recession, all of which could negatively impact our business.

Applicable insurance laws may make it difficult to effect a change of control.

Under Florida and Alabama insurance holding company laws and regulations, no person may acquire control of a domestic insurer, such as a reciprocal insurer through the control of its attorney-in-fact, until written approval is obtained from the domiciliary state insurance commissioner, which in some states, including Alabama, requires a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Florida and Alabama insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent (under Florida law) or five percent (under Alabama law) or more of the voting stock of a domestic insurer or its controlling person. Accordingly, the acquisition of such percentage or more of our common stock would be considered a change of control of Safepoint Holdings and would trigger the applicable change of control filing requirements under state insurance holding company laws and regulations, absent a disclaimer of control filing and its acceptance by the domestic insurance regulator. These requirements may discourage potential acquisition proposals and

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

may delay, deter or prevent a change of control of Safepoint Holdings, including through transactions that some or all of the stockholders of Safepoint Holdings might consider to be desirable.

Safepoint Holdings and its subsidiaries own approximately $47.0 million of surplus notes of Cajun and Manatee, and consequently, Safepoint Holdings is exposed to the ability of Manatee and Cajun to pay principal and interest on the surplus notes and to obtain regulatory approval to do so.

As of December 31, 2025, Safepoint Holdings and its subsidiaries own approximately $47.0 million of the total $67.0 million outstanding principal amount of surplus notes issued by Cajun and Manatee (the “Surplus Notes”) that is treated as equity on an insurance company’s balance sheet under statutory accounting principles. A surplus note is a type of subordinated debt security issued by a U.S.-regulated insurance company. Cajun and Manatee issued the Surplus Notes in order to raise capital to commence their respective insurance operations.

Each payment of interest on, principal of, and any redemption amount with respect to, the Surplus Notes by Cajun and Manatee, as applicable, requires the prior approval of the AL DOI (in the case of Cajun) and FLOIR (in the case of Manatee). The AL DOI and FLOIR have broad discretion to disapprove surplus note payments to protect the capital and surplus of the insurance company. If a payment of interest, principal or other amount due on the Surplus Notes is deferred, no interest will accrue on the deferred amount. As a result of our ownership of the Surplus Notes, we are exposed to the ability of Manatee and Cajun to pay principal and interest on the surplus notes and to obtain regulatory approval to do so.

The Surplus Notes are unsecured general obligations that are expressly subordinated in their right of payment to policyholders and other obligations of Cajun and Manatee, as applicable. As reciprocal insurers, Cajun and Manatee have no equity capital that is subordinated to (and therefore provides credit enhancement for) the Surplus Notes.

No public market exists for the Surplus Notes and none is expected to develop. In addition, the Surplus Notes have a fixed coupon rate that could be viewed as below the market rate for similar securities. As a result, if we are required to sell our interest in the Surplus Notes, the resulting price could be at a discount to our original purchase price, which could be significant.

Risks Related to Technology

Operational risk exposures, including with respect to our technology and telecommunications systems could adversely affect our business.

Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, telecommunication and critical infrastructure or information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergency or industrial actions which could result in operational outage. Any such outage could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our business is also highly dependent upon our information technology and telecommunications systems, including our commercial and personal underwriting systems. We rely on these systems to interact with brokers and insureds, to underwrite business, to prepare policies and process premiums, to perform actuarial and other modeling functions, to process claims and make claims payments, and to prepare internal and external financial statements

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

and information. Some of these systems may include or rely on third-party systems not under our control or located on our premises. Events such as natural catastrophes, pandemics, terrorist attacks, industrial accidents, cyber-attacks or computer viruses may cause our systems to fail or be inaccessible for extended periods of time. While we have implemented business contingency plans and other reasonable plans to mitigate such risks to our systems, sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business.

A significant portion of our employees work remotely and travel outside of our primary offices on a regular basis. We believe remote work increases the need for our information technology and telecommunications systems to work properly and creates additional operational risk and difficulty should these systems fail.

Security breaches or cyber-attacks could expose the Company to liability and damage its reputation and business.

Our operations depend on the reliable and secure processing, storage, and transmission of confidential and other sensitive information, including personal information, in our computer systems and networks. Computer viruses, hackers, employee misconduct or malfeasance, and other hazards could expose our systems to security breaches, cyber-attacks or other disruptions.

Cyberthreats are constantly evolving and becoming more sophisticated and complex, making it increasingly difficult to detect and successfully defend against them. In addition, cyber-attackers (which may include individuals or groups, as well as nation-state and state-sponsored attackers, which can deploy significant resources to plan and carry out exploits) also develop and deploy viruses, worms, credential stuffing attack tools and other malicious software programs, some of which may be specifically designed to attack our products, information systems or networks. Outside parties have in the past and may in the future attempt to fraudulently induce our employees or users of our products or services to disclose sensitive, personal or confidential information via electronic spamming, phishing, social engineering or other tactics.

While we have implemented what we believe to be reasonable security measures and employee training designed to protect against breaches of security and other interference with our systems and networks, our systems and networks may be, and at times are, subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our customers’ data and information, which in turn may result in legal claims, regulatory scrutiny and liability, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, reputational harm or other damage to our business. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all related losses.

In addition, the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of the sensitive data we hold, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems or within the supply chain, data thefts, physical system or network break-ins or unauthorized access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business, or the sensitive information stored thereon.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

We employ third-party licensed software for use in our business, and the inability to maintain these licenses, problems with the software we license, or increases to the cost of software licenses could adversely affect our business.

Multiple areas of our business rely on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Unforeseen issues may arise in third-party software platforms which may have an adverse impact on our operations. Integration of new third-party software or modifications to our existing third-party software may require substantial investment of our time and resources. The inability to integrate or operate third-party software successfully or the inadequacy of third-party software may have a material adverse impact on our operations. In addition, the cost of third-party software is significant and we expect it to increase in the future. If we have issues with the functionality or expense of third-party software, we may not be able to find acceptable alternatives in a timely manner or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

Additionally, the software powering our technology systems incorporates software covered by open-source licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

Any failure to protect our intellectual property rights could impair our ability to protect our intellectual property, proprietary technology platform and brand, or we may be sued by third parties for alleged infringement of their proprietary rights.

Our success and ability to compete depend in part on our intellectual property, which includes our rights in our proprietary technology platform and our brand. We primarily rely on copyright, trade secret and trademark laws, and confidentiality agreements with our employees, customers, service providers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Additionally, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

Our success depends also in part on our not infringing on the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. In the future, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Any cloud provider service failure or control weakness could adversely affect our business.

We employ cloud-based services to host our applications and intend to expand our use. As we expand our use of cloud-based services, we will increasingly rely on third-party cloud providers to maintain appropriate controls and safeguards to protect confidential information we receive, including personal, personally identifiable, sensitive, confidential or proprietary data, and the integrity and continuous operation of our proprietary technology platform. While we conduct due diligence on these cloud providers with respect to their security and business controls, we may not have the visibility to effectively monitor the implementation and efficacy of these controls. Outside parties may be able to circumvent controls or exploit vulnerabilities, resulting in operational disruption, data loss, defects or a security event. Migrating to the cloud increases the risk of operational disruption should internet service be interrupted. While we have implemented business contingency and other plans to facilitate continuous internet access, sustained or concurrent service denials or similar failures could limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate our business. Any such event or failure could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. After completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition and therefore we will need to have the ability to prepare financial statements that comply with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent that we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts.

The Sarbanes-Oxley Act and the Dodd-Frank Act, as well as related rules subsequently implemented by the SEC and the NYSE, have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with these evolving laws, regulations and standards will increase our operating costs and divert management’s time and attention from revenue-generating activities. Further, if these laws, regulations are rules were to change substantially in the future, we might be unable to meet new requirements.

These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We may need to hire additional legal, accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses; investor relations

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

expenses; increased directors’ fees and director and officer liability insurance costs; registrar and transfer agent fees and listing fees; as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports and distribute other stockholder communications, in compliance with the federal securities laws and requirements of the NYSE;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance and investor relations functions; and

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. The increased costs will decrease our net income and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as executive officers.

In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement the required controls in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors in, and clients of, our Company and could negatively affect our business and cause the price of our shares of common stock to decline.

An active trading market for our common stock may not develop and the market price for our common stock may decline below the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could adversely impact your ability to sell your shares and could depress the market price of your shares. In addition, the public offering price for our common stock has been determined through negotiations among us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market upon completion of this offering. Consequently, you may be unable to sell your shares of our common stock at prices equal to or greater than the price you paid for them.

Our operating results and stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our common stock to be risky, and you should invest in our common stock only if

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysts and investors;

•	short sales, hedging and other derivative transactions in our common stock;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our acquisition targets;

•	sales, or anticipated sales, of large blocks of our stock, including by our directors, executive officers and principal stockholders;

•	additions or departures in our Board or Directors, senior management or other key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	any indebtedness we may incur or securities we may issue in the future;

•	default under agreements governing our indebtedness;

•	exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;

•	changes in our financial strength and credit ratings; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

The securities markets have from time-to-time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

securities of many companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources, or harm our business.

Our Pre-IPO Significant Stockholders may exert significant influence over us, their interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

ClinchPoint Holdings, LLC, David Flitman and Steven Hoffman (the “Pre-IPO Significant Stockholders”) will control approximately [•]% of the combined voting power of our common stock (or [•]% if the underwriters exercise their option to purchase additional shares of common stock in full) after the completion of this offering and the application of the net proceeds from this offering. This concentration of voting power with the Pre-IPO Significant Stockholders may have a negative impact on the price of our common stock. The Pre-IPO Significant Stockholders’ interests may not be fully aligned with yours, which could lead to actions that are not in your best interests. In addition, the Pre-IPO Significant Stockholders’ significant influence over us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our common stock might otherwise receive a premium for your shares over the then-current market price. Moreover, the Pre-IPO Significant Stockholders could seek to sell a significant amount of stock after the expiration of the 180-day lock-up period, which could negatively impact our stock price.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution in the as adjusted net tangible book value per share because the price that you pay will be substantially greater than the as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of outstanding warrants to purchase our common stock or upon the issuance of stock awards or in connection with other employee offerings made under the 2026 Equity Compensation Plans (which we intend to adopt in connection with this offering), as applicable.

Because we are a holding company and substantially all or a substantial portion of our operations are conducted by our insurance and service company subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, depends on our ability to obtain cash dividends or other permitted payments from our insurance and service company subsidiaries.

Because we are a holding company with no substantial business operations of our own, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from Safepoint Insurance, the Captives and our other operating companies. Applicable state insurance laws restrict Safepoint Insurance’s ability to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on an insurer’s business. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

jurisdiction over the payment of dividends by Safepoint Insurance may in the future adopt statutory provisions more restrictive than those currently in effect. We also rely on fees from Cajun and Manatee that are paid to our Attorneys-in-Fact and our agencies. From time to time these fees may be subject to examination and increased scrutiny by relevant regulators.

Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. Consequently, in order for investors to realize any future gains on their investment, they may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur.

Therefore, you may not receive a return on your investment in our common stock by receiving a payment of dividends. See “Dividend Policy.”

Substantial future sales of shares of our common stock by existing stockholders, or the perception that those sales may occur, could cause the market price of our common stock to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of [•], 2026, upon completion of this offering, we will have shares of our common stock outstanding (or shares, assuming full exercise of the underwriters’ option to purchase additional shares). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining    shares outstanding will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject in certain cases to the terms of lock-up agreements described below. Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of our common stock subject to options outstanding under the 2024 Plan and to be issued under our 2026 Equity Compensation Plans and, as a result, all shares of our common stock acquired the grant of restricted stock, settlement of restricted stock units or upon exercise of options granted under our 2026 Plan, upon the exercise of options granted under our 2024 Plan, or the purchase of securities pursuant to an offering made under the 2026 ESPP will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. A total of    shares of common stock are reserved for issuance under 2026 Equity Compensation Plans.

In connection with this offering, we, our executive officers, the selling stockholders and certain other stockholders holding in the aggregate    shares of our common stock, have entered into lock-up agreements pursuant to which we and they have agreed not to sell any shares without the prior consent of Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC for 180 days after the date of this prospectus, subject to certain exceptions. Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.” Following the expiration of this 180-day lock-up period, these shares will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

public market in the future. As lock-up restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition and litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The market price for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our shares would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because insurance companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	not being required to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result,

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of the fiscal year ending after the fifth anniversary of this offering, or, if earlier, (i) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (ii) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, we have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information investors may receive from other public companies in which they hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements, under the listing standards of the NYSE and the Sarbanes-Oxley Act, which will impose significant compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight, which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, some of whom may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems. We may need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and the NYSE rules;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

•	maintain effective disclosure controls and procedures and evaluate and maintain our system of internal control over financial reporting, and report on management’s

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, upon completion of this offering, the Sarbanes-Oxley Act will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Likewise, once we are no longer an emerging growth company, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective disclosure controls and procedures or internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the market price of our common stock. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

Beginning with our annual report for the fiscal year ending December 31, 2027, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not “emerging growth companies,” including Section 404 of the Sarbanes-Oxley Act.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from the sale of shares by us in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of shares by us in this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may change our underwriting guidelines or our strategy without stockholder approval.

Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section entitled “Business” or elsewhere in this prospectus.

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their shareholdings in us.

Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and prevent attempts by our stockholders to replace or remove our current Board of Directors or management.

We will have a number of anti-takeover devices that will be in place prior to the completion of this offering that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions:

•	will permit the Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;

•	will provide that our Board of Directors will be classified into three classes with staggered, three-year terms and that directors may only be removed for cause;

•	will require super-majority voting to amend provisions in our certificate of incorporation and bylaws;

•

will include blank-check preferred stock, the preference rights and other terms of which may be set by the Board of Directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

•	will eliminate the ability of our stockholders to call special meetings of stockholders;

•	will specify that special meetings of our stockholders can be called only by our Board of Directors, the chairman of our Board of Directors, or our chief executive officer;

•	will prohibit stockholder consent action by other than unanimous written consent;

•	will provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	will prohibit cumulative voting in the election of directors; and

•	will establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

•

any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;

•	any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine.

Our certificate of incorporation and bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. Furthermore, this application to Securities Act claims and Section 22 of the Securities Act create concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This choice of forum provision, if enforced, may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “would,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, our market opportunity and the potential growth of that market, our anticipated financial position, our liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:

•	our exposure to catastrophic events;

•	the possibility that actual losses may exceed reserves;

•	the concentration of our business in Florida and Louisiana;

•	our failure to execute our growth strategy;

•	increased competition, competitive pressures, and market conditions;

•	the fluctuation in our results of operations;

•	increased costs of reinsurance, non-availability of reinsurance, and non-collectability of reinsurance;

•	our failure to accurately price the risks we underwrite;

•	inherent uncertainty of our models and our reliance on such models as a tool to evaluate risk;

•	the failure of our claims department to effectively manage or remediate claims;

•	lower policy renewal rates and failure of such renewals to meet our expectations;

•	modification of the Florida Citizens and Louisiana Citizens depopulation program and our inability to select favorable Florida Citizens and Louisiana Citizens policies to assume;

•	difficulties with technology, data security and/or outsourcing relationships;

•	the lack of significant redundancy in our operations;

•	loss of key vendor relationships;

•	our failure to attract and retain qualified employees and independent agents or our loss of key personnel;

•	failure of third-party adjusters and administrators to properly evaluate claims;

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

•	our inability to generate investment income;

•	our inability to maintain our ratings with Demotech or KBRA;

•	the effects of emerging claim and coverage issues relating to legal, judicial, environmental and social conditions;

•	the failure of our risk mitigation strategies or loss limitation methods;

•	the failure to attract and retain independent agents;

•	changes in regulations and our failure to meet increased regulatory requirements;

•	changes in accounting practices;

•	increased costs as a result of being a public company; and

•	the failure to maintain effective internal controls in accordance with Sarbanes-Oxley.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $     million, based upon the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that the net proceeds to be received by us will be approximately $     million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds that we receive from this offering by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $     million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

DIVIDEND POLICY

We anticipate paying a [quarterly] cash dividend on our common stock of $     per share beginning in the third quarter of 2026. We anticipate paying aggregate cash dividends of $     million per annum on our common stock, resulting in an annual yield of [•]% based on a price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The declaration, amount and payment of any future dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt securities, preferred stock or credit facility.

Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without substantial operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance company subsidiary, Safepoint Insurance, to pay dividends to us is subject to dividend limits and minimum capital requirements under Florida insurance law. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Because we are a holding company and substantially all or a substantial portion of our operations are conducted by our insurance and service company subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, depends on our ability to obtain cash dividends or other permitted payments from our insurance and service company subsidiaries,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Regulation.” In addition, we do not own any equity securities in Cajun and Manatee and, therefore, are not entitled to dividends from such companies. Furthermore, our future ability to pay cash dividends may also be limited by the terms of the Credit Agreement and any future debt or preferred securities or future credit facility.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2025 as follows:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the items described immediately above and (2) our issuance and sale of     shares of common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of December 31, 2025
	Actual	As Adjusted
	(In thousands, except per share data)
Cash and cash equivalents	$632,655	$—

Long-term debt	$123,312	$—
Stockholders’ equity:
Common stock, $0.001 par value per share, 5,000,000 shares authorized, 2,306,390 shares issued and outstanding as of December 31, 2025, actual; [•] shares authorized, [•] shares issued or outstanding; [•] shares authorized, [•] shares issued and outstanding, as adjusted	[•]	—
Additional paid-in capital	110,448	—
Treasury Stock	(11,178)
Accumulated other comprehensive income, net of taxes	2,327	—
Retained earnings	162,083	—

Total stockholders’ equity	263,680	—

Total capitalization	$386,992	—

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of total stockholders’ equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of total stockholders’ equity and total capitalization by approximately $     million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above is based on [•] shares of our common stock immediately prior to the closing of this offering and excludes:

•	[[•] shares of common stock issued pursuant to restricted stock awards and options to purchase [•] shares of common stock under our 2024 Plan];

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

•

[[•] shares of common stock reserved for future issuance under our 2026 Plan, which will be increased by any shares of common stock that are underlying awards outstanding under the 2024 Plan (under which we will cease granting awards upon the adoption of the 2026 Plan) that are canceled, forfeited, or settled in cash. Further, the total number of shares of common stock reserved and available for delivery under the 2026 Plan will be increased on the first day of each of the fiscal years during the term of the 2026 Plan beginning with fiscal year 2027, in an amount equal to the lowest of (i) 3% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii)   of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors]; and

•

[[•] shares of common stock reserved for future issuance under our 2026 ESPP and together with the 2026 Plan, which will become effective in connection with this offering. Further, the total number of shares of common stock available for issuance under the 2026 ESPP will be increased on the first day of each of the fiscal years during the term of the 2026 ESPP beginning with fiscal year 2027, in an amount equal to the lowest of (i) 1% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii)   of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors.]

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock after this offering. As of December 31, 2025, we had a historical net tangible book value of      million, or $     per share of common stock. Our net tangible book value represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on such date. Our as adjusted net tangible book value (deficit) as of      was $     million, or $     per share.

[As adjusted net tangible book value per share represents the amount of our net tangible book value divided by the number of shares of our common stock outstanding as of December 31, 2025, after giving effect to the filing of our Certificate of Incorporation immediately prior to the closing of this offering.]

After giving further effect to the sale of      shares of common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2025 would have been approximately $     million, or approximately $     per share. This represents an immediate increase in as adjusted net tangible book value of $     per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $     per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		[•]
Net tangible book value per share as of December 31, 2025	[•]
Increase in net tangible book value per share attributable to this offering	[•]

As adjusted net tangible book value per share after this offering	[•]

Dilution per share to new investors in this offering		[•]

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our as adjusted net tangible book value per share after this offering by $    , and would increase (decrease) dilution per share to new investors in this offering by $    , in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value per share after this offering by approximately $     per share and decrease (increase) the dilution to new investors by approximately $     per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of December 31, 2025, the differences between the number of shares of common stock purchased from us, the total

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

consideration paid and the average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of common stock in this offering, at the assumed initial public offering price of common stock of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders	[•]	[•]	[•]	[•]	[•]
Investors purchasing shares in this offering	[•]	[•]	[•]	[•]	[•]

Total	[•]	[•]	[•]	[•]	[•]

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to     , or approximately  % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to     , or approximately  % of the total shares of common stock outstanding after this offering.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to  % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to  % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock that will be outstanding after this offering is based on [•] shares of our common stock immediately prior to the closing of this offering and excludes:

•	[[•] shares of common stock issued pursuant to restricted stock awards and options to purchase [•] shares of common stock under our 2024 Plan];

•

[[•] shares of common stock reserved for future issuance under our 2026 Plan, which will be increased by any shares of common stock that are underlying awards outstanding under the 2024 Plan (under which we will cease granting awards upon the adoption of the 2026 Plan) that are canceled, forfeited, or settled in cash. Further, the total number of shares of common stock reserved and available for delivery under the 2026 Plan will be increased on the first day of each of the fiscal years during the term of the 2026 Plan beginning with fiscal year 2027, in an amount equal to the lowest of (i) 3% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii)   of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors]; and

•

[[•] shares of common stock reserved for future issuance under our 2026 ESPP, which will become effective in connection with this offering. Further, the total number of shares of common stock available for issuance under the 2026 ESPP will be increased on the first day of each of the fiscal years during the term of the 2026 ESPP beginning with fiscal year 2027, in an amount equal to the lowest of (i) 1% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii)   of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors.]

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

To the extent any of the outstanding options are exercised or new option or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our historical results of operations and our liquidity and capital resources should be read together with the section entitled “Prospectus Summary—Summary Consolidated Financial and Other Data” and the consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, this prospectus contains “forward-looking statements.” You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for factors and uncertainties that may cause our actual future results to be materially different from those in our forward-looking statements. Forward-looking statements in this prospectus are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

The results of operations for the periods presented are not necessarily indicative of the results that may be expected for any other future period. The following discussion should be read in conjunction with the annual consolidated financial statements and the notes thereto included in this prospectus. Unless the context indicates otherwise, the terms the “Company,” “we,” “our” and “us” are used to refer to Safepoint Holdings, Inc. and its subsidiaries, collectively.

Overview

Safepoint is an insurance underwriting services platform focused on delivering coastal property insurance predominantly in Florida, Louisiana and other U.S. Gulf Coast states. Safepoint is operated by highly experienced insurance professionals with a shared vision to solve problems for stakeholders in underserved or dislocated property insurance markets. Our business strategy, which has been developed and tested since our founding in 2013, combines sophisticated actuarial analytics, risk management expertise and a low-cost operating model to provide better value to our customers across market cycles. We also generate income through Safepoint Insurance, which directly assumes insurance risk, as well as Bermuda-based reinsurance Captives that provide supplemental reinsurance to Safepoint Insurance and the Reciprocal Exchanges.

We have the three operating segments listed below; however, we only generate revenue for the benefit of Safepoint shareholders through our Insurance Services and Risk-Bearing segments. While the Reciprocal Exchanges are an important value driver for our business as the primary source of our fee income streams in the Insurance Services segment, the economic results of the Reciprocal Exchanges are excluded from our net income attributable to controlling interest and shareholders equity attributable to controlling interest given the Reciprocal Exchanges are not legally owned by Safepoint:

•	Insurance Services—Our insurance services platform, which we refer to as Safepoint MGA, receives fees based on the premium managed for the Reciprocal Exchanges and BPOs.

•

Risk-Bearing Entities—Safepoint Insurance, an insurance company which writes personal and commercial policies for homeowners and small businesses; as well as our Bermuda-based reinsurance Captives that provide supplemental reinsurance to Safepoint Insurance and the Reciprocal Exchanges.

•	Reciprocal Exchanges—The Reciprocal Exchanges, which are insurance operations that we manage for a fee, but do not legally own.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The following tables present selected financial information for each of the Company’s operating segments as well as the Company’s Key Operating and Financial Metrics for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025
	Insurance Services	Risk- bearing Entities	Reciprocal Exchanges[1]	Corporate & Other	Eliminations	Total
	($ in thousands)
Gross written premium	$—	$401,521	$804,124	$—	$(278,407)	$927,238
Gross earned premium	—	399,590	666,014	—	(262,314)	803,290
Earned revenue:
Net premiums earned	$—	$344,996	$132,881	$—	$—	$477,877
Policy fee income	4,371	2,309	5,585	—	(5,585)	6,680
Policy administration income	135,727	—	—	—	(132,507)	3,220
Claims management income	21,019	—	—	—	(21,019)	—
Net investment income	313	12,620	13,461	3,257	(4,735)	24,916
Other insurance related income	319	2,087	1,568	—	(358)	3,616

Total revenue	161,749	362,012	153,495	3,257	(164,204)	516,309
Expenses:
Losses and loss adjustment expenses	10,296	69,363	86,634	—	(21,018)	145,275
Policy acquisition costs, net of ceding commission	—	138,873	39,356	—	(119,071)	59,158
General and administrative expenses	36,581	19,518	7,692	10,894	(291)	74,394
Interest expense	—	—	5,274	9,354	(4,539)	10,089
Loss on debt extinguishment	—	—	—	8,873	—	8,873

Total expenses	46,877	227,754	138,956	29,121	(144,919)	297,789

Income (loss) before income taxes	$114,872	$134,258	$14,539	$(25,864)	$(19,285)	$218,520

Income tax expense						52,937

Net income						165,583
Net income of noncontrolling interest						8,367

Net income attributable to controlling interest						$157,216

1 =

The Reciprocal Exchanges receive a subscriber contribution of 10% of the policy premium which is recorded to additional paid-in capital as received. For the year ended December 31, 2025, total contributions received were $57,654.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Key Operating and Financial Metrics:

Year Ended December 31, 2025
($ in thousands)
(1) Net operating income to Safepoint shareholders	$165,444
(1) Managed premium	$985,298
Insurance Services revenue	$161,749
(1) Insurance Services EBITDA	$115,926
(1) Insurance Services EBITDA Margin	71.7%
(1) Adjusted general expense ratio	6.9%
(1) Return on equity to Safepoint shareholders	103.5%
(1) Adjusted Reciprocal Exchange combined ratio	70.2%
Risk-bearing Entities loss ratio	20.1%
Risk-bearing Entities expense ratio	45.9%
Risk-bearing Entities combined ratio	66.0%

(1)	Non-GAAP financial measure. See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.

	Year Ended December 31, 2024
	Insurance Services	Risk- bearing Entities	Reciprocal Exchanges[1]	Corporate & Other	Eliminations	Total
	($ in thousands)
Gross written premium	$—	$385,664	$431,584	$—	$(174,656)	$642,592
Gross earned premium	—	408,899	200,104	—	(80,465)	528,538
Earned revenue:
Net premiums earned	$—	$241,045	$(3,055)	$—	$—	$237,990
Policy fee income	1,845	2,947	3,044	—	(3,044)	4,792
Policy administration income	66,607	—	—	—	(65,945)	662
Claims management income	7,822	—	—	—	(7,822)	—
Net investment income	164	10,041	4,381	2,779	(3,386)	13,979
Other insurance related income	17	2,883	1,836	—	—	4,736

Total revenue	76,455	256,916	6,206	2,779	(80,197)	262,159
Expenses:
Losses and loss adjustment expenses	5,328	106,848	31,696	—	(7,822)	136,050
Policy acquisition costs, net of ceding commission	—	85,414	(23,221)	2,270	(25,586)	38,877
General and administrative expenses	24,646	14,765	11,093	3,695	(1,937)	52,262
Interest expense	—	—	3,768	4,231	(3,255)	4,744

Total expenses	29,974	207,027	23,336	10,196	(38,600)	231,933

Income (loss) before income taxes	$46,481	$49,889	$(17,130)	$(7,417)	$(41,597)	$30,226

Income tax expense						5,970

Net income						24,256
Net loss of noncontrolling interest						(17,026)

Net income attributable to controlling interest						$41,282

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

1 =

The Reciprocal Exchanges receive a subscriber contribution of 10% of the policy premium which is recorded to additional paid-in capital as received. For the year ended December 31, 2024, total contributions received were $26,975.

Key Operating and Financial Metrics:

Year Ended December 31, 2024
($ in thousands)
(1) Net operating income to Safepoint shareholders	$40,207
(1) Managed premium	$653,551
Insurance Services revenue	$76,455
(1) Insurance Services EBITDA	$47,821
(1) Insurance Services EBITDA Margin	62.5%
(1) Adjusted general expense ratio	6.5%
(1) Return on equity to Safepoint shareholders	63.5%
(1) Adjusted Reciprocal Exchange combined ratio	81.5%
Risk-bearing Entities loss ratio	44.3%
Risk-bearing Entities expense ratio	41.6%
Risk-bearing Entities combined ratio	85.9%

(1)	Non-GAAP financial measure. See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.

Components of Our Results of Operations

Gross written premiums

Gross written premiums are the amounts received, or to be received, for insurance policies written or assumed by us during a specific period of time, without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by new business submissions, binding of new business submissions into policies, renewals of existing policies and average size and premium rate of bound policies.

Gross earned premiums

Gross earned premiums represent the portion of our gross written premiums earned during a fiscal period from assumed, direct policies written (including those assumed from Florida Citizens and Louisiana Citizens), and subsequent renewals of such policies. Gross written premiums associated with assumed policies from Florida Citizens and Louisiana Citizens and gross written premium associated with voluntary and renewal policies are earned ratably over the remaining term of the policy. All such new and renewal policies currently have a term of twelve months from date of issuance.

Ceded earned premiums

Ceded earned premiums are the amount of gross earned premiums ceded to reinsurers. We enter into reinsurance agreements to limit our exposure to potential losses. The volume of our ceded earned premiums is impacted by the level of our gross earned premiums and any decision we make to increase or decrease retention levels and policy limits. We recognize the cost of our reinsurance program ratably over the term of the reinsurance agreement, which is typically twelve months. Our ceded earned premiums represent the costs of reinsurance to cover losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance contracts. The rates we pay for reinsurance are based primarily on policy exposures reflected in gross earned premiums.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Net earned premiums

Net earned premiums represent the earned portion of our net written premiums. Our insurance policies generally have a term of one year, and premiums are earned pro rata over the term of the policy.

Losses and loss adjustment expenses

Losses and loss adjustment expenses represent the costs incurred for insured losses. This includes losses under a claims-made or occurrence policy (whether paid or unpaid), expenses for settling claims (such as attorneys’ fees, investigation, appraisal, adjustment and defense costs) and a portion of operating expenses allocated to claim resolution, net of any losses ceded to reinsurers. Losses and loss adjustment expenses also include a provision for claims that have occurred but have not yet been reported to the insurer. These expenses are a function of the amount and type of insurance contracts the Company writes and the loss experience associated with the underlying coverage. In general, our net losses and loss adjustment expenses are affected by:

•	the occurrence, frequency and severity of claims associated with the particular types of insurance contracts that we write;

•	the mix of business we write;

•	changes in the legal or regulatory environment related to the business we write;

•	trends in legal defense costs;

•

inflation in the cost of claims, including inflation related to wages, medical costs and building materials, as well as inflation related to the increase in the severity of claims above general economic inflation (i.e., social inflation); and

•	the reinsurance agreements we have in place at the time of a loss.

Losses and loss adjustment expenses are based on actual losses and expenses, as well as an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Losses and loss adjustment expenses may be paid out over multiple years.

Policy acquisition costs

Policy acquisition costs are principally comprised of commissions we pay to our brokers and premium-related taxes, which are net of any ceding commissions we receive on business ceded through our reinsurance agreements. Policy acquisition costs are deferred and amortized ratably over the terms of the related agreements.

General and administrative expenses

General and administrative expenses include employee compensation and related expenses, system and technology costs, depreciation and amortization, professional service fees (such as legal, accounting and actuarial services) and all other general expenses of the Company.

Net investment income

We earn interest income on our portfolio of invested assets, which are comprised of fixed-maturity securities and cash and cash equivalents.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Net realized investment gains

Net realized investment gains are a function of the difference between the amortized cost of securities sold and the proceeds received by the Company upon the sale of such security. Unrealized investment gains (losses) on fixed-maturity securities are recorded within accumulated other comprehensive income on the consolidated balance sheet.

Policy fee income

Policy fee income represents nonrefundable fees for insurance coverage which are intended to reimburse a portion of the costs incurred to underwrite the policy. Policy fees revenue is recognized ratably over the term of the insurance contracts.

Other insurance-related income

Other insurance-related income represents revenue we receive for providing insurance-related services.

Interest expense

Interest expense consists of interest paid on our commercial loans and Credit Facility (as defined below) and amortization of debt issuance costs.

Provision for income tax expense

Income tax expense primarily relates to federal income taxes. The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect.

Policy administration income

Policy administration income consists of fees earned for administrative, operational, and support services provided in connection with the Company’s Reciprocal Exchanges and Risk-Bearing Entities segments, along with other third-party insurers.

Claims management income

Claims management income represents fees earned for providing claims handling on behalf of the Company’s Reciprocal Exchanges and Risk-Bearing Entities segments, along with other third-party insurers. These services usually include claims intake, evaluation, settlement administration, and related reporting and oversight activities.

Key Operating and Financial Metrics

We discuss certain key metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.

Loss ratio, expressed as a percentage, is the ratio of net losses and loss adjustment expenses to net earned premiums.

Expense ratio, expressed as a percentage, is the ratio of total expenses excluding losses and loss adjustment expenses and interest expenses to net earned premiums.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Combined ratio, expressed as a percentage, is the sum of loss ratio and expense ratio. A combined ratio under 100.0% indicates an underwriting profit. A combined ratio over 100.0% indicates an underwriting loss.

Return on equity, expressed as a percentage, is the ratio of net income to the average stockholders’ equity over the reporting period.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025	Year Ended December 31, 2024	$ Change	% Change
	($ in thousands, except percentages)
Revenues:
Gross written premiums	$927,238	$642,591	284,647	44.3%
Change in gross unearned premiums	(123,948)	(114,052)	(9,896)	8.7%

Gross earned premiums	803,290	528,539	(274,751)	52.0%
Ceded earned premiums	(325,413)	(290,549)	(34,864)	12.0%

Net earned premiums	477,877	237,990	239,887	100.8%
Policy fee income	6,680	4,792	1,888	39.4%
Net investment income	24,939	13,802	11,137	80.7%
Net realized investment (loss) gain	(23)	177	(200)	-113.0%
Other insurance related income	6,836	5,398	1,438	26.6%

Total revenues	516,309	262,159	(254,150)	96.9%
Expenses
Losses and loss adjustment expenses, net	145,275	136,050	9,225	6.8%
Policy acquisition costs, net of ceding commissions	59,158	38,877	20,281	52.2%
General and administrative expenses	74,394	52,262	22,132	42.3%
Interest expense	10,089	4,744	5,345	112.7%
Loss on debt extinguishment	8,873	—	8,873	100.0%

Total expenses	297,789	231,933	65,856	28.4%
Income before income taxes	218,520	30,226	188,294	622.9%
Provision for income tax expense	52,937	5,970	46,967	786.7%

Net income	165,583	24,256	141,327	582.6%
Net income (loss) from non-controlling interest	8,367	(17,026)	25,393	-149.1%

Net income attributable to controlling interest	$157,216	$41,282	115,934	280.8%

Key Operating and Financial Metrics:
(1) Net operating income to Safepoint shareholders	$165,444	$40,207
(1) Managed premium	$985,298	$653,551
Insurance Services revenue	$161,749	$76,455
(1) Insurance Services EBITDA	$115,926	$47,821
(1) Insurance Services EBITDA Margin	71.7%	62.5%
(1) Adjusted general expense ratio	6.9%	6.5%
(1) Return on equity to Safepoint shareholders	103.5%	63.5%
(1) Adjusted Reciprocal Exchange combined ratio	70.2%	81.5%
Risk-bearing Entities loss ratio	20.1%	44.3%
Risk-bearing Entities expense ratio	45.9%	41.6%
Risk-bearing Entities combined ratio	66.0%	85.9%

(1)	Non-GAAP financial measure. See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Our net income was $165.6 million for the year ended December 31, 2025 compared to $24.3 million for the year ended December 31, 2024. The $141.3 million increase was primarily attributable to an increase in net earned premiums offset by an increase in policy acquisition costs and general and administrative expenses. See “—Results by Operating Segment” for further discussion of our operations.

The Company is required to consolidate the operations of its Reciprocal Exchange segment, as the Company is deemed to have a controlling interest in Cajun and Manatee through its role as attorney-in-fact, although it does not have any equity ownership over these reciprocal exchanges. The portion of the reciprocals’ earnings or losses attributable to subscribers is reflected as a non-controlling interest in the Company’s consolidated statements of comprehensive income.

Premiums

The following table shows the gross written premiums during the years ended December 31, 2025 and 2024 broken out by segment:

	Year Ended December 31, 2025	Year Ended December 31, 2024	$ Change	% Change
	($ in thousands, except percentages)
Gross written premiums
Reciprocal Exchanges	$804,124	$431,584	$372,540	86.3%
Risk-bearing Entities	123,114	211,008	(87,894)	-41.7%

Total gross written premiums	$927,238	$642,591	$284,647)	44.3%

The Insurance Services segment did not have gross written premiums for the years ended December 31, 2025 and 2024.

Gross Written Premiums on a consolidated basis for the years ended December 31, 2025 and 2024 was $927.2 million and $642.6 million, respectively. The $284.6 million increase was primarily attributable to $233.0 million policy additions assumed from depopulation programs in Louisiana and Florida, $26.0 million of voluntary growth in Texas, and $16 million of other surplus lines and reinsurance assumed.

Gross Earned Premiums on a consolidated basis for the years ended December 31, 2025 and 2024 was $803.3 million and $528.5 million, respectively. The $274.8 million increase was primarily attributable to the increase in gross written premiums during 2025.

Ceded Earned Premiums  for the years ended December 31, 2025 and 2024 was $325.4 million and $290.5 million, respectively, representing 40.5% and 55.0%, respectively, of gross earned premiums. Our premiums ceded represent costs of reinsurance to cover losses from catastrophes that exceed retention levels up to a stated limit defined by our catastrophe excess of loss, catastrophe bond reinsurance agreements, and reinsurance quota share agreements. The rates we pay for catastrophe reinsurance are based primarily on policy exposures reflected in gross earned premiums. The $34.9 million increase was primarily attributable to increases of $39.2 million related to XOL coverage and, $36.0 million related to increased Catastrophe Bond activity compared to the prior year, offset by an increase in the Company’s group reinsurance retention and a decrease of $37.0 million related to the quota share treaty reduction in 2024.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Net Earned Premiums for the years ended December 31, 2025 and 2024 was $477.9 million and $238.0 million, respectively, and reflect the gross earned premiums less ceded earned premium as described above. The $239.9 million increase was primarily attributable to a $2.5 million increase in the increase in gross earned premiums offset by the increase in ceded earned premiums under our ceded reinsurance treaties.

Policy Fee Income for the years ended December 31, 2025 and 2024 was $6.7 million and $4.8 million, respectively. The $1.9 million increase was primarily attributable to an increase in policy fee income recognized by the Insurance Services segment compared to the prior year, offset by a $0.6 million decrease in policy fee income recognized by the Risk-Bearing Entities segment.

Net Investment Income for the years ended December 31, 2025 and 2024 was $24.9 million and $13.8 million, respectively. The $11.1 million increase was primarily attributable to increases of $1.4 million in net investment income related to fixed-maturity securities and $9.7 million in net investment income related to cash and cash equivalents. These increases are directly related to the increase in the average investable assets compared to the prior year, offset by lower interest rates compared to the prior year. See Note 2—Investments to our consolidated financial statements for more information.

Net Realized Investment Gains for the years ended December 31, 2025 and 2024 were $0.0 million and $0.2 million, respectively. The $0.2 million decrease was primarily attributable to a decrease in the number of fixed-maturity securities sold during the year ended December 31, 2025.

Other Insurance Related Income for the years ended December 31, 2025 and 2024 was $6.8 million and $5.4 million, respectively. The $1.4 million increase was primarily attributable to an increase of $3.2 million of BPO income from business support services that the Company provides to entities that the Company manages but does not consolidate, offset by a $1.3 million decrease in grant revenue related to the Insure Louisiana Incentive Program.

Losses

Our consolidated Losses and Loss Adjustment Expenses amounted to $145.3 million and $136.1 million for the years ended December 31, 2025 and 2024, respectively. Loss and Loss Adjustment Expenses include our costs to settle claims and the salaries and compensation expenses of our claims desk, field and litigation teams. The $9.2 million increase was primarily attributable to a higher volume of policies in force, offset by a decrease in catastrophic events in 2025 compared to the prior year. See “—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses” for further information.

Policy Acquisition Costs for the years ended December 31, 2025 and 2024 were $59.2 million and $38.9 million, respectively, and primarily reflect the amortization of deferred acquisition costs, which include commissions payable to agents and premium taxes, offset by the accretion of ceding commission income received from our quota share reinsurance agreements. The $20.3 million increase was primarily attributable to a higher volume of premiums in force.

General and Administrative Expenses for the years ended December 31, 2025 and 2024 were approximately $74.4 million and $52.3 million, respectively. The $22.1 million increase was primarily attributable to a $14.1 million increase in salaries, wages, incentive plan compensation, and a $5.4 million increase in miscellaneous expenses, including postage and bank service charges, offset by a $5.8 million decrease in depreciation and amortization compared to the prior year.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Interest Expense for the years ended December 31, 2025 and 2024 was $10.1 million and $4.7 million, respectively. The $5.4 million increase was primarily attributable to an increase of $4.5 million of interest expense related to the Credit Agreement entered into during 2025 offset by the retirement of other long-term debt and an increase of $0.9 million of amortization of debt issuance costs related to the Credit Agreement entered into during 2025.

Loss on debt extinguishment for the years ended December 31, 2025 and 2024 was $8.9 million and $0, respectively. The $8.9 million increase was attributable to the Company’s penalty for early payoff of outstanding debt during 2025.

Provision for Income Tax Expense for the years ended December 31, 2025 and 2024 was approximately $52.9 million and $6.0 million for federal and state income taxes, resulting in an effective tax rate of 24.2% and 19.8%, respectively. The effective tax rate differs from the statutory tax rate of 21.0% primarily due to increased tax benefits related to employee equity compensation. There were no material changes in our income tax estimation methodologies for the periods presented.

Loss ratio

The loss ratio applicable for the years ended December 31, 2025 and 2024 was 30.4% and 57.2%, respectively. This decrease in the loss ratio was due primarily to the increase in net earned premiums, offset by an increase in losses and loss adjustment expenses.

Expense ratio

The expense ratio applicable for the years ended December 31, 2025 and 2024 was 27.9% and 38.3%, respectively. The decrease in the expense ratio was due to the increase in net earned premiums, offset by an increase in general and administrative expense and policy acquisition costs compared to the prior year.

The following table summarizes the components of the expense ratio for the years ended December 31, 2025 and 2024:

	Years Ended December 31,
	2025		2024
	Expenses	% of Net Earned Premium	Expenses	% of Net Earned Premium
	($ in thousands, except percentages)
Policy acquisition costs, net of ceding commissions	$59,158	12.4%	$38,877	16.3%
General and administrative expenses	74,394	15.6%	52,262	22.0%

Total	$133,552	27.9%	$91,139	38.3%

We use our adjusted general expense ratio to evaluate our expense ratio. Our adjusted general expense ratio was 6.9%, and 6.5% for the years ended December 31, 2025 and 2024, respectively. This 0.4% increase was due to the increase in general and administrative expense, offset by the increase in managed premiums compared to the prior year. Please see “—Reconciliation of Non-GAAP Metrics—Adjusted general expense ratio” for further information.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Combined ratio

The combined ratio is the measure of overall underwriting profitability before other income. Our combined ratio for the years ended December 31, 2025 and 2024 was 58.3%, and 95.5%, respectively. The decrease in combined ratio is due to the factors described above.

Return on Equity

The return on equity applicable for the years ended December 31, 2025 and 2024 was 126.4% and 40.0%, respectively. This increase in the return on equity was primarily attributable to the increase in net income compared to the prior year and common stock dividends issued during 2025.

Results by Operating Segment

Insurance Services Segment

The following table summarizes the results of the Insurance Services segment for each of the years ended December 31, 2025 and 2024:

Insurance Services
($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	$ Change	% Change
Earned revenue:
Policy fee income	$4,371	$1,845	$2,526	136.9%
Policy administration income	135,727	66,607	69,120	103.8%
Claims management income	21,019	7,822	13,197	168.7%
Net investment income	313	164	149	90.9%
Other insurance related income	319	17	302	1,776.5%

Total revenue	161,749	76,455	85,294	111.6%
Expenses:
Loss adjustment expenses	10,296	5,328	4,968	93.2%
General and administrative expenses	36,581	24,646	11,935	48.4%

Total expenses	46,877	29,974	16,903	56.4%

Income before income taxes	$114,872	$46,481	$68,391	147.1%

The Insurance Services segment revenue for the years ended December 31, 2025 and 2024 was $161.7 million and $76.5 million, respectively, representing an increase of $85.3 million, or 111.6%. The increase in total revenue for the Insurance Services segment was primarily due to an increase in Reciprocal Exchanges’ gross written premium, as the total revenue is primarily derived from services provided to the Reciprocal Exchanges.

The Insurance Services segment income before taxes for the years ended December 31, 2025 and 2024 was $114.9 million and $46.5 million, respectively, representing an increase of $68.4 million, or 147.1%. The increase in total income before taxes for the Insurance Services segment was primarily due to an increase in total revenue, offset by an increase in general and administrative expenses in the prior year.

Intersegment transactions are not eliminated from the Insurance Services segment’s results but are eliminated in consolidation. Total revenue eliminations related to the Insurance Services segment was $153.9 million and $73.8 million for the years ended December 31, 2025 and 2024, respectively.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The following table is a breakdown of the total revenues and income before income taxes of the Insurance Services segment before intersegment eliminations for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025
($ in thousands)	Total Revenue	Income before Taxes
Reciprocal Exchanges	$158,210	$112,741
BPO	3,539	2,131

Total	$161,749	$114,872

	Year Ended December 31, 2024
($ in thousands)	Total Revenue	Income before Taxes
Reciprocal Exchanges	$75,780	$46,100
BPO	675	381

Total	$76,455	$46,481

Risk-Bearing Entities Segment

The following table summarizes the results of the Risk-Bearing Entities segment for each of the years ended December 31, 2025 and 2024:

Risk-bearing Entities
($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	$ Change	% Change
Gross written premium	$401,521	$385,664	$15,857	4.1%
Gross earned premium	399,590	408,899	(9,309)	-2.3%

Earned revenue:
Net earned premiums	$344,996	$241,045	$103,951	43.1%
Policy fee income	2,309	2,947	(638)	-21.6%
Net investment income	12,620	10,041	2,579	25.7%
Other insurance related income	2,087	2,883	(796)	-27.6%

Total revenue	362,012	256,916	105,096	40.9%

Expenses:
Losses and loss adjustment expenses	69,363	106,848	(37,485)	-35.1%
Policy acquisition costs, net of ceding commission	138,873	85,414	53,459	62.6%
General and administrative expenses	19,518	14,765	4,753	32.2%

Total expenses	227,754	207,027	20,727	10.0%

Income before income taxes	$134,258	$49,889	$84,369	169.1%

The Risk-Bearing Entities segment revenue for the years ended December 31, 2025 and 2024 was $362.0 million and $256.9 million, respectively, representing an increase of $105.1 million, or 40.9%. The increase in total revenue for the Risk-Bearing Entities segment was primarily due

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

to a $104.0 million increase in net earned premiums from increased participation in the reinsurance of the Reciprocal Exchanges and a higher retention in the Company’s wholly owned insurance company compared to the prior year.

The Risk-Bearing Entities segment income before taxes for the years ended December 31, 2025 and 2024 was $134.3 million and $49.9 million, respectively, representing an increase of $84.4 million, or 169.1%. The increase in total income before taxes for the Risk-Bearing Entities segment was primarily due to a larger participation in reinsurance of the Reciprocal Exchanges, a higher retention in the Company’s wholly owned insurance company, and zero hurricane losses in 2025 compared to the prior year.

Intersegment transactions are not eliminated from the Risk-bearing Entities segment’s results but are eliminated in consolidation. Total revenue eliminations related to the Risk-bearing Entities segment was $3.1 million and $1.4 million for the years ended December 31, 2025 and 2024, respectively.

The following table is a breakdown of the total revenues and income before taxes of the Risk-Bearing Entities segment before intersegment eliminations for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025
($ in thousands)	Total Revenue	Income before Taxes
Safepoint Insurance	$92,839	$41,494
Reinsurance of Reciprocal Exchanges by Captives	269,173	92,764

Total	$362,012	$134,258

	Year Ended December 31, 2024
($ in thousands)	Total Revenue	Income (Loss) before Taxes
Safepoint Insurance	$174,575	$51,217
Reinsurance of Reciprocal Exchanges by Captives	82,341	(1,328)

Total	$256,916	$49,889

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Reciprocal Exchanges Segment

The following table summarizes the results of the Reciprocal Exchanges segment for each of the years ended December 31, 2025 and 2024:

Reciprocal Exchanges[1]
($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	$ Change	% Change
Gross written premium	$804,124	$431,584	$372,540	86.3%
Gross earned premium	666,014	200,104	465,910	232.8%

Earned revenue:
Net earned premiums	$132,881	$(3,055)	$135,936	-4,449.6%
Policy fee income	5,585	3,044	2,541	83.5%
Net investment income	13,461	4,381	9,080	207.3%
Other insurance related income	1,568	1,836	(268)	-14.6%

Total revenue	153,495	6,206	147,289	2,373.3%

Expenses:
Losses and loss adjustment expenses	86,634	31,696	54,938	173.3%
Policy acquisition costs, net of ceding commission	39,356	(23,221)	62,577	-269.5%
General and administrative expenses	7,692	11,093	(3,401)	-30.7%
Interest expense	5,274	3,768	1,506	40.0%

Total expenses	138,956	23,336	115,620	495.5%
Income (loss) before income taxes	14,539	(17,130)	31,669	-184.9%

Income (loss) attributable to noncontrolling interest	$14,539	$(17,130)	$31,669	-184.9%

1 =

The Reciprocal Exchanges receive a subscriber contribution of 10% in addition to the policy premium which is recorded to additional paid-in capital as received. The Reciprocal Exchanges received $57,654 and $27,055, respectively, during the years ended December 31, 2025 and 2024.

The Reciprocal Exchanges segment revenue for the years ended December 31, 2025 and 2024 is $153.5 million and $6.2 million, respectively, representing an increase of $147.3, or 2,373.3%. The increase in total revenue for the Reciprocal Exchanges segment was primarily due to a $135.9 million increase in net earned premiums compared to the prior year.

The Reciprocal Exchanges segment income (loss) before taxes for the years ended December 31, 2025 and 2024 is $14.5 million and $(17.1) million, respectively, and is fully attributable to non-controlling interests in the Company’s consolidated statements of comprehensive income. The $31.7 million increase in the Reciprocal Exchange segment’s income before income taxes is primarily due to takeouts in 2025 from depopulation programs that caused a one-time benefit to income before income taxes during the year.

We use our adjusted Reciprocal Exchanges segment combined ratio to evaluate the Reciprocal Exchanges segment’s operations as well. Our adjusted Reciprocal Exchange segment combined ratio was 70.2% and 81.5% for the years ended December 31, 2025 and 2024, respectively. This 11.3% decrease was due to the increases in net earned premiums from an increase in takeouts from depopulation programs and a lower loss ratio due to zero hurricane losses compared to the prior year. These increases were partially offset by increased higher acquisition expenses from increased policy volume, which was mitigated by a cost benefit of

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

policy acquisition costs from the depopulation programs compared to the prior year. Please see “—Reconciliation of Non-GAAP Metrics—Adjusted Reciprocal Exchange segment combined ratio” for further information.

Intersegment transactions are not eliminated from the Reciprocal Exchanges segment’s results but are eliminated in consolidation. Total revenue eliminations related to the Reciprocal Exchanges segment was $5.6 million and $3.0 million for the years ended December 31, 2025 and 2024, respectively.

Reconciliation of Non-GAAP Financial Measures

We include non-GAAP financial measures in this prospectus, including net operating income to Safepoint shareholders, because our management uses them to assess our performance. We believe they reflect the underlying trends and indicators of our business and allow management to evaluate our business performance, make budgeting decisions and compare our performance against other peer companies using similar measures. While we believe managed premium, Insurance Services EBITDA and EBITDA margin, adjusted general expense, and return on equity to Safepoint shareholders are useful to investors for the same reasons, readers of the financial statements should note that these measures are not a substitute for GAAP financial measures or disclosures and should be read in conjunction with those GAAP results. We have provided reconciliations of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure.

Net operating income to Safepoint shareholders

Net operating income to Safepoint shareholders is a non-GAAP financial measure used by management to evaluate the Company’s operating performance and to facilitate period-to-period comparability. Net operating income to Safepoint shareholders is defined as net income attributable to the controlling interest, excluding the impact of certain items to the controlling interest that management believes are not indicative of the Company’s core operating results. We calculate the tax impact only on adjustments that would be included in calculating our income tax expense using the estimated tax rate at which we received a deduction for these adjustments. Net operating income to Safepoint shareholders should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

The following table provides a reconciliation of net income attributable to controlling interest to net operating income to Safepoint shareholders for the years ended December 31, 2025 and 2024:

($ in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Net income attributable to controlling interest	$157,216	$41,282
Adjustments to controlling interest:
Amortization of intangible assets	2,113	(1,299)
Loss on debt extinguishment	8,873	—
Net realized investment gain	(15)	(135)
Tax effect of adjustments	(2,743)	359

Net operating income to Safepoint shareholders	$165,444	$40,207

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Managed premium

Managed premium is a non-GAAP financial measure used by management to provide useful information to investors to summarize the total volume of business being transacted under our management. Managed premium is defined as total amount of gross premiums written by our consolidated subsidiaries and premium that the Company services that is written by unaffiliated carriers. Managed premium is calculated before the effects of reinsurance added. By providing this measure, we believe that this allows investors to evaluate the full scale of our market presence and the efficiency of our customer acquisition and retention efforts. Managed premium should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

The following table provides a reconciliation of gross written premium to managed premium for the years ended December 31, 2025 and 2024:

($ in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Total gross written premium	$927,238	$642,591
Adjustments to gross written premium:
Premiums from managed entities	58,060	10,960

Total managed premium	$985,298	$653,551

Insurance Services EBITDA and EBITDA margin

Insurance Services EBITDA and EBITDA margin are non-GAAP metrics used by management, which we believe are useful to investors to measure the operational strength and performance of the Insurance Services segment. These metrics provide investors additional information about the Insurance Services segment’s profitability for certain non-cash items, non-routine items we do not expect to continue at the same level in the future, as well as other items that are not core to the operations of the Insurance Services segment. By providing these measures, together with a reconciliation of the most directly comparable GAAP measure, we believe we are enhancing investors’ understanding of the Insurance Services segment, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Insurance Services EBITDA margin is calculated as Insurance Services EBITDA as a percentage of the Insurance Services total revenue. Insurance Services EBITDA and EBITDA margin should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

The following is a reconciliation of Insurance Services income before income taxes to Insurance Services EBITDA and Insurance Services EBITDA margin for the years ended December 31, 2025 and 2024:

($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024
Insurance Services income before income taxes	$114,872	$46,481
Adjustments related to Insurance Services:
Depreciation and amortization of property and equipment	1,054	1340

Insurance Services EBITDA	$115,926	$47,821

Insurance Services total revenue	$161,749	$76,455
Insurance Services EBITDA margin	71.7%	62.5%

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Adjusted general expense ratio

Adjusted general and administrative expense ratio is calculated by excluding the amortization of stock-based compensation and the amortization of intangible assets from general and administrative expenses . The total is then divided by managed premium. We believe this ratio provides greater insight into our cost structure and gives the reader a clearer view of what percentage of each premium dollar is spent on general expense. In contrast, traditional expense ratios may be less clear as the numerator and denominator are adjusted for reinsurance. Adjusted general expense ratio should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

The following is the calculation of adjusted general expense ratio for the years ended December 31, 2025 and 2024:

($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024
Managed premium	$985,298	$653,551
General and administrative expense	74,394	52,262
A mortization of stock-based compensation	(4,182)	(2,538)
A mortization of intangible assets	(2,022)	(7,132)

Adjusted general and administrative expense	$68,190	$42,592

Adjusted general expense ratio (Adjusted general and administrative expense divided by Managed gross written premium)	6.9%	6.5%

Return on equity to Safepoint shareholders

Return on equity to Safepoint shareholders is a non-GAAP financial measure used by management to provide useful information to investors about the profitability and capital efficiency available to our common stockholders. We define this non-GAAP measure as net income attributable to the controlling interest divided by the average of the beginning and ending shareholders’ equity, excluding non-controlling interests. We believe that return on equity to Safepoint shareholders provides a more meaningful representation of the profitability by excluding non-controlling interests. Return on equity to Safepoint shareholders should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

The following is the calculation of return on equity to Safepoint shareholders for the years ended December 31, 2025 and 2024:

($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024
Net income attributable to controlling interest	$157,216	$41,282
Beginning total equity of controlling interest	86,786	43,282
Ending equity of controlling interest	217,145	86,786

Average equity of controlling interest	151,966	65,034

Return on equity to Safepoint shareholders	103.5%	63.5%

Adjusted Reciprocal Exchanges segment combined ratio

Adjusted Reciprocal Exchanges segment combined ratio is a non-GAAP metric used by management. While elements of the policyholder payments to the Reciprocal Exchanges contain

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

premium and equity components, only the premium portion of the payment is included in the GAAP combined ratio. Management believes that including the entire policyholder payment to the Reciprocal Exchanges in the denominator of the Adjusted Reciprocal Exchanges segment combined ratio gives the reader a better understanding of the actual economics of the Reciprocal Exchanges segment. This metric is calculated by dividing the sum of the Reciprocal Exchanges’ losses and underwriting expenses by the sum of its net earned premiums and the net subscriber contributions received during the year. Subscriber contributions are not considered revenue under GAAP and do not represent earnings from underwriting activities. These funds are capital in nature and may be subject to withdrawal by subscribers under certain conditions. The Adjusted Reciprocal Exchanges segment combined ratio should not be considered in isolation or as a substitution for analysis of our results as reported in accordance with GAAP.

The following is the calculation of the Adjusted Reciprocal Exchange segment combined ratio for the years ended December 31, 2025 and 2024:

($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024
Reciprocal Exchanges loss ratio	65.2%	-1037.5%
Reciprocal Exchanges expense ratio	35.4%	397.0%

Recirprocal Exchanges combined ratio	100.6%	-640.5%
Adjustment to denominator:
Subscriber contributions	57,654	27,055

Adjusted Reciprocal Exchanges segment combined ratio	70.2%	81.5%

Liquidity and Capital Resources

Sources and Uses of Funds

We file a consolidated U.S. federal income tax return with our subsidiaries, and under our tax allocation agreement, each participant is charged or refunded taxes according to the amount that the participant would have paid or received had it filed on a separate return basis with the Internal Revenue Service. Cajun and Manatee file separate income tax returns in their respective jurisdictions.

We believe we have sufficient liquidity available to meet our operating cash needs and obligations for the next 12 months. As of December 31, 2025 and December 31, 2024, we had $650.7 million and $263.0 million, respectively, in cash, cash equivalents and restricted cash, which primarily consisted of cash, money market accounts, and U.S. Treasury bills. We intend to maintain substantial cash or cash-equivalent balances during hurricane season to meet seasonal liquidity needs relating to potential catastrophic losses.

Florida statutes require the Company to maintain capital and surplus of $15.0 million as of December 31, 2025 and 2024, for Safepoint Insurance and $15.0 million as of December 31, 2025 and 2024 for Manatee.

During the year ended December 31, 2024, Cajun was domiciled in Louisiana and was required to have initial minimum surplus of $5.0 million. Following Cajun’s redomiciliation to Alabama in 2025, Cajun is required to maintain capital and surplus of $1.3 million in order to obtain and maintain licensure in Alabama as of December 31, 2025.

We believe our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Strategically,

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

we intend to optimize our capital structure over the longer term. This may include refinancing debt to reduce interest costs or issuing equity to accelerate growth and reduce leverage. Furthermore, subject to interest rate environments and market conditions, may consider distributing dividends or engaging in stock repurchases to return capital to shareholders.

Cash Flows

Our most significant source of cash is from premiums received, which, for most policies, we receive at the beginning of the coverage period. Our most significant cash outflows are claims that arise when a policyholder incurs an insured loss and the payment of reinsurance premiums, net of any ceding commissions received. Because the payment of claims occurs after the receipt of the premium, we invest the cash in various investment securities that generally earn interest. We also use cash for the payment of ongoing operating expenses, such as employee compensation and benefits, technology costs, office rent and professional service fees.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, and as a result their timing can influence cash flows from operating activities in any given period. We believe that cash receipts from premiums and proceeds from net investment income are sufficient to cover cash outflows in the foreseeable future.

Our cash flows for the years ended December 31, 2025 and 2024 were as follows:

($ in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	$ Change	% Change
Net cash provided by operating activities	$353,411	$120,020	233,391	194.5%
Net cash used in investing activities	(58,915)	(27,392)	(31,523)	115.1%
Net cash provided by financing activities	94,509	35,701	58,808	164.7%

Net change in cash and cash equivalents	$389,005	$128,329	260,676	203.1%

Net cash provided by operating activities for the years ended December 31, 2025 and 2024 was approximately $353.4 million and $120.0 million, respectively. The $233.4 million increase was primarily attributable to a $141.3 million increase in net income and an $86.1 million increase in cash received from net operating assets and liabilities, offset by a loss on debt extinguishment of $8.9 million and an increase in equity-based compensation of $1.7 million compared to the prior year.

Net cash used by investing activities for the years ended December 31, 2025 and 2024 was approximately $58.9 million and $27.4 million, respectively. The $31.5 million increase was primarily attributable to a $102.1 million increase in the purchases of fixed-maturity assets, offset by a $45.9 million increase in proceeds from the sale of fixed-maturity assets and a $0.9 million decrease in purchases of property and equipment. For the year ended December 31, 2024, funds from operations were used to purchase $37.3 million of fixed-maturity securities and property and equipment, offset by $9.9 million proceeds from sales of fixed-maturity securities.

Net cash provided by financing activities for the years ended December 31, 2025 and 2024 was approximately $94.5 million and $35.7 million, respectively. The $58.8 million increase was primarily attributable to increases of $120.0 million related to the issuance of long-term debt and $34.3 million related to reciprocal subscriber contributions received, offset by a

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

$31.3 million payoff of the notes payable principal, $10.4 million in treasury stock purchases, $31.3 million of common stock dividends, and $8.8 million of principal payments of current long-term debt.

Reinsurance

We purchase various forms of reinsurance to manage loss exposures and safeguard our capital. Through reinsurance, we transfer certain exposures to a reinsurer, and in return the reinsurer receives a portion of the premium. We strategically use a combination of quota share and excess of loss reinsurance treaties to retain risk and premium we underwrite while providing balance sheet protection from larger losses.

A quota share reinsurance treaty is an agreement where reinsurers assume a percentage of the company’s losses in exchange for a negotiated percentage of premium. An excess of loss reinsurance treaty is an agreement where reinsurers agree to assume a portion of losses for a specific event in excess of a specified amount in return for a negotiated premium. Reinsurance needs are determined with principal input from our Chief Executive Officer based on a multitude of factors, including risk appetite, market conditions, loss history and reinsurance capacity.

For the 2023-2024 treaty year (June 1, 2023 – May 31, 2024), the catastrophe excess of loss coverage is provided by agreements with reinsurers and by the FHCF. The excess of loss treaties generally provide coverage on ultimate net losses of $556.9 million in excess of $5.0 million for the first occurrence ($891.9 million for all occurrences), with the FHCF providing coverage for losses from qualifying catastrophic events in excess of $45.5 million up to a maximum payout of $87.9 million.

For the 2024-2025 treaty year (June 1, 2024 – May 31, 2025), the catastrophe excess of loss coverage is provided by agreements with reinsurers and by the FHCF. The excess of loss treaties generally provide coverage on ultimate net losses of $1,205.9 million in excess of $10.0 million for the first occurrence ($1,798.6 million for all occurrences), with the FHCF providing coverage for losses from qualifying catastrophic events in excess of $72.4 million up to a maximum payout of $128.4 million.

For the 2025-2026 treaty year (June 1, 2025 – May 31, 2026), the catastrophe excess of loss coverage is provided by agreements with reinsurers and by the Florida Hurricane Catastrophe Fund. The excess of loss treaties generally provide coverage on ultimate net losses of $1,883.5 million in excess of $100.0 million for the first occurrence ($2,884.1 million for all occurrences) with the FHCF providing coverage for losses from qualifying catastrophic events in excess of $179.6 million up to a maximum payout of $287.8 million.

The Company executed a facultative reinsurance agreement with coverage of $3.5 million in excess of $1.5 million for personal lines and $10.0 million in excess of $5.0 million for commercial lines. The agreement is subject to a $30.0 million per occurrence limit with no aggregate limit. In addition to the facultative agreement, the Company entered into a per risk excess of loss agreement for commercial lines only which provides coverage for $3.0 million in excess of $2.0 million.

Our reinsurance treaties typically have a 12-month term. During each renewal cycle, we may change our coverage terms or the composition of our reinsurance panel. Currently, the quota share and many of the reinsurance treaties expire on May 31, 2026, while certain treaties such as the FHCF and Catastrophe Bonds renew at dates other than May 31, 2026. Although exact cession percentages and specific coverage terms may vary at each treaty renewal, we intend to renew on similar terms as those expiring to maintain our desired level of net risk appetite.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Contractual Obligations and Commitments

In 2024, we entered into an amended lease agreement for our Tampa office, which expires in January 2028. The Company also maintains office facilities in Metairie, Louisiana and Pembroke Pines, Florida. These leases are classified as operating leases on our consolidated balance sheets. As of December 31, 2025 and 2024, total discounted operating lease liabilities were $2.0 million and $1.7 million, respectively.

Credit Facility

In February 2025, the Company entered into a credit agreement comprising of a $100.0 million term loan, a $25.0 million revolving credit facility and a $15.0 million delayed draw term loan facility. The Company entered into amendments to the credit agreement in April, May and August 2025, pursuant to which borrowing capacity under the revolving loan facility and delayed draw term loan facility was increased to $75.0 million and $115.0 million collectively. As of December 31, 2025, $92.5 million was outstanding under the term loan, no amount was drawn under the revolving credit facility, and $23.8 million was drawn under the delayed draw term loan facility. The term loan, delayed draw term loan and drawings under the revolving credit facility bear interest at Term SOFR (subject to a 0.00% floor) plus a margin ranging from 3.25% to 3.75% (based on the Company’s consolidated leverage ratio) and matures on February 18, 2030. The agreement includes customary covenants and conditions. For more information, see “Description of Certain Indebtedness.”

Catastrophe Bonds

In June 2024, the Company entered into a reinsurance agreement with Nature Coast Re, Ltd. (“Nature Coast Re”) in the form of catastrophe bonds that provide coverage to Safepoint Insurance, Manatee and Cajun. Nature Coast Re issued one class of notes in the amount of $50.0 million in total as collateral for the reinsurance coverage provided above the Florida attachment level of $429.0 million. This coverage is effective from June 2024 through June 2028 and covers named storms in the states of Florida, Louisiana, Alabama, Mississippi and Texas.

In January 2025, the Company entered into a reinsurance agreement with Nature Coast Re in the form of catastrophe bonds that provide coverage to Safepoint Insurance, Manatee and Cajun. Nature Coast Re issued one class of notes in the amount of $200.0 million in total as collateral for the reinsurance coverage provided above the attachment level of $475.0 million. This coverage is effective from January 2025 through January 2029 and covers named storms in the states of Florida, Louisiana, Alabama, Mississippi and Texas.

In April 2025, the Company entered into a reinsurance agreement with Nature Coast Re in the form of catastrophe bonds that provide coverage to Safepoint Insurance, Manatee and Cajun. Nature Coast Re issued one class of notes in the amount of $150.0 million in total as collateral for the reinsurance coverage provided above the attachment level of $600.0 million. This coverage is effective from April 2025 through April 2029 and covers named storms in the states of Florida, Louisiana, Alabama, Mississippi, and Texas.

In February 2026, the Company entered into a reinsurance agreement with Nature Coast Re in the form of catastrophe bonds that provide coverage to Safepoint Insurance, Manatee and Cajun. Nature Coast Re issued one class of notes in the amount of $250.0 million in total as collateral for the reinsurance coverage provided above the attachment level of $300.0 million. This coverage is effective from February 2026 through February 2030 and covers named storms in the states of Florida, Louisiana, Alabama, Mississippi, and Texas with the option to be expanded to any and all U.S. states and DC.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Financial Condition

Stockholders’ Equity

As of December 31, 2025, total stockholders’ equity was $263.7 million compared to total stockholders’ equity of $82.1 million as of December 31, 2024. The $181.6 million increase in total stockholders’ equity was primarily due to $165.6 million of net income and $43.0 million in subscriber contributions, offset by common stock dividends of $31.7 million and treasury stock repurchases of $10.4 million during the year ended December 31, 2025. As of December 31, 2025 and 2024, the Reciprocal Exchanges’ equity (non-controlling interest) was $46.5 million and $(4.7) million, respectively, but is not included in stockholder’s equity attributable to Safepoint shareholders.

Dividend Declarations

During the year ended December 31, 2025, the Company’s Board of Directors declared a dividend of $25 per common share, totaling $31.7 million, payable to shareholders of record as of January 31, 2025. The dividend was paid in cash on February 12, 2025. The Company did not declare any dividends during the year ended December 31, 2024.

Investment Portfolio

We seek to maintain a diversified portfolio of investments that prioritize invested capital preservation, with a secondary focus on generating predictable and stable returns. Our investment portfolio is tailored to align with the characteristics of the underlying insurance liabilities. Our asset allocation strategy focuses on high-quality fixed-income instruments, and deemphasizes equity or alternative investment risk. One of the primary features of our asset allocation is maintaining sufficient readily available funds to pay claims and expenses. Consequently, the bulk of our reserves are invested in securities which can be expected to maintain a close relationship between market and statement values, under most conditions. Our portfolio therefore consists entirely of cash, cash equivalents, short-term investments and fixed-income securities.

We actively manage and monitor our investment risk to balance the goals of stable growth and liquidity with our need to comply with the insurance regulatory frameworks within which we operate as well as the capital framework agreements with AmFam. Our Board of Directors reviews and approves our investment policy and strategy on a regular basis.

As of December 31, 2025 and 2024, $121.9 million and $62.1 million, respectively, was comprised of fixed-maturity securities, which represents the majority of our portfolio. We classify these assets as available-for-sale and they are carried at fair value with unrealized gains (losses) recognized in accumulated other comprehensive income. Also included in our investment portfolio was $632.7 million and $250.2 million of cash and cash equivalents as of December 31, 2025 and 2024, respectively. Our fixed-maturity securities had a weighted average effective duration of 2.4 years and 3.4 years and an average credit rating of A- and A as of December 31, 2025 and 2024, respectively. Our fixed-income investment portfolio had a weighted average book yield of 4.0% as of December 31, 2025, compared to 3.9% as of December 31, 2024.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As of December 31, 2025 and 2024, the amortized cost and estimated fair value of our fixed-maturity and equity securities were as follows:

	As of December 31, 2025
	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands, except percentages)
Fixed-maturity securities
U.S Government and government agencies	$8,045	$8,890	7.3%
Corporate bonds	64,834	66,351	51.4%
Mortgage-back securities	4,634	5,071	4.2%
States, municipalities, and political subdivisions	41,285	41,483	34.0%

Total fixed-maturity securities	$118,798	$121,795	99.9%

Equity securities	106	106	0.1%

Total investments	$118,904	$121,901	100.0%

	As of December 31, 2024
	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands, except percentages)
Fixed-maturity securities
U.S Government and government agencies	$8,048	$8,375	13.2%
Corporate bonds	31,602	32,288	50.9%
Mortgage-back securities	5,495	5,703	9.0%
States, municipalities, and political subdivisions	17,097	16,954	26.7%

Total fixed-maturity securities	$62,242	$63,320	99.8%

Equity securities	118	118	0.2%

Total investments	$62,360	$63,438	100.0%

The table below summarizes the credit quality of our fixed-maturity securities as of December 31, 2025 and 2024:

As of December 31, 2025	Fair Value	% of Total Fair Value
Rating	($ in thousands, except percentages)
AAA	$3,223	2.6%
AA	26,691	21.9%
A	34,767	28.5%
BBB	47,702	39.2%
Below BBB	403	0.3%
Unrated	9,008	7.4%

Total	$121,795	100.0%

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As of December 31, 2024	Fair Value	% of Total Fair Value
Rating	($ in thousands, except percentages)
AAA	$3,157	5.0%
AA	24,733	39.1%
A	12,508	19.8%
BBB	22,492	35.5%
Below BBB	429	0.7%

Total	$63,320	100.0%

The amortized cost and estimated fair value of our available-for-sale investments in fixed-maturity securities summarized by contractual maturity as of December 31, 2025 and 2024, were as follows:

	As of December 31, 2025
	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands, except percentages)
Fixed-maturity securities
Due in one year or less	$68,113	$67,922	55.8%
Due after one year through five years	27,043	27,987	23.0%
Due after five years through ten years	7,179	7,815	6.4%
Due after ten years	11,830	13,000	10.7%
Mortgage-backed securities	4,633	5,071	4.2%

Total fixed-maturity securities	$118,798	$121,795	100.0%

	As of December 31, 2024
	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands, except percentages)
Fixed-maturity securities
Due in one year or less	$23,170	$23,170	36.6%
Due after one year through five years	12,481	12,836	20.3%
Due after five years through ten years	6,330	6,648	10.5%
Due after ten years	14,766	14,963	23.6%
Mortgage-backed securities	5,495	5,703	9.0%

Total fixed-maturity securities	$62,242	$63,320	100.0%

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, credit risk, equity prices, foreign currency exchange rates and commodity prices. The primary component of market risk affecting us is interest rate risk associated with our investments in fixed-maturity securities. We do not have material exposure to equity prices, credit risk, foreign currency exchange rate risk or commodity risk.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Fluctuations in interest rates have an immediate and direct effect on the market valuation of our fixed-maturity securities. When market interest rates rise, the fair value of our securities decreases. Conversely, as market interest rates fall, the fair value of our securities increases. Changes in interest rates will have an immediate effect on comprehensive loss and stockholders’ equity but will not ordinarily have an immediate effect on net income. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio in directional relation to the duration of our reserves.

As of December 31, 2025, our investment portfolio contains fixed-income securities that were subject to interest rate risk with a fair value of $121.8 million. The following table sets forth what changes might occur in the value of our core fixed-income portfolio given hypothetical changes in interest rates as of December 31, 2025:

	As of December 31, 2025
	Estimated Fair Value	Estimated Change in Fair Value	% (Decrease) Increase in Fair Value
	($ in thousands except percentages)
Fixed maturity securities
300 basis point increase	$114,801	$(6,994)	-5.7%
200 basis point increase	$116,980	$(4,815)	-4.0%
100 basis point increase	$119,334	$(2,461)	-2.0%
No change	$121,795	$—	0.0%
100 basis point decrease	$124,565	$2,770	2.3%
200 basis point decrease	$127,441	$5,646	4.6%
300 basis point decrease	$130,308	$8,513	7.0%

Actual results may differ from the hypothetical change in market rates assumed in the table above. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

Credit Risk

Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed-maturity securities. Our investment policy is designed to primarily invest in debt instruments of high credit quality issuers and to manage the amount of credit exposure with limits on particular rating categories, limits for any one issuer and limits for sectors and regions. We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. The majority of our investment portfolio is invested in high credit quality, investment-grade, fixed-maturity securities. As of December 31, 2025 our fixed-maturity portfolio has an average rating by at least one nationally recognized rating organization of A-.

In addition, we are subject to credit risk as we cede a portion of our risks to reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance agreements do not limit our ultimate obligations to pay claims covered under the insurance policies we issue, and we might not collect amounts recoverable from our reinsurers. We address this credit risk by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Seasonality of Our Business

Our insurance business is seasonal. Hurricanes and tropical storms affecting our primary markets and other southeastern states typically occur during the period from June 1st through November 30th of each year. Additionally, reinsurance treaties years are typically effective on either May 1 or June 1 of each year. Any variation in the cost of our reinsurance, whether due to changes in reinsurance rates, coverage levels or changes in the total insured value of our policy base, will occur and be reflected in our financial results beginning on May 1 or June 1 of each year.

Critical Accounting Policies and Estimates

Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements.

We identified the following accounting estimates as critical to the understanding of our financial position and results of operations:

•	reserves for losses and loss adjustment expenses;

•	reinsurance recoverables;

•	fair value measurements of financial assets and liabilities; and

•	deferred income tax.

We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see Note 1—Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our accounting policies and estimates.

Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and loss adjustment expenses represent our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount our reserves for losses to reflect estimated present value. We estimate the reserves using individual case-basis valuations of reported claims and statistical analyses and various actuarial procedures. Those estimates are based on historical data and consider various factors, including known and anticipated regulatory and legal developments, changes in social attitudes, inflation and economic conditions. We regularly review our estimates and adjust them as necessary as our experience develops or as new information becomes known to us. Additionally, during the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, the ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and loss adjustment expenses may vary significantly from the estimate included in our financial statements.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The process of estimating the reserves for losses and loss adjustment expenses requires a high degree of judgment and is subject to several variables. Our reserves are driven by several important factors, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns, and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.

Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in the results of current operations.

The table below quantifies the impact of potential reserve deviations from our carried reserve as of December 31, 2025. We applied a sensitivity factor to net reserves for unpaid losses and loss adjustment expenses. We believe that potential changes such as these would not have a material impact on our liquidity and our financial ratings.

	Year Ended December 31, 2025
	Reserves	Percentage Change in Equity, Net of Tax
	($ in thousands, except percentages)
Change in Reserves
-20%	$121,734	8.66%
-15%	$129,342	6.49%
-10%	$136,950	4.33%
-5.0%	$144,559	2.16%
Base	$152,167	0.00%
5.0%	$159,775	-2.16%
10.0%	$167,384	-4.33%
15.0%	$174,992	-6.49%
20.0%	$182,600	-8.66%

Reinsurance Recoverables

We enter into reinsurance agreements to limit our exposure to potential large losses. Our reinsurance is primarily contracted under quota-share reinsurance treaties and excess of loss treaties. In quota-share reinsurance agreements, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of any ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company’s losses, in excess of a specified amount up to a specified limit. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company’s losses.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

•

The amount of loss reserves to be ceded to our reinsurers involves significant judgment. See “—Critical Accounting Policies and Estimates–Reserves for Losses and Loss Adjustment Expenses” and Note 1—Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus for further discussion of our reserves.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. We utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•

Level 2: Significant other observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in inactive markets for identical assets or liabilities, or other inputs that are directly or indirectly observable through market-corroborated inputs, such as interest rates, yield curves, prepayment speeds, default rates, or loss severities.

•

Level 3: Significant unobservable inputs used to measure fair value to the extent that relevant observable inputs are not available, and that reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the measurement date.

See Note 4—Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our fair value disclosures.

Deferred Income Taxes

We record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted tax rates in effect for the years in which such differences are expected to reverse. Our deferred tax assets result from temporary differences primarily attributable to unearned premium reserves, unrealized losses on investments and loss reserves. Our deferred tax liabilities result primarily from deferred policy acquisition costs. We review the need for a valuation allowance related to our deferred tax assets each quarter. We reduce our deferred tax assets by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of whether or not a valuation allowance is needed requires us to use significant judgment. See Note 12—Income Taxes to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our deferred tax assets and liabilities.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Significant Events

On August 10, 2023, select members of our senior management, led by David Flitman (Chief Executive Officer), executed a management buyout, whereby such members of our senior management team purchased all the shares of Safepoint Holdings held by the then-majority investor. Upon the consummation of the buyout transaction, Mr. Flitman held greater than 50% control of Safepoint Holdings and, as such, triggered a change in control under GAAP. As of the date of this prospectus, we are no longer a controlled company.

On February 18, 2025, the Company entered into a credit agreement comprising a $100.0 million term loan, a $25.0 million revolving loan facility and a $15.0 million delayed draw term loan. During August 2025, the Company entered into an amendment to its existing credit agreement. The total borrowing capacity under the amended credit agreement increased to $287.5 million, consisting of a $97.5 million term loan, a $75.0 million revolving loan facility, and a $115.0 million delayed draw term loan. As of December 31, 2025, $92.5 million was outstanding under the term loan, $23.8 million was drawn for the delayed draw term loan under the revolving loan facility, and no amount was drawn for the delayed draw term loan under the revolving loan facility. The term loan bears interest at Secured Overnight Financing Rate plus 3.5% and matures on February 18, 2030. The agreement includes customary covenants and conditions.

Recent Accounting Pronouncements

See Note 1—Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our recent accounting pronouncements.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

BUSINESS

Who We Are

Safepoint is a specialty homeowners and commercial insurance underwriter that manages all aspects of the insurance value chain in a capital efficient manner by leveraging a majority fee-based servicing platform. Safepoint is focused on delivering insurance in coastal markets such as Florida and Louisiana, as well as in other U.S. markets. We are a founder-led company that is majority-owned by its management, which we believe creates a strong alignment between the management team and our shareholders. Our management team consists of highly experienced insurance professionals with a shared vision to solve problems for stakeholders in underserved or dislocated property insurance markets. Our business strategy, which has been developed and tested since our founding in 2013, combines sophisticated actuarial analytics, risk management expertise and a low-cost operating model designed to provide better value to our customers across market cycles. We have an innovative organizational structure that combines the benefits of policyholder-owned reciprocal insurance exchanges that we manage as an attorney-in-fact in exchange for a service fee, with our wholly owned insurance company, Safepoint Insurance. As of December 31, 2025, the majority of our in-force premium, which was equal to $1,034 million as of such date, was originally placed with the Reciprocal Exchanges, and only 11% of our in-force premium as of such date was originally placed with Safepoint Insurance.

We have prudently grown our business over the last 12 years, while producing attractive risk-adjusted returns, which we believe validates the strength of our business model and risk selection. Many of Safepoint’s competitors have not had the staying power to continue writing business in Florida, Louisiana and other U.S. Gulf Coast states, as they have lacked a disciplined approach to underwriting, risk management and expense control. We have assumed policies from other private insurers and depopulation programs of state-sponsored insurers, as well as from new business sales from our broad network of independent agents.

We are led by an entrepreneurial executive management team, with a focus on data-driven underwriting and prudent risk management through our robust and comprehensive reinsurance strategy. Our founder and chief executive officer, David Flitman, is a credentialed actuary who has held executive roles in large, global insurance and reinsurance companies during his more than 30 years of industry experience. The executive management team’s actuarial and reinsurance focus and expertise form the basis of our business strategy, and meaningfully influence all aspects of our operations and culture.

Our approach to insurance underwriting integrates pricing and cost drivers into our products at a policy level to ensure optimal risk-adjusted portfolio profitability. In order to determine whether an underwriting opportunity is attractive to us, we focus on evaluating the following three questions:

•

Why does Safepoint have this opportunity and why are we best positioned to capitalize on it? Insurance is very competitive and commoditized. Focusing on certain overlooked segments increases our ability to effectively execute in the market.

•	Do we have the data to properly evaluate the risks? We must have sufficient data, proper tools, and the requisite skills to evaluate, price, and hedge the risk.

•

Can we make our margins across a wide range of potential scenarios? By focusing on specialized, less competitive segments and not compromising on our risk evaluation and thresholds, we are able to achieve attractive profitability.

We use a highly granular and integrated approach to analyze the profitability of policies at the time of underwriting on an individual risk basis through the allocation of reinsurance costs

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

and other loss and expense assumptions. Safepoint’s underwriting and risk management strategy is supported by our use of both proprietary and vendor modeling tools. We actively monitor our portfolio and employ back-testing of past events to effectively evaluate blind spots and discover “unknown unknowns” and systematic parameter risks. One of the critical elements of this approach is to ingest and catalog detailed information relating to the individual risk to assess and reveal insights on the overall portfolio. Safepoint believes that the richness of our data and analytics serves as the foundation for our ability to consistently provide our agents and customers with fair pricing for dislocated, underserved and catastrophe prone areas.

A key pillar of our business strategy is risk hedging, where we continuously reassess and syndicate insurance risk to various capital providers, depending on market conditions, terms, availability and pricing. We believe our sustainable risk partnerships are emblematic of our prudent approach to risk management and support our ability to grow in existing and new markets. Safepoint employs catastrophe bonds, industry loss warranties and traditional reinsurance, well in excess of regulatory and rating agency requirements for purchasing protection, to conservatively hedge risk to ensure superior claims-paying resources. Safepoint typically purchases excess of loss reinsurance above a 1-in-250 year probable maximum loss and has never had an event or cluster of events exceed even half of its available reinsurance limit in a given accident year. We have sustained consistent support since inception from our reinsurance relationships and catastrophe bond investors. As of December 31, 2025, all of our reinsurance was purchased from reinsurers rated “A-” or better by AM Best or from capital markets-linked reinsurers, including fully collateralized reinsurers, and through the use of catastrophe bonds.

We believe that, as a result of our strategy of deliberate and profitable growth, we are well positioned to take advantage of increasingly dislocated property insurance markets in the United States. We have organically increased gross written premiums over the five-year period ending December 31, 2025 from $188 million during the year ended December 31, 2021 to $927.2 million during the year ended December 31, 2025. During that period, we have transitioned from a risk-bearing balance sheet-owned insurance model to a predominantly insurance services model, whereby we receive fee income from the policyholder-owned Reciprocal Exchanges and third-party MGAs and insurance companies. For the years ended December 31, 2025 and December 31, 2024, we had net income attributable to controlling interest of $157.2 million and $41.3 million, respectively, income before income taxes for the Insurance Services segment of $114.9 million and $46.5 million, respectively, and income before income taxes for the Risk-Bearing Entities segment of $134.3 million and $49.9 million respectively.

We seek to continuously grow our business by increasing our market penetration, including in new geographies, and by developing new products which harness our core competencies where we believe we can generate attractive risk adjusted returns. We recently added E&S products and capabilities which we believe unlocks a larger, more nationwide footprint. Additionally, we believe our fee-based reciprocal exchange structure provides us with a meaningful competitive advantage relative to stock companies, particularly as pricing markets soften. The Reciprocal Exchanges are managed to optimize underwriting capital, as opposed to stock companies, which often focus on short term profits. The reciprocal exchanges’ capital is partly supported by annual subscriber capital contributions equal to 10% of premiums. This capital subsidy and structure allows us the flexibility to provide competitive pricing to our policyholders across market cycles, while sustaining the requisite capital, providing sustainable, recurring fee income.

The other elements of our plan to continue to grow earnings include: (a) expansion of our distribution capabilities via new channels, including wholesalers and third-party MGAs;

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

(b) optimization of our reinsurance program based on our fast-growing capital base; and (c) expansion of our third party service relations with MGAs and carriers in exchange for fees.

We Are an Insurance Services Platform

We operate a full stack insurance and underwriting services platform that combines the benefits of policyholder-owned reciprocal insurance exchanges, which we manage for a service fee, with our wholly owned stock insurance company, Safepoint Insurance. Accordingly, we believe that our business fundamentals and risk profile are different than a traditional insurance company.

Our insurance services platform is comprised of fee-generative businesses, collectively referred to as the “Safepoint MGA.” The Safepoint MGA includes the Attorneys-in-Fact for the Reciprocal Exchanges and our licensed managing general agent (Safepoint MGA, LLC) for Safepoint Insurance and third-party clients. All of our employees and infrastructure are part of Safepoint MGA. Safepoint MGA earns fee income based on the premium managed for the Reciprocal Exchanges and third parties.

The largest element of our services platform is serving as the attorney-in-fact for the policyholders of the two reciprocal insurance exchanges: Cajun Underwriters Reciprocal Exchange (a Gulf Coast specialist) and Manatee Insurance Exchange (a Florida specialist). The reciprocal insurance exchanges are not legally owned by Safepoint, rather they are 100% owned by the policyholders. Because we have no direct economic equity interest in the Reciprocal Exchanges, Safepoint is not directly exposed to the risk of policies held by the Reciprocal Exchanges, and their earnings impact, and as a result we benefit from reduced variability in financial results. Our service platform issues and renews policies on behalf of the policyholders, and is also responsible for the underwriting, policy administration and claims management of the Reciprocal Exchanges.

Reciprocal insurance exchanges are different than stock and mutual insurance companies because they are unincorporated and are managed by a services company, referred to as an attorney-in-fact. Reciprocal insurance exchanges, often referred to simply as “reciprocals”, are an association of policyholders, known as subscribers, who assume liabilities among themselves (subscribers operate as both the insured and insurers). Reciprocals have been an important part of the U.S. insurance landscape for nearly 150 years. Today, some of the most recognizable property and casualty insurance companies in the United States are structured as reciprocals, including Farmers, USAA, Erie Indemnity and PURE.

We also own an insurance company, Safepoint Insurance Company, and three Bermuda-based reinsurance captives. We use our Captives to write supplemental reinsurance for the Reciprocal Exchanges and Safepoint Insurance, which we believe gives us greater financial flexibility to self-reinsure based on the pricing and availability of reinsurance in the open market. While the reinsurance placed between our Captives and the Reciprocal Exchanges is eliminated in consolidation for GAAP, because the results of the Reciprocal Exchanges are classified as one-hundred percent non-controlling interests, the economic results are included as part of Safepoint’s controlling interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results by Operating Segment—Risk-Bearing Entities Segment” for more information.

Beginning in 2023, Safepoint Insurance began renewing the majority of its Florida and Louisiana insurance business into the Reciprocal Exchanges. The tables below illustrate the transition of our gross written premium to the Reciprocal Exchanges, as of December 31 of the applicable year.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Breakdown of our managed premiums over time (as of December 31 of the applicable year)

Set forth below is a simplified diagram of our organizational structure, immediately prior to and immediately following completion of the offering contemplated by this prospectus, which highlights our fee businesses, derived from our service agreements with the Reciprocal Exchanges. For a detailed legal organizational chart of Safepoint, please see “Regulation.” All companies shown below within the holding company scope are 100% owned subsidiaries of Safepoint. We do not own the Reciprocal Exchanges, but derive an economic benefit from the fee income earned from such Reciprocal Exchanges.

1

As of the date hereof, approximately 75% of the common stock of Safepoint Holdings is owned by members of senior management and other employees of Safepoint, before giving effect to this offering. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by members of senior management and other employees of Safepoint (or approximately

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

[•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) senior management’s and other employees of Safepoint’s percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

2

This includes all stockholders other than management and employees as a group, none of whom owns more than 10%. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by Other Stockholders (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) Other Stockholders’ percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

3	All companies shown, other than the Reciprocal Exchanges, are 100% owned by Safepoint Holdings.
4

We own $46.8 million aggregate principal amount of the Surplus Notes issued by the Reciprocal Exchanges (excluding any surplus notes held by the other Reciprocal Exchange). In addition, our wholly owned Captives provide reinsurance protection to the Reciprocal Exchanges. While we do not own the Reciprocal Exchanges, they are managed by the Attorneys-in-Fact. Because of the contractual relationships between Safepoint Holdings and the Reciprocal Exchanges, we consolidate the Reciprocal Exchanges for financial reporting purposes under GAAP as is presented in this prospectus.

Our innovative structure allows us to generate significant fee income through underwriting and other insurance services and we believe gives us greater balance sheet flexibility to grow our business in a capital efficient manner. Our capital efficiency is primarily derived from the underwriting capital of the Reciprocal Exchanges, which we do not legally own and which we do not assume direct economic equity risk or direct earnings exposure. The equity of the Reciprocal Exchanges ($46.5 million as of December 31, 2025) is not included as part of our total stockholders’ equity ($263.7 million as of December 31, 2025), with $43.0 million of the Reciprocal Exchanges’ subscriber contributions included as temporary (mezzanine) equity on our consolidated balance sheet. Although we do not legally own the Reciprocal Exchanges, our fee income is dependent on the premium growth and continued financial strength of the Reciprocal Exchanges.

Our Revenue Model

We have the three operating segments listed below. However, we generate revenue for the benefit of Safepoint shareholders through our Insurance Services and Risk-Bearing segments. While the Reciprocal Exchanges are an important value driver for our business as the primary source of our fee income streams in the Insurance Services segment, the economic results of the Reciprocal Exchanges are excluded from our net income attributable to controlling interest and shareholders equity attributable to controlling interest given the Reciprocal Exchanges are not legally owned by Safepoint.

•	Insurance Services: Our insurance services platform, which we refer to as Safepoint MGA, receives fees based on the premium managed for the Reciprocal Exchanges and third-party clients.

•

Risk-Bearing Entities: Safepoint Insurance, an insurance company, which writes personal and commercial policies for homeowners and small businesses; as well as our Bermuda-based reinsurance Captives that provide supplemental reinsurance to Safepoint Insurance and the Reciprocal Exchanges.

•	Reciprocal Exchanges: The Reciprocal Exchanges, which are insurance operations that we manage for a fee, but do not legally own.

Our Business

We write both personal and commercial property insurance and have expanded geographically beyond our initial focus on the Florida market (beginning in 2013) into other

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

states, including Louisiana (beginning in 2015), Texas (beginning in 2015), Mississippi (beginning in 2020), Alabama (beginning in 2020), and California (beginning in 2024). We focus principally on writing homeowners, investment properties (dwelling fire), condo, wind-only and commercial coverages to individuals and businesses on an admitted basis. We see our range of product lines as a strength given the needs of property owners and business owners in challenging markets. Most of the business we write is concentrated on the coast of Florida and Louisiana.

The following charts set forth our managed in-force premium by state and class of business as of December 31, 2025:

The insurance products we write through the Reciprocal Exchanges and Safepoint Insurance principally include the following:

•

Homeowners insurance: Provides financial protection to home and properties that are damaged. Homeowner’s insurance policies include protection for both the home and its property, as well as other buildings or structures on the property. Homeowners insurance also provides protection for most items located within the home or other structure. Policies also provide liability coverage to protect policyholders that are held legally responsible (liable) for the injuries to others or to their property, which has a finite limit.

•

Investment properties (dwelling fire): Provides financial protection to investment properties and to personal properties that are damaged. Dwelling insurance covers the structure of the property and the personal property within. Dwelling insurance can be purchased to cover a primary residence, or a rental property or vacation property. Dwelling insurance covers certain and specific perils and hazards that can damage the property.

•

Commercial insurance: Provides financial protection to commercial properties that are damaged, as well as general liability and business interruption insurance to businesses. Safepoint Insurance generally writes commercial risks up to a policy limit of $15 million, gross of any reinsurance.

•

Homeowners—Condo insurance: Provides financial protection to owners of condominium units that are damaged. Condominium insurance policies include protection for the condominium unit. Condominium insurance also provides protection for most items located within the condominium unit. Policies also provide liability coverage to protect policyholders that are held legally responsible (liable) for the injuries to others occurring in the condominium unit or to their property. The tables above also include wind-only policies within Homeowners.

•	California E&S: Provides financial protection for landlords, homeowners and commercial auto policyholders against climate and catastrophe risks.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Our insurance policies are originated primarily through three channels: (i) policies we assume from Florida Citizens Property Insurance Corporation (“Florida Citizens”) and Louisiana Citizens Property Insurance Corporation (“Louisiana Citizens”), which are state-sponsored insurers, through participation in their legislatively-established “depopulation programs”; (ii) assuming large portfolios of policies from other private insurers, including from insurers in receivership; and (iii) voluntary policies, or new business, sold by licensed independent agents. As markets become challenged, a familiar pattern occurs: failing markets rely on residual facilities such as Florida Citizens and Louisiana Citizens, which have grown and depopulated in a cyclical pattern over time. As of December 31, 2025, we had approximately 299,000 policies in force, 73% of which were assumed from Florida Citizens and Louisiana Citizens, 7% of which were assumed from private insurers and 20% of which were sold by independent agents. Similar challenges are growing in other parts of the country. For example, California (CA FAIR Plan) and Texas (TWIA) have recently experienced significant growth.

Historically, a key source of our business growth had been policy assumptions with Florida Citizens and Louisiana Citizens, also known as the “take-out” transactions. Florida Citizens and Louisiana Citizens are two large residual markets that have established significant market positions in their respective states and were each created by their state legislatures in the early 2000s as not-for-profit organizations to provide property insurance to eligible residential and commercial property owners in their respective states who are unable to find insurance coverage in the private market. Florida Citizens and Louisiana Citizens are often referred to as “insurers of last resort” or “residual markets.” For further information regarding take-out transactions with Florida Citizens and Louisiana Citizens, see “Business—Take-Out Transactions.”

We are also focused on growing our voluntary business origination through independent agents, who are not exclusive to Safepoint, and seek to continue to expand and deepen these relationships as a part of our business strategy, particularly in underserved markets where property specialist underwriters like Safepoint are needed and benefit from the lack of capacity in the market. Safepoint’s marketing and distribution strategy is to create and sustain relationships with like-minded agents on a selective basis that share our views of pragmatic and conservative underwriting. Safepoint employs a dedicated team of territorial agency managers to develop these successful partnerships, promote sales, and retain policyholders for the long-term. As of December 31, 2025, this agent network consists of approximately 6,000 non-exclusive independent agents.

Our in-house field and desk staff manage the entire lifecycle of a claim and exclusively service Safepoint’s customer base allowing the team to build a more intimate knowledge of our policy forms, procedures and guidelines. Our claims administration team operates on the core principle of delivering prompt, fair and professional services to our policyholders in their time of need. Safepoint is able to maintain high quality service and control over the claims process because our claims administration is performed predominantly by an internal field staff of Safepoint employees, with supporting capacity from third-party adjusting firms for large catastrophe events.

Our Industry

Our Market Opportunity

Safepoint participates in the approximately $283 billion premium (as of December 31, 2025) U.S. personal and commercial lines property insurance market, with a focus on admitted lines in Florida and Louisiana. From 2019 to 2025, total direct written premium for the homeowner’s

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

insurance markets in Florida and Louisiana grew by approximately 80% and 70%, respectively, based on publicly available insurance industry regulatory filings. During the same period, Safepoint increased its combined market share across Florida and Louisiana from 0.8% to 1.9%.

We also believe there is an opportunity to expand into new states and into the E&S market, which represents approximately $105 billion in total U.S. premiums, as of December 31, 2025, while preserving our underwriting criteria, rating structure and reinsurance strategy to adequately protect the Company.

Our evolution into a growing property insurance services company reached a significant inflection point in 2023 with the completion of a management buyout transaction led by David Flitman and other members of our senior management. Our senior management and other employees of Safepoint currently own approximately 75% of Safepoint’s equity, before giving effect to the offering contemplated by this prospectus. We believe these transactions have better positioned us to pursue additional growth opportunities in our attractive target markets, while further reinforcing a strong alignment between management and its shareholders. For more information about the ClinchPoint transactions, see “Certain Relationships and Related Party Transactions—Investment Agreement with ClinchPoint.”

Significant Enhancements in Insurance and Reinsurance Markets

Over the last 40 years, there have been significant enhancements in the scope and scale of insurance and reinsurance operations, both within the U.S. and globally. Initial drivers, such as the growth of mass tort liability, altered the landscape of capital formation with the emergence of large offshore reinsurers in Bermuda in the 1990s and 2000s, which became a familiar, recurrent pattern for subsequent capital events.

Additional catalysts, including large events like Hurricane Andrew (1992), the September 11th Terrorist Attacks (2001) and Hurricanes Katrina, Rita and Wilma (2005), contributed to the growth of the specialist underwriters’ market and the formation of new balance sheets; as well as the expanded use of other innovations in the insurance risk transfer space, such as captives, risk retention groups and the advent of the insurance-linked securities (“ILS”) market, such as catastrophe bonds and sidecars.

As a form of risk segmentation and capital efficiency, reciprocal insurance exchanges have become more prevalent in recent company formation. For example, of the new insurance companies formed in Florida in the past three years, the majority are reciprocal insurance exchanges.

We are focused on delivering catastrophe-exposed property insurance in Florida, Louisiana and other markets that we believe are dislocated and present us with underwriting opportunities. As risk has grown, the industry has responded with capital formation and significant investments in analytical resources, including actuaries, data scientists, catastrophe modelers and other product innovators. As risk grows, so does the need for more sophistication to analyze and hedge risks appropriately. Safepoint was founded on these principles, and we believe we have risk professionals who have seen this evolution and contributed to the enhancements in these technologies.

Depopulation Programs

We have taken advantage of opportunities presented by take-out transactions, with Florida Citizens and Louisiana Citizens offering us a large and attractive range of data for policies in

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Florida and Louisiana to screen and select only the risks that fit our underwriting and rating criteria. For this reason, take-out transactions with Florida Citizens and Louisiana Citizens, as well as policy assumptions from private insurers, have been highly efficient and successful channels of business origination for us. We believe we have a best-in-class underwriting platform for analyzing takeout portfolios and we are one of the industry leaders in total takeout policies assumed, with a proven policy assumption process that leads to potential growth opportunities when the Florida and Louisiana markets are most turbulent. For further information regarding take-out transactions with Florida Citizens and Louisiana Citizens, see “Business—Take-Out Transactions.”

Florida Market and Impact of Reforms

The insurance industry, particularly in the Florida market, has been recently challenged by growing social inflation, fraudulent and baseless claims and the proliferation of nuisance lawsuits. Accordingly, one of the primary challenges for Florida’s property market in recent years has been the frequency and severity of litigated claims, particularly following hurricanes and tropical storms. In a January 2023 report, the FLOIR cited 2021 data showing that homeowners’ insurance lawsuits in Florida constituted 76.0% of the U.S. national total by count, but homeowners’ insurance claims opened in Florida only constituted 6.9% of the U.S. national total by count.

In response to these challenges, the State of Florida has recently enacted key legislative reforms, including restrictions on the assignment of benefits to third parties and repealing Florida’s one-way attorney fee statutes. We believe these reforms have significantly altered the litigation environment and will be instrumental for the long-term sustainability and profitability of the Florida property insurance market.

The chart below illustrates the decline in the number of Safepoint Insurance’s and Manatee’s filed lawsuits for policy claims in Florida (by date of filing), as well as recent industry reforms in Florida, during a period when Safepoint Insurance and Manatee grew its policy count in Florida.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Number of filed lawsuits for policy claims in Florida—Safepoint Insurance and Manatee (as of December 31, 2025)

Risk Segmentation and Hedging

We believe more effective risk management requires better portfolio management and optimization of ILS, use of more sophisticated actuarial techniques, better risk segmentation and the advent and the application of technology to deliver a more effective and nuanced product to the consumer. The use of ILS, such as catastrophe bonds, has been a significant driver for the insurance industry, including Safepoint, to channel risk to new investors outside of the traditional insurance/reinsurance market.

Another element of risk segmentation has been the evolution and growth in excess and surplus lines business. The non-admitted U.S. insurance market, also known as the E&S or excess and surplus lines market, is experiencing a period characterized by significant growth of $40.5 billion in 2019 to $104.5 billion in 2025, a compounded annual growth rate during such period of approximately 17%. E&S insurance focuses on insureds that generally cannot purchase insurance from standard market or admitted market insurers due to perceived risk related to their businesses. E&S carriers are generally permitted to tailor the terms of the insurance contract to suit the particular risk they are assuming. Also, E&S carriers are, for the most part, free of rate regulation. Recently, there has been a persistent and sustainable flow of business from the admitted market into the non-admitted E&S channels, resulting generally in compound rate increases across the E&S market in the United States. In addition, the macroeconomic and social environment continues to drive sustainable demand for specialized insurance solutions due to both increasing and more complex risks.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

We believe Safepoint has well-positioned its insurance portfolios across the nexus of this dynamic risk environment, with our unique combination of an insurance services platform, capital efficient reciprocal insurance exchanges, E&S capabilities and conservative risk hedging.

Our Competitive Strengths

We believe that we have several competitive strengths that allow us to grow our business profitably, including:

•	Efficient Capital Structure with Reduced Earnings Volatility

Unlike a traditional stock or mutual insurance carrier, the Reciprocal Exchanges have the ability to grow surplus organically through surplus contributions from policyholders, which provides third-party capital to support the Reciprocal Exchanges. We believe that the third-party capital in the form of our Non-Controlling Interest in the Reciprocal Exchanges helps provide us with greater economic insulation from the underwriting performance of the Reciprocal Exchanges and, accordingly, reduces the variability in our financial results. While we have underwriting authority and responsibility for administering policies and claims for the Reciprocal Exchanges, we do not have direct economic equity risk associated with these policies. Such direct economic equity risks are principally borne by the Reciprocal Exchanges, each of which is an association of subscriber policyholders. As part of our insurance services provided to the Reciprocal Exchanges, we purchase third-party reinsurance, on behalf of the Reciprocal Exchanges, designed to protect their balance sheets from multiple hurricanes and other tropical storms in any given year. For the risk management and other insurance services we provide the Reciprocal Exchanges, we earn fee income based on a percentage of the managed premium.

•	Conservative Risk Management and Reinsurance Strategy

Safepoint maintains multiple layers of risk hedges and protection against catastrophe and attritional losses through traditional reinsurance and alternative risk transfer, such as catastrophe bonds. We believe this disciplined approach has allowed Safepoint to preserve its capital and honor its commitments to policyholders, even following large hurricane events. Unlike many of our competitors, Safepoint has not had any prior year reserve deficiencies over the last five years. Although our approach may result in sacrificing an element of short-term profitability for long-term stability, we believe it is the reason we are in a strong position to pursue market opportunities and selectively assume competitor portfolios following catastrophe events. The table below sets forth the percentage of our historical third-party reinsurance limit in Florida that was impacted by hurricane or significant tropical storms. The reinsurance limit represents the maximum amount reinsurers are required to pay to the Carriers in the event of loss during any given year, while the historical utilization represents how much of that limit was paid to Safepoint. Safepoint typically purchases excess of loss reinsurance above a 1-in-250 year probable maximum loss and has never had an event or cluster of events exceed even half of its available reinsurance limit in a given accident year. We believe the ratio of the reinsurance limit that we purchase to the total insured value of our Florida policies, which was over 3.5% (as of September 30, 2025), is materially higher than many of our Florida peers (approximately 1%).

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Florida Reinsurance Limit vs. Historical Utilization ($mm)

Represents the dollar amount of reinsurance limit purchased with respect to hurricanes and other named storms and the utilization of such limit from historical events

(1)	Safepoint FL represents the dollar amount of reinsurance limit purchased by the Carriers with respect to hurricanes and other named storms affecting Florida.
(2)	Safepoint xFL represents the dollar amount of reinsurance limit purchased by the Carriers with respect to hurricanes and other named storms affecting states other than Florida.

•	Industry-Leading Expense Ratio via Streamlined, Tech-Enabled Processes

We are focused on disciplined internal cost management, which we believe is a critical component of profitability in the property markets in which we operate and we believe differentiates us from many of our peers. Over the last several years, we have developed numerous in-house functions specifically tailored to our processes in order to reduce overall costs and produce better outcomes, including through the expansion of our claims administration and internal litigation teams. In addition, we utilize data-driven, actuarial analytics and advanced technologies, including artificial intelligence (“AI”), to define, measure and manage risk on a policy-by-policy basis. Our use of AI includes a recently designed and implemented Agency Relations Management System, which leverages modern cloud architecture to enhance the ease of doing business with Safepoint by streamlining communications and transactions with its network of independent insurance agencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Expense Ratio” for more information.

Our success with tech-enabled processes has led to a meaningful reduction in our expense ratio. The chart below sets forth our adjusted general expense ratio for each of the years ended December 31, 2024 and December 31, 2025, which is the ratio of general and administrative expenses net of amortization of stock-based compensation and amortization of intangible assets as a percentage of gross written premiums.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Adjusted General Expense Ratio(1) By Year

(1)

Non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.

•	Entrepreneurial Problem Solving Management Team

We are entrepreneurial problem solvers who seek to take advantage of the opportunities stemming from the dislocation and lack of capacity in various markets, particularly the coastal U.S. property insurance market. We believe the expansion of our business in Louisiana is a prime example of how we have recently used this problem-solving skill set to grow our business. At the time of our expansion in Louisiana in 2021, the property insurance market in the state was significantly challenged following recent catastrophe events, including the ultimate failure of at least 10 insurance companies following Hurricane Ida. In December 2021, Safepoint assumed personal lines policies in Louisiana from two companies in receivership and one insolvent carrier. Safepoint Insurance assumed the risk on its balance sheet while it established a new venture, Cajun, one of the Reciprocal Exchanges. We raised new surplus from a combination of our own funds and third-party investors and purchased approximately $240.0 million of reinsurance limit in order to significantly increase our claims paying resources in the state. We believe that Safepoint and Cajun ultimately benefited approximately 50,000 policyholders from ending up in Louisiana Citizens, where they may have been subject to reduced coverage at higher prices.

•	Disciplined Data-Driven Underwriting Approach

We believe that our disciplined and data-driven approach to risk management has been a key driver of our profitability and sustainability in the catastrophe-exposed markets in which we operate. We have made strategic investments in predictive analytics and advanced pricing models, including a state-of-the-art Generalized Linear Modeling (“GLM”) software which incorporates modern statistical and machine learning techniques to build pricing structures that are both more accurate and more adaptive. We believe these investments enhance our ability to segment risk, strengthen retention and respond quickly to market changes. By leveraging our differentiated access to unique data and technological innovations in underwriting, we believe we are able to maintain a competitive edge in our target markets and achieve a meaningful reduction in attritional loss ratio over time. Our integrated operations allow us to collaborate seamlessly across key stakeholders (underwriting, products, claims and legal) to proactively address risk exposures, including fraud-related loopholes and evolve policy language in response to market dynamics, enhancing underwriting profitability and process efficiency.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The chart below illustrates the meaningful improvement in Safepoint’s gross loss ratio (including paid losses, case reserves and IBNR reserves, but excluding reinsurance recoverables) for the last 10 accident years as of September 30, 2025. The bar graph in the table below illustrates Safepoint’s gross loss ratio by accident year, excluding hurricanes and other named storms. All figures are shown gross of inuring reinsurance recoveries.

Gross Loss Ratio By Accident Year Excluding Named Storms(1)

(1)

For each of the years listed above, our gross loss ratio by accident year, including named storms, was as follows, without giving effect to third party reinsurance recoveries: (i) 37.8% for 2014; (ii) 53.3% for 2015, (iii) 49.7% for 2016, (iv) 220.1% for 2017, (v) 41.9% for 2018, (vi) 34.5% for 2019, (vii) 68.1% for 2020, (viii) 122.3% for 2021, (ix) 76.2% for 2022, (x) 18.6% for 2023, (xi) 32.4% for 2024, and (xii) 18.0% for 2025.

(2)

The percentages listed underneath the named storms represent the named storm’s CAT loss ratio, calculated by subtracting the gross loss ratio by accident year excluding named storms from the gross loss ratio by accident year, including named storms, as listed in footnote 1.

•	Strong Claims Administration, Integrated with Litigation Teams

We believe that our dedicated claims administration and litigation teams, which have over 150 full-time employees, have been essential to containing our overall loss costs and loss adjustment expenses, and has led to a reduction in both the frequency and severity of claims. Additionally, Safepoint’s claims operations are a critical element of our risk management strategy that has enabled us to consistently maintain sufficient reserves, with no adverse prior year development over the last five years. In addition, our in-house legal team, which includes experienced trial attorneys, manages all aspects of the legal process, including pleadings, discovery, mediation and trial. This alignment across claims and legal functions, as well as the timely and quality claims services, helps manage litigation and defense costs. For more information on our claims administration, see “Business—Claims Administration.”

•	Strong Visibility into Earnings Driven by High Policyholder Retention

Historically we have enjoyed high levels of policyholder retention, which is defined as the level of policy and premium renewals of existing customers year over year. We believe high policyholder retention has provided high degree of visibility into our earnings, particularly our recurring fee income streams. We believe our high policyholder retention rates are attributable in part to the challenging insurance markets in which we operate, including dislocated coastal property markets, which we believe are generally less sensitive to premium rate increases than

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

other segments of property and casualty insurance. Set forth below is a diagram showing our policy and premium retention rates since inception. Policy and premium retentions are an important component of maintaining a stable and sustainable book of insurance business and generating sufficient managed premiums for our fee business. We plan to continue to focus on high levels of policyholder retention, while also maintaining the appropriate premium rate.

Our Growth Strategies

The key aspects of our business strategy are:

•	Growing Geographically Through Diversified Distribution Channels

Safepoint leverages its management team’s multi-faceted product underwriting expertise to broaden the scope of policyholder solutions by expanding both our product suite and distribution capabilities. Safepoint is expanding its distribution capabilities via new channels, including wholesalers and MGAs. Safepoint is selective in whom it chooses to partner with to access new markets, which we believe are all fully aligned with our competitive strengths. We continue to capture market share in admitted lines in Florida and Louisiana, while expanding nationally into new states and into the excess and surplus lines market. We have achieved such growth while maintaining our underwriting criteria, rating structure, and reinsurance strategy to adequately protect the Company in excess of a 1-in-250-year catastrophe event. As of February 1, 2026, we are licensed to write admitted insurance products in six states, granted approval to write excess and surplus lines products in 43 other states and awaiting approval in one additional state, with the goal of national positioning.

Macroeconomic and social environment trends continue to drive strong demand for specialized insurance solutions, due to both increasing and more complex risks. We have applied our risk management expertise in both the admitted as well as the E&S insurance markets. We have developed a mix of personal and commercial E&S offerings, with a near term focus on California, Nevada, Utah, Arizona, New Mexico, Colorado, Tennessee, Georgia, South Carolina, North Carolina and Hawaii. E&S offerings allow us to react quickly to changing market conditions and to accelerate the expansion of our business nationally as we do not have to go through the process of receiving required rate and policy form approvals from individual state regulators.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

The map below sets forth the U.S. admitted insurance licenses and E&S approvals, held or pending by the Reciprocal Exchanges or Safepoint Insurance as of February 1, 2026.

•	Capitalize On Our Expertise in Catastrophe-Exposed Property Insurance Markets Through Industry Cycles

Throughout our history, we have focused on deliberate growth in underserved, dislocated U.S. coastal property insurance markets in which we have sufficient expertise to underwrite business that is attractive on a risk-adjusted basis. By prioritizing these underserved, catastrophe-exposed markets, we plan to continue to build a strong presence and reputation as a reliable insurer in underserved segments. We believe this strategic capability enables us to expand our market share while maintaining a strong commitment to customer service and claims support. The foundation for this growth strategy is our risk hedging expertise, where we continuously reassess; for example, each year we evaluate the insurance risk we syndicate to various sources, depending on market conditions, terms, availability and pricing. Safepoint syndicates and conservatively hedges risk to protect its claims-paying resources through catastrophe bonds, industry loss warranties and traditional reinsurance well in excess of regulatory and rating agency requirements for purchasing protection.

•	Expand Fee Income From Third Parties Leveraging Safepoint’s Platform

We continue to expand our service relations with third-party MGAs and carriers in exchange for fees. For example, we manage all of the insurance administration functions of a third-party MGA, including writing $59 million of in-force premium as of December 31, 2025, with an

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

unaffiliated carrier. This relationship, and others we seek to establish, allows us to leverage our platform to provide services for competitive rates, while achieving a compelling profit margin on the services revenue we receive. In addition, in this context we can benefit from the opportunity to track various markets and determine where it is prudent to deploy additional resources. We believe there is significant opportunity to expand our service offerings to other unaffiliated MGAs and carriers and drive additional growth in high margin fee income.

Take-Out Transactions

Depopulation programs in Florida and Louisiana are designed to reduce the state’s risk exposure by encouraging private companies to assume insurance policies from Florida Citizens and Louisiana Citizens, respectively. Florida Citizens generally offers such assumption policies on a monthly basis. Our practice is generally not to assume additional policies during hurricane season, and therefore, we typically participate in Florida assumption transactions during the first and fourth quarters of a calendar year. Louisiana Citizens policy assumption currently occur once a year, effective as of December 1. In an assumption transaction, policies are assumed at Florida Citizens’ or Louisiana Citizens’ rate and forms during assumption period. Upon renewal, such policies move to our rates and forms. Since January 1, 2020, we have completed 10 assumption transactions with Florida Citizens (for approximately 220,000 policies) and 8 assumption transactions with Louisiana Citizens (for approximately 43,000 policies).

While we have experienced growth from Florida Citizens assumption transactions in the last few years, we do not anticipate significant growth remaining over the next 12 months. Florida Citizens maintained over 1.4 million policies in October 2023, and as of December 31, 2025 they have 0.4 million policies-in-force, a decline of 71.9% in approximately 15 months. The availability of assumption transactions from Florida Citizens tends to be cyclical in accordance with depopulation efforts and named storm frequency.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

(1)	Premium retention in excess of 100% indicates an increase in premium.

In connection with this process, our management evaluates the policies eligible for removal and submits an unranked list of policies to Florida Citizens or Louisiana Citizens we would like to assume. An important factor in creating this list is whether we have obtained the advance approval of the underlying insurance agent. We are not allowed to initiate the assumption process with the policyholder unless we have obtained such advance approval. In Florida, we have obtained advance approvals from agents representing a significant majority of policies insured by Florida Citizens. In Louisiana, agents individually select the assuming insurance carrier for each of their customers’ policies. We believe the role played by insurance agents in the Louisiana Citizens depopulation program creates a unique opportunity for Safepoint because we can recruit and market to Louisiana agents based on our points of differentiation, specifically our level of capitalization, leverage ratios and management team experience.

Our assumption agreements with each of Florida Citizens and Louisiana Citizens require us to offer renewals on the policies that we assume in the depopulation program for a specified period subsequent to the date on which the assumed policies are transferred to us, which is three years in both Florida and Louisiana. In addition, our assumption agreements do not restrict our ability to increase our rates upon renewal as long as we follow the filing regulations and procedures mandated by the pertinent state regulator. We strive to retain these policies by offering staying power in the market, competitive rates and efficient claims handling to meet our policyholders’ enduring property insurance needs.

Underwriting

Our discipline for achieving rate and form adequacy at the beginning of our business processes is illustrative of our philosophy—understanding our cost drivers, identifying and differentiating risk, and fairly and transparently pricing our products. Our underwriters follow

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

our guidelines and analyze underwriting reports, including applications and inspection to ensure compliance. In certain circumstances, our underwriters are required to use their judgment to determine whether to grant an exception for a risk outside of our core agency guidelines, which includes, for example, larger dwelling residences valued at over $1 million or property limits for fine art or jewelry. Underwriters are empowered to use their judgment and present certain risks that fall outside of certain criteria for higher level approvals to their supervisor.

We focus on the efficiency of our underwriting process to improve the insurance agent experience. We believe that success with agency stakeholders and customers depends on the ability to deliver fast and accurate rate quotes, an intuitive online application process, and easy access to self-service functions. Additionally, the agent experience is enhanced by push-button availability of policy-level status queues and transaction reports. We seek to strengthen relationships with agents by providing an active information environment that provides instant feedback during the agent’s sales process that includes available capacity by location, acceptability of risk, and pricing to save time and resources to establish coverage for the customer.

Underwriting criteria is deliberately designed to build a strong portfolio of insurable properties. We have designed our system with the goal of offering competitive rates to applicants with better insurance scores. The best performing properties have better construction and are maintained to minimize hazards and damage potential.

Evaluating individual risks and their specific characteristics is key for successful underwriting. We utilize a holistic approach in analyzing pertinent information gathered from multiple internal and external sources to decide whether to issue a policy. The intent of this risk-based underwriting approach is to refine the segmentation in price or underwriting to build an appropriately priced policy and avoid aggregating risks without proportionately adjusting price.

One of the critical elements of our underwriting approach is to collect and catalog as much detailed information relating to the individual risk to assess and reveal insights on the overall portfolio. The purpose of collecting increasingly specific data is to build a comprehensive dataset that provides underwriters, analysts, and leadership with the ability to gain a holistic understanding of the portfolio. The richness of this data promotes the ability to be deliberate, specific and nuanced in serving our agents and customers with fair pricing for catastrophe prone areas, while simultaneously understanding the implications of recent and ongoing growth against obligations and strategic business goals.

Given recent increases in inflation across the United States, we pursue accurate valuations of insured exposures. Our current underwriting process requires cost estimates on all newly quoted business at point of sale, and we utilize inflation indexing in policy renewals.

As a complement to our risk modeling, we also conduct selective onsite property inspections. We use and refine specific criteria to identify which policyholders to inspect and the method of inspection in order to maximize the value of our onsite property inspections. In 2025, we inspected approximately [•]% of properties assumed from Florida Citizens and Louisiana Citizens based on criteria we identified, such as value of the property or type of construction. By rigorously and regularly evaluating our inspection criteria, we believe we are able to maximize the value of our inspections and improve our underwriting and enhance our risk modeling. As a result of our significant growth in Florida during 2024 and 2025, we have invested in technology that uses Geographic Information Systems and analysis to provide initial evaluation of takeout properties to determine if an onsite property inspection should be ordered. This new capability

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

and addition to our workflow increases automation and reduces the cost and effort of ordering and reviewing physical inspections provided by third-party vendors.

Reinsurance Strategy

Regulated and rated insurance carriers are generally required to buy minimum reinsurance coverages up to 100-to-130-year modeled return period. Safepoint has always believed that superior protection allows for better economic outcomes and, as such, we have consistently purchased reinsurance protection well in excess of the minimum regulatory standard for Florida, Louisiana and the other Gulf Coast states. We consistently buy in excess of the 1-to-250-year modeled return period, as we believe this is the prudent standard to optimize our financial strength, flexibility and remain a viable insurer year after year, regardless of catastrophic storm activity. We consistently buy our reinsurance for “named storm” event coverage and not for attritional losses.

Our risk management success has been informed by our management’s decades of observation of over a half trillion dollars of insured losses globally, the lessons learned from our diverse risk hedging strategies and our expertise in the mechanics underpinning industry catastrophe loss models. We are confident in our ability to make decisions to optimize our economic outcomes with the support of models because of our extensive experience in vetting model structure, scrutinizing model outputs, and even developing in-house catastrophe models.

These experiences and observations inform our strategic vision regarding what we deem as our minimal appropriate levels of protection. With this perspective, we survey the reinsurance market and budget for buying a comparatively conservative annual reinsurance program typically well in excess of the 1-to-250-year modeled return period. As we aim to get the best possible value for the layers of coverage we procure, we employ traditional reinsurance and alternative capital structures such as catastrophe bonds, captives and parametric covers (including based on insured industry losses). We focus on protecting the portfolio for single and multiple seasonal events with the use of reinstatement coverage, reinstatement premium protection, second and third event covers, and quota share agreements. In comparison with most of our peers, we believe we purchase much higher reinsurance coverage relative to the limit provided by the FHCF from just one storm, as recent history has proven.

Our annual reinsurance program, which is segmented into layers of coverage, protects Safepoint Insurance and the Reciprocal Exchanges for excess property catastrophe losses and loss adjustment expenses. We typically buy our reinsurance for “named storm” event coverage and not for attritional losses. Our reinsurance treaties typically have a 12-month term, which for the private reinsurance we purchase is from May 1 to April 30 of the following year.

For its May 1, 2026 to April 30, 2027 reinsurance program, Safepoint Insurance, along with the Reciprocal Exchanges, have purchased reinsurance from the following sources: (i) the mandatory coverage required by law to be placed with the FHCF; (ii) 50 private reinsurers, including syndicates from Lloyd’s of London, which were all rated “A-” or higher by AM Best or S&P or have provided collateral to fully cover their exposure (we refer to this reinsurance as “open market” purchases); and (iii) our wholly owned Captives.

Our 2026-2027 seasonal reinsurance program provides protection against losses caused by hurricanes and other named storms. Our program is a mix of one-year reinsurance treaties and multi-year protection provided by our Nature Coast series of catastrophe bonds, for which we have a total of $845 million of coverage outstanding. The Nature Coast catastrophe bonds provide us with a substantial amount of economic flexibility in the upper layers of our program

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

at a significant value compared to purchasing traditional reinsurance treaties for this segment. We typically structure our reinsurance as “per occurrence,” which means that a separate attachment point is applied for each catastrophe event. Safepoint purchases approximately three times higher reinsurance limit as a percentage of total insured value than other Florida property insurers, according to SEC filings of certain of our public company competitors. We believe this is among the highest of our peer property insurers.

We opportunistically will use our Pompano Re Captive to write reinsurance for the Reciprocal Exchanges and Safepoint Insurance, which we believe gives us greater financial flexibility to self-reinsure based on the pricing and availability of reinsurance in the open market. While the reinsurance placed between our Captives and the Reciprocal Exchanges is eliminated in consolidation for GAAP, because the results of the Reciprocal Exchanges are classified as one hundred percent non-controlling interests, the economic results survive as part of Safepoint’s controlling interest.

The bullet points below summarize certain aspects of our May 1, 2026 to April 30, 2027 reinsurance program.

•

Our Retention. We have a consolidated first event retention of $103 million of losses and loss adjustment expenses, which is made up of $8 million in Carrier retention and $95 million of first event excess of loss and quota share participation by our wholly owned Captive. We also have a consolidated second event retention of $103 million, with the same arrangement as the first event, but the second event losses to the Captive could be reduced by recovery from our Nature Coast 2025-1 Aggregate Index Cat Bond which would inure to the benefit of the Captive. It should also be noted that for Florida events, the FHCF inures to the benefit of the Captive Quota Share. Safepoint Insurance and the Reciprocal Exchanges purchase this reinsurance from the Captive in exchange for premiums at a market rate, as determined by management, which fully fund the Captives’ first and second event retention.

•

FHCF Layer. Our FHCF coverage includes an estimated maximum provisional limit of 90% of $497 million, or $447.3 million, in excess of our retention of $279 million. The limit and retention of our FHCF coverage is subject to upward or downward adjustment based on, among other things, submitted exposures to FHCF by all participants.

•

Open Market Reinsurance. We purchased an additional $1.13 billion of coverage from A- rated or collateralized reinsurers above our retention and alongside our FHCF layer and catastrophe bond layers. This coverage can be reinstated once exhausted for second-event coverage.

•

Nature Coast Re Layers. We have entered into multiple catastrophe reinsurance transactions with Nature Coast Re, a dedicated catastrophe bond issuer, which provides a total limit of excess of loss coverage for losses and loss adjustment expenses equal to $845 million.

•	Reinstatement Premiums. Certain of our reinsurance contracts require additional payments of premium subsequent to a first event to reinstate the reinsurance limit for a second event.

The diagram below depicts the first event coverage for our 2026-2027 reinsurance program. Modeled return periods have been derived from Verisk Touchstone Standard Catalog with demand surge.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

2026-2027 First Event Reinsurance Program

(Named Storm)

Claims Administration

Overview

We have created a comprehensive, fully integrated claims administration team built around one core principle: delivering prompt, fair, and professional service to our policyholders in their time of need. We take pride in operating an in-house claims model that seeks to ensure control, consistency and accountability at every touchpoint of the claims journey.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Our team of in-house field and desk adjusters is responsible for managing the entire lifecycle of a claim. From the moment we receive the first notice of loss, our adjusters take ownership of the claim by conducting timely inspections, thorough investigations and accurate coverage evaluations. Each claim is handled through its resolution, including through alternative dispute resolution processes, like mediation and appraisal, when necessary. This end-to-end model seeks to ensure that policyholders have a single point of contact and experience a streamlined, transparent process.

In addition to our core adjusting teams, we maintain specialized in-house units dedicated to high-priority claim segments. Our Special Investigations Unit protects the integrity of the claims process by identifying and mitigating fraud risks. Our Subrogation Unit pursues recovery from responsible third parties, helping to reduce claims costs and premiums. The Liability Unit provides targeted expertise in complex third-party claims, aiming to ensure accurate evaluations and fair settlements.

When claims escalate to litigation, we maintain continuity and cost-efficiency by transitioning a majority of those matters to our staff counsel, who are experienced in-house trial attorneys who manage all aspects of the legal process, including pleadings, discovery, mediation and trial. This integrated legal model promotes alignment across the claims and legal teams, allowing for more strategic, cohesive defense strategies and better outcomes.

Central to the strength of our claims organization is our people. We invest heavily in the professional development of our adjusters and examiners through a robust internal training program. This program builds claims professionals from the ground up, providing in-depth education on our Company’s values, claims philosophies, systems and procedures. As a result, many of our team members have risen through the ranks with a deep understanding of our operations, leading to more effective claim handling and a superior experience for our customers.

Our claims administration model reflects our commitment to service, professionalism and operational excellence. By keeping every aspect of the process in-house—from initial claim handling to litigation—we aim to provide a level of consistency and responsiveness that sets us apart in the industry.

Field Adjusting

In connection with catastrophe events affecting our insurance portfolio, such as hurricanes and other named storms, our entire claims operation shifts into high gear. Our team is structured to convert rapidly into a catastrophe response unit, with field adjusters deployed to affected regions for on-the-ground assessments, while desk adjusters triage claims, initiate contact with insureds, and maintain consistent communication throughout the event. This flexible structure allows us to scale quickly, maintain service continuity, and respond with agility to large-scale losses. Independent adjusters are used to supplement our in-house team in times of large-scale catastrophes.

Our catastrophe response is led by our Chief Claims Officer, with assistance from our internal claims management team. As possible hurricanes and tropical storms approach significant areas of our insurance coverage, Safepoint will review potential storm scenarios with catastrophe partners. The catastrophe leadership team will seek to identify geographic regions affected by the catastrophe, confirm resource requirements based on level of impact, and deploy resources accordingly.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint maximizes the use of its internal field staff adjusters to process catastrophe claims. Our strategy is to use company field adjusters to handle small/medium size catastrophes and increase capacity as needed with independent adjusting firms as claims number or geographic area grows. Our claims team has access to hundreds of independent catastrophe adjusters through its contracts with independent adjusting firms. Safepoint conducts annual training with associated independent catastrophe adjusters to enhance its response times and ensure adjusters are familiar with its policy language and processes along with its service and quality expectations. We also conduct annual on-site and off-site catastrophe drills to ensure system and process capabilities are adequate. In the event of a catastrophe, we often send key staff members to the location of the catastrophe to monitor the quality of the adjuster’s response as well as communicate pertinent information with regulators and other government officials.

Technology

Our approach to technology has been informed by our senior management’s experience over the last 30 years with various internally built and vendor-provided insurance technologies. This approach combines partnering with leading insurance software providers with developing software and integrations internally. We believe this combination of external and internal technology resources allows us to access industry-leading vendors when prudent or more efficient, while still retaining the choice to build custom integrations and proprietary software for control, speed and cost advantages.

Safepoint has built what it believes is an efficient enterprise operating model: claims, underwriting, reserving, litigation and analytics are all handled internally for enhanced execution and agent/customer satisfaction. In addition, Safepoint leverages a series of transactional reporting datasets, continuous integrations, and exception reporting processes with the goal of ensuring the highest quality of data for both analytical reporting and overall system health and quality. This approach drives down operating expenses by reducing spending on technology while providing our workforce with the data and tools necessary to refine our portfolio. We have refined our enterprise model over the past 11 years to create a robust reporting framework to support our executive team and enable quick decision cycles for underwriting and product development. This enterprise model provides a robust reporting framework. We utilize catastrophe models and actuarial analysis to continually evaluate our risk exposure and allocate reinsurance costs to the property level, which drives our pricing decisions to build a profitable portfolio of risk.

We have made significant investments in our data infrastructure and workforce to position Safepoint for efficiency, growth and operational excellence. In 2024, the company hired a Director of Engineering, who has built out a team of highly skilled employees with project management, software engineering, data engineering and data architecting skills to lead this process. These efforts focus on optimizing both on-premises systems and leveraging industry-leading cloud service providers to securely host Safepoint’s data, analytics and reporting environments, all within robust, industry-standard cybersecurity frameworks.

Data is the foundational building block of any insurance and risk management enterprise, and Safepoint treats data ownership as a core tenant of its technology strategy. In order to better capture and utilize data, we have developed a robust, future-ready data ecosystem that underpins every aspect of Safepoint’s enterprise operating model—from underwriting, claims, and reserving to litigation, analytics, and customer experience. By combining strong data ownership principles with modern cloud capabilities, Safepoint seeks to deliver a complete insurance carrier experience built on quality, reliability and innovation.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint maintains a comprehensive data warehouse that integrates internal historical, third-party, and public data sources, enabling the company to back-test past events, identify blind spots, and stress-test portfolio assumptions. In addition, Safepoint reviews policy and claim data as it evolves to establish a more foundational and dynamic reporting and analytical structure that drives business decisions and delivers a holistic insurance carrier experience at the highest level of quality, despite the inherent complexity of managing three insurance carriers.

Safepoint’s data engineering team designed and implemented an updated data warehouse, which enables analysts and management to efficiently segment or combine data across the Company’s three carriers and multiple business lines. By integrating sophisticated data enrichment techniques, catastrophe modeling at the point of sale and advanced underwriting analytics, we have enhanced underwriting accuracy, reduced operational bottlenecks and minimized adverse selection. These capabilities allow Safepoint to evaluate property exposures, determine accurate insurance-to-value metrics and streamline coverage decisions, all while supporting high-volume risk evaluation and policy intake when participating in the state-backed insurer depopulation programs in Florida and Louisiana.

Safepoint’s internal software development team focuses on core application development and application programming interfaces (referred to as APIs) integrations that directly support underwriting, policy administration and analytics workflows. By building and maintaining proprietary software solutions, the team seeks to accelerate underwriting processes, reduce reliance on manual tasks, and ensure seamless integration of internal data sources for more efficient and precise decision-making.

Safepoint’s team of developers and data experts builds our own software with augmentation from code-writing AI platforms. As a planned replacement of a legacy system, Safepoint’s engineering team recently deployed an internally designed Agency Relations Management System, which manages Safepoint’s communications and transactions with its network of independent insurance agencies.

We believe this internally designed system provides substantial savings of physical man hours and establishes a more robust quality management system. Safepoint is utilizing this highly skilled team to promote internal enhancement and expansion into scalable and stable systems, while identifying efficient ways to reduce hours spent manually interacting with systems and promoting system integrations and unification between all data sources.

Additionally, we have a vendor-focused team which collaborates closely with external software providers to ensure product updates, API integrations and third-party services are efficiently implemented and optimized to meet evolving business and regulatory requirements. By combining internal innovation with adaptive vendor solutions, Safepoint maintains a flexible, scalable, and resilient technology ecosystem that drives efficiency, accuracy and strategic decision-making across the enterprise.

Reserves

We maintain reserves for specific claims incurred and reported, IBNR reserves and reserves for uncollectible reinsurance, when appropriate. Our ultimate liability may be greater or less than the current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor reserves using new information on reported claims and a variety of statistical analyses. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

discount our reserves for losses and loss adjusted expenses to reflect estimated present value. In the prior three financial reporting periods, our prior year reserve development has consistently been favorable.

When a claim is reported, we establish a case reserve for the estimated amount of the ultimate payment after an appropriate assessment of coverage, damages and other investigation as applicable. The estimate is based on our reserving practices and on the claims adjuster’s experience and knowledge of the nature and value of the specific type of claim. Case reserves are revised periodically based on subsequent developments associated with each claim.

We establish IBNR reserves in accordance with industry practice to provide for (i) the estimated amount of future loss payments on incurred claims not yet reported, and (ii) potential development on reported claims. IBNR reserves are estimated based on generally accepted actuarial reserving techniques that take into account quantitative loss experience data and, where appropriate, qualitative factors.

We regularly review our loss reserves using a variety of actuarial techniques and outside actuary consultants. We also update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. A reserve can be increased or decreased over time as claims move towards settlement, which can impact earnings in the form of either adverse development or reserve releases. For additional information regarding our loss reserves, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies and Estimates-Reserves for Losses and Loss Adjustment Expenses.”

Investments

Our investments are managed internally in accordance with our investment policies, guidelines and applicable law. There is an investment committee consisting of the Chief Executive Officer, Chief Financial Officer and the Director of Investments that meets regularly to discuss current trends and performance. The Board of Directors’ Finance and Investment Committee oversees our internal investment committee’s strategy, plans and portfolios. Our investment strategy is to focus on conservative investments intended to maintain liquidity, preserve capital and manage it on a total return basis to ensure our investment principal is available to satisfy policyholder claims. In accordance with this strategy, our investment policies and guidelines require over 85% of the investment portfolio be at least investment-grade in cash and fixed income securities. The target duration of our investment portfolio is under 3.5 years.

As of December 31, 2025, we had $121.8 million of fixed-income investments and $632.7 million of cash and cash equivalents.

Competition

We operate in highly competitive markets. While many of the large national insurance companies have de-emphasized writing in coastal regions, we face competition from regional insurers, coastal specialists, new entrants and the residual market, such as Florida Citizens and Louisiana Citizens. Our competitors include companies that market their products through agents, as well as companies that sell insurance directly to their customers. Larger and more established national and regional insurance companies may have certain competitive advantages in the market, including increased name recognition, increased loyalty of their customer base and reduced per policy acquisition costs. We compete based on the strength of our balance sheet, underwriting criteria, our distribution network and superior service to our agents and policyholders.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

In Florida, more than 79 companies compete with us in the homeowners’ insurance market. Our competitors comprise approximately 99.6% of the Florida homeowners market based on 2024 statutory financial data.

In Louisiana, more than 60 companies compete with us in the homeowners’ insurance market. Our competitors comprise approximately 96.07% of the Louisiana homeowners market based on 2024 statutory financial data.

Ratings

Insurance companies can apply to receive a financial strength rating from ratings services like Demotech and KBRA. In setting their ratings, these agencies utilize a quantitative and qualitative analysis of a company’s balance sheet strength, operating performance and business profile. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. The ratings of Demotech range from “A” (unsurpassed) to M (moderate) and the ratings of KBRA range from AAA to R.

Safepoint Insurance currently has a financial stability rating of “A (Exceptional)” by Demotech and “BBB+” by KBRA; and Cajun and Manatee each currently have a financial stability rating of “A (Exceptional)” by Demotech and “BBB” by KBRA.

These financial stability ratings provide an objective baseline for assessing solvency and should not be interpreted as (and are not intended to serve as) an assessment of a recommendation to buy, sell, or hold, any securities of an insurance company or its parent holding company, including the shares of our common stock being offered by this prospectus.

Employees and Human Capital

As of December 31, 2025, we had approximately 420 employees. Our employees are not subject to any collective bargaining agreement, and we are not aware of any current efforts to implement such an agreement. We believe we have good working relations with our employees. We aim to be an employer of choice, and not just for insurance. As such, we strive to create a culture committed to fostering a rich diversity of thought, background and perspective.

Compensation and Benefits

We offer and maintain a competitive benefits package designed to support the well-being of our employees, including, but not limited to, medical, dental and vision insurance, a 401(k) plan, paid time off, family leave and employee assistance programs as well as an employee stock purchase plan available to all employees. We also offer a bonus program based on Company results and a deferred cash program where guaranteed cash grants are paid over three years, subject to the recipient’s continued employment. We also emphasize the training and development of our employees and provide opportunities to further their education and professional development.

Intellectual Property

We rely on a combination of copyright, trademark, trade dress and trade secret laws in the U.S. and other jurisdictions, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights. These laws, procedures, and restrictions provide only limited protection.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

We have registered “Safepoint” and the logo design for Safepoint, and numerous of our other brand names and logos as trademarks in the U.S. and other jurisdictions. We have also registered numerous internet domain names related to our business. We also rely on common-law trademark protection to protect other types of our intellectual property.

We enter into agreements with our employees, contractors, clients, partners and other parties with whom we do business to limit access to and disclosure of our proprietary information. We cannot assure you that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our proprietary information, including by third parties who may use our proprietary information to develop products and services that compete with ours. Moreover, others may independently develop products or services that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated.

Companies in the insurance industry may own large numbers of copyrights, trademarks and other intellectual property and proprietary rights, and these companies and entities have and may in the future request license agreements, threaten litigation or file suit against us based on allegations of infringement, misappropriation or other violations of their intellectual property and proprietary rights.

Facilities

Our principal business office is a leased facility located at 4010 Gunn Highway, Tampa, Florida 33618. In addition, we lease office space in Metairie, Louisiana, and Pembroke Pines, Florida. We own our original Tampa office at 12640 Telecom Drive, Tampa, FL 33637 which now serves as the company’s secondary office. The Metairie office and Telecom Drive office serve as back-up locations for our primary office for business continuity operations.

Legal Proceedings

We are subject to routine legal proceedings in the ordinary course of business. We believe that the ultimate resolution of any pending matter will not have a material adverse effect on our business, financial condition or results of operations.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

REGULATION

Overview

We conduct our operations principally through three insurance companies, Safepoint Insurance, Cajun and Manatee, which we refer to herein as the “Carriers”:

•

Safepoint Insurance, our wholly owned subsidiary, is a property and casualty insurance company domiciled in Florida, with headquarters in Tampa, Florida. Safepoint Insurance received its Certificate of Authority from the State of Florida in November 2013. Safepoint Insurance underwrites personal and commercial lines residential property business on an admitted basis in the states of Florida, Louisiana, Mississippi, Texas and Alabama. Safepoint Insurance’s domiciliary state insurance regulator is the FLOIR. As part of our strategy, most of Safepoint’s admitted policies have been moved to the respective Reciprocal Exchange: Cajun for Louisiana and Manatee for Florida. Safepoint no longer writes new business in Florida and Louisiana. Due to a grant received from the State of Louisiana to increase underwriting capacity in the state, Safepoint is required to keep a residual amount of policies with Safepoint until the grant agreement has been satisfied, which will occur in 2028.

•

With the intended removal of admitted business from Safepoint’s balance sheet, we have positioned Safepoint to begin writing excess and surplus lines in states where Safepoint is not an admitted carrier and meets the eligibility requirements of the state and federal law. Safepoint is currently writing, or seeking to write, personal and commercial excess and surplus lines property business in California, Tennessee, North Carolina and South Carolina. Safepoint also started writing commercial auto business on an E&S basis in California in 2025.

•

Cajun and Manatee are our affiliated reciprocal insurance exchanges managed by our wholly owned subsidiaries, Cajun AIF and Manatee AIF, which act as attorneys-in-fact for Cajun and Manatee, respectively.

•

Cajun is a property and casualty reciprocal insurer domiciled in Alabama. Cajun was previously domiciled in the State of Louisiana, from which it received its Certificate of Authority in June 2022. Cajun changed its state of domicile to Alabama, effective July 31, 2025. Cajun currently underwrites personal and commercial lines property business on an admitted basis predominantly in Louisiana.

•

Manatee is a property and casualty reciprocal insurer domiciled in Florida, with headquarters in Tampa, Florida. Manatee received its Certificate of Authority from the State of Florida in February 2024. Manatee currently underwrites personal and commercial lines property business on an admitted basis in the State of Florida. Manatee only operates in Florida and its domiciliary state insurance regulator is the FLOIR.

We refer to Cajun and Manatee as the Reciprocal Exchanges. A reciprocal insurer is an interexchange of insurance policies among persons known as “subscribers.” A reciprocal insurer is not a separately incorporated company; instead, it is an arrangement through which mutual promises of the participants are exchanged. Each subscriber is insured by and, in turn, insures each of the other subscribers. The primary function of the attorney-in-fact is to manage the reciprocal and to carry out the insurance transactions on behalf of the subscribers, as authorized by such subscribers pursuant to written powers of attorney in their subscribers’ agreements.

As attorneys-in-fact of Cajun and Manatee, respectively, Cajun AIF and Manatee AIF are entitled to earn management fees under their respective attorney-in-fact agreements equal to

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

17% of annual gross written premium written by the applicable reciprocal insurer as compensation for underwriting and marketing management services, and to 3% of gross earned premiums by the applicable reciprocal insurer as compensation for non-catastrophe claims management services, as well as other fees and expenses. Each attorney-in-fact agreement has an initial five-year term (beginning June 2022 for Cajun and January 2024 for Manatee), which renews automatically for an additional three-year term unless terminated by mutual agreement or with cause (generally defined as material breach of the attorney-in-fact agreement or suspension or revocation of the reciprocal insurer’s insurance license).

We also wholly own three captive reinsurance companies domiciled in Bermuda, Pompano Re Ltd., Canal Re Ltd. and Bobcat Re Ltd. (together, the “Captives”). As captive insurance companies, they are only licensed to do business with specific cedants (Safepoint entities or the affiliated reciprocal insurers in this case). The Captives were established to facilitate and complement the placement of reinsurance by Safepoint Insurance, Cajun and Manatee to the traditional and collateralized reinsurance markets. The Captives’ principal insurance regulator is the Bermuda Monetary Authority.

We also operate Safepoint MGA, LLC, a licensed managing general agent, which provides various administrative services to our affiliates.

Our organizational legal structure, immediately prior to and after the offering contemplated by this prospectus, is summarized below. Each entity is wholly owned by its immediate parent, unless otherwise specified below. Cajun and Manatee are not legally owned subsidiaries of Safepoint because, as reciprocals, they are owned by their subscribers. Cajun and Manatee are managed by their Attorneys-in-Fact, which are wholly owned subsidiaries of Safepoint. Certain non-operating companies have been removed for presentation purposes.

[1]

As of the date hereof, approximately 75% of the common stock of Safepoint Holdings is owned by members of senior management and other employees of Safepoint, before giving effect to this offering. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by members of senior management and other employees of Safepoint (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) senior management’s and other employees of Safepoint’s percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

[2]

This includes all stockholders other than management and employees as a group, none of whom owns more than 10%. After giving effect to the sale of shares of our common stock in this offering, approximately [•]% of the common stock of Safepoint Holdings will be owned by Other Stockholders (or approximately [•]% if the underwriters’ option to purchase additional shares is exercised in full). A 1% increase (decrease) in the number of primary shares offered at the assumed price would decrease (increase) Other Stockholders’ percentage ownership by approximately [•] percentage points, or by approximately [•] percentage points if the underwriters’ option to purchase additional shares is exercised in full.

Safepoint Insurance, Cajun and Manatee are principally regulated by their domiciliary state insurance departments and are subject to varying degrees of regulation and supervision in the other U.S. jurisdictions where they conduct business.

U.S. state insurance laws and regulations cover all aspects of our business and are generally designed to protect the interests of policyholders, as opposed to the interests of shareholders. Such laws and regulations relate to authorized lines of business, capital and surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, market conduct and a variety of other financial and non-financial components of our business. From time to time, states also enact legislation designed to increase consumer protections and curtail fraud or abuses in the insurance market. Interpretations of and changes to such laws and regulations over time can have significant impacts on our business, whether favorable or unfavorable.

As discussed under “Federal Regulation” below, although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in various ways. In addition, the NAIC has recently focused on issues relating to the solvency of insurance companies, cybersecurity and privacy, the management of climate risk, and the use of AI systems, among other areas.

Reciprocal Exchanges

Cajun and Manatee are reciprocal insurers managed by Cajun AIF and Manatee AIF, respectively, as attorneys-in-fact. A reciprocal insurer is an unincorporated aggregation of “subscribers” operating individually and collectively through an attorney-in-fact to provide reciprocal insurance among themselves, pursuant to a subscriber’s agreement setting forth the terms of participation in the exchange. Each subscriber is insured by, and, in turn, insures, each of the other subscribers, generally up to a designated amount.

A reciprocal insurer is managed by an attorney-in-fact authorized by a power of attorney given by the subscribers. The primary function of the attorney-in-fact is to administer the reciprocal and to carry out the insurance transactions on behalf of the subscribers. In addition, an advisory committee whose members are subscribers (or officers or directors of subscriber organizations) exercises subscribers’ rights and has the ultimate power and responsibility of directing and controlling the reciprocal insurer’s affairs. Additional subscribers may join a reciprocal insurer if they qualify and sign the subscribers’ agreement and power of attorney. Reciprocal insurers may write property and casualty insurance and are generally subject to many of the same state insurance laws as corporations licensed as insurers.

Insurance Holding Company Regulation

We operate as an insurance holding company system and are subject to state statutes and regulations governing insurance holding company systems that are generally based on the Model Holding Company Act and Regulation, each in the form as adopted by the states of domicile of our Carriers. These vary from jurisdiction to jurisdiction, but generally require

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

controlled insurance companies (i.e., insurers that are subsidiaries of insurance holding companies or reciprocal insurers managed by an attorney-in-fact controlled by an insurance holding company) to register with their domestic insurance regulators and to file certain reports with those regulators, including information concerning capital structure, ownership, financial condition, intercompany transactions and general business operations. Generally, under these laws, transactions between an insurance company and an affiliate must be fair and reasonable and, if material or in a specified category, they require prior notice and approval or non-disapproval by the insurance company’s domiciliary state regulator. Both Florida and Alabama, the states in which the Carriers are domiciled, have enacted laws to implement these requirements.

Changes of Control

Any person or entity desiring to acquire control of a U.S. domestic insurer, or a U.S. reciprocal insurer through the control of its attorney-in-fact, must generally receive prior approval from the insurer’s domestic regulator, who will consider a number of factors including the financial strength of the proposed acquiror, the acquiror’s plans for the domestic insurer’s operations and any anti-competitive results that may arise from the acquisition of control. State insurance laws typically include a rebuttable presumption that such control exists if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing ten percent or more (or, under Alabama law, five percent or more) of the outstanding voting securities of the insurer or its control persons. State regulators may, however, may find that control exists in circumstances in which a person owns or controls less than such percentage of the voting securities.

Such requirements would apply to any proposed acquisition of control of Safepoint Holdings under Florida and Alabama law. Accordingly, the acquisition of such percentage or more of our common stock would be considered a change of control of Safepoint Holdings and would trigger the applicable change of control filing requirements under state insurance laws and regulations (absent approved disclaimer of control filings). These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.

Enterprise Risk

State insurance holding company laws, including those of Florida and Alabama, require the ultimate controlling person of a U.S. insurer or a U.S. reciprocal insurer through its attorney-in-fact, to file an annual enterprise risk report with the lead state regulator of the insurance holding company system. The report must identify the material risks within the insurance holding company system that could pose enterprise risk to the insurer (i.e., any activity, circumstance, event or series of events involving one or more affiliates of the insurer which, if not remedied promptly, would likely have a materially adverse effect upon the financial condition or liquidity of the insurer).

Group Capital Calculation

The NAIC has developed a group capital calculation tool that uses a risk-based capital aggregation methodology for all entities in an insurance holding company system. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all companies regardless of their structure. The group capital calculation has been adopted by the majority of states, including

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Alabama and Florida. Because laws implementing the group capital calculation will be an NAIC accreditation standard effective January 1, 2026, we expect this to be broadly adopted.

Surplus and Capital

Insurers must maintain their capital and surplus at or above minimum levels prescribed by the laws of their respective jurisdictions. Regulators generally have discretionary authority to limit or prohibit an insurer’s sales to policyholders if the insurer has not maintained minimum surplus or capital or if they find that the further transaction of business would be hazardous to policyholders.

Risk-Based Capital

Risk-based capital laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators, including the FLOIR and AL DOI, use risk-based capital to set capital requirements by considering the size and degree of risk taken by the insurer and various risk factors relating to the insurer’s financial assets and operations. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its calculated risk-based capital target, the risk-based capital laws provide for increasing levels of regulatory intervention ranging in severity from the domiciliary insurance department requiring an insurer to submit a corrective action plan to taking mandatory control of the operations of the insurer. Failure to maintain risk-based capital at the required levels could adversely affect our ability to maintain the regulatory approvals necessary to conduct our business. As of December 31, 2024, the risk-based capital of each of the Carriers was above the calculated risk-based capital target level.

Dividend Restrictions and Management Fees

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from Safepoint Insurance. Florida’s insurance laws restrict Safepoint Insurance’s ability to declare stockholder dividends and require it to maintain specified levels of statutory capital and surplus. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on an insurer’s business. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. The FLOIR, which has jurisdiction over the payment of dividends by Safepoint Insurance, may in the future adopt statutory provisions more restrictive than those currently in effect.

We also rely on fees from Cajun and Manatee that are paid to our attorneys-in-fact entities. A reciprocal insurer’s payment of management fees to the attorney-in-fact is a type of affiliate transaction that is subject to the prior notice and approval or non-disapproval requirements set forth in the domiciliary state’s insurance holding company regulations, as previously noted. Additionally, from time to time these fees may be subject to examination and increased scrutiny by relevant regulators.

In December 2025, the NAIC approved a Request for NAIC Model Law Development in support of the Reciprocal Exchanges (E) Working Group’s charge to clarify that fees charged from a reciprocal insurer’s attorney-in-fact are subject to fair and reasonable standards under the Model Holding Company Act and Regulation.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Investment Regulation

Investments by the Carriers are subject to the laws of their domiciliary states (Florida or Alabama, as applicable) which require diversification of insurers’ investment portfolios and limit the amount of investments in certain categories. The Carriers must comply with applicable laws and regulations prescribing the kind, quality and concentration of investments. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus (and, therefore, a reduction in statutory surplus) and, in some instances, would require us to sell those investments.

In June 2023, the NAIC increased the RBC factor for structured security residual tranches from 30% to 45%, which became effective for year-end 2024 RBC filings. The NAIC is currently reviewing the RBC treatment of CLOs.

Formed in early 2025, the Risk-Based Capital Model Governance (EX) Task Force is charged with a number of tasks related to the oversight and governance of the RBC framework, and in December 2025 adopted guiding principles which address the purpose and use of, and standards for maintaining and updating, RBC. In 2026, this task force is also undertaking to identify gaps in the RBC framework that could pose a risk to regulators’ assessment of solvency, and developing a governance process for retrospective and future adjustments to RBC.

Risk Management and Own Risk and Solvency Assessment

All states have adopted the NAIC’s Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”), which requires insurers, including reciprocal insurers, to maintain a risk management framework and regularly, no less than annually, conduct an Own Risk Solvency Assessment. The ORSA Model Act also requires an insurance holding company system’s chief risk officer to annually submit to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report, which is a confidential high-level summary of an insurer or insurance group’s Own Risk Solvency Assessment.

Cybersecurity, Privacy and Information Security Regulation

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require insurance companies and reciprocals to establish and maintain an appropriate, risk-based cybersecurity program and implement and maintain cybersecurity policies and procedures. In 2017, the New York Department of Financial Services (“NYDFS”) promulgated the New York Cybersecurity Requirements for Financial Services Companies (the “Regulation”), which requires financial services entities under its jurisdiction (such as our insurance entities licensed in New York) to conduct risk assessments of their information systems and maintain a cybersecurity program designed to protect the confidentiality, integrity, and availability of those systems. The Regulation, which was amended in 2023, mandates, among other requirements, the implementation of specific technical safeguards, including multi-factor authentication and minimum standards for cyber-incident responses, designation of a Chief Information Security Officer and other oversight structures, notification to the NYDFS in the event of certain security incidents, and annual certification of compliance to the NYDFS. In 2017, the NAIC adopted the Insurance Data Security Model Law (the “Cybersecurity Model Law”), which is intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers and other entities licensed or registered under state insurance laws. The Cybersecurity Model Law establishes standards for data security, the investigation of

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

cybersecurity events involving the unauthorized access to or misuse of certain nonpublic information, and reporting to insurance commissioners. The Cybersecurity Model Law imposes significant regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. Over half of states have adopted the Cybersecurity Model Law, or a form thereof, including Alabama but not Florida. We regularly monitor changes in state laws that relate to and impose obligations on us regarding data security.

In addition, federal and state lawmakers have enacted or are considering laws and regulations related to privacy and data security. For instance, the California Consumer Privacy Act, as amended (“CCPA”) requires covered companies to provide disclosures to California consumers about such companies’ data collection, use and sharing practices, and gives California residents expanded rights with respect to the processing of their personal information. While a significant portion of our business is exempted from CCPA, other state insurance laws to which we are subject grant similar rights to insureds. The NAIC’s Privacy Protections (H) Working Group reviews state insurance privacy protections regarding the collection, use and disclosure of information gathered in connection with insurance transactions. This working group is developing amendments to update the Privacy of Consumer Financial and Health Information Regulation. The proposed amendments would expand the definition of nonpublic personal information; add consumer rights to request access, correction and deletion of nonpublic personal information; and add requirements for contracts with third-party service providers. In December 2025, the working group received an extension until December 31, 2026 to finalize the amendments to the model regulation.

We cannot predict the impact, if any, that any current, proposed or future federal or state cybersecurity or privacy laws or regulations will have on our business, financial condition or results of operations.

Innovation and Technology

As a result of increased innovation and technology in the insurance sector, the NAIC and insurance regulators are focused on the use of “big data” techniques, such as the use of AI, machine learning and automated decision-making. In December 2023, the NAIC’s Innovation, Cybersecurity and Technology (H) Committee adopted the Model Bulletin on the Use of Artificial Intelligence Systems by Insurers (the “AI Bulletin”). Approximately 25 states have adopted, and others may adopt, the AI Bulletin, which outlines insurance regulators’ expectations as to how insurers should govern the development, acquisition and use of AI technologies, as well as the types of information that regulators may request during an investigation or examination of an insurer in regard to AI systems. The third-Party Data and Models (H) Working Group is developing a framework for the regulator oversight of insurers’ use of third-party data and predictive models. In addition, the NAIC’s Big Data and Artificial Intelligence (H) Working Group is evaluating AI-use outcomes and how well the current regulatory framework addresses potential harms from the use of AI. The goal is to develop an overall AI regulatory framework that could be incorporated into an NAIC regulatory handbook. For example, the Working Group is developing a tool to collect information about an insurer’s use of AI during an examination or investigation.

The NAIC and state insurance regulators are also focused on addressing unfair discrimination by insurers in the use of consumer data and technology, and certain states have passed laws or may take action targeting unfair discrimination practices.

We cannot predict whether states will adopt the AI Bulletin, or what, if any, changes to laws or regulations may be enacted with regard to “big data” or AI technologies.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Underwriting and Marketing Restrictions

From time to time, state regulatory and legislative bodies have proposed or adopted laws, regulations or guidance to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. Such laws, regulations or guidance may restrict certain policy non-renewals or cancellations, require advance notice on certain policy non-renewals and limit or delay rate changes for a specified period during or after a catastrophe event. Most states, including Florida and Alabama, also have insurance laws and regulations requiring that rate schedules and other information be filed for review by the insurance regulatory authority. Insurance regulatory authorities may generally disapprove a rate filing found to be inadequate, excessive or unfairly discriminatory. Rates, which are not necessarily uniform for all insurers, vary based on many factors including class of business, hazard covered, risk location and size of risk.

Most states, including Florida and Alabama, require licensure or insurance regulatory authority filings or approval prior to entering into a new line of business or marketing new insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, character and experience of its officers and directors, rates, forms and other financial and non-financial aspects of the company. Insurance regulators may prohibit entry into a new market by not granting a license or by withholding approval for an insurer to write new lines of business. The Carriers are subject to comprehensive regulatory oversight to ensure compliance with statutory requirements in order to maintain their licenses.

Statutory Insurance Organizations

Each state in which the Carriers operate has insurance guaranty association laws generally requiring participation of authorized insurers and providing for the payment of policyholders’ claims when insurance companies doing business in that state become insolvent. These guaranty associations typically are funded by assets of the failed insurance companies and, where such companies’ available funds are insufficient to pay policyholders and claimants the amounts to which they are entitled, by assessments on member insurance companies. Generally, all licensed property casualty insurers are considered to be members of the guaranty fund, and assessments are based on their pro rata share of direct written premiums in that state. When the Carriers are subject to assessments, in some instances they must remit the assessed amounts to the guaranty associations. Our insurance companies subsequently seek to recover the assessed amounts through recoupments from policyholders. In other instances, such insurance companies might be directed to collect assessments by adding a surcharge to their policies and remitting the collected amounts to the guaranty associations. This surcharge approach, which is currently in effect in Florida, does not result in out-of-pocket payments by the insurance company that must be recovered through recoupments. However, in the event the Carriers are required to pay assessments up front and recover those amounts through recoupments, they might not be able to fully recoup the amounts of those assessments. Such unrecovered amounts can be credited against future assessments, or the remaining receivable may be written off. While we cannot predict the amount or timing of future guaranty association assessments, we believe that any such assessments will not have a material effect on our financial position or results of operations.

Additionally, state insurance laws and regulations require us to participate in mandatory property-liability “shared market,” “pooling” or similar arrangements that provide certain types of insurance coverage to individuals or others who otherwise are unable to purchase coverage voluntarily provided by private insurers. Shared market mechanisms include assigned risk plans

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

and fair access to insurance requirement or “FAIR” plans. In addition, some states require insurers to participate in reinsurance pools for claims that exceed specified amounts. Our participation in these mandatory shared market or pooling mechanisms generally is related to the amount of our direct writings for the type of coverage written by the specific mechanism in the applicable state.

Federal Regulation

Although the U.S. federal government generally does not directly regulate the business of insurance, federal initiatives affect the insurance industry in a variety of ways. The U.S. federal government’s oversight of the insurance industry was expanded under the Dodd-Frank Act.

The Dodd-Frank Act established the Federal Insurance Office (the “FIO”) within the U.S. Department of the Treasury (the “Treasury”). Although the FIO does not have general supervisory or regulatory authority over the business of insurance, it has preemption authority over state insurance laws that conflict with certain international agreements, as discussed below. The FIO also has authority to monitor all aspects of the insurance sector and the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products, and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors.

In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council (the “FSOC”), also created by the Dodd-Frank Act, and has the ability to recommend that the FSOC designate an insurer as a “systemically important financial institution” (or “non-bank SIFI”) and therefore subject to regulation by the Board of Governors of the Federal Reserve as a nonbank holding company. In November 2023, the FSOC adopted final guidance that established a new process for designating certain financial companies as non-bank SIFIs. The revised process is based on the consideration of risk factors set forth in a new analytic framework, which describes how the FSOC intends to monitor a broad range of institutions and activities and respond to potential risks to U.S. financial stability. The financial vulnerabilities that most often contribute to this type of risk include leverage, liquidity risk and maturity mismatch, inadequate risk management, concentration and destabilizing activities. Under the guidance, the FSOC is no longer required to conduct a cost-benefit analysis and an assessment of the likelihood of a non-bank financial company’s material financial distress before considering the designation of the company. The revised process could have the effect of simplifying and shortening the FSOC’s procedures for designating certain financial companies as non-bank SIFIs.

The Dodd-Frank Act authorizes the Treasury and the Office of the U.S. Trade Representative to enter into international agreements of mutual recognition regarding the prudential regulation of insurance or reinsurance. The United States entered into such covered agreements with the European Union in September 2017 (the “EU Covered Agreement”) and with the United Kingdom in December 2018 (the “UK Covered Agreement,” together with the EU Covered Agreement, the “Covered Agreements”). The Covered Agreements address three areas of prudential supervision: reinsurance, group supervision and the exchange of information. Issues relating to the Covered Agreements are discussed further under “Credit for Reinsurance” below.

Although the potential impact of any future amendments to the Dodd-Frank Act on the U.S. insurance industry is not clear, our business could be affected by changes to the U.S. system of insurance regulation or our designation or the designation of insurers or reinsurers with which we do business as non-bank SIFIs.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

In addition, a number of federal laws and regulations affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”) of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain individuals or entities. OFAC has imposed civil penalties on persons, including insurance companies, arising from violations of its economic sanctions programs.

Trade & Claims Practices

State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurance companies and producers, including provisions governing marketing and sales practices, policyholder services, claims management and complaint handling. Such laws and regulations generally prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices, dissemination of false information or advertising and unfair discrimination.

We set business conduct policies to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these laws and regulations.

Quarterly and Annual Financial Reporting

The Carriers are required to file quarterly and annual financial reports with insurance regulators in states where they write business, using statutory accounting practices (SAP) rather than generally accepted accounting principles (GAAP). In keeping with the intent to protect policyholders, SAP emphasizes solvency considerations. For a summary of the SAP capital and surplus and net income (loss) relating to the Carriers, see Note 19–Statutory Reporting to our consolidated financial statements included in this prospectus.

Credit for Reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for business that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. There are several ways that an assuming reinsurer may satisfy the credit for reinsurance laws, including by being licensed in the state, being accredited in the state or maintaining certain types of qualifying collateral.

Under the Dodd-Frank Act, the FIO has preemption authority over state insurance laws that conflict with the Covered Agreements as of September 1, 2022, such as state credit for reinsurance laws that result in non-U.S. reinsurers subject to the Covered Agreements being treated less favorably than U.S. reinsurers. The NAIC previously adopted amendments to its Credit for Reinsurance Model Law and the Credit for Reinsurance Model Regulation (together, the “Credit for Reinsurance Model Law and Regulation”) to satisfy the substantive and timing requirements of the Covered Agreements, which amendments have been enacted by all states. On September 30, 2023, the FIO reported that it did not recommend taking any preemption action as a result of inconsistency between the Covered Agreements and state credit for reinsurance laws and that it continues monitoring state measures to ensure consistency with the Covered Agreements. Under the Covered Agreements, reinsurance collateral requirements no longer apply to qualifying EU and U.K. reinsurers. The amended Credit for Reinsurance Model Law and Regulation also extend the zero reinsurance collateral provisions in the Covered Agreements to qualified reinsurers domiciled in U.S. jurisdictions that are accredited by the

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

NAIC and to non-U.S. jurisdictions that have not entered into a covered agreement with the United States but which the NAIC has identified as “reciprocal jurisdictions” pursuant to the NAIC Qualified Jurisdiction Process.

We ensure that our material reinsurers qualify in order for us to be able to take full financial statement credit for reinsurance. We cannot currently predict the impact of these changes to the law or whether any other covered agreements will be successfully adopted, and cannot currently estimate the impact of these changes to the law and any such adopted covered agreements on our business, financial condition or operating results.

Examinations

As part of their regulatory oversight process, state insurance departments conduct periodic financial examinations of the books, records, accounts and operations of insurance companies that are authorized to transact business in their states. In general, insurance regulatory authorities defer in this regard to an insurer’s domestic regulator; however, insurance regulatory authorities in any state in which we operate may conduct examinations at their discretion. Under Florida law, financial examinations are generally performed every five years, although the FLOIR or other states may conduct limited or full scope reviews more frequently. FLOIR most recently performed an examination of Safepoint Insurance in 2024. In addition, the state insurance regulatory authorities in states in which we operate from time to time make inquiries, conduct investigations and administer market conduct examinations with respect to compliance by the Carriers with applicable insurance laws and regulations. These inquiries or examinations may address, among other things, an insurer’s financial condition, relationships and transactions with affiliates, the form and content of disclosures to consumers, advertising, sales practices, underwriting and claims practices, cancellation and nonrenewal procedures and complaint handling. The reports arising from insurance authorities’ examination processes typically are available to the public at the conclusion of the examinations. In addition, insurance companies and other companies are subject to other types of audits, examinations or other similar inquiries by governmental authorities based on the nature of the business they conduct. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.

Climate Change and Financial Risks

The NAIC and state insurance regulators continue to evaluate issues related to the management of climate risk. In 2022, the NAIC adopted a new standard for insurance companies to report their climate-related risks as part of its annual Climate Risk Disclosure Survey, which applies to insurers that meet the reporting threshold of $100 million in U.S. direct premium and are licensed in one of the participating jurisdictions. The standard is consistent with the international Task Force on Climate-Related Financial Disclosures’ framework for reporting climate-related financial information.

In addition, pursuant to the FIO’s statutory authority under the Dodd-Frank Act, as discussed above under “Federal Regulation,” in June 2023, the FIO released a report titled Insurance Supervision and Regulation of Climate-Related Risks urging insurance regulators to adopt climate-related risk-monitoring guidance in order to enhance their regulation and supervision of insurers.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain biographical and other information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
David M. Flitman	55	Director, Chief Executive Officer and Chair of the Board
Steven M. Hoffman	44	Director, Chief Financial Officer
Jennifer Cotugno	44	Chief Claims Officer
Gus Fernandez	67	Chief Underwriting Officer
William M. Arowood	63	Director
Jim Donelon	81	Director
Gary Prestia	63	Director
Donald Rhomberg	60	Director
Ben Rosenblum	52	Director
Amy Usiak	49	Director

The following are brief biographies describing the backgrounds of our executive officers and directors.

Executive Officers

David M. Flitman has served as Safepoint’s Chief Executive Officer and a director since its founding in 2013. He has served on the board of Safepoint Holdings since 2015. Mr. Flitman has 30 years of experience in the insurance and reinsurance industries. His credentials include Fellow of Casualty Actuarial Society (FCAS) and Member of the American Academy of Actuaries (MAAA). Mr. Flitman began his career as an analyst at Insurance Service Office (ISO) from 1993 to 1996, followed by several roles from 1996 to 2001 at WR Berkley Group, including Assistant Vice President and Chief Actuary of Berkley Mid-Atlantic Group. In 2001, Mr. Flitman began a career in reinsurance joining XL Reinsurance America and ACE Tempest Re USA. In 2004, Mr. Flitman transferred to Bermuda serving as Chief Actuary Tempest Re Bermuda followed by several roles at Flagstone Re (from 2006 through 2012) including Chief Actuary and Executive Director of Global Property Underwriting.

Steven M. Hoffman joined Safepoint in June of 2014 as Controller and was promoted to Chief Financial Officer in June 2019. Mr. Hoffman has served as a director of Safepoint Holdings since 2023. Mr. Hoffman is a Certified Public Accountant and began his career in public accounting with PwC. After holding the position of Revenue Manager for a software company in New York City, Mr. Hoffman moved to Florida in 2005 where he worked for MetLife on the Sarbanes-Oxley team responsible for the design, implementation, and compliance of the company’s internal control over financial reporting. Mr. Hoffman spent four years as the Assistant Controller of HCI Group, a publicly traded property and casualty insurance company located in Tampa.

Jennifer Cotugno joined Safepoint in 2016 as a staff attorney and was promoted to Corporate Counsel in November 2020. Ms. Cotugno oversees the legal team and external counsel in all aspects of Safepoint’s property and casualty litigation activities. In 2021, Ms. Cotugno took on increased leadership responsibility as the Chief Claims Officer where she

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

has built a highly capable team of in-house and field-based claims personnel. Prior to joining Safepoint, Ms. Cotugno was an in-house attorney for HCI Group, a litigator at the law firm of Beighley, Myrick & Udell, P.A., and a prosecutor at the Miami-Dade State’s Attorney’s office. Ms. Cotugno has been licensed to practice law in Florida since 2007 and in Louisiana since 2010.

Gus Fernandez joined Safepoint in 2015 and was promoted to Safepoint’s Chief Underwriting Officer in April 2016. Mr. Fernandez has over 40 years of property and casualty insurance experience. He started his insurance career at a Miami-based managing general agency specializing in personal and commercial lines products. In 1983, he joined National Insurance Company and established regional company offices in Florida managing the day-to-day operations, product development, and marketing. In 1993, he joined AIB Financial Group in his role as Vice President of Residual Lines where he led the launch and expansion of their Joint Underwriting Association & Citizens Division as well as initiated the company’s “Write Your Own” Flood Operations. He served on the Board of Directors of Florida Windstorm Underwriting Association and is a past Chairman of the Florida Automobile Joint Underwriting Association. In 2003, Mr. Fernandez joined the MacNeill Group as Vice President and launched operations for multiple Florida start-up companies. While at MacNeill, Mr. Fernandez assisted in the establishment of Safepoint.

Non-Employee Directors

William M. Arowood has served as a director of Safepoint Holdings since August 2023. Mr. Arowood has over 40 years of experience in the insurance business. He has been involved in the retail insurance business as an officer of Madison Insurance Group, Inc. along with being an officer of Accident Insurance Company, Inc. and INVO PEO, Inc. In 1996, Mr. Arowood and his brother Robert Arowood founded Appalachian Underwriters, Inc. as a managing general agent and wholesale company that was acquired in December 2021 by Acrisure. Mr. Arowood served as Board Member of Appalachian Underwriters, Inc. from January 1996 to December 2021. He continues to serve as an officer of various insurance and professional employment organizations.

Jim Donelon currently serves as a contract consultant to the Company since 2024. He has served as a director of the Company since 2026. He previously served as Commissioner of Insurance for the State of Louisiana from 2006-2024, making him the longest-serving Commissioner of Insurance in the state’s history. In his position as President of the National Association of Insurance Commissioners (NAIC) in 2013, he became a respected and valued voice in insurance discussions nationwide and guided Louisiana through a number of deadly disasters, ranging from Hurricanes Katrina, Rita, Gustav, Ike, Isaac, Laura, Delta, Zeta and Ida as well as the COVID-19 pandemic. He was also a member of the NAIC Executive Committee from 2011-2024, he chaired the NAIC Surplus Lines Task Force from 2006-2024 and was Chair of the Southeast Zone and Chair of the Receivership Task Force in 2023. On a national basis, Mr. Donelon advises insurance companies, agencies, producers, and other industry participants on a wide range of corporate, operational and regulatory concerns. Through his decades of policy making and regulation of insurance, he has seen the industry adapt and respond to market changes stemming from the environment, social climate, and healthcare. As the industry continues to evolve, he has a unique perspective about the impact of insurance matters. He received his J.D. from Loyola University New Orleans College of Law.

Gary Prestia is a retired reinsurance executive and served as a director of Safepoint Holdings since 2015 and served previously as a director for Safepoint Insurance in 2014. Mr. Prestia has over 25 years of insurance and reinsurance experience spanning a variety of roles including Senior Vice President, President, and Chief Executive Officer for large

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

reinsurance companies. In 2005, Mr. Prestia was part of a team that started up Flagstone Re, a Bermuda based reinsurer. In his time at Flagstone, Mr. Prestia held the positions of Chief Underwriting Officer, North America and ultimately Chief Executive Officer of US operations. From 2013 to 2014, Mr. Prestia held the role of Senior Vice President—Reinsurance for American International Group. Mr. Prestia graduated from the St. John’s School of Risk Management and holds the Chartered Property & Casualty Underwriter (CPCU) and Associate in Reinsurance (ARe) designations. Mr. Prestia is currently retired.

Donald Rhomberg has served as a director of Safepoint Insurance since the company founding in 2013 and as a director of Safepoint Holdings since its incorporation in 2015. Mr. Rhomberg began his insurance career at the Prudential Insurance office in North Tampa, becoming licensed in life and health (218), property and casualty (220) and the Series 6 and 65 for financial services and annuities. Mr. Rhomberg joined Jaffe Tilchin Wealth Management in 2000, and his clients sought him out for his well-rounded approach to insurance coverage and eye towards the bottom line. Mr. Rhomberg is a member of the Life Underwriting Council (LUC), the Florida Association of Insurance Agents (FAIA), and the Tampa Association of Financial Underwriters (TAFU). Mr. Rhomberg left Jaffe Tilchin in 2024 and is now President of Nsurehub, a future-focused insurance agency recently spun-out of Safepoint Holdings.

Ben Rosenblum has served as a director of Safepoint Holdings since 2014. Mr. Rosenblum graduated from the College of Insurance (now the St John’s School of Risk Management) in 1994 with a B.S. in Actuarial Science. He worked for two years at Insurance Services Office primarily on their auto insurance and homeowners rating plans. In 1996, he moved to Centre Solution to create Centre’s actuarial systems. Upon completion of their reserving systems, he was asked to take a full-time position in their reserving group coordinating the reserving process. In that role, he coordinated the calculation and reporting of $8 billion of loss reserves. Additionally, he assumed responsibility for calculating the loss reserves for many transactions across different lines of business. Over time he also worked out under-performing deals, negotiated the pricing of commutations. In 2004, Mr. Rosenblum joined Assured Guaranty to run their loss reserving process, help with their capital modeling and underwrite and model structured credit business. Mr. Rosenblum served as Assured Guaranty’s Chief Actuary from 2021 through 2023, and since January 2024 serves as Chief Financial Officer of Assured Guaranty. During Mr. Rosenblum’s time at Assured Guaranty, he has been involved in many of its major strategic initiatives including: Leading the sale of its asset management division, the acquisition of other legacy monolines, underwriting structured insurance transactions, working out troubled credits and the analysis of many of its strategic investments. He is a fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

Amy Usiak has served as a director of Safepoint Holdings since 2024. Ms. Usiak is a communications professional with more than 20 years of comprehensive corporate communications and marketing experience. Ms. Usiak advises the board and management team on marketing, brand management, and internal and external communications strategies. She is the Vice President of Marketing and Communications at United Way of Buffalo and Erie County and a member of the Executive Team. She is responsible for developing and implementing comprehensive marketing and communications strategies that advance United Way’s mission, enhance its brand visibility, drive fundraising efforts, and engage key stakeholders. Prior to her current role, Ms. Usiak served as the Senior Director of Marketing and Communications for Evergreen Health, where she served as a member of the management team and directed all marketing and communications activities. She was responsible for the creation of Evergreen’s Corporate Communications Department and is a proven leader in maturing an organization’s communications capabilities and capacity. Her previous roles include serving as the Senior Account Coordinator at Independent Health, a not-for-profit health plan that serves the eight counties of Western New York with 400,000 members. Other previous roles provided Ms. Usiak with a strong foundation to advise Safepoint Insurance on all aspects of strategic communications, integrated

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

marketing, and internal messaging to promote organizational alignment. Ms. Usiak also brings previous board experience from her membership on the board of the Lumber City Development Corporation (2021-present) and as a member of Leadership Buffalo’s 2023 cohort.

Board Composition

Our bylaws provide that our Board of Directors shall be fixed from time to time by resolution of our Board of Directors. Currently our Board of Directors consists of eight members.

In accordance with our Certificate of Incorporation, our Board of Directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among the three classes as follows:

•	the Class I directors are Messrs. Flitman, Rosenblum, and Ms. Usiak, and their terms will expire at the annual meeting of stockholders to be held in 2027;

•	the Class II directors are Messrs. Hoffman, and Prestia, and their terms will expire at the annual meeting of stockholders to be held in 2028; and

•	the Class III directors are Messrs. Arowood, Donelon and Rhomberg, and their terms will expire at the annual meeting of stockholders to be held in 2029.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our company.

Our Board of Directors has determined that Messrs. Arowood, Prestia, Rosenblum, Donelon and Ms. Usiak are independent directors. In making this determination, our Board of Directors applied the standards set forth in the NYSE Rules and in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In evaluating the independence of Messrs. Arowood, Prestia, Rosenblum, Donelon and Ms. Usiak, our Board of Directors considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The Board of Directors also considered all other relevant facts and circumstances known to it in making this independence determination. In addition, Messrs. Arowood, Prestia, Rhomberg, Rosenblum, Donelon and Ms. Usiak are non-employee directors, as defined in Rule 16b-3 of the Exchange Act.

Board Leadership Structure

Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our bylaws and corporate governance guidelines will provide our Board of Directors with flexibility to combine or separate the positions of Chair of the Board and Chief Executive Officer. Our Board of Directors currently believes that our existing leadership structure, under which David Flitman serves as our chief executive officer and Chair of the Board, is effective, and achieves the optimal governance model for us and for our stockholders.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks our company faces, our Board of Directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board of Directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends [quarterly] meetings of the Board of Directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our Board of Directors.

In addition, we expect that our committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The audit committee will coordinate the Board of Director’s oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the audit committee on these areas. The compensation committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The nominating and corporate governance committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receives a report related to material risk oversight, the chairman of the relevant committee will report on the discussion to the full Board of Directors.

Code of Business Conduct and Ethics

We anticipate adopting an amended code of business conduct and ethics, effective immediately prior to the completion of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following its completion, the code of business conduct and ethics will be available on our website at www.safepointins.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Board Committees

Our Board of Directors has established the following committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•

reviews our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

The members of our audit committee are Messrs. Rosenblum (Chair), Donelon, Prestia, and Ms. Usiak. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our Board of Directors has determined that Mr. Rosenblum is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our Board of Directors has determined that each of Messrs. Rosenblum, Donelon, Prestia, and Ms. Usiak are independent under the heightened audit committee independence standards of the SEC and the NYSE. As allowed under the applicable rules and regulations of the SEC and the NYSE, we intend to phase in compliance with the heightened audit committee independence requirements to have a fully independent audit committee prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the applicable NYSE rules.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•

reviews, modifies and approves (or, if it deems appropriate, makes recommendations to our board of directors regarding) corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•

evaluates the performance of these officers in light of those goals and objectives and determines and approves (or, if it deems appropriate, recommends to our board of directors for determination and approval) the compensation of these officers based on such evaluations;

•	reviews, and for our executive officers, approves, (or, if it deems appropriate, recommends to our board of directors for determination and approval) the issuance of awards under our stock plans; and

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

•	reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are Messrs. Prestia (Chair), Donelon, Arowood, and Ms. Usiak. Each of the members of our Compensation Committee is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Messrs. Prestia, Donelon, Arowood, and Ms. Usiak are each an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE.

Nominating and Corporate Governance Committee

The principal duties and responsibilities of the Nominating and Corporate Governance Committee are as follows:

•	to identify candidates qualified to become directors, consistent with criteria approved by our Board of Directors;

•

to recommend to our Board of Directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the Board of Directors;

•	to recommend to our Board of Directors candidates to fill vacancies and newly created directorships on the Board;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to develop and recommend to our Board of Directors guidelines setting forth corporate governance principles; and

•	to oversee the evaluation of our Board of Directors and senior management.

The members of our Nominating and Corporate Governance Committee are Messrs. Donelon (Chair), Arowood, Prestia, and Ms. Usiak. [The members of our Nominating and Corporate Governance Committee meet the independence requirements under NYSE and SEC rules.]

Compensation Committee Interlocks and Insider Participation

None of the expected members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our Board or compensation committee.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

EXECUTIVE COMPENSATION

The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation of Named Executive Officers

The following table sets forth information regarding the compensation awarded to, earned by, or paid to certain of the executive officers of Safepoint Holdings, Inc., or the Company, during the fiscal year ended December 31, 2025. As an emerging growth company, the Company has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers. Throughout this registration statement, these three officers are referred to as the Company’s “named executive officers.”

The compensation reported in this summary compensation table below is not necessarily indicative of how the Company will compensate its named executive officers in the future. The Company expects that it will continue to review, evaluate and modify its compensation framework as a result of becoming a publicly traded company, and the Company’s compensation program following the completion of this offering could vary significantly from its historical practices.

We continue to finalize our review of the Company’s compensation disclosure, and will complete the relevant missing information in a subsequent filing.

Summary Compensation Table

Name and Principal Position	Fiscal Year (1)	Salary ($)(2)	Bonus ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
David Flitman	2025	691,615	955,710	10,845,667	10,500	12,503,492
Chief Executive Officer
Steven Hoffman	2025	389,423	537,338	4,338,134	10,500	5,275,394
Chief Financial Officer
Gustavo Fernandez	2025	300,000	320,529	2,169,067	10,500	2,800,096
Chief Underwriting Officer

(1)	The Company’s fiscal year ends on December 31.
(2)	The amounts reported as earned in this column include payments for unused paid time off equal to (i) for Mr. Flitman, $25,615, and (ii) for Mr. Hoffman, $14,423.
(3)

The amounts reported as earned in this column include the discretionary bonuses earned with respect to the fiscal year ended December 31, 2025 by each named executive officer pursuant to their respective employment agreements equal to (i) for Mr. Flitman, $666,000, (ii) for Mr. Hoffman, $375,000, and (iii) for Mr. Fernandez, $225,000. These amounts were paid on January , 2026. For additional information, please see “—Narrative to Summary Compensation Table—Annual Bonuses” below. In addition, the amounts reported as earned in this column also include payments pursuant to the long-term incentive cash awards held by each named executive

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

officer granted on December 31, 2024 and which each vested as to 33.3% on December 31, 2025 in the following amounts: (i) for Mr. Flitman, $289,710, (ii) for Mr. Hoffman, $162,338, and (iii) for Mr. Fernandez, $95,529. For additional information, please see “—Narrative to Summary Compensation Table—Long-Term Incentive Awards” below.

(4)

The amounts reported in this column reflect the aggregate grant date fair value of stock options granted to each named executive officer during the fiscal year ended December 31, 2025, in accordance with FASB ASC 718, and do not correspond to the actual value that might be realized by the named executive officers, which depends on the market value of the Company’s common stock on a date in the future when the options are exercised. The option awards reported in this column were granted on December 15, 2025. Each option award vests in equal annual installments over four years, subject to the applicable named executive officer’s continued employment through each vesting date and each option had a strike price equal to 180% to 403% times the fair market value of the underlying shares as of the date of grant, as further described in our “Outstanding Equity-Based Awards at Fiscal Year End” table below. As a result, the equity value of the Company would have to increase by 180% to 403% times the equity value of the Company as of the date the stock options were granted before any of the stock options would be “in-the-money” (requiring our executives to deliver a significant return to investors before the executives can benefit from their stock options). The grant date fair value for such awards is consistent with our estimate of the aggregate compensation cost to be recognized over the vesting period. For additional information, including a discussion of the assumptions used to calculate these values, please see “—Narrative to Summary Compensation Table—Option Awards” below and note to our consolidated financial statements.

(5)	The amounts reported as earned by each executive in this column include $10,500 of employer contributions made to our 401(k) plan.

Narrative to Summary Compensation Table

Executive Employment Agreements

Certain of the compensation paid to our named executive officers reflected in the summary compensation table was provided pursuant to employment agreements with the Company, which are summarized below. For a discussion of the severance pay and other benefits to be provided to the Company’s named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of the Company’s named executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.

We generally review the base salaries of our executive officers at the end of each fiscal year and consider and implement any merit or cost of living increases to such base salaries with effect on January 1 of the next fiscal year. Effective as of January 1, 2025, each named executive officer’s base salary was increased from $580,000, $325,000 and $255,000 for each of Messrs. Flitman, Hoffman and Fernandez, respectively to $666,000, $375,000 and $300,000, respectively. Effective as of January 1, 2026, in connection with our annual merit increases, each named executive officer’s base salary was increased from $666,000, $375,000 and $300,000, for each of Messrs. Flitman, Hoffman and Fernandez, to $875,000, $475,000 and $375,000 respectively.

Further, each executive is eligible to earn a discretionary annual bonus, determined by our board of directors (or, if applicable, its compensation committee), based on its assessment of Company and individual performance, following consultation with our Chief Executive Officer and Chief Financial Officer, subject to the executive’s continued employment through the applicable payment date. Each of our named executive officers is eligible to earn a target annual bonus equal to 100% of base salary for Messrs. Flitman and Hoffman and 75% of base salary for Mr. Fernandez.

Each of Messrs. Flitman, Hoffman and Fernandez are party to an employment agreement memorializing the terms of the executive’s employment with the Company, in each case, which provided for an indefinite term. Each such employment agreement subjects the executive to an indefinite confidentiality provision and an invention assignment provision and to non-competition

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

and non-interference covenants (while employed and for twenty-four (24) months thereafter with respect to Messrs. Flitman and Hoffman, and while employed and for twelve (12) months thereafter for Mr. Fernandez). Our named executive officers will also be entitled to participate in health, insurance, retirement and other benefits that are provided to other similarly situated employees of the Company.

For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment under the employment arrangements at or following this offering, please see “— Potential Payments Upon Termination or Change in Control” below.

Annual Bonuses

Bonuses payable to the Company’s named executive officers in respect of service during the fiscal year ended December 31, 2025 were paid on December 17, 2025 and were determined based on our board of directors’ assessment of the Company’s and each individual’s performance. After a review of our performance following the close of each fiscal year, our Chief Executive Officer and Chief Financial Officer make a recommendation to our board of directors regarding the bonus amounts that should be paid to our executive officers. The board of directors considers such recommendations and makes the final determination regarding the actual value of the bonuses that will be paid to our executive officers. For the fiscal year ended December 31, 2025, based on our board of directors’ assessment of Company and personal performance, the bonus for each of Messrs. Flitman, Hoffman and Fernandez was equal to $666,000, $375,000 and $225,000, respectively.

Long-Term Incentive Awards

On December 31, 2024, each named executive officer was granted a long-term incentive cash award, or the Cash LTIP Awards, in amounts equal to $870,000, $487,500 and $286,875 for each of Messrs. Flitman, Hoffman and Fernandez, respectively. The Cash LTIP Awards each vest over three years in equal annual installments on each of December 31, 2025, December 31, 2026 and December 31, 2027, subject to continued employment through each vesting date (except that upon a named executive officer’s death, any unvested portion of the Cash LTIP Award will immediately vest).

Option Awards

On December 15, 2025, the Company granted options to purchase shares of the Company’s common stock to each named executive officer at a fixed exercise price for a period of up to ten years. The stock options are eligible to vest ratably over four years, with one-fourth of the options eligible to vest on each of the first, second, third and fourth anniversaries of the grant date, subject to continued employment through each such vesting date. The stock option awards were issued with four tiers of premium exercise prices, ranging from approximately 180% to 403% of the fair market value of a share of the Company’s common stock on the date the options were granted. As a result, shares subject to each award will have a positive value only if the Company achieves the value threshold associated with the applicable premium exercise price, requiring our executives to deliver a significant return to investors before the executives can benefit from their stock options. The Company believes that premium-priced stock options strongly support our objective of ensuring that pay is aligned with increasing shareholder value and encouraging stock ownership, while also fostering retention. At each vesting date, each tranche of stock options that vest are to be allocated equally across the four exercise price tiers.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Health and Welfare Plans

The Company’s named executive officers are eligible to participate in its employee benefit plans, including its medical, dental, vision, life, disability, health and dependent care flexible spending accounts and accidental death and dismemberment benefit plans, in each case, on the same basis as all of its other employees.

Retirement Plan

The Company sponsors a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code, for the benefit of its employees, including the named executive officers. Our retirement plan currently provides for employer contributions to all participating employees equal to 3% of compensation plus an additional discretionary profit-sharing contribution of up to 3% of compensation. All employer contributions are immediately vested.

Clawback Policy

In connection with this offering, the Company will adopt a clawback policy designed to recoup any erroneously awarded compensation resulting from certain accounting restatements. If the Company is required to prepare an accounting restatement because of either (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then all incentive compensation paid or credited to each current or former executive officer for the restated period (up to three years) will be recalculated based on the restated results. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to the Company.

In the event of an executive officer’s failure to repay any erroneously awarded compensation due under the clawback policy, the Company would enforce the clawback policy and pursue other remedies to the fullest extent permitted by law, unless certain conditions are met and the compensation committee determines that recovery would be impracticable.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Outstanding Equity-Based Awards at Fiscal Year-End

The following table sets forth outstanding equity awards held by each of the Company’s named executive officers as of December 31, 2025, the last day of the Company’s 2025 fiscal year.

	Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) exerciseable	Number of securities underlying unexercised options (#) unexerciseable(1)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)		Option Expiration Date	Number of shares or units of stock that have not vested(2),(3)	Market value of shares or units of stock that have not vested ($)	Equity Incentive plan awards: number of unearned shares, units or other rights have not vested	Equity Incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
David Flitman							300,000	180,252,137	—	—
		32,596	—	1,078.54	(4)	12/15/2035
		32,596	—	1,353.46	(5)	12/15/2035
		32,596	—	1,917.40	(6)	12/15/2035
		32,597	—	2,421.98	(7)	12/15/2035
Steven Hoffman							125,000	75,105,057	—	—
		13,038	—	1,078.54	(4)	12/15/2035
		13,038	—	1,353.46	(5)	12/15/2035
		13,039	—	1,917.40	(6)	12/15/2035
		13,039	—	2,421.98	(7)	12/15/2035
Gustavo Fernandez							60,000	36,050,427	—	—
		6,519	—	1,078.54	(4)	12/15/2035
		6,519	—	1,353.46	(5)	12/15/2035
		6,519	—	1,917.40	(6)	12/15/2035
		6,520	—	2,421.98	(7)	12/15/2035

(1)

Represents options to purchase the Company’s common stock granted to each named executive officer on December 15, 2025, with one-fourth of the options eligible to vest on each of the first, second, third and fourth anniversaries of the grant date, subject to the named executive officer’s continued employment through each such date.

(2)

Represents awards of restricted shares of the Company’s common stock (the “Restricted Stock”) granted to each named executive officer on May 2, 2023 and eligible to vest on May 2, 2026, subject to the named executive officer’s continued employment through such date. Each of our named executive officers transferred their unvested Restricted Stock to the following family trusts: (i) for Mr. Flitman, the Emilia Flitman 2025 Descendants Trust and the Flitman Legacy Trust; (ii) for Mr. Hoffman, the Hoffman Legacy Trust and (iii) for Mr. Fernandez, the Gus Fernandez Legacy Trust.

(3)

Outstanding shares of common stock, including shares of Restricted Stock, participate in their pro-rata share of any dividends declared by the Company from time to time, which was factored into the grant date fair value of these awards. All such dividends with respect to unvested shares held by our named executive officers are paid directly to the applicable family trust.

(4)	The option exercise price is equal to approximately 180% of the fair market value of a share of the Company’s common stock on the date the options were granted.
(5)	The option exercise price is equal to approximately 225% of the fair market value of a share of the Company’s common stock on the date the options were granted.
(6)	The option exercise price is equal to approximately 319% of the fair market value of a share of the Company’s common stock on the date the options were granted.
(7)	The option exercise price is equal to approximately 403% of the fair market value of a share of the Company’s common stock on the date the options were granted.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Potential Payments Upon Termination or Change in Control

The following summaries describe the potential payments and benefits that the Company would provide to its named executive officers in connection with a termination of employment and/or a change in control, in each case, as of December 31, 2025, the last day of the Company’s 2025 fiscal year.

Severance Benefits

Pursuant to the employment agreements with each of our named executive officers as in effect on December 31, 2025, upon a termination of employment by us without “cause” (as defined in the applicable employment agreement) or by the executive with “good reason” (as defined in the applicable employment agreement), subject to the executive’s execution and non-revocation of a general release of claims in favor of the Company and its affiliates, the named executive officer will be entitled to (i) continued payment of the executive’s base salary (for twenty-four (24) months with respect to Messrs. Flitman and Hoffman, and for twelve (12) months with respect to Mr. Fernandez), and (ii) subject to the executive’s election of COBRA continuation coverage, provided the executive does not become eligible to receive comparable health benefits through a new employer, a monthly cash payment equal to the monthly COBRA premium cost for current coverage for the eighteen (18)-month (or, for Mr. Fernandez, the twelve (12)-month) period following the date of termination.

Each named executive officer’s employment agreement subjects them to customary confidentiality restrictions that apply during their employment and indefinitely thereafter, and provides that during the executive’s employment, and for a period of twenty-four (24)-months (or, for Mr. Fernandez, twelve (12)-months) thereafter, each executive will be subject to non-competition and non-interference covenants.

Restricted Stock and Stock Options

Except as otherwise set forth below, in the event of a named executive officer’s termination for any reason prior to the time that such named executive officer’s Restricted Stock or stock options have vested, (i) all vesting with respect to such awards will cease, and (ii) all unvested shares of Restricted Stock and unvested stock options will be forfeited to the Company for no consideration.

Pursuant to each of our named executive officer’s Restricted Stock grant agreements, in the event of a “change in control” of the Company prior to May 2, 2026, if the named executive officer has not experienced a termination prior to such change in control, 100% of the shares of Restricted Stock will vest upon the consummation of such change in control. If a named executive officer’s employment with the Company is terminated due to his or her death or disability on or after May 2, 2025, 100% of the shares of Restricted Stock granted to such named executive officer will immediately vest upon the occurrence of such event.

Equity Incentive Plans

We currently maintain the 2024 Stock Incentive Plan, or the 2024 Plan, pursuant to which we may grant various forms of equity compensation to our employees. We historically granted restricted stock and stock options to employees under the 2024 Plan. The 2024 Plan will be terminated in connection with this offering, other than with respect to awards that are already outstanding under the 2024 Plan.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

2026 Stock Incentive Plan

In connection with this offering, our board of directors intends to adopt, and we expect our stockholders to approve, the 2026 Incentive Plan, or the 2026 Plan. We expect that the 2026 Plan will become effective upon the completion of the offering and will replace our existing stock incentive plan. Although not yet adopted, we expect that the 2026 Plan will have the features described below.

The total number of shares of our common stock available for issuance pursuant to awards under the 2026 Plan will equal. In addition, the shares of common stock reserved for issuance under the 2026 Plan will include shares of common stock that are undelivered pursuant to awards outstanding under the 2024 Plan (under which we will cease granting awards upon the adoption of the 2026 Plan) that are canceled, forfeited, settled in cash or otherwise terminated without delivery to the holder of the full number of shares of common stock underlying the award. Further, the total number of shares of common stock reserved and available for delivery under the 2026 Plan will be increased on the first day of each of the fiscal years during the term of the 2026 Plan beginning with fiscal year 2027, in an amount equal to the lower of (i) 3% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii) of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors. The 2026 Plan will be administered by the compensation committee of our board of directors. The total number of shares of our common stock that may be issued in respect of incentive stock options is      shares. The number of shares of common stock available for issuance under the 2026 Plan will be subject to adjustment as provided therein. Any of our employees, directors or consultants of any of our subsidiaries or affiliates will be eligible to receive an award under the 2026 Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.

The 2026 Plan will permit the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, other stock-based awards, and any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2026 Plan. Each award, if and when made, will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.

Employee Stock Purchase Plan

In connection with this offering, our board of directors intends to adopt, and we expect our stockholders to approve, the 2026 Employee Stock Purchase Plan, or the 2026 ESPP. We do not expect to grant purchase rights under the 2026 ESPP until after the completion of this offering. The maximum number of shares of our common stock that may be issued under the 2026 ESPP is      shares and it will be administered by the compensation committee of our board of directors. Further, the total number of shares of common stock that may be issued under the 2026 ESPP will be increased on the first day of each fiscal year during the term of the 2026 ESPP beginning with fiscal year 2027, in an amount equal to the lowest of (i) 1% of the Company’s outstanding shares of common stock on the last day of the immediately preceding fiscal year, (ii)      of the Company’s shares of common stock and (iii) such number of shares of common stock as determined by our board of directors. Our employees, including executive officers, and the employees of any of our designated subsidiary corporations will be eligible to participate in the 2026 ESPP, provided they may have to satisfy one or more service requirements before participating in the 2026 ESPP, as determined by the administrator. An

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

employee may not be granted rights to purchase stock under the 2026 ESPP (x) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock or (y) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding, as determined under Section 423 of the Code and the rules thereunder.

The 2026 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The administrator may specify offerings with a duration of not more than twenty-seven (27) months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the 2026 ESPP.

Grants to be made on IPO

Our board of directors has approved grants of 3,700 shares of restricted stock, in the aggregate, to certain employees in connection with recent hires, promotions or other compensation adjustments, as applicable. These shares of restricted stock will be granted in connection with this offering under the 2026 Plan. The shares of restricted stock will cliff vest on April 1, 2029, subject to the grantee’s continued employment through such date. None of the recipients of the shares of restricted stock are executive officers.

Other than with respect to the restricted stock awards to be granted to our employee discussed above, no other determinations have been made as to the types or amounts of awards that will be granted to specific individuals under the 2026 Plan. Each award, if and when made, will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.

Director Compensation

For the fiscal year ended December 31, 2025, members of the Company’s board of directors received annual cash fees for services rendered. Our directors received either: (i) with respect to Robert Arowood, William Arowood, and Timothy Chesson, an annual cash fee of $100,000, or (ii) with respect to Benjamin Rosenblum, Gary Prestia, Don Rhomberg and Amy Usiak an annual cash fee of $40,000 and, with respect to Messrs. Rosenblum and Prestia, and an additional annual cash fee of $40,000 for service as chair of our audit committee, respectively.

On February 1, 2025, the Company granted shares of Restricted Stock to each non-employee director which were fully vested on the date of grant.

We also reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Director Compensation Table

The following table summarizes the total compensation paid to each non-employee director for the fiscal year ended December 31, 2025.

Name	Fees Earned or paid in Cash($)(1)	Stock Awards ($)(2)	Total ($)
Robert Arowood	100,000	38,016	138,016
William Arowood	100,000	38,016	138,016
Timothy Chesson	100,000	38,016	138,016
Gary Prestia	60,000	38,016	98,016
Don Rhomberg	40,000	38,016	78,016
Benjamin Rosenblum	80,000	38,016	118,016
Amy Usiak	40,000	38,016	78,016

(1)

The amounts in this column represent (i) for Messrs. Rosenblum and Prestia, annual fees equal to $40,000 for their service as directors during 2025 and additional payments equal to $40,000 and $20,000, respectively, for their service as chairs of the Audit Committee, respectively; (ii) for Messrs. Arowood, Arowood, and Chesson annual fees equal to $100,000 for their service as directors during 2025 and (iii) for Mr. Rhomberg and Ms. Usiak, annual fees equal to $40,000 for their service as directors during 2025.

(2)

The amounts reported in this column reflect the aggregate grant date fair value of awards of Restricted Stock granted to each non-employee director during the fiscal year ended December 31, 2025, in accordance with FASB ASC 718. The equity awards reported in this column were granted on February 1, 2025. For additional information regarding the assumptions used to calculate these values, see Note 16—Stockholders’ Equity to our consolidated financial statements included elsewhere in this prospectus.

In connection with this offering, our board is expected to approve an adjustment to the cash compensation for our non-employee directors, pursuant to which each non-employee members of our board of directors will receive an annual cash retainer of $80,000 for service on our board of directors and the Chair of the Audit Committee will receive an additional annual cash retainer of $70,000 for service as chairperson of the committee.

Each non-employee member of our board of directors will continue to remain eligible for annual equity awards with a grant date value that is consistent with prior years’ awards.

We will also reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors.

In connection with this offering, our board is expected to approve a new compensation program for our non-employee directors, pursuant to which non-employee members of our board of directors will receive the following compensation for service on our board of directors:

•	Annual cash retainer of $ for each non-employee director;

•	Additional cash retainer for the Chair of the committee of $ for service as chairperson of the committee;

•	An initial equity award in connection with this offering of with a grant date value of $ , vesting on the anniversary of our offering; and

•

An annual award to be granted on the date of the Company’s annual meeting of stockholders with a grant date value of $   , with all of the shares of our common stock subject to the award vesting on the earlier of either the date of the Company’s next annual meeting of stockholders or the one-year anniversary of the date of the grant.

We will also reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation,” the following is a description of transactions since January 1, 2022, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5.0% of our common stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Investment Agreement with ClinchPoint

Pursuant to an investment agreement, dated as of August 31, 2023, by and between Safepoint Holdings and ClinchPoint Holdings, LLC (“ClinchPoint”) (the “ClinchPoint Investment Agreement”), ClinchPoint purchased 254,159 shares of common stock of Safepoint Holdings. In exchange, ClinchPoint (i) sold its 50% equity ownership interest in Cajun Underwriters Holdings, LLC to Safepoint Holdings and (ii) transferred its $6 million aggregate principal amount of Cajun Surplus Notes (as defined below) to Safepoint Holdings. As part of the consideration, ClinchPoint was entitled to appoint three individuals to our board of directors. [The ClinchPoint Investment Agreement will terminate upon the consummation of the offering contemplated by this prospectus.]

The Shuriken Fund

Safepoint Holdings is a limited partner of Shuriken I, L.P., a Delaware limited partnership (the “Shuriken Fund”). The Shuriken Fund is a private investment fund that seeks to achieve favorable-risk adjusted returns by investing primarily in a portfolio of catastrophe bonds selected by its investment manager. The investment manager of the Shuriken Fund is Shuriken Capital Management, LLC, a Delaware limited liability company (the “Shuriken Manager”). A subsidiary of the Shuriken Manager acts as the general partner of the Shuriken Fund. The Shuriken Manager is not owned by Safepoint but majority-owned and controlled by David Flitman and Steve Hoffman. Other employees, officers and/or directors of Safepoint Holdings have, or may in the future be granted, an interest in the Shuriken Manager. ClinchPoint also owns a minority interest in the Shuriken Manager.

Pursuant to a Subscription Agreement dated May 2, 2025, Safepoint Holdings made a seed capital contribution to the Shuriken Fund as its initial limited partner in the amount of $10,000,000 (the “Fund Investment”). The Fund Investment is not currently subject to any management fees or other compensation payable to the Shuriken Manager. Any third-party investors in the Shuriken Fund will be subject to management fees payable to the Shuriken Manager. The Fund Investment may not be withdrawn until after May 31, 2027, and then only in accordance with the withdrawal terms applicable to the Fund Investment at the time of withdrawal.

On May 2, 2025, Safepoint Holdings also made an unsecured loan of $1,200,000 to the Shuriken Manager for working capital, which accrues interest at 8% (per annum) and is due and payable on April 30, 2035. Interest is due and payable on December 31st of each year, in cash or capitalized into the principal amount. The Shuriken Manager is in compliance with all required payments under the unsecured loan. Safepoint Holdings has also entered into a services agreement with the Shuriken Manager pursuant to which Safepoint Holdings provides, either directly or through the secondment of employees, certain middle- and back-office services to the Shuriken Manager, including operations, accounting, investor relations, and information technology support.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Nsurehub, Inc.

Certain shareholders of Safepoint Holdings and members of management are members of Crawdaddy’s Ventures, LLC, a Florida limited liability company (“Crawdaddy”), which is a holding company for Nsurehub, Inc. (“Nsurehub”). David Flitman is the largest shareholder in Crawdaddy and maintains a position of Chief Executive Manager of Crawdaddy. Other employees, officers and/or directors of Safepoint Holdings have, or may in the future be granted, an interest in Crawdaddy. ClinchPoint and Steven Hoffman also own minority interests in Crawdaddy and are managers of Crawdaddy. Donald Rhomberg, one of our Directors, is currently the President of NsureHub, and he received an annual salary of $150,000 from 2023.

Pursuant to a Stock Purchase Agreement, dated March 31, 2024, Safepoint Holdings sold 100% of the equity of Nsurehub, a wholly owned subsidiary of Safepoint Holdings, to Crawdaddy’s Ventures, LLC for a purchase price of $120,000. Nsurehub is a non-exclusive insurance agent that writes business on behalf of Safepoint Holdings and other unaffiliated insurers. As of December 31, 2025, Nsurehub was the insurance agent for [•]% of our in-force premiums.

Safepoint Holdings has also entered into a services agreement, dated October 1, 2025, with Nsurehub pursuant to which Safepoint Holdings provides, either directly or through the secondment of employees, certain middle- and back-office services to Nsurehub, including operations, accounting, investor relations, and information technology support.

Safepoint Foundation

In 2024, Safepoint Holdings formed Safepoint Foundation Inc., a 501(c)(3) organization (“Safepoint Foundation”) for the purpose of fostering the Company’s charitable initiatives. In the year ended December 31, 2024 and December 31, 2025, Safepoint Holdings contributed $250,000 and $350,000, respectively, to Safepoint Foundation.

Bobcat Re LLC

Certain shareholders of Safepoint Holdings and members of management are members of Bobcat Re, LLC, a Florida limited liability company (“Bobcat”), which is a reinsurance managing general underwriter for interventional business. Bobcat is led by an independent management team and writes business that does not compete with Safepoint. David Flitman is the largest shareholder in Bobcat. Other employees, officers and/or directors of Safepoint Holdings have, or may in the future be granted, an interest in Bobcat. Steven Hoffman also owns a minority interest in Bobcat.

On November 12, 2025, Safepoint Holdings made an unsecured loan of $600,000 to Bobcat for working capital, which pays interest at 8% (per annum) and is due and payable on November 30, 2035.

Safepoint Holdings has also entered into a services agreement, dated November 11, 2025, with Bobcat pursuant to which Safepoint Holdings provides, either directly or through the secondment of employees, certain middle- and back-office services to Bobcat, including operations, accounting, investor relations, and information technology support.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Shareholders Agreement

Prior to completion of this offering, we were a party to a shareholders agreement, dated as of July 1, 2015 (the “shareholders agreement”), with certain holders of our outstanding capital stock. The shareholders agreement provides for a right of first refusal, tag-along rights, drag-along rights and preemptive rights in respect of sales by certain holders of our capital stock. [The shareholders agreement was amended to terminate automatically upon completion of this offering.]

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, subject to certain exceptions, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party, and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of [•], and as adjusted to reflect the sale of our common stock offered by us and the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable, or restricted stock or restricted stock units vesting, within 60 days of [•]. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on [•] shares of common stock outstanding as of [•]. We have based our calculation of the percentage of beneficial ownership after this offering on shares of common stock outstanding immediately after the closing of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of [•], are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

After this Offering(2)
	Prior to this Offering(1)			Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriters’ Option
	Shares Owned	Percentage	Shares Offered	Shares Owned	Percentage	Shares Owned	Percentage

Name of Beneficial Owner

Greater than 5% Stockholders:

ClinchPoint Holdings, LLC(3)

David Flitman

Named Executive Officers, Directors and Director Nominees:

Steve Hoffman

Jennifer Cotugno

Gus Fernandez

Michael Mowel

William M. Arowood

Jim Donelon

Gary Prestia

Donald Rhomberg

Ben Rosenblum

Amy Usiak

All executive officers, directors and director nominees as a group ([•] persons)

Other Selling Stockholders:

Robert Arowood

Tim Chesson

Acrisure-SI Vehicles, LLC(4)

(5)

(1)	As of [•].
(2)	As of [•].
(3)	Reflects securities held by ClinchPoint Holdings, LLC. [Additional Information to come]. The address of the [ClinchPoint Parties] is [•].
(4)	Reflects securities held by Acrisure-SI Vehicles, LLC. [Additional Information to come]. The address of the [Acrisure Parties] is [•].
(5)	Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our common stock.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

DESCRIPTION OF CAPITAL STOCK

General

As of the closing of this offering, our authorized capital stock will consist of [•] shares of common stock, par value $0.01 per share.

The following descriptions of our capital stock, provisions of our Certificate of Incorporation, our Bylaws and the Amended and Restated Stockholders Agreement are summaries and are qualified by reference to the full text of those documents, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. The following summary of relevant provisions of the DGCL is qualified by the full text of such provisions. The description of our capital stock reflects changes to our capital structure that will occur prior to the closing of this offering.

Common Stock

As of [•], we had [•] shares of common stock outstanding.

The holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock will be entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities. The common stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Following the completion of this offering, all outstanding shares of common stock will be fully paid and non-assessable.

Registration Rights / Piggyback Rights

Upon the closing of this offering, certain holders of shares of our common stock, which shares we refer to as “registrable securities,” will be entitled to rights with respect to the registration of these registrable securities under the Securities Act. These rights are provided under the terms of the Amended and Restated Stockholders’ Agreement. The Amended and Restated Stockholders’ Agreement includes demand registration rights and piggyback registration rights. Holders of registrable securities representing at least 10% of our outstanding common stock will be entitled to demand registration rights, and holders of registrable securities representing at least 2% of our outstanding common stock will be entitled to piggyback registration rights.

All underwriting discounts applicable to the sale of registrable securities pursuant to the Amended and Restated Stockholders’ Agreement shall be borne by the holders of registrable securities participating in such sale. Any additional expenses incurred in connection with exercise of registration rights under the Amended and Restated Stockholders’ Agreement, including all registration, filing and qualification fees, printers’ and accounting fees, and fees and disbursements of our counsel shall be borne by us.

Subject to certain exceptions contained in the Amended and Restated Stockholders’ Agreement, the underwriters may limit the number of shares included in an underwritten offering by holders of registrable securities to the number of shares which the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Demand Registration Rights

Form S-1. If at any time following the effective date of the registration statement of which this prospectus forms a part, a holder of registrable securities representing at least 10% of our outstanding common stock requests in writing that we effect a registration and the anticipated price to the public of such registrable securities is $[•] million or more, we may be required to register their shares. We are obligated to effect at most four registrations for the holders of registrable securities in response to these demand registration rights, subject to certain exceptions.

Form S-3. If at any time we become entitled under the Securities Act to register our shares on Form S-3, a holder of registrable securities representing at least 10% of our outstanding common stock requests in writing that we register their shares for public resale on Form S-3 and the price to the public of the offering is $[•] million or more, we will be required to provide notice to all holders of registrable securities and to use all reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, we have already effected four registrations on Form S-1 for the holders of registrable securities.

Piggyback Registration Rights

After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of registrable securities representing at least 2% of our outstanding common stock will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related solely to an employee benefit plan, a registration related solely to a corporate reorganization or transaction under Rule 145 of the Securities Act or any rule adopted by the SEC in substitution thereof or amendment thereto, or a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.

Anti-Takeover Matters in our Governing Documents and Under Delaware Law

Our Certificate of Incorporation and our Bylaws will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but unissued capital stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Classified board of directors

Our Certificate of Incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our common stock. In addition, our Certificate of Incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of us or changes in our management.

Delaware anti-takeover law

After this offering, we will be subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock or is the corporation’s affiliate or associate and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No cumulative voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special stockholder meetings

Our Certificate of Incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chair of the board of directors. Our Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Director nominations and stockholder proposals

Our Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Certificate of Incorporation will only permit stockholder action by unanimous written consent.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon the closing of this offering, our Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2⁄3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2⁄3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Certificate of Incorporation described above.

The foregoing provisions of our Certificate of Incorporation and our Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Exclusive forum

Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director (including any director serving as a member of the Executive Committee), officer, agent, or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. Furthermore, this application to Securities Act claims and Section 22 of the Securities Act create concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation.

Limitations of liability and indemnification

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. We have also entered into and will continue to enter into indemnification agreements with our directors and executive officers which provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL, subject to certain exceptions as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements and Directors’ and Officers’ Liability Insurance.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We are

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our indemnification agreements and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity

Our certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to insurance underwriting activities.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Computershare Inc. and Computershare Trust Company, N.A. (collectively, “Computershare”). The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

We have applied to list our common stock on the NYSE under the symbol “SFPT.”

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our existing indebtedness. We refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

Credit Facilities

On February 18, 2025, Safepoint Holdings (as the borrower thereunder) and certain of its subsidiaries (as guarantors thereunder) entered into the Credit Agreement with the lenders from time to time party thereto, and Regions Bank as the administrative agent, pursuant to which we incurred a $100 million term loan, as well as commitments in respect of the DDTL Facility and the Revolving Credit Facility. As of December 31, 2025, there was approximately $116.3 million in outstanding borrowings under the Credit Agreement, and there remained available for future drawings $90.0 million under the DDTL Facility and $75.0 million under the Revolving Credit Facility.

The Credit Agreement contains financial covenants, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions, and is secured by liens and security interests on substantially all of our assets (subject to customary exceptions) (such assets, collectively, the “collateral”). All of these covenants, restrictions, liens and security interests impact how we operate our business and may limit our flexibility in planning for, or reacting to, changes in our business and industry. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding debt under the Credit Agreement may be declared immediately due and payable. Our assets or cash flow may not be sufficient to fully repay outstanding borrowings if accelerated upon an event of default. Furthermore, if we are unable to repay, refinance, or restructure the Credit Agreement and the outstanding borrowings thereunder, the lenders could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition, and results of operations.

Cajun Surplus Notes

As of September 30, 2025, Cajun has issued approximately $41.75 million in aggregate principal amount of subordinated surplus notes (the “Cajun Surplus Notes”) on the terms summarized in the table below. Prior AL DOI approval is required for Cajun to make any payment of interest on, principal of, and any redemption amount with respect to, the Cajun Surplus Notes. If any such payment is not approved and therefore deferred by the AL DOI, no event of default will occur and no interest will accrue on the deferred amount. The Cajun Surplus Notes are unsecured general obligations that are expressly subordinated in their right of payment to policyholder obligations and other obligations of Cajun. The Cajun Surplus Notes were issued in reliance on the exemption for sales of securities not involving a public offering provided by Section 4(a)(2) of the Securities Act.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Issue Date	Holder	Amount	Interest Rate	Maturity Date
June 15, 2022	Safepoint Insurance Company(1)	$6 million	8%	December 31, 2042
June 15, 2022	Cajun Investco I, LLC(2)	$3 million	8%	December 31, 2042
June 15, 2022	Safepoint Insurance Company(1)	$6 million	8%	December 31, 2042
September 23, 2022	Cajun Investco I, LLC(2)	$2 million	8%	December 31, 2042
May 4, 2023	Cajun Underwriters Holdings, LLC(1)	$3 million	8%	December 31, 2042
February 7, 2024	Safepoint Holdings, Inc.	$1.75 million	8%	December 31, 2044
November 11, 2024	Manatee Insurance Exchange	$10 million	8%	November 11, 2044
January 31, 2025	Safepoint Insurance Company(1)	$10 million	8%	January 31, 2045

(1)	A wholly owned subsidiary of Safepoint Holdings, Inc.
(2)	A wholly owned subsidiary of Acrisure, LLC.

Manatee Surplus Notes

As of September 30, 2025, Manatee has issued approximately $25 million in aggregate principal amount of subordinated surplus notes (the “Manatee Surplus Notes”) on the terms summarized in the table below. Prior FLOIR approval is required for Manatee to make any payment of interest on, principal of, and any redemption amount with respect to, the Manatee Surplus Notes. If any such payment is not approved and therefore deferred by the FLOIR, no event of default will occur and no interest will accrue on the deferred amount. The Manatee Surplus Notes are unsecured general obligations that are expressly subordinated in their right of payment to policyholder obligations and other obligations of Manatee. The Manatee Surplus Notes were issued in reliance on the exemption for sales of securities not involving a public offering provided by Section 4(a)(2) of the Securities Act.

Issue Date	Holder	Amount	Interest Rate	Maturity Date
January 5, 2024	Safepoint Holdings, Inc.	$20 million	8%	January 5, 2044
January 18, 2024	Acrisure-SI Vehicles, LLC	$5 million	8%	January 18, 2044

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the closing of this offering, based on the number of shares of our capital stock outstanding as of [•], [•] shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any, and no exercise of outstanding options. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock not sold in this offering will be, and shares subject to outstanding restricted stock awards will, upon issuance, be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Substantially all of our selling stockholders and our executive officers, directors and holders of our capital stock and securities exchangeable or exercisable for our capital stock have entered lock-up agreements with the underwriters under which they have agreed, subject to certain customary exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

beginning on the date of this prospectus, all     shares of our common stock sold in this offering will be immediately available for sale in the public market; and

beginning 180 days after the date of this prospectus, the remaining     shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers, directors, substantially all the selling stockholders and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have agreed or will agree, with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, and will not cause or direct any of our or their respective affiliates to, without the prior written consent of Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

defined) which is designed to, or which reasonably could be expected to lead to, or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (i) or (ii) above. Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC may, in their discretion, release any of the securities subject to lock-up agreements at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period,

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the closing of this offering to register shares of our common stock subject to options outstanding under the 2024 Plan, as well as reserved for future issuance under our 2026 Equity Compensation Plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned “Executive Compensation—Potential Payments Upon Termination or Change in Control” for a description of our equity compensation plans.

Registration Rights

We have granted certain registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section entitled “Description of Capital Stock—Registration Rights/Piggyback Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S federal income tax consequences relating thereto, does not address the potential application of the alternative minimum tax or Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences (other than those specifically set forth below) or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons that own or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions on Our Common Stock

If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against, and reduce a non-U.S. holder’s tax basis in, our common stock, but not below zero. Any distribution in excess of a non-U.S. holder’s tax basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described in the “Gain On Disposition of Our Common Stock” section below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to the applicable withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes, although there can be no assurance, we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on, or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including the availability of, and procedure for obtaining, an exemption from backup withholding.

Withholding on Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Proposed Treasury Regulations, which may be relied upon until final Treasury Regulations are finalized, currently eliminate FATCA withholding on payments of gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC, have severally agreed to purchase from us the following number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the underwriters’ option to purchase additional shares described below unless and until this option is exercised, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $    per share under the initial public offering price. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to      additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We and the selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us or the selling stockholder per share of common stock. The underwriting discounts and commissions are  % of the initial public offering price. We and the selling stockholder have agreed to pay the

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

underwriters the following discount, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

Total Fees
	Fee per share	Without Exercise of Underwriters’ Option	With Full Exercise of Underwriters’ Option
Discounts paid by us	$	$	$
Discounts paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discount, will be approximately $    million. We have agreed to reimburse the underwriters for certain of their expenses up to a maximum amount of $[•].

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We, our officers and directors, the selling stockholders and certain other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale.”

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares of common stock in excess of the common stock the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common stock over-allotted by the underwriters is not greater than the number of common stock that they may purchase in the over-allotment option. In a naked short position, the number of common stock involved is greater than the number of common stock in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing common stock in the open market.

•

Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common stock to close out the short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the over-allotment option. If the underwriters sell more common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

could be downward pressure on the price of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of common stock or preventing or retarding a decline in the market price of common stock. As a result, the price of common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, and if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of our common stock to underwriters and selling stockholders for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling stockholders that will make internet distributions on the same basis as other allocations.

We have applied to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SFPT.”

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholder and the representatives of the underwriters. Among the factors that will be considered in determining the public offering price are:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common stock offered by this prospectus for sale to our director, director nominees, officers and certain of our employees and other persons associated with us. Pursuant to the underwriting agreement, the sales will be made by [•], an underwriter of this offering,

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

through a Directed Share Program. If these persons purchase reserved common stock, it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. Any shares sold in the Directed Share Program to a party who has entered into a lock-up agreement described above shall be subject to the provisions of such lock-up agreement.]

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation (as defined herein), except that

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation (as defined herein);

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the representative and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Notice to Prospective Investors in the United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined herein);

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of the shares of common stock shall require any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any of our shares of common stock under, the offers to the public contemplated in this prospectus, or to whom our shares of common stock are otherwise made available, will be deemed to have represented, warranted, acknowledged, and agreed to and with us, the underwriters, and their respective affiliates that it meets the criteria outlined in this section.

This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) are persons falling within Article 49(2)(a) to (d)(“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iii) persons who are outside the United Kingdom; and (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The shares of common stock will only be available to, and any invitation, offer, or agreement to subscribe for, purchase, or otherwise acquire such shares will be engaged only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Neither this prospectus nor any other offering or marketing material relating to the offering, us, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, FINMA, and the offer of shares of common stock has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “FIEA”) and no shares of common stock will be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person “resident” in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Section 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

hereby notify all relevant persons (as defined in Section 309A of the SFA), that the shares of common stock are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on the Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Brazil

The offer and sale of the shares of common stock have not been, and will not be, registered with the Brazilian Securities Commission, Comissão de Valores Mobiliários (“CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares may only be offered to Brazilian Professional Investors (as defined by the applicable CVM regulation), who may only acquire the shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares of common stock on regulated securities markets in Brazil is prohibited.

Notice to Prospective Investors in Bermuda

The shares of common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

LEGAL MATTERS

Willkie Farr & Gallagher LLP will pass upon the validity of the shares of our common stock being offered by this prospectus. Latham & Watkins LLP is acting as counsel to the underwriters.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

CHANGE IN ACCOUNTANTS

On November 18, 2024, our board of directors approved the engagement of PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements for the year ended December 31, 2024. We were not an SEC filer at the time of RSM US LLP’s replacement by PricewaterhouseCoopers LLP. The audited financial statements included in this prospectus for the years ended December 31, 2024 and 2025 have been audited by PricewaterhouseCoopers LLP.

During the year ended December 31, 2023, and through November 22, 2024, there were no disagreements with RSM US LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM US LLP, would have caused them to make reference thereto in their report on our financial statements for the year ended December 31, 2023. The report of RSM US LLP on our financial statements for the year ended December 31, 2023, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the year ended December 31, 2023, and through November 22, 2024, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

During the year ended December 31, 2023 and the subsequent interim period preceding the engagement of PricewaterhouseCoopers LLP, the Company did not consult with PricewaterhouseCoopers LLP with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements, and no written report or oral advice of PricewaterhouseCoopers LLP was provided that was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K), or any “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided RSM US LLP with a copy of the foregoing disclosure and requested that RSM US LLP provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of RSM US LLP’s letter, dated [•], 2025, provided in response to that request, is filed as Exhibit 16.1 to the Registration Statement of which this prospectus forms a part.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

EXPERTS

The financial statements as of December 31, 2024 and December 31, 2025 and for each of the two years in the period ended December 31, 2025 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.safepointins.com where, upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

As of and for the years ended December 31, 2025 and 2024

Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Safepoint Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Safepoint Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of stockholders’ equity and of cash flows for the years then ended, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

April 13, 2026

We have served as the Company’s auditor since 2024.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Consolidated Balance Sheet

(In thousands, except per share amounts)

	December 31, 2025	December 31, 2024
Assets:
Fixed maturity securities, available for sale, at fair value (amortized cost of $118,798 and $62,242)(1)	$121,795	$63,320
Equity securities, at fair value	106	118

Total investments	121,901	63,438
Cash and cash equivalents(1)	632,655	250,173
Restricted cash(1)	18,068	11,545
Premiums receivable, net(1)	23,144	20,343
Reinsurance recoverable, net(1)	53,645	70,925
Prepaid reinsurance premiums(1)	90,720	115,267
Assumed reinsurance receivable, net(1)	34,762	76,917
Property and equipment, net(1)	5,131	4,394
Income taxes receivable(1)	4,596	—
Deferred income tax asset, net	9,895	9,200
Deferred policy acquisition costs, net(1)	40,645	24,207
Intangible assets, net(1)	22,723	24,744
Goodwill	17,932	17,932
Other assets	31,370	17,103

Total assets	$1,107,187	$706,188

Liabilities and Stockholders’ Equity
Liabilities:
Unpaid losses and loss adjustment expenses(1)	$152,167	$145,221
Unearned premiums(1)	480,783	356,835
Advance premiums(1)	6,375	3,753
Accrued expenses(1)	6,620	2,977
Commissions payable(1)	4,251	5,812
Checks issued in excess of funds	3,080	5,484
Income tax payable(1)	1,633	3,181
Long-term debt(1)(2)	123,312	31,715
Interest payable(1)	1,536	1,501
Reinsurance payable(1)	19,682	26,445
Funds held under reinsurance contracts(1)	—	11
Other liabilities(1)	14,028	15,935

Total liabilities	813,467	598,870
Commitments and Contingencies (Note 13)
Preferred stock, $0.001 par value, 6.0% cumulative dividend, (0 and 114,622 shares authorized, issued, and outstanding, respectively)(2)	—	9,841
Refundable reciprocal subscriber contributions	30,040	15,418
Stockholders’ Equity:
Common stock, par value $0.001 (5,000,000 authorized, 2,306,390 issued, 512,934 and 472,797 outstanding, respectively)	—	—
Additional paid-in capital	110,448	53,393
Retained earnings	162,083	28,664
Treasury stock, at cost 71,132 and 43,174 shares, respectively	(11,178)	(799)
Accumulated other comprehensive income, net of tax	2,327	801

Total stockholders’ equity	263,680	82,059

Non-controlling interest	46,535	(4,727)
Total equity attributable to controlling interest	217,145	86,786

Total liabilities and stockholders’ equity	$1,107,187	$706,188

(1)	See Note 10 for details of balances associated with variable interest entities
(2)	See Note 16 for additional information regarding related party transactions

See accompanying Notes to the Consolidated Financial Statements.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In thousands, except per share amounts)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Revenues:
Gross written premiums	$927,238	$642,591
Change in gross unearned premiums	(123,948)	(114,052)

Gross earned premiums	803,290	528,539
Ceded earned premiums	(325,413)	(290,549)

Net earned premiums	477,877	237,990
Policy fee income	6,680	4,792
Net investment income	24,939	13,802
Net realized investment (loss) gain	(23)	177
Other insurance related income	6,836	5,398

Total revenues	516,309	262,159

Expenses:
Losses and loss adjustment expenses, net	145,275	136,050
Policy acquisition costs, net of ceding commissions	59,158	38,877
General and administrative expenses	74,394	52,262
Interest expense(1)	10,089	4,744
Loss on debt extinguishment	8,873	—

Total expenses	297,789	231,933

Income before income taxes	218,520	30,226
Provision for income tax expense	52,937	5,970

Net income	165,583	24,256
Net income (loss) attributable to non-controlling interest	8,367	(17,026)

Net income attributable to controlling interest	157,216	41,282
Other comprehensive income:
Change in net unrealized gain on fixed maturity investments	2,033	62
Reclassification adjustment for net realized investment (gains) losses	(17)	43
Income tax expense related to items of other comprehensive income	(490)	(82)

Total other comprehensive income	1,526	23
Total comprehensive income	167,109	24,279
Less: Comprehensive income (loss) attributable to non-controlling interest	8,230	(17,287)

Comprehensive income attributable to controlling interest	$158,879	$41,566

Earnings per share:
Basic	$317.47	$86.05
Diluted	$118.18	$32.80
Weighted average shares outstanding
Basic	494,263	472,797
Diluted	1,330,310	1,258,712

(1)	See Note 16 for additional information regarding related party transactions

See accompanying Notes to the Consolidated Financial Statements.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In thousands, except share and per share amounts)

	Redeemable Preferred Stock		Reciprocal Subscriber Contributions	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income, Net of Tax	Retained Earnings	Total Stockholders’ Equity	Non- Controlling Interest	Total Equity Attributable to Controlling Interest
	Shares	Amount		Shares	Amount
Balance as of January 1, 2024	114,622	$9,841	$5,049	472,797	$—	$34,169	$(799)	$778	$5,008	$39,156	$(4,126)	$43,282

Equity-based compensation	—	—	—	—	—	2,538	—	—	—	2,538	—	2,538

Other comprehensive income	—	—	—	—	—	—	—	23	—	23	(261)	284

Preferred stock dividends	—	—	—	—	—	—	—	—	(600)	(600)	—	(600)

Refundable subscriber contributions(1)	—	—	27,055	—	—	—	—	—	—	—	—	—

Subscriber contributions	—	—	(16,686)	—	—	16,686	—	—	—	16,686	16,686	—

Net income	—	—	—	—	—	—	—	—	24,256	24,256	(17,026)	41,282

Balance as of December 31, 2024	114,622	$9,841	$15,418	$472,797	$—	$53,393	$(799)	$801	$28,664	$82,059	$(4,727)	$86,786

Issuance of common stock	—	—		700	—	—	—	—	—	—	—	—

Equity-based compensation	—	—	—	—	—	4,182	—	—	—	4,182	—	4,182

Other comprehensive income	—	—	—	—	—	—	—	1,526	—	1,526	(137)	1,663

Preferred stock dividends	—	—	—	—	—	—	—	—	(300)	(300)	—	(300)

Other operating activities	—	—	—	—	—	—	—	—	(144)	(144)	—	(144)

Common stock dividends	—	—	—	—	—	—	—	—	(31,720)	(31,720)	—	(31,720)

Treasury stock acquired	—	—	—	(27,958)	—	—	(10,379)	—	—	(10,379)	—	(10,379)

Redemption of preferred stock	(114,622)	(9,841)	—	67,395	—	9,841	—	—	—	9,841	—	9,841

Refundable subscriber contributions(1)	—	—	57,654	—	—	—	—	—	—	—	—	—

Subscriber contributions	—	—	(43,032)	—	—	43,032	—	—	—	43,032	43,032	—

Net income	—	—	—	—	—	—	—	—	165,583	165,583	8,367	157,216

Balance as of December 31, 2025	—	$—	$30,040	512,934	$—	$110,448	$(11,178)	$2,327	$162,083	$263,680	$46,535	$217,145

(1)	The refundable subscriber contributions are presented net of $9.8 million and $6.1 million of cancellations as of December 31, 2025 and 2024, respectively.

See accompanying Notes to the Consolidated Financial Statements.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Operating activities
Net income	$165,583	$24,256
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,534	9,283
Amortization of debt issuance costs	922	60
Amortization of bond premium and discount, net	(739)	(452)
Amortization of equity-based compensation	4,182	2,538
Loss on debt extinguishment	8,873	—
Disposal on property, plant, and equipment	447	—
Net realized loss (gain) on investments	23	(177)
Changes in net operating assets and liabilities:
Premiums receivable	(2,801)	3,508
Reinsurance recoverable	17,281	40,014
Prepaid reinsurance premiums	24,546	45,081
Current income taxes	(6,145)	2,667
Deferred income taxes	(695)	(5,794)
Other assets	(14,270)	(6,516)
Unpaid loss and loss adjustment expenses	6,945	(2,663)
Unearned premiums	123,948	110,143
Advance premiums	2,622	(1,543)
Assumed reinsurance receivable	42,156	(57,393)
Reinsurance payable	(6,763)	(24,442)
Accrued expenses	3,642	(1,193)
Funds held under reinsurance treaties	(11)	2,365
Commission payable	(1,561)	910
Interest payable(1)	35	343
Deferred acquisition costs	(16,438)	(26,102)
Other liabilities	(1,905)	5,127

Net cash provided by operating activities	353,411	120,020

Investing activities
Purchases of fixed-maturity securities available for sale	(102,148)	(33,741)
Proceeds from sales and maturities of fixed-maturity securities available for sale	45,919	9,940
Purchases of equity securities	—	(32)
Proceeds from sales of equity securities	12	—
Cost of property and equipment acquired	(2,698)	(3,559)

Net cash used in investing activities	(58,915)	(27,392)

Financing activities
Principal payments on notes payable	(8,750)	—
Purchase of treasury stock	(10,379)	—
Common stock dividends	(31,720)	—
Preferred stock dividends(1)	(300)	(600)
Issuance of long-term debt(1)	125,000	5,000
Payoff of notes payable principal	(31,130)	—
Reciprocal subscriber contributions received	67,414	33,141
Reciprocal subscriber contributions refunded	(9,760)	(6,086)
Other financing activities	(144)	—
Debt issuance costs	(3,318)	—
Outstanding checks in excess of funds on deposit	(2,404)	4,246

Net cash provided by financing activities	94,509	35,701

Net increase in cash and cash equivalents	389,005	128,329

Cash, cash equivalents, and restricted cash at beginning of period	261,718	133,389

Cash, cash equivalents, and restricted cash at end of period	$650,723	$261,718

Supplemental disclosures of cash flow information:
Interest paid	$(8,406)	$(4,560)
Noncash financing activities:
Conversion of preferred stock into common stock	$9,841	$—

(1)	See Note 16 for additional information regarding related party transactions

See accompanying Notes to the Consolidated Financial Statements.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization and Description of the Company

Safepoint Holdings, Inc. (individually and together with its subsidiaries, “SPH” and “the Company”) is an insurance underwriting services platform, focused on delivering catastrophe-exposed property insurance predominantly in Florida, Louisiana, and other U.S. Gulf Coast states. The Company’s platform is supported by SPH and certain SPH subsidiaries. Insurance operations are underwritten by Safepoint Insurance Company (“SPI”), which is licensed to write admitted business in Florida, Louisiana, Texas, Mississippi, Alabama, and New Jersey. SPH’s wholly owned subsidiary, Cajun Underwriters Risk Management, LLC (“CURM”), serves as the Attorney-in-Fact (“AIF”) for Cajun Underwriters Reciprocal Exchange (“Cajun”), a reciprocal exchange owned by its policyholders licensed to write business in Louisiana and Alabama. SPH’s wholly owned subsidiary, Manatee Risk Management, LLC (“MRM”), serves as the AIF for Manatee Insurance Exchange (“Manatee”), a reciprocal exchange owned by its policyholders licensed to write business in Florida. Although the Company does not have any equity interest in Cajun or Manatee, the Company is required to consolidate Cajun and Manatee, both of which qualify as variable interest entities (“VIEs”). In addition, the Company has servicing subsidiaries to support the Insurance Operations of SPI and the fee business derived from the AIF. These wholly owned subsidiaries are Safepoint MGA, LLC (“SPM”) and Insight Risk Solutions, LLC (“Insight”). In addition, the Company has three wholly owned subsidiaries domiciled in Bermuda to support the platform: Pompano Re Ltd. (“Pompano”), Canal Re Ltd. (“Canal”), and Bobcat Re Ltd. (“Bobcat”).

Basis of Presentation

The Company has prepared the Consolidated Financial Statements in conformity with U.S. GAAP and has included the financial information of SPH and its subsidiaries.

Principles of Consolidation

The accompanying Consolidated Financial Statements reflect the consolidation of the Company with its wholly owned subsidiaries and all entities for which it holds a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of VIEs under the Variable Interest Model prescribed by the Financial Accounting Standards Board (“FASB”). A VIE is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 10 – Variable Interest Entities for further information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in circumstances could cause actual results to differ materially from those estimates.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

The most significant estimates include those used in determining the reserves for losses and loss adjustment expenses, reinsurance recoverables, any provision for income taxes and valuation of deferred tax assets, and the valuation of investments. Management bases its estimates and assumptions on historical experience and other factors, including the current economic environment and on various other judgments that it believes to be reasonable under the circumstances. Management periodically reviews its estimates and assumptions and makes adjustments thereto when facts and circumstances dictate.

Concentrations of Geographic Risk

A significant portion of the Company’s premiums are written within a limited number of states. As a result, the Company’s financial condition and operating results are subject to heightened exposure to regional economic, regulatory, and environmental conditions. Adverse developments in any of these concentrated markets – including unfavorable regulatory changes, localized economic downturns, or increased catastrophic events could have a disproportionate impact on the Company’s overall results and profitability. For the years ended December 31, 2025 and 2024, 67.5% and 55.4% of the Company’s gross premium written was recognized in Florida, respectively. For the years ended December 31, 2025 and 2024, 24.4% and 39.4% of the Company’s gross premium written was recognized in Louisiana, respectively.

Cash and Cash Equivalents

Cash, money market accounts and other short-term, highly liquid investments with a maturity of three months or less at the date of purchase, are considered cash and cash equivalents.

Restricted Cash

Restricted cash represents funds in the Company’s sole ownership held by certain states in which the Company’s insurance subsidiaries conduct business to meet regulatory requirements and is not available for immediate business use.

The Company maintains a restricted cash deposit of $9.2 million, with $6.6 million and $2.6 million attributed to SPI and Cajun, respectively, pledged to the Louisiana Department of Insurance (“LDOI”) for grant funds received under the Insure Louisiana Incentive Program (“Incentive Program”), which encourages additional property insurers to participate in the voluntary property insurance market. The minimum requirements of the program have been met by the Company as of December 31, 2025 and 2024. Starting in 2025, 20% of the restricted cash will be released annually after review of compliance and approval from the LDOI. As of December 31, 2025, the LDOI’s review is still in process.

The Company maintains a restricted cash deposit of $8.9 million, attributable to SPI, pledged to the California Department of Insurance as collateral for the Company’s obligations related to the California Fair Plan Association.

Fair Value of Financial Instruments

The carrying amounts for the Company’s cash and cash equivalents approximate their fair values as of December 31, 2025 and 2024. Fair values for securities or financial instruments are based on the framework for measuring fair value established by U.S. GAAP. See Note 3 – Fair

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Value Measurements for more information. The Company’s remaining financial assets and liabilities consist of premiums receivable, assumed reinsurance receivable, reinsurance recoverable, reinsurance payable, commissions payable, unearned premium, accrued expenses, and long-term debt. The carrying value of premiums receivable, assumed reinsurance receivable, reinsurance recoverable, reinsurance payable, commissions payable, unearned premium, and accrued expenses approximates fair value because of the short-term nature of those instruments. The carrying value of long-term debt approximates fair value due to the variable rate nature of the debt.

Available for Sale Fixed-Maturity Securities

Fixed-maturity securities available for sale, including debt securities and redeemable preferred stock, are carried at fair value. Unrealized gains and losses (excluding credit losses) are reported in stockholders’ equity as part of accumulated other comprehensive income, net of deferred taxes. Realized gains and losses from sales are recorded on the trade date using the first in, first out (“FIFO”) method. Investment income is recognized as earned, with discounts or premiums on debt securities amortized over their remaining term using the interest method. Gains and losses from call redemptions and repayments are included as net investment income within the Consolidated Statements of Comprehensive Income.

The Company reviews fixed-maturity securities for impairment quarterly. Securities that the Company intends to sell or is likely required to sell before recovery are written down to fair value, with unrealized losses recognized as an allowance for credit losses in income. For securities held until recovery, impairment is assessed based on credit-related factors, such as issuer financial condition, security ratings, payment history, and market conditions. If the present value of expected cash flows is less than the amortized cost, a credit loss is recorded to the Consolidated Statement of Comprehensive Income. Changes in this allowance are also recorded to the Consolidated Statement of Comprehensive Income. Impairments from non-credit factors are reported in accumulated other comprehensive income.

Allowance for Credit Losses

The allowance for credit losses estimates potential losses due to credit risk and is a contra account reflecting the net amount expected to be collected. Changes in this allowance for investments are recorded as credit losses on the Consolidated Statement of Comprehensive Income, while for other financial assets, credit loss expense is included in operating expenses. When credit loss becomes certain, the allowance is written off against the financial asset.

The Company does not measure an allowance for credit losses on accrued interest receivable, as uncollectible amounts are adjusted to interest income on a monthly basis. For paid reinsurance recoverable due within 90 days, credit risk is assessed based on reinsurer credit ratings and financial condition. Dispute risk related to reinsurance agreements is estimated using an incurred loss method. As of December 31, 2025, there were no disputes related to reinsurance recoverables.

Equity Securities

Equity securities represent ownership interests held by the Company in entities for investment purposes. Unrealized holding gains and losses related to equity securities are

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

reported as net unrealized investment gains and losses within the Consolidated Statement of Comprehensive Income. Realized investment gains and losses from sales are recorded on the trade date and are determined using the FIFO method. See Note 2 – Investments for further detail.

Realized Gains and Losses and Investment Income

Realized gains and losses on sales of available for sale and equity securities are recognized in income based upon the specific identification method and reported in net realized investment gains (losses) within the Consolidated Statement of Comprehensive Income. Interest income is recognized as earned and includes amortization of premium and accretion of discount. Income is recognized based on the constant effective yield method, which includes periodically updated prepayment assumptions obtained from third party data sources on its prepaying securities. The effective yield for prepaying securities is recalculated on a retrospective basis. Dividend income is recognized at the ex-dividend date. Interest and dividend income are reported as net investment income.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs (“DAC”) represent direct costs for the successful acquisition of new or renewal insurance contracts and consist of premium taxes and commissions paid to outside agents at the time of collection of the policy premium. Commissions paid in association with assumed reinsurance agreements written by the Company are deferred and amortized over the life of the reinsurance agreement. DAC may also include expenses associated with the transition of policies from other insurers for replacement policies and the issuance of renewal policies under the Company’s own rates and terms. DAC are amortized over the life of the related policy in relation to the amount of gross earned premiums. Ceding commissions associated with ceded reinsurance agreements are also deferred and amortized over the life of the reinsurance agreement as unearned ceding commissions.

The method followed in computing DAC limits the amount of such deferred costs to their estimated realizable value, which gives effect to the gross premium earned, related investment income, unpaid losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned. DAC are reviewed to determine if it is recoverable from future premium income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Anticipated investment income is considered in determining if a premium deficiency exists. As of December 31, 2025 and 2024, the Company did not recognize any premium deficiency.

Intangible Assets

Indefinite-lived intangible assets are tested for impairment at least annually, or more frequently if events or such as a change in business circumstances that indicates the carrying value of the assets may not be recoverable. The annual impairment test for indefinite-lived intangible assets may be completed through a qualitative assessment to determine if the fair value of the indefinite-lived intangible assets is more likely than not greater than the carrying amount. The Company may elect to bypass the qualitative assessment, or if a qualitative

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

assessment indicates it is more likely than not that the estimated carrying value exceeds the fair value, the Company will test for impairment using a quantitative process. If the Company determines that impairment of its intangible assets may exist, the amount of impairment loss is measured as the excess of carrying value over fair value. The estimates in the determination of the fair value of indefinite-lived intangible assets include the anticipated future revenues of the Company and the resulting cash flows. There were no circumstances that indicate that the carrying amount of intangible assets deemed to have an indefinite useful life may not be recoverable for the year ended December 31, 2025.

Definite-lived intangible assets subject to amortization are amortized over the estimated useful life and reviewed for impairment when indicators exist.

Goodwill

Goodwill is not amortized, but instead, is reviewed for impairment at the reporting unit level on an annual basis, during the fourth quarter, or more frequently if indicators of impairment exist. The annual impairment test for goodwill is initially completed through a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If facts and circumstances determine that it is not more likely than not that a reporting unit fair value is less than its carrying amount, then additional testing of goodwill is not required. However, if it is determined that it is more likely than not that the fair value of a reporting unit is less than the carrying value, then a quantitative analysis is performed. The quantitative analysis compares the estimated fair value of a reporting unit to its carrying value, including goodwill. If the fair value exceeds the carrying value, goodwill is considered not the be impaired. However, if the carrying value exceeds the fair value of a reporting unit, an impairment loss will be recognized in the amount of the excess carrying value over fair value limited by the total amount of goodwill for the reporting unit. There were no circumstances that indicate that the carrying value of goodwill was more likely than not greater than the fair value of a reporting unit for the year ended December 31, 2025.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and impairment charge, which are included in General and Administrative Expenses within the Consolidated Statements of Comprehensive Income. Property and equipment include real estate properties that consists of real estate and other related depreciable assets that are carried at cost, net of accumulated depreciation and impairment charge. Depreciation is calculated on a straight-line basis over the estimated useful lives as follows: land improvements, five years; building, 39 years; building improvements, three to ten years; computer hardware, three to seven years; and furniture and office equipment, three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the asset’s useful life. Land is not depreciated. Expenditures for improvements are capitalized to the property accounts. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Real estate is evaluated for impairment when events or circumstances indicate the carrying value of the real estate may not be recoverable. The Company capitalizes both internal and external costs for internally developed software during the application development stage. During the preliminary project and post-implementation stage, internal-use software development costs are expensed as incurred. Capitalized software

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

costs are depreciated on a straight-line basis over the estimated useful life of one to seven years. See Note 6 – Property and Equipment for additional detail.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets by determining whether the assets can be recovered from undiscounted future cash flows. Recoverability of long-lived assets is dependent upon, among other things, the Company’s ability to maintain profitability so as to be able to meet its obligations when they become due. In the Company’s opinion, based upon current information and projections, tangible long-lived assets will be recovered over the period of benefit.

Advance Premiums

Premium payments received prior to the policy effective date are recorded as advance premiums. Once the policy is in force, the premiums are recorded as described under “Premium Revenue” below.

Premiums Receivable

Premiums receivable represents amounts due from policyholders for insurance coverage and are recorded as a receivable in the Company’s Consolidated Balance Sheet on the effective date of the policy. Premiums receivable are carried net of a cancellation reserve, which is an estimate of premiums for policies that are expected to cancel during the policy term. As of December 31, 2025 and 2024, the cancellation reserves were $14.1 million and $6.9 million, respectively. The receivable cancellation reserve is offset by a decrease to unearned premiums of $12.4 million and $4.4 million during the years ended December 31, 2025 and 2024, respectively.

Reinsurance

The Company enters into reinsurance agreements to limit its exposure to potential large losses. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. Premiums ceded and the related recoverable amounts are reported on a gross basis in the Consolidated Financial Statements. Reinsurance recoverables, net on unpaid losses are estimated in a manner consistent with the claims liability associated with the reinsured business. Premiums receivable under the terms of depopulation programs are structured as assumptions and are classified as assumed reinsurance receivable. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers.

Premium Revenue

Premium revenue includes premium from the direct issuance of policies to insureds or the renewal or replacement of insureds’ policies and assumed premium for providing coverage under reinsurance agreements. Premium revenue is earned on a daily pro-rata basis over the term of the policies and is included in gross earned premiums. Unearned premiums represent the portion of the premiums attributable to the unexpired policy term.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Policy Fees

Policy fees represent nonrefundable fees for insurance coverage, which are intended to reimburse a portion of the costs incurred to underwrite the policy. Policy fees revenue is recognized ratably over the term of insurance contracts in accordance with ASC 944, Insurance.

Other Insurance Related Income

Other insurance related income includes policy administration income and claims management income. Policy administration income consists of fees earned for administrative, operational, and support services provided in connection with the Company’s Reciprocal Exchanges and Risk-bearing Entities segments, along with other third-party insurers. Claims management income represents fees earned for providing claims handling on behalf of the Company’s Reciprocal Exchanges and Risk-bearing Entities segments, along with other third-party insurers. These services usually include claims intake, evaluation, settlement administration, and related reporting and oversight activities. Claims management income and policy administration income recognized from the Reciprocal Exchanges and Risk-bearing Entities segments is eliminated in consolidation.

Reciprocal Exchange Operations

The Company owns two AIFs, which operate Cajun and Manatee (“the Reciprocal Exchanges”), where policyholders (also referred to as subscribers) collectively own the reciprocal insurance exchanges. The Company, as the AIF, manages the reciprocals’ operations in exchange for a management fee of 17% of the reciprocals’ gross written premiums, net of premium cancellations, and a non-catastrophe claims services fee of 3% of the reciprocals’ gross written premiums. The Company accounts for its AIF revenue in accordance with ASC 606, Revenue Recognition. These fees are representative of the transaction price and are allocated between the performance obligations based on their standalone selling price. The 17% management fee is allocated between two performance obligations, being the placement of the subscribers’ insurance contracts and administrative and operational services provided to the Reciprocal Exchanges by their respective AIFs, which are represented by the respective percentages of gross written premiums. In consolidation, the Company fully eliminates all management fee revenues recognized by the AIFs—including any deferrals under ASC 606, Revenue Recognition—as well as all corresponding management fee expenses recognized by the reciprocals, including any deferrals under ASC 944, Insurance.

The first performance obligation is to provide insurance placement services that result in executed insurance policies between the Reciprocal Exchanges and their subscribers, facilitated by each respective AIF. The performance obligation is satisfied upon the effective date of the policy and are, therefore, recognized as revenue on the effective date of a bound policy. Revenues from insurance placement services are allocated at 14% of the gross written premiums. The AIFs of the Reciprocal Exchanges recognized $132.5 million and $68.7 million of revenue from insurance placement services for the years ended December 31, 2025 and 2024, respectively. Revenue from insurance placement services is eliminated in the Company’s Consolidated Financial Statements.

The second performance obligation relates to daily administrative and operational services (legal, accounting, underwriting) provided to the Reciprocal Exchanges by their respective AIF

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

entity and is recognized ratably over 12 months, as the underlying insurance policy is a 12-month policy, with the AIF promising to provide corporate services over the life of the policy. As such, the Company recognizes 3% of the gross written premiums over an annual period such that the 3% is then deferred and recognized ratably over 12 months from the policy effective date. The AIFs of the Reciprocal Exchanges recognized $21.0 million and $6.1 million of revenue from corporate services for the years ended December 31, 2025 and 2024, respectively. Revenue from corporate services is eliminated in the Company’s Consolidated Financial Statements.

The Company, as the AIF, also provides non-catastrophe claims services to the Reciprocal Exchanges in exchange for a fee of 3% of gross written premiums. The Company recognizes the 3% fee over the estimated average claim period such that the 3% of the gross earned premium generated each month is then deferred and recognized over the claims handling period, net of the estimated cancellation reserve, and such amounts are eliminated in the Company’s Consolidated Financial Statements.

Government Grants

In March 2024, the Company was awarded and received $3.3 million in grants with $1.5 million and $1.8 million attributable to SPI and Cajun, respectively. The grants were received from the state of Louisiana as part of the Incentive Program enacted through the passage of Act 754 by the Louisiana legislature. The total grants of $14.8 million received to date were transferred to a custody account for the benefit of the Company and is reported as restricted cash on the Consolidated Balance Sheet as of December 31, 2025 and 2024. As a recipient of these grant funds, the Company is subject to Louisiana statute RS 22:2370 which states that within 24 months of receiving the grant, the Company must write four times the amount of grant funds received and maintain that ratio for the next three years. The state of Louisiana will review compliance with the requirements beginning with the year ended December 31, 2024, and will release twenty percent of each grant after each annual review. As a business entity that received grants from a state government, the Company accounted for the transactions using a grant model by analogy to International Accounting Standards 20 (“IAS 20”), Accounting for Government Grants and Disclosure of Government Assistance. The Company evaluated the requirements under IAS 20, attained reasonable assurance that the Company will comply with a portion of the grant, and determined to recognize such a portion into income on a systematic basis. For the years ended December 31, 2025 and 2024, the Company reported $3.0 million and $4.3 million in Other insurance related income, respectively, in the Consolidated Statements of Comprehensive Income, with $1.0 million and $1.7 million in income attributed to Cajun, respectively. The remaining unearned portion of the grants are reported as Other Liabilities on the Consolidated Balance Sheet.

Insurance Guaranty Association Assessments

The Company’s insurance subsidiaries may be assessed by state associations such as the Florida Insurance Guaranty Association (“FIGA”) and Louisiana Insurance Guaranty Association (“LIGA”). The assessments are intended to be used for the payment of covered claims of insolvent insurance entities. The assessments are generally based on a percentage of premiums written during or following the year of insolvency. Liabilities are recognized when the assessments are probable to be imposed on the premiums on which they are expected to be based and the amounts can be reasonably estimated. An insurer is generally permitted to

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

recover the entire number of assessments from in-force and future policyholders through policy surcharges. U.S. GAAP provides that the Company should record an asset based on the amount of written or obligated-to-write premiums and limited to the amounts recoverable over the life of the in-force policies.

Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and loss adjustment expenses (“LAE”) are determined by establishing liabilities in amounts estimated to cover incurred losses and LAE. Such reserves are determined based on the assessment of claims reported and the development of pending claims. These reserves are based on individual case estimates for the reported losses and LAE and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to income as the losses and LAE are settled.

The estimates of unpaid losses and LAE are subject to trends in claim severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated regulatory and litigation developments, changes in social attitudes, legislative activity, inflation, and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid losses and LAE. The Company’s reserve estimates reflect current inflation in legal claims’ settlements and assume there will not be losses from significant new legal liability theories. The Company’s reserve estimates assume that there will not be significant changes in the regulatory and legislative environment as well.

The Company’s expected assumptions, such as the initial expected loss ratio, reporting patterns and payment patterns, are based on the Company’s and industry historical data. To the extent the actual experience differs from the initial expectations, the estimated of the loss reserves could vary significantly. The Company regularly reviews its estimates and adjusts them as necessary as experience develops or as new information is made available to the Company. Adjustments are reflected in the results of operations in the period in which they are made, and the liabilities may deviate substantially from prior estimates. Losses and LAE ceded to or recovered from reinsurers are recorded as a reduction to losses and LAE on the Consolidated Statement of Comprehensive Income.

Income Taxes

The Company records income tax expense using the asset-and-liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of the Company’s assets and liabilities.

The Company files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods. The Reciprocal Exchanges’ income tax returns are filed separately.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Leases

The Company accounts for leases in accordance with ASC 842, Leases. For operating leases, the Company determines if an arrangement is a lease at inception and recognizes the operating lease right-of-use (“ROU”) asset and lease liability within Other Assets and Other Liabilities, respectively, on the Consolidated Balance Sheet. The ROU asset and lease liability are both measured at the present value of the future minimum lease payments at the commencement date. Lease expense is recognized on a straight-line basis over the lease term.

Value of Business Acquired

The Company recognizes the value of business acquired (“VOBA”) arising from insurance contracts in a business combination in accordance with ASC 944-20-S99-2(1). In a business combination, the fair value of insurance contracts acquired is determined based on the present value of expected future cash flows, which includes the consideration of premiums, claims, and other contract-related cash flows. The initial measurement of these contracts is based on observable market inputs, if available, or on a discounted cash flow approach using management’s best estimates of future cash flows and appropriate discount rates.

The value of business acquired related to insurance contracts is recorded as an intangible asset on the Consolidated Balance Sheet and amortized over the estimated useful life of the contracts, typically reflecting the period over which the insurance contracts are expected to generate cash flows. This amortization expense is recognized as General and Administrative Expense within the Statement of Comprehensive Income.

The Company reviews the carrying amount of this intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment testing is performed by comparing the carrying value of the asset to its recoverable amount, which is based on the expected future cash flows discounted at an appropriate rate.

Warrants

The Company accounts for warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, as applicable.

The Company issues warrants in connection with equity financing and other transactions. Warrants are financial instruments that give the holder the right to purchase shares of the Company’s common stock at a predetermined price within a specified period. Warrants are classified as either equity or liabilities based on the specific terms and conditions. Warrants that are indexed to the Company’s own stock and meet the conditions for equity classification are accounted for as equity instruments. Warrants classified as equity are initially recorded at fair value on the grant date, with the fair value determined using the Black-Scholes option-pricing model. This value is credited to additional paid-in capital. Warrants classified as liabilities are initially recorded at fair value on the grant date and remeasured at fair value each reporting period. For warrants classified as equity, no subsequent remeasurement is performed. For warrants classified as liabilities, changes in fair value are recognized in the Consolidated Statement of Comprehensive Income as a component of other revenues.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Direct and incremental costs associated with the issuance of warrants classified as equity are recorded as a reduction to additional paid-in capital.

The Company discloses the nature and terms of the warrants, including the number of shares issuable upon exercise, the exercise price, and the expiration date. Additionally, the Company provides information about the valuation techniques and significant assumptions used in determining the fair value of the warrants. See Note 15 – Stockholders’ Equity for additional information.

Variable Interest Entities

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not participate in the gains and losses of the entity. The Company consolidates VIEs in which the Company is deemed the primary beneficiary. The primary beneficiary of a VIE is the entity that has both (1) the power to direct the activities of the VIE that most significantly affect that entity’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with a VIE and reassesses whether it is the primary beneficiary of a VIE on an ongoing basis. The determination of whether an entity is a VIE and whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for the VIE and requires significant judgments such as whether the Company’s interest in a VIE is a variable interest, whether the Company controls the activities that most significantly impact the economic performance of the VIE, and whether the Company has the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the VIE. Risks associated with the Company’s involvement with VIEs primarily include the potential requirement to fund the VIEs’ obligations or the potential requirement to fund the VIEs’ operating losses.

The Company is the primary beneficiary of Cajun, a Louisiana reciprocal insurer, and Manatee, a Florida reciprocal insurer. Reciprocal exchanges are insurance carriers organized as unincorporated associations. The Company does not own the equity of the Reciprocal Exchanges, which are owned by each reciprocal’s policyholders (known as subscribers). The Company manages the business operations of the Reciprocal Exchanges and has the power to direct their activities that most significantly impact their economic performance. The Company receives a management fee for the services provided to the Reciprocal Exchanges. In addition, as of December 31, 2025 and 2024, the Company holds interests of $46.8 million and $36.8 million, respectively, in the form of surplus notes included on the balance sheets of the Reciprocal Exchanges that provide capital to the Reciprocal Exchanges and would absorb any expected losses. These surplus notes are eliminated in consolidation. Therefore, the Company is the primary beneficiary of the Reciprocal Exchanges, as it has the power to direct the activities that most significantly impact their economic performance and has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the Reciprocal Exchanges. In the event of dissolution, policyholders would share any residual unassigned surplus but are not subject to assessment for any deficit in unassigned surplus.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

The assets of the Reciprocal Exchanges can be used only to settle the obligations of the Reciprocal Exchanges, and general creditors have no recourse to the Company. The results of operations of the Reciprocal Exchanges are included in the Company’s Consolidated Statement of Comprehensive Income and generated $395.2 million and $77.4 million of net earned premiums for the years ended December 31, 2025 and 2024, respectively. Total costs and expenses for the Reciprocal Exchanges were $162.0 million and $68.8 million for the years ended December 31, 2025 and 2024, respectively. See Note 10 – Variable Interest Entities for further information.

Refundable Reciprocal Subscriber Contributions

Refundable reciprocal subscriber contributions represent economic interests in the Reciprocal Exchanges not held by SPH. They are presented in the temporary equity (mezzanine) section of the Company’s Consolidated Balance Sheets. The interest in the Reciprocal Exchanges represents a refundable portion of each exchange’s subscriber surplus contributions. The Reciprocal Exchanges collect surplus contributions in addition to policy premiums from its policyholders referred to as subscribers. The purpose of the surplus contribution is to support the Reciprocal Exchanges’ financial strength and lower the Exchange’s cost of capital. The surplus contribution made during a policy term may be returned on a pro-rata basis to a subscriber in the event of policy cancellation. The amount of the contributions received are reported as redeemable non-controlling interests and reclassified to stockholders’ equity on a pro-rata basis.

Non-controlling Interests

The Company has non-controlling interests attributable to the Reciprocal Exchanges and other immaterial VIEs. A non-controlling interest arises when the Company has less than 100% of the voting rights and economic interests in a subsidiary or a consolidated variable interest entity. The portion of the Reciprocal Exchanges’ earnings or losses attributable to subscribers and the reclassification of surplus contributions from refundable to nonrefundable amount are reflected as non-controlling interests within the Company’s Consolidated Financial Statements.

Redeemable Preferred Stock

The Company applies ASC Topic 480, Distinguishing Liabilities from Equity, when determining the classification of preferred stock. The Company classifies instruments that are conditionally redeemable for cash or other assets outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer.

The Company classifies redeemable, convertible preferred stock (“Redeemable Preferred Stock”) as temporary equity on the accompanying Consolidated Balance Sheet as it is redeemable solely on the passage of time or upon an event outside the control of the Company.

During the year ended December 31, 2025, the Company completed the redemption and conversion of the outstanding Redeemable Preferred Stock into the Company’s common stock in accordance with the terms of the preferred stock agreements. As a result, there is no outstanding Redeemable Preferred Stock as of December 31, 2025.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

See Note 15 – Stockholders’ Equity for additional detail over the significant terms and conditions of the Redeemable Preferred Stock.

Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Prior to the repurchase, the Company’s Redeemable Preferred Stock was classified as temporary equity and is considered probable of becoming redeemable. Additionally, Redeemable Preferred Stock is a convertible instrument and receives cumulative dividends at a rate of 6.0% per annum on a quarterly basis, payable in cash. Net income applicable to holders of common stock is reduced by the amount of accumulated dividends payable to the Redeemable Preferred Stock in the current period. The Company assesses potential dilution using the if converted method. During the year ended December 31, 2025, the Redeemable Preferred Stock was redeemed and converted into common stock.

Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the reported period. Common equivalent shares include incremental shares from diluted vested and unvested shares of common stock-based awards outstanding during the period based on the treasury stock method under the guidance of ASU 2020-06. See Note 19 – Earnings Per Share for additional information about per share data.

Long-Term Debt

Long-term debt includes debt instruments which are generally classified as a liability and carried at amortized cost, net of any issuance costs. Debt issuance costs are capitalized and amortized to interest expense over the expected life of the debt instrument using the effective interest method. At issuance, a debt instrument with embedded features such as conversion and redemption options is evaluated to determine whether bifurcation and derivative accounting is applicable.

Statutory Accounting Practices

The Company’s U.S. insurance subsidiaries comply with statutory accounting practices prescribed by the National Association of Insurance Commissioners and as adopted or permitted by the Florida Office of Insurance Regulation (“FLOIR”) and the Alabama Department of Insurance (“ALDOI”). Cajun and Manatee have each adopted an accounting practice prescribed by the ALDOI and FLOIR, respectively, related to the deferral of AIF fees. In addition, the Company’s Bermuda insurance subsidiaries prepares and files financial statements in accordance with the prescribed regulatory accounting practices of the Bermuda Monetary Authority.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of U.S. GAAP which require the measurement and recognition of compensation for all stock-based awards made to employees, non-employee directors (see Note 15 – Stockholders’

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Equity for further detail), and third-party award recipients based on estimated fair values. The fair value of stock-based awards granted to employees and non-employee directors is generally recognized as compensation expense over the requisite service period, which is defined as the period during which a recipient is required to provide service in exchange for an award. Forfeitures of the Company’s stock-based awards are accounted for as they occur. The Company uses a straight-line attribution method for all grants that include only a service-based vesting condition.

Revision of previously issued financial statements

During the preparation of the 2025 consolidated financial statements, the Company identified immaterial errors within its previously issued financial statements whereby (a) certain reinsurance related payable and receivable balances were inappropriately netted within the reinsurance payable line item, and (b) certain short-term investments were inappropriately categorized as cash and cash equivalents instead of fixed-maturity securities. The Company assessed the materiality of this error and change in presentation on the prior period consolidated financial statements in accordance with the SEC Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” Based on this assessment, the Company concluded that its previously issued financial statements are not materially misstated based upon overall considerations of both quantitative and qualitative factors. The Company corrected the immaterial errors for the previously reported Consolidated Financial Statements within the 2025 Consolidated Financial Statements.

The following tables summarize the impact of the revisions to the Consolidated Balance Sheet and Consolidated Statement of Cash Flows (in thousands):

Consolidated Balance Sheet

	December 31, 2024
	As Previously Reported	Revisions	As Revised
Assets:
Fixed maturity securities, available for sale, at fair value (amortized cost of $62,242)	$62,053	$1,267	$63,320
Cash and cash equivalents	251,440	(1,267)	250,173
Prepaid reinsurance premiums	113,542	1,725	115,267
Other assets	14,247	2,856	17,103

Total assets	$701,607	$4,581	$706,188

Liabilities and Stockholders’ Equity
Liabilities:
Reinsurance payable	$21,864	$4,581	$26,445

Total liabilities	594,289	4,581	598,870

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2024
	As Previously Reported	Revisions	As Revised
Operating activities
Changes in net operating assets and liabilities:
Prepaid reinsurance premiums	$46,806	$(1,725)	$45,081
Other assets	(3,660)	(2,856)	(6,516)
Reinsurance payable	(29,023)	4,581	(24,442)
Investing activities
Purchases of fixed-maturity securities available for sale	(32,474)	(1,267)	(33,741)

Net cash used in investing activities	(26,125)	(1,267)	(27,392)

Net increase in cash and cash equivalents	129,596	(1,267)	128,329
Cash, cash equivalents, and restricted cash at end of period	$262,985	$(1,267)	$261,718

The Company has also corrected all accompanying footnotes and disclosures affected by the revision.

Recent Accounting Pronouncements

Newly Adopted Accounting Standards

The FASB issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures in December 2023. ASU 2023-09 amends ASC 740, Income Taxes, to expand income tax disclosures and requires that the Company disclose (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. The Company early adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. The adoption of this update resulted in additional income tax disclosures. See Note 11 – Income Taxes for additional information.

Recently Issued Accounting Standards

The FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470- 20): Induced Conversions of Convertible Debt Instruments, which provides guidance on the accounting for induced conversions of convertible debt instruments. ASU 2024-04 clarifies how entities should account for debt modifications when a convertible debt instrument is converted in a manner that is induced by the issuer. This guidance is intended to address concerns related to the accounting treatment of costs and gains or losses associated with induced conversions. The Company plans to adopt ASU 2024-04 January 1, 2026, the required effective date. The adoption of this update is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows; however, the Company is

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

currently evaluating the potential impact on its accounting policies and disclosures related to convertible debt instruments.

The FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date in January 2025. This update clarifies the effective date of ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which was issued by the FASB in November 2024. For public business entities, ASU 2024-03 enhances disclosures by requiring the disaggregation of certain expense captions presented within the income statement, such as employee compensation and intangible asset amortization. In addition, the total relevant expense caption on the income statement must be reconciled to the aggregate of the separately disclosed expense categories with the difference represented by an “other items” amount which is qualitatively described. ASU 2024-03 is effective for all public business entities for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating its impact.

The FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update simplifies the estimation of current expected credit losses on current accounts receivable and current contract assets related to revenue from contracts with customers by allowing all entities to assume that current conditions as of the balance sheet date will not change for the remaining life of the current accounts receivable and current contract assets. ASU 2025-05 is effective for all entities for fiscal years and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is evaluating its impact.

The FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software in September 2025. This update enhances guidance on the capitalization of software development costs by eliminating project phase-based criteria and clarifying the conditions signifying significant development uncertainty used by entities to evaluate when the probable-to-complete recognition threshold is met. ASU 2025-06 is effective for all entities for fiscal years and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating its impact.

The FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities in December 2025. This update establishes authoritative guidance for the recognition, measurement, presentation, and disclosure of government grants received by business entities. ASU 2025-10 is effective for public business entities for fiscal years and interim periods beginning after December 31, 2028. Early adoption is permitted. The Company is evaluating its impact.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Investments

The amortized cost and fair value of securities available for sale as of December 31, 2025 and 2024 are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2025:
U.S. Government and government agencies	$8,045	$845	$—	$8,890
Corporate bonds	64,834	1,665	(148)	66,351
Mortgage-backed securities	4,634	497	(60)	5,071
States, municipalities and political subdivisions	41,285	259	(61)	41,483

Total fixed maturity securities	$118,798	$3,266	$(269)	$121,795

Total equity securities	106	—	—	106

Total investments	$118,904	$3,266	$(269)	$121,901

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024:
U.S. Government and government agencies	$8,048	$327	$—	$8,375
Corporate bonds	31,602	735	(49)	32,288
Mortgage-backed securities	5,495	208	—	5,703
States, municipalities and political subdivisions	17,097	86	(229)	16,954

Total fixed maturity securities	$62,242	$1,356	$(278)	$63,320

Total equity securities	118	—	—	118

Total investments	$62,360	$1,356	$(278)	$63,438

A summary of the aggregate fair values of securities available for sale with unrealized losses segregated by time period in an unrealized loss position as of December 31, 2025 and 2024 is as follows (in thousands):

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2025:
Corporate bonds	$39,653	$(148)	$—	$—	$39,653	$(148)
Mortgage-backed securities	1,090	(60)	—	—	1,090	(60)
States, municipalities and political subdivisions	30,950	(57)	141	(4)	31,091	(61)

Total fixed maturity securities	71,693	(265)	141	(4)	71,834	(269)

Total investments	$71,693	$(265)	$141	$(4)	$71,834	$(269)

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Investments (Continued)

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024:
Corporate bonds	$17,858	$(49)	$—	$—	$17,858	$(49)
States, municipalities and political subdivisions	8,360	(229)	—	—	8,360	(229)

Total fixed maturity securities	26,218	(278)	—	—	26,218	(278)

Total investments	$26,218	$(278)	$—	$—	$26,218	$(278)

The Company evaluates its securities for impairment on a quarterly basis. The Company evaluated its fixed-maturity securities in an unrealized loss position and concluded that the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors, and the issuers of the fixed-maturity securities in which the Company invests continue to make interest payments on a timely basis. The Company does not intend to sell nor is it likely that it would be required to sell the fixed-maturity securities before the Company recovers its amortized cost basis.

As of December 31, 2025, there were 21 securities in an unrealized loss position, one of which had been in an unrealized loss position for 12 months or greater. As of December 31, 2024, there were 13 securities in an unrealized loss position, zero of which had been in an unrealized loss position for 12 months or greater. The Company determined that no credit impairment existed in the gross unrealized holding losses because the credit ratings of these securities were consistent with the credit ratings when purchased and/or at origination, there were no adverse changes in financial condition of the issuer and no adverse credit quality events in underlying assets. The Company attributed the unrealized losses to the changes in interest rates.

The expected maturities of fixed-maturity securities available for sale may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and fair value of fixed-maturity securities available for sale as of December 31, 2025 and 2024, by contractual maturity, is as follows (in thousands):

	Amortized Cost	Fair Value
As of December 31, 2025:
Due in one year or less	$68,113	$67,922
Due after one year through five years	27,043	27,987
Due after five years through ten years	7,179	7,815
Due after ten years	11,830	13,000
Mortgage-backed securities	4,633	5,071

Total	$118,798	$121,795

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Investments (Continued)

	Amortized Cost	Fair Value
As of December 31, 2024:
Due in one year or less	$23,170	$23,170
Due after one year through five years	12,481	12,836
Due after five years through ten years	6,330	6,648
Due after ten years	14,766	14,963
Mortgage-backed securities	5,495	5,703

Total	$62,242	$63,320

For the years ended December 31, 2025 and 2024, the Company received $779.2 million and $619.4 million in proceeds related to the sales of fixed-maturity securities, equity securities and cash and cash equivalents. The Company recognized an immaterial gross realized loss on sales of securities and a gross realized gain of $0.2 million for the years ended December 31, 2025 and 2024, respectively.

Major categories of the Company’s net investment income are summarized below for years ended December 31, 2025 and 2024 were as follows (in thousands):

	2025	2024
Fixed maturity securities	$3,362	$1,925
Equity securities	8	8
Cash and cash equivalents	21,632	11,920
Investment expenses	(63)	(51)

Total	$24,939	$13,802

Note 3 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Balance Sheet at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2: Assets and liabilities whose values are based on the following:

(a)	Quoted prices for similar assets or liabilities in active markets;

(b)	Quoted prices for identical or similar assets or liabilities in markets that are not active;

(c)	Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Fair Value Measurements (Continued)

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The Company estimates the fair value of its equity securities using the closing prices on the last business day of the reporting period, obtained from active markets. For securities for which quoted prices in active markets are unavailable, the Company uses a third-party pricing service that utilizes quoted prices in active markets for similar instruments, benchmark interest rates, broker quotes and other relevant inputs to estimate the fair value of those securities for which quoted prices are unavailable. Estimates of fair value reflect the interest rate environment that existed as of the close of business on December 31, 2025. Changes in interest rates subsequent to December 31, 2025 may affect the fair value of investments.

The fair value for fixed-maturity securities is initially calculated by a third-party pricing service. Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources, and through the use of proprietary models, produce valuation information in the form of a single fair value for individual fixed income and other securities for which a fair value has been requested. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, liquidity spreads, currency rates, and other information, as applicable. Credit and liquidity spreads are typically implied from completed transactions and transactions of comparable securities. Valuation service providers also use proprietary discounted cash flow models that are widely accepted in the financial services industry and similar to those used by other market participants to value the same financial information. The valuation models take into account, among other things, market observable information as of the measurement date, as described above, as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector, and where applicable, collateral quality and other issue or issuer specific information. Executing valuation models effectively requires seasoned professional judgment and experience. The carrying values of cash and cash equivalents, accrued investment income, accounts payable, and accrued expenses approximate their fair value. The carrying value of the Company’s notes payable, which are categorized as Level 3 investments, approximate their fair value.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Fair Value Measurements (Continued)

The tables below present the Company’s fair value hierarchy of financial instruments measured at fair value on a recurring basis as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025
	Total	Level 1	Level 2	Level 3
Assets:
U.S. Government and government agencies	$8,890	$—	$8,890	$—
Corporate bonds	66,351	—	66,351	—
Mortgage-backed securities	5,071	—	5,071	—
State, municipalities and political subdivisions	41,483	—	41,483	—

Total fixed-maturity securities	$121,795	$—	$121,795	$—

Common stocks	106	106	—	—

Total equity securities	106	106	—	—

Total investments	$121,901	$106	$121,795	$—

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets:
U.S. Government and government agencies	$8,375	$489	$7,886	$—
Corporate bonds	32,288	—	32,288	—
Mortgage-backed securities	5,703	—	5,703	—
State, municipalities and political subdivisions	16,954	—	16,954	—

Total fixed-maturity securities	$63,320	$489	$62,831	$—

Common stocks	118	118	—	—

Total equity securities	118	118	—	—

Total investments	$63,438	$607	$62,831	$—

The Company had no Level 3 investments as of December 31, 2025 and 2024.

Long-Term Debt

The following table summarizes components of the Company’s long-term debt and methods used in estimating their fair values:

	Maturity Date	Vaulation Methodology
Term Loan, 7%	2030	Discounted cash flow method, Level 3 inputs
Subordinated Surplus Notes, 8%	2042	Market approach method, Level 3 inputs

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Fair Value Measurements (Continued)

The following tables present fair value information for financial liabilities that are carried on the Consolidated Balance Sheet as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Liabilities:
Long-Term Debt
7% Term Loan	$116,250	$—	$—	$112,563	$112,563
8% Subordinated Surplus Notes	10,000	—	—	10,000	10,000

Total Long-Term Debt	$126,250	$—	$—	$122,563	$122,563

	December 31, 2024
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Liabilities:
Long-Term Debt
18% Senior Note	$22,000	$—	$—	$29,960	$29,960
8% Subordinated Surplus Notes	10,000	—	—	10,000	10,000

Total Long-Term Debt	$32,000	$—	$—	$39,960	$39,960

Note 4 – Goodwill

The changes to the carrying value of goodwill for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Insurance Services	Risk-bearing Entities	Total
Balance as of January 1, 2024	$12,705	$5,227	$17,932
Goodwill acquired during period	—	—	—

Balance as of December 31, 2024	12,705	5,227	17,932
Goodwill acquired during period	—	—	—

Balance as of December 31, 2025	$12,705	$5,227	$17,932

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 – Intangible Assets

The carrying value of indefinite-lived intangible assets and definite-lived intangible assets subject to amortization and accumulated amortization as of December 31, 2025 and 2024 consisted of the following (in thousands):

	For the Year Ended December 31, 2025
Intangible Asset	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life
Broker relationships	$5,300	$(616)	$4,684	18.5
Policyholder relationships	15,000	(2,391)	12,609	13.0
Trade names	2,500	(624)	1,876	7.7
Technology	4,000	(1,196)	2,804	6.0
State licenses	750	—	750	Indefinite

Intangible assets, net	$27,550	$(4,827)	$22,723

	For the Year Ended December 31, 2024
Intangible Asset	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life
Broker relationships	$5,300	$(357)	$4,943	19.5
Policyholder relationships	15,000	(1,391)	13,609	14.0
Trade names	2,500	(362)	2,138	8.6
Technology	4,000	(696)	3,304	7.0
VOBA—reserves	1,287	(1,287)	—	—
VOBA—unearned premiums	5,906	(5,906)	—	—
State licenses	750	—	750	Indefinite

Intangible assets, net	$34,743	$(9,999)	$24,744

For the years ended December 31, 2025 and 2024, amortization expense associated with intangible assets was $2.0 million and $7.1 million, respectively. Amortization expense for intangible assets after December 31, 2025 is as follows (in thousands):

Year	Amount
2026	$2,022
2027	2,022
2028	2,022
2029	2,022
2030	2,022
Thereafter	11,863

Total	$21,973

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 – Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Land, building, and improvements	$3,864	$2,614
Computer hardware, software, and office equipment	2,840	4,986

Total, at cost	6,704	7,600
Less: accumulated depreciation and amortization	(1,573)	(3,206)

Property and equipment, net	$5,131	$4,394

Depreciation expense for the years ended December 31, 2025 and 2024 was $1.5 million and $2.2 million, respectively. During the years ended December 31, 2025 and 2024, $3.1 million and $2.5 million of accumulated depreciation was written off related to disposals of fully depreciated property and equipment, respectively.

Note 7 – Deferred Policy Acquisition Costs and Unearned Ceding Commissions

Deferred policy acquisition costs are presented on the Consolidated Balance Sheet as net of unearned ceding commissions, and result in a net asset position as of December 31, 2025 and 2024. Policy acquisition costs deferred and amortized and unearned ceding commission deferred and earned as of the years ended December 31, 2025 and 2024 were as follows (in thousands):

	2025	2024
Beginning balance	$24,207	$(2,949)
Policy acquisition costs deferred	76,303	62,697
Ceding commission deferred	994	2,924
Policy acquisition costs amortized	(67,945)	(43,567)
Ceding commission earned	7,086	5,102

Ending balance	$40,645	$24,207

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 – Unpaid Losses and Loss Adjustment Expenses

The following table provides a reconciliation of beginning and ending reserve balances for losses and LAE for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Loss and LAE reserves at beginning of period	$145,221	$147,885
Less: anticipated reinsurance recoverable on unpaid losses and LAE	62,750	99,824

Net Loss and LAE at beginning of year	82,471	48,061
Losses and LAE incurred related to:
Current year	147,234	137,785
Prior years	(1,959)	(1,735)

Total incurred	145,275	136,050

Losses and LAE paid related to:
Current year	70,250	84,055
Prior years	54,730	17,585

Total Paid	124,980	101,640

Net loss and LAE reserves at end of year	102,766	82,471
Plus: anticipated reinsurance recoverable on unpaid losses and LAE	49,401	62,750

Loss and LAE reserves at end of period	$152,167	$145,221

As reflected by the losses incurred in the years ended December 31, 2025 and 2024 related to the prior years, the Company had favorable loss reserve development on prior accident years, primarily driven by reductions in reserves for reported claims, as well as lower than anticipated claims emergence. The Company places substantial reliance on loss-development-based actuarial models when determining the estimate of ultimate losses.

For the year ended December 31, 2025, the Company has incurred gross losses and LAE of $145.3 million.

Reinsurance recoverable as of December 31, 2025 and 2024 was $53.6 million and $70.9 million, respectively, of which $49.4 million and $62.8 million was related to unpaid losses and LAE as of December 31, 2025 and 2024, respectively.

The following tables present undiscounted, incurred and paid losses and allocated loss adjustment expenses by accident year, on a net basis after reinsurance. The information about incurred and paid loss development for all periods preceding the year ended December 31, 2025 and the related historical claims payout percentage disclosure is unaudited and is presented as supplementary information.

To provide a comprehensive and consistent view of the liability for unpaid losses and loss adjustment expenses, the loss triangles are disaggregated by reportable segment, consistent with how the Company evaluates and manages its overall insurance operations. The two loss triangles were selected to create categories that are relatively homogenous and are consistent

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 – Unpaid Losses and Loss Adjustment Expenses (Continued)

with how the Company discloses gross premiums written and net premiums earned. There was no liability for unpaid losses and loss adjustment expenses for the Insurance Services segment for the year ended December 31, 2025.

The amounts for the Reciprocal Exchanges and Risk-bearing Entities segments below are presented, respectively, in thousands, except claim counts:

Reciprocal Exchanges:

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2025
	For the Years Ended December 31,										Total of Incurred- but-Not- Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims Unaudited
	Supplementary
Accident Year	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023 Unaudited	2024 Unaudited	2025
2015									$—	$—	—	—
2016									—	—	—	—
2017									—	—	—	—
2018									—	—	—	—
2019									—	—	—	—
2020									—	—	—	—
2021									—	—	—	—
2022								790	21	22	123	468
2023								3,088	2,860	737	2,514	869
2024								—	47,265	45,060	4,935	4,003
2025								—	—	113,950	39,889	6,311

							Total		$50,145	$159,768

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the Years Ended December 31,
	Supplementary
Accident Year	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023 Unaudited	2024 Unaudited	2025
2015									$—	$—
2016									—	—
2017									—	—
2018									—	—
2019									—	—
2020									—	—
2021									—	—
2022								2,035	2,304	2,371
2023								1,051	2,599	3,025
2024									25,783	36,364
2025										55,147

							Total		$30,686	$96,907
			Liabilities for claims and allocated claim adjustment expenses, net of reinsurance						$19,459	$62,861

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 – Unpaid Losses and Loss Adjustment Expenses (Continued)

Risk-bearing Entities:

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2025
	For the Years Ended December 31,										Total of Incurred- but-Not- Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims Unaudited
	Supplementary
Accident Year	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023 Unaudited	2024 Unaudited	2025
2016	$33,827	$37,091	$40,128	$41,282	$41,222	$40,365	$40,624	$40,487	$40,547	$40,554	—	3,765
2017	—	43,973	40,762	31,030	19,414	15,779	17,131	6,004	5,707	5,710	—	15,575
2018	—	—	49,460	58,635	58,463	59,826	59,824	59,845	60,046	60,131	—	4,370
2019	—	—	—	23,751	23,650	24,017	23,728	23,856	23,572	23,821	—	3,974
2020	—	—	—	—	42,730	30,718	32,070	34,199	34,280	34,428	102	5,481
2021	—	—	—	—	—	44,515	42,059	42,732	45,718	45,720	7,768	6,505
2022	—	—	—	—	—	—	80,895	78,597	84,265	84,349	9,460	9,005
2023	—	—	—	—	—	—	—	48,319	39,132	39,205	812	4,402
2024	—	—	—	—	—	—	—	—	90,520	92,276	8,144	7,124
2025	—	—	—	—	—	—	—	—	—	33,284	5,303	1,377

								Total	$423,787	$459,478

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the Years Ended December 31,
	Supplementary
Accident Year	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023 Unaudited	2024 Unaudited	2025
2016	$14,720	$29,104	$35,017	$36,047	$37,141	$37,590	$37,925	$38,239	$38,745	$38,770
2017	—	20,959	30,538	27,571	20,164	24,494	23,441	2,364	6,878	8,141
2018	—	—	25,725	49,594	54,113	55,528	56,872	57,458	57,505	57,661
2019	—	—	—	13,669	22,514	24,555	25,557	26,063	26,217	26,502
2020	—	—	—	—	17,785	23,141	29,100	31,326	33,273	34,371
2021	—	—	—	—	—	17,982	19,702	24,568	28,682	29,314
2022	—	—	—	—	—	—	72,103	71,078	69,988	73,287
2023	—	—	—	—	—	—	—	42,527	48,062	54,060
2024	—	—	—	—	—	—	—	—	58,271	89,090
2025	—	—	—	—	—	—	—	—	—	15,104

								Total	$367,621	$426,299
				Liabilities for claims and allocated claim adjustment expenses, net of reinsurance					$56,166	$33,179

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 – Unpaid Losses and Loss Adjustment Expenses (Continued)

The following table provides a reconciliation of the disclosure of incurred and paid claims development tables to the liability for unpaid losses and loss adjustment expenses presented on the Company’s Consolidated Balance Sheets. The amounts below are presented in thousands, except claim counts:

	2025	2024
Net outstanding liabilities
Reciprocal Exchanges	$62,861	$19,459
Risk-bearing Entities	33,179	56,166
Unpaid claims acquired in business combination	6,567	6,567

Liabilities for unpaid claims and allocated claims adjustment expenses, net of reinsurance	102,607	82,192
Reinsurance recoverable on unpaid claims	49,401	62,750
Liabilities for unpaid claims and allocated claims adjustment expenses for accident years not presented, net of reinsurance	159	279

Total gross liability for unpaid claims and claims adjustment expense	$152,167	$145,221

The following supplementary table illustrates the Company’s average annual payout of incurred claims by age, net of reinsurance. The data represents the Company’s property and casualty business in the States of Florida, Louisiana, New Jersey, Texas, Mississippi, and Alabama, which as of December 31, 2025, represents all of the Company’s business.

	Unaudited
Years	1	2	3	4	5	6	7	8	9	10
	89.8%	38.7%	2.7%	-14.5%	15.0%	-2.5%	-91.8%	26.7%	11.7%	0.1%

The negative amounts in Years 4, 6, and 7 represent reinsurance recoveries for a 2017 catastrophe event.

Note 9 – Reinsurance

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The reinsurance agreements allow the Company to limit its exposure to losses on catastrophic events.

The Company’s reinsured risks are treated, to the extent of reinsurance, as though they are risks for which the Company is not liable. However, the Company remains contingently liable in the event the reinsuring companies do not meet their obligations under these reinsurance contracts. Given the quality of the reinsuring companies, management believes this possibility to be remote.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Reinsurance (Continued)

The following is a summary of the reinsurance coverage for the following periods noted:

2023 – 2024 Treaty Year (June 1, 2023 – May 31, 2024):

The Company has a catastrophe excess of loss coverage through reinsurance agreements with reinsurers and by the Florida Hurricane Catastrophe Fund (“FHCF”). The excess of loss treaties generally provide coverage on ultimate net losses of $556.9 million in excess of $5.0 million for the first occurrence ($891.9 million for all occurrences) with the FHCF providing coverage for losses from qualifying catastrophic events in excess of $45.5 million up to a maximum payout of $87.9 million.

The Company executed a facultative reinsurance agreement with coverage of $3.0 million in excess of $1.0 million for personal lines and $5.0 million in excess of $5.0 million for commercial lines. The agreement is subject to a $15.0 million per occurrence limit with no aggregate limit. In addition to the facultative agreement the Company entered into a per risk excess of loss agreement for commercial lines only which provides coverage for $3.0 million in excess of $2.0 million.

The FHCF provides coverage for named hurricanes only and provides no coverage after the onetime limit is exhausted. Reinsurance premiums for the FHCF are paid on a total insured value basis. In the event of a FHCF loss assessment, the Company may recoup the assessments from its policyholders.

2024 – 2025 Treaty Year (June 1, 2024 – May 31, 2025):

The Company has a catastrophe excess of loss coverage through reinsurance agreements with reinsurers and by the FHCF. The excess of loss treaties generally provide coverage on ultimate net losses of $1,205.9 million in excess of $10.0 million for the first occurrence ($1,798.6 million for all occurrences) with the FHCF providing coverage for losses from qualifying catastrophic events in excess of $72.4 million up to a maximum payout of $128.4 million.

The Company executed a facultative reinsurance agreement with coverage of $3.5 million in excess of $1.5 million for personal lines and $10.0 million in excess of $5.0 million for commercial lines. The agreement is subject to a $30.0 million per occurrence limit with no aggregate limit. In addition to the facultative agreement, the Company entered into a per risk excess of loss agreement for personal lines only which provides coverage for $0.8 million in excess of $0.8 million.

2025 – 2026 Treaty Year (June 1, 2025 – May 31, 2026):

The Company has a catastrophe excess of loss coverage through reinsurance agreements with reinsurers and by the FHCF. The excess of loss treaties generally provide coverage on ultimate net losses of $1,883.5 million in excess of $100.0 million for the first occurrence ($2,884.1 million for all occurrences) with the FHCF providing coverage for losses from qualifying catastrophic events in excess of $179.6 million up to a maximum payout of $287.8 million.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Reinsurance (Continued)

The Company executed a facultative reinsurance agreement with coverage of $3.5 million in excess of $1.5 million for personal lines and $10.0 million in excess of $5.0 million for commercial lines. The agreement is subject to a $30.0 million per occurrence limit with no aggregate limit. In addition to the facultative agreement, the Company entered into a per risk excess of loss agreement for commercial lines only which provides coverage for $3.0 million in excess of $2.0 million.

The Company did not engage in any loss portfolio transfers for this treaty year.

Catastrophe Bonds

Effective December 1, 2023, the Company entered into two reinsurance agreements with Nature Coast Re, Ltd. in the form of Catastrophe Bonds. Nature Coast Re, Ltd. issued two classes of notes in the amount of $195.0 million in total as collateral for the reinsurance coverage provided. This coverage is effective from December 1, 2023 through November 30, 2026, which covers three hurricane seasons, and does not contain a reinstatement provision.

Effective June 25, 2024, the Company entered into one reinsurance agreement with Nature Coast Re, Ltd. in the form of Catastrophe Bonds. Nature Coast Re, Ltd. issued one note in the amount of $50.0 million in total as collateral for the reinsurance coverage provided. This coverage is effective from June 25, 2024 through June 7, 2028, which covers four hurricane seasons, and does not contain a reinstatement provision. The total amount of reinsurance protection for the 2024-2025 treaty year available from Nature Coast Re, Ltd. was $245.0 million.

Effective January 9, 2025, the Company entered into one reinsurance agreement with Nature Coast Re, Ltd. in the form of Catastrophe Bonds. Nature Coast Re, Ltd. issued one note in the amount of $200.0 million in total as collateral for the reinsurance coverage provided. This coverage is effective from January 9, 2025 through January 16, 2029, which covers four hurricane seasons, and does not contain a reinstatement provision.

Effective April 3, 2025, the Company entered into one reinsurance agreement with Nature Coast Re, Ltd. in the form of Catastrophe Bonds. Nature Coast Re, Ltd. issued one note in the amount of $150.0 million in total as collateral for the reinsurance coverage provided. This coverage is effective from April 3, 2025 through April 10, 2029, which covers four hurricane seasons, and does not contain a reinstatement provision.

The total amount of reinsurance protection for the 2025-2026 treaty year available from Nature Coast Re was $595.0 million.

Net Quota Share Reinsurance

Effective June 1, 2024, the Company entered into a 5.0% whole account quota share reinsurance agreement for its Florida personal and commercial lines business. Under the terms of the agreement, the Company cedes 5.0% of earned premium, and this treaty covers catastrophe losses and all other catastrophe reinsurance inures to the treaty’s benefit. In exchange, the Company receives a ceding commission of 35.5%.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 – Reinsurance (Continued)

During the first quarter of 2024, the Company entered into two commutation agreements on its 10% and 50% quota share treaty contracts that were originally effective in 2023. Per the terms of the agreement, the Company received $24.5 million from the reinsurers as full and final settlement for all liabilities subject to the contracts.

The effects of reinsurance on premiums written and earned for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Premiums Written	(Increase) Decrease in Unearned Premiums	Premiums Earned
Year Ended December 31, 2025:
Direct	$685,416	$(124,066)	$561,350
Assumed	241,822	118	241,940
Ceded	(299,199)	(26,214)	(325,413)

Net	$628,039	$(150,162)	$477,877

Year Ended December 31, 2024:
Direct	$559,537	$(70,979)	$488,558
Assumed	83,054	(43,073)	39,981
Ceded	(247,653)	(42,896)	(290,549)

Net	$394,938	$(156,948)	$237,990

The Company’s reinsurance arrangements, excluding the Florida and Louisiana Citizens assumptions, decreased certain items in the accompanying Consolidated Financial Statements for the years ended December 31, 2025 and 2024, by the following amounts (in thousands):

	2025	2024
Ceded earned premiums	$(325,413)	$(290,549)
Losses and loss adjustment expenses incurred	(27,962)	(31,136)
Policy acquisition costs, net of ceding commissions	(6,641)	(1,148)

Note 10 – Variable Interest Entities

The Reciprocal Exchanges’ assets are legally restricted for the purpose of fulfilling obligations specific to the Reciprocal Exchanges. In addition to the Reciprocal Exchanges, the Company is the primary beneficiary of Shuriken I, L.P., a Delaware limited partnership (the “Shuriken Fund”) and certain other VIEs that are, individually and in the aggregate, immaterial to the Company’s Consolidated Financial Statements. The following table summarizes the

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Variable Interest Entities (Continued)

assets and liabilities related to the Company’s VIEs, which are included in the accompanying Consolidated Balance Sheets as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
	Variable Interest Entities	Variable Interest Entities
Assets:
Fixed maturity securities, available for sale, at fair value	$48,853	$24,670
Cash and cash equivalents	269,376	75,821
Restricted cash	2,651	3,403
Premiums receivable	15,421	13,084
Reinsurance recoverable	7,345	7,776
Prepaid reinsurance premiums	77,333	66,415
Assumed reinsurance receivable, net	28,726	78,356
Property and equipment, net	319	78
Deferred income tax asset, net	2,335	1,872
Deferred policy acquisition costs, net	33,019	15,916
Intangible assets, net	(1,788)	(1,879)
Other assets	13,967	3,268

Total assets	$497,557	$288,780

Liabilities:
Unpaid losses and loss adjustment expenses	$76,249	$36,590
Unearned premiums	417,184	279,074
Advance premiums	5,580	3,285
Accrued expenses	1,555	700
Commissions payable	3,418	4,043
Checks issued in excess of funds	1,598	1,707
Income tax payable, net	1,902	1,595
Long-term debt	10,000	10,000
Interest payable	1,575	1,501
Reinsurance payable	13,983	22,520
Funds held under reinsurance contracts	—	11
Other liabilities	2,100	6,202

Total liabilities	$535,144	$367,228

The intangible assets, net, included in the VIEs’ assets, are the broker relationships in connection with Cajun. Additionally, certain intercompany payables between the VIEs and SPH, including intercompany surplus notes, eliminate upon consolidation, and therefore are not included within the VIEs’ liabilities above. The following table summarizes the revenues and expenses related to the VIEs for the years ended December 31, 2025 and 2024, which are

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Variable Interest Entities (Continued)

included in the accompanying Consolidated Statements of Comprehensive Income (in thousands):

	December 31, 2025	December 31, 2024
	Variable Interest Entities	Variable Interest Entities
Revenue:
Gross written premiums	$804,124	$431,584
Change in gross unearned premiums	(138,110)	(231,479)

Gross earned premiums	666,014	200,105
Ceded earned premiums	(270,820)	(122,696)

Net earned premiums	395,194	77,409
Net investment income	12,828	3,994
Net realized investment (loss) gain	(10)	42
Other insurance related income	1,624	1,840

Total revenue	409,636	83,285

Expenses:
Losses and loss adjustment expenses, net	109,743	45,151
Policy acquisition costs, net of ceding commissions	42,905	11,797
General and administrative expenses	8,557	11,153
Interest expense	800	724

Total expenses	162,005	68,825

Income before income taxes	247,631	14,460
Provision for income tax expense	5,729	24

Net income	$241,902	$14,436

For years ended December 31, 2025 and 2024, the Company waived $0 and $3.0 million, respectively, in fees for the VIEs. During the same periods, there were no events or circumstances that exposed the Company to loss or required the Company to provide any form of liquidity. As of December 31, 2025 and 2024, the Company holds $46.8 million and $36.8 million of surplus notes, respectively, issued by the VIEs, with $36.8 million and $26.8 million of the surplus notes eliminated in consolidation, respectively.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Variable Interest Entities (Continued)

The following table presents the condensed cash flows of the Variable Interest Entities for the years ended December 31, 2025 and 2024, which are included in the accompanying Consolidated Statements of Cash Flows (in thousands):

	Variable Interest Entities	Variable Interest Entities
	December 31, 2025	December 31, 2024
Net cash provided by operating activities	148,764	37,866
Net cash used in investing activities	(13,506)	(16,919)
Net cash provided by financing activities	57,545	33,983

Net increase in cash and cash equivalents	192,803	54,930
Cash, cash equivalents, and restricted cash at beginning of period	79,224	24,294

Cash, cash equivalents, and restricted cash at end of period	$272,027	$79,224

Note 11 – Income Taxes

The income tax expense for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	2025	2024
Current:
Federal	$45,636	$9,947
State	8,446	1,909

Total current tax expense	54,082	11,856

Deferred:
Federal	(505)	(5,581)
State	(640)	(305)

Total deferred tax benefit	(1,145)	(5,886)

Income tax expense	$52,937	$5,970

The following table represents the total taxes paid for the years presented, net of refunds:

	2025	2024
Cash paid during the period for income taxes, net of refunds:
U.S Federal	$(47,450)
U.S. State	(12,717)

Total cash paid during the period for taxes	$(60,167)

Cash paid during the period for income taxes (prior to ASC 2023-09):		$(5,500)

Individual jurisdictions equaling 5% or more of the total income tax paid (net of refunds) for the year ended December 31, 2025 include U.S. federal at $47.5 million, Florida at $9.7 million, and Louisiana at $3.0 million.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (Continued)

The components of the Company’s net deferred tax asset as of December 31, 2025 and 2024 is as follows (in thousands):

	2025	2024
Deferred tax assets:
Unpaid losses and LAE	$1,280	$1,051
Unearned premium	19,191	11,767
Unearned revenue	858	1,185
Capital loss carryforward	302	324
Cancellation reserve	4,642	2,719
Lease liabilities	482	392
Net operating loss	9,193	13,158

Gross deferred tax asset	35,948	30,596

Deferred tax liabilities:
Deferred acquisition costs	(9,375)	(5,792)
Intangibles	(4,620)	(5,054)
Fixed assets	(801)	(279)
Unrealized capital gains	(774)	(278)
Accrued compensation	—	(310)
Right of use asset	(425)	(332)
Other	(839)	(1,810)

Gross deferred tax liability	(16,834)	(13,855)

Valuation allowance	(9,219)	(7,541)

Net deferred tax asset	$9,895	$9,200

A reconciliation of the income tax provision computed by applying the statutory federal income tax rate to the income tax expense is as follows for the year ended December 31, 2025 after the adoption of ASU 2023-09 (in thousands):

	2025
	Amount	%
Income tax computed at statutory rate	$45,894	21.0%
State income taxes, net of federal benefit(1)	5,835	2.7%
Change in valuation allowance	1,678	0.8%
Return to provision adjustment	78	0.0%
Nontaxable or nondeductible items:
Employee equity compensation	(898)	-0.4%
Nondeductible expenses	350	0.2%

Income tax expense	$52,937	24.2%

(1)	Florida state tax made up the majority (greater than 50%) of the tax effect in this category

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (Continued)

As previously disclosed for the year ended December 31, 2024 and prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

2024
Income tax computed at statutory rate	$6,347
State income taxes, net of federal benefit	972
Employee equity compensation	(5,092)
Nondeductible expenses	46
Change in valuation allowance	3,754
Other adjustments	(57)

Income tax expense	$5,970

Activity related to the Company’s valuation allowance consisted of the following:

	2025	2024
Balance, beginning of period	$7,541	$3,343
Charged to expense	1,678	4,198

Balance, end of period	$9,219	$7,541

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes is more likely than not to be realized. After weighing factors and performing the analysis, the Company concluded that a $9.2 million and $7.5 million valuation allowance should be recorded for the years ended December 31, 2025 and 2024, respectively. The increase in valuation allowance is related to capital loss carryovers and deferred tax assets attributable to a separate return filer.

For the years ended December 31, 2025 and 2024, the Company had federal net operating losses of $42.3 million and $58.9 million, respectively, which expire at various dates beginning in 2038 through 2044 if not utilized. For the years ended December 31, 2025 and 2024, the Company had $8.7 million and $26.0 million of state operating losses, respectively, which will expire on various dates from 2038 through 2044.

The utilization of net operating loss carryforwards is subject to annual limitations due to ownership changes that previously occurred or that could occur in the future. In general, an ownership change as defined by Internal Revenue Code 382 occurs when shareholder ownership changes by more than 50% over a three-year period. An ownership change of greater than 50% occurred during 2023, resulting in the future limitation of annual federal and state net operating losses.

The Company has not recorded any amounts for unrecognized tax benefits for the years ended December 31, 2025 and 2024. The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision. For the years ended December 31, 2025 and 2024, the Company had no accrued interest or tax penalties recorded. The Company does not anticipate any material changes for unrecognized benefits over the next twelve months.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 – Income Taxes (Continued)

The Company files income tax returns in the U.S. federal jurisdiction, Florida, Louisiana, New Jersey, Texas, Mississippi, and Alabama. All net operating losses generated to date are subject to adjustment for U.S. federal and state income tax purposes. The statute of limitations for federal and state purposes is open for tax years from 2022 to 2025.

Note 12 – Long-Term Debt

The following table summarizes the Company’s long-term debt for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
18% Senior Note, due October 6, 2029(a)	$—	$22,000
7% Term Loan, due February 18, 2030	116,250	—
8% Subordinated Surplus Notes, December 31, 2042(b)	10,000	10,000

Total principal amount	126,250	32,000
Less: unamortized debt issuance costs	(2,938)	(285)

Total long-term debt	$123,312	$31,715

(a)	See Note 15—Stockholders’ Equity for disclosure of detachable warrants issued concurrently with Convertible Senior Note.
(b)	Notes issued by Cajun and Manatee to a subsidiary of Acrisure

The following table summarizes the future maturities of long-term debt as of December 31, 2025, which takes into consideration the assumption that the outstanding notes are repurchased at their respective earliest call dates (in thousands):

Year	Amount
2026	$12,500
2027	12,500
2028	12,500
2029	12,500
2030	66,250
Thereafter	10,000

Total	$126,250

The information with respect to interest expense related to long-term debt is as follows (in thousands):

	December 31, 2025	December 31, 2024
Interest Expense:
Contractual interest	$9,167	$4,684
Amortization of debt issuance costs	922	60

Total	$10,089	$4,744

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 – Long-Term Debt (Continued)

Revolving Credit Agreement

On February 18, 2025, the Company entered into a revolving credit agreement (“Credit Agreement”) comprising of a $100.0 million term loan, a $25.0 million revolving loan facility, and a $15.0 million delayed draw term loan. On August 15, 2025, the Credit Agreement was amended to increase the revolving loan facility to $75.0 million and increase the delayed draw term loan to $115.0 million.

Under the terms of the Credit Agreement, the term loan bears interest at Secured Overnight Financing Rate plus 3.5% and matures on February 18, 2030, with an effective interest rate of 7% at December 31, 2025. The agreement includes customary covenants and conditions.

As of December 31, 2025, $92.5 million was outstanding under the term loan, $23.8 million was drawn for the delayed draw term loan, and no amount was drawn under the revolving loan facility.

18% Senior Note

On October 6, 2023, the Company issued an 18.0% $22.0 million subordinated note due October 6, 2029. Interest payments are due quarterly. In conjunction with this issuance, the Company also executed a common stock purchase warrant contract, which provides the holders the right to purchase up to 70,404 common shares (par value $.001) in exchange for $177.55 per share. The warrant contract expires October 6, 2033. See Note 15 – Stockholders’ Equity for additional information over these warrants.

On February 18, 2025, the Company paid off the $22.0 million outstanding note, which included a $9.1 million penalty for the early debt extinguishment. As a result, the Company recognized a $8.9 million loss on extinguishment of debt, which includes the early extinguishment penalty and the write-off of $0.2 million of unamortized debt issuance costs, offset by the early extinguishment of $0.5 million in accrued interest.

FHLB Line of Credit

In March of 2017, SPI became a member of the Federal Home Loan Bank of Atlanta (“FHLB”). As a member, SPI is granted a line of credit that must be fully collateralized with cash and securities, or a combination of both. As of December 31, 2025 and 2024, $0 of the $17.6 million and $0 of the $15.1 million, respectively, of the available line of credit was drawn upon by the Company.

Note 13 – Commitments and Contingencies

The Company is named defendant in various legal actions arising in the normal course of business from claims made under insurance policies and contracts. These actions are considered by the Company in estimating the loss and LAE reserves. The Company’s management believes that the resolution of these actions will not have a material adverse effect on the Company’s financial position or results of operations.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 – Commitments and Contingencies (Continued)

Obligations under Multi-Year Reinsurance Contracts

As of December 31, 2025 and 2024, the Company has contractual obligations related to several multi-year reinsurance contracts with Nature Coast Re, Ltd, a special purpose vehicle established in Bermuda. These contracts allow the Company to transfer catastrophe-related insurance risks to capital market investors, providing collateralized protection against named storms in the covered areas. These contracts may be cancelled only with the other party’s consent or when its experience account is positive at the end of each contract year. An experience account is a specialized account that holds premiums, investment income, and the principal amount of the contract to track and settle losses. The minimum aggregate premium amounts payable to the reinsurers for the reinsurance contracts are as follows:

Due in year	Amount
2025	$55,742
2026	64,512
2027	42,045
2028	38,802
2029	13,152

Total	214,253

Florida Insurance Guaranty Association Assessments

The FIGA assessed its members 1.0% on new and renewal policies with effective dates beginning October 1, 2025 through September 30, 2026. The Company will collect the assessment from the policyholder based on an approved rate. The payable balance as of December 31, 2025 was $0.8 million.

Louisiana Insurance Guaranty Association Assessments

The LIGA assessed its members 1.0% of the Company’s 2022 written premium equal to $0.8 million which was paid in June 2023. The Company will collect the assessment from the policyholder based on an approved rate. The receivable balance as of December 31, 2025 and 2024 was $0.6 million and $0.7 million, respectively.

The LIGA assessed its members 1.0% of the Company’s 2023 written premium equal to $1.2 million which was paid in June 2024. The Company will collect the assessment from the policyholder based on an approved rate. The receivable balance as of December 31, 2025 and 2024 was $1.7 million and $2.1 million, respectively.

The LIGA assessed its members 1.0% of the Company’s 2024 written premium equal to $1.8 million which was paid in June 2025. The Company will collect the assessment from the policyholder based on an approved rate. The receivable balance as of December 31, 2025 was $2.4 million.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Incentive Plan Compensation

The Company has an incentive bonus plan that employees are eligible to participate in strictly at the discretion of senior management and the Board of Directors. For the years ended December 31, 2025 and 2024, $7.8 million and $5.1 million, respectively, were charged to General and Administrative Expense within the Consolidated Statements of Comprehensive Income under the plan.

Note 15 – Stockholders’ Equity

Restricted Stock Awards

The Company’s Employee Equity-Based Compensation Plan (“the Plan”), which became effective in 2013, is shareholder approved and grants shares of the Company to certain employees. There were no modifications to the Plan during the years ended December 31, 2025 and 2024.

Grants issued in 2025 and 2024 have a three-year vesting period, have an average-weighted remaining vesting period of 2.1 years and 1.2 years, respectively, as of December 31, 2025 and contain only service-based conditions. The Company determined grant date fair value for these shares using both a discounted cash flows approach and a market multiples approach to fair value common equity and then applied a discount for lack of marketability. Certain awards provide for accelerated vesting if there is a change in control (as defined by the Plan). Stock compensation expense is recognized ratably over the vesting period of the grants.

Information with respect to the activity of unvested restricted stock awards during the years ended December 31, 2025 and 2024 is as follows:

		Weighted-Average
		Grant Date
	Shares	Fair Value
Outstanding at January 1, 2024	804,000	$9.22
Granted	4,000	22.50
Vested	—	—
Forfeited	(12,000)	9.22

Outstanding at December 31, 2024	796,000	9.43

Granted	11,300	370.00
Vested	—	—
Forfeited	—	—

Outstanding at December 31, 2025	807,300	$14.77

As of December 31, 2025 and 2024, there was $3.8 million and $3.5 million, respectively, of total unrecognized compensation cost related to unvested equity-based compensation granted under the plan. The amortization expense recognized on unvested shares during the years ended December 31, 2025 and 2024, was $3.8 million and $2.5 million, respectively. Amortization expense recognized on unvested shares is recognized as General and Administrative Expense on the Consolidated Statements of Comprehensive Income.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 – Stockholders’ Equity (Continued)

During the fiscal year ended December 31, 2026, approximately 780,000 shares are scheduled to vest, potentially increasing the number of common shares outstanding and impacting the basic and diluted earnings per share of the Company.

Redeemable Preferred Stock

On April 27, 2023, the Company issued 114,622 shares of perpetual Series A Redeemable Preferred Stock at a price of $87.24 per share, for total gross proceeds of $10.0 million. Each share of Redeemable Preferred Stock is convertible into one common stock of the Company if the Company reaches an enterprise valuation of $200.0 million. The Redeemable Preferred Stock does not have a stated maturity date and is callable by the Company beginning April 28, 2025. The call option, if exercised, would require the Company to pay the holder of the Redeemable Preferred Stock face value plus any accrued and unpaid interest. The Redeemable Preferred Stock investment agreement does not include a net settlement provision for either embedded feature.

Upon conversion of Redeemable Preferred Stock into common stock, the carrying amount of the Redeemable Preferred Stock is reclassified to common stock and additional paid-in capital based on the number of shares of common stock issued.

On June 26, 2025, the holders of the Redeemable Preferred Stock converted all its outstanding preferred shares into common shares in accordance with the terms of the preferred shares agreement. The carrying value of the preferred shares at redemption was $9.8 million. Immediately following the conversion, the Company repurchased 26,958 of the 67,395 common shares held by the holders. The repurchase was accounted for under the cost method per ASC 505-30, with the repurchased shares recorded as treasury stock at the acquisition cost.

Detachable Warrants

In conjunction with the issuance of the 18.0% $22.0 million subordinated note due October 6, 2029, the Company also issued detachable warrants, which provide the holders the right to purchase 70,404 shares of the Company’s common stock at an exercise price of $177.55 per share. The warrants are exercisable beginning on October 6, 2023, and expire on October 6, 2033.

The issuance of these detachable warrants was accounted for separately from the debt securities in accordance with ASC 470-20. The fair value of the warrants on the issuance date was $0.1 million.

If the warrants are exercised, the Company will issue new shares of common stock and receive proceeds of $177.55 per share. As of December 31, 2025 and 2024, none of the warrants have been exercised.

As of December 31, 2025 and 2024, there were 70,404 detachable warrants outstanding to purchase shares of the Company’s common stock.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 – Stockholders’ Equity (Continued)

Stock Options

On December 15, 2025, the Company granted options to purchase shares of the Company’s common stock to certain named executive officers for a period of up to ten years. The stock options are eligible to vest ratably over four years, with one-fourth of the options eligible to vest on each of the first, second, third and fourth anniversary of the grant date, subject to continued employment through each such vesting date. The stock option awards were issued with four tiers of premium exercise prices, ranging from approximately 205% to 459% of the fair market value of a share of the Company’s common stock on the date the options were granted. As a result, shares subject to each award will have a positive value only if the Company achieves the value threshold associated with the applicable premium exercise price. At each vesting date, each tranche of stock options that vest is allocated equally across the four exercise price tiers.

The following table provides assumptions used in the Black-Scholes pricing model to estimate the fair value of the stock options granted during 2025:

•	Expected volatility: 45%

•	Expected dividend yield: 2%

•	Risk-free interest rate: 3.86%

•	Expected life of the options: 6.3 years

The following table summarizes the activity of the stock options:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2025	—	$—	—
Expirations	—	—	—
Exercised	—	—	—
Issued	252,078	1,692.86	10.0 years

Outstanding at December 31, 2025	252,078	$1,692.86	10.0 years

The amortization expense recognized on stock options during the year ended December 31, 2025 was $0.4 million. Amortization expense recognized on stock options is recognized as General and Administrative Expense on the Consolidated Statements of Comprehensive Income. As of December 31, 2025, there was $21.0 million of unrecognized compensation expense related to stock options.

Note 16 – Related Party Transactions

The Company’s relationship with Acrisure Re (“Acrisure”) is broad. Acrisure a holder of the Company’s common stock as well as investors in the surplus notes of the Reciprocal Exchanges (see Note 12 – Long-Term Debt for additional detail). Acrisure is also the primary reinsurance broker for SPI, Cajun, and Manatee. The Company had an outstanding payable of $1.8 million and $1.4 million to Acrisure as of December 31, 2025 and 2024, respectively.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 – Related Party Transactions (Continued)

Certain shareholders of the Company and members of management are members of Crawdaddy’s Ventures, LLC (“Crawdaddy”), a Florida limited liability company, which is a holding company for Nsurehub, Inc. (“Nsurehub”). David Flitman is the largest shareholder in Crawdaddy and maintains a position of Chief Executive Manager of Crawdaddy. Other employees, officers and/or directors of Safepoint Holdings have, or may in the future be granted, an interest in Crawdaddy. ClinchPoint also owns a minority interest in Crawdaddy and is a manager of Crawdaddy.

Pursuant to a Stock Purchase Agreement, dated March 31, 2024, the Company sold 100% of the equity of Nsurehub, a wholly owned subsidiary of SPH, to Crawdaddy. Nsurehub is a non-exclusive insurance agent that writes business on behalf of the Company and other unaffiliated insurers. See Note 10 – Variable Interest Entities for additional detail.

On May 2, 2025, the Company made a seed capital contribution to the Shuriken Fund as its initial limited partner in the amount of $10.0 million. The investment manager of the Shuriken Fund is Shuriken Capital Management, LLC, a Delaware limited liability company (the “Shuriken Manager”). A subsidiary of the Shuriken Manager acts as the general partner of the Shuriken Fund. The Shuriken Manager is not owned by the Company but majority-owned and controlled by David Flitman and Steve Hoffman. Other employees, officers and/or directors of the Company have, or may in the future be granted, an interest in the Shuriken Manager. ClinchPoint also owns a minority interest in the Shuriken Manager.

Note 17 – Segment Information

The Company generates revenue primarily through fees from providing insurance services to the reciprocal exchanges and underwriting revenue from the Company’s risk-bearing entities. The Company evaluates ongoing economic and operating activities primarily through management of components of its operations primarily focused on its insurance production and underwriting results.

The Company has three operating segments: Insurance Services, Risk-bearing Entities, and Reciprocal Exchanges.

The Insurance Services segment mainly consists of Cajun AIF and Manatee AIF, as the attorneys-in-fact of the Reciprocal Exchanges, respectively, which manage the reciprocals’ operations in exchange for a management fee.

The Risk-bearing Entities segment consists of business written and assumed on entities owned by Safepoint shareholders, including Safepoint Insurance Company and the Company’s captives. The Risk-bearing Entities segment opportunistically writes insurance and reinsurance to drive additional profitability for the Safepoint shareholders.

The Reciprocal Exchanges segment consists of the operations of Cajun and Manatee. Cajun and Manatee are unincorporated groups of members, called subscribers, licensed to write insurance and not owned by the Safepoint shareholders. The economic outcomes of the reciprocals are classified as one-hundred percent non-controlling interests. See Note 10 – Variable Interest Entities for additional information.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 – Segment Information (Continued)

Intersegment transactions are accounted for in accordance with U.S. GAAP. Intersegment eliminations are mainly comprised of ceded premium, policy fees, policy administration costs, claims management costs, and intercompany surplus note interest. All three operating segments are also the Company’s three reportable segments as they meet the criteria for separate disclosure based on the internal information reviewed by the CODM. Each of these segments is evaluated individually for performance and resource allocation, aligning with the Company’s internal reporting structure.

The Company has identified its Chief Executive Officer (“CEO”) as the CODM, as the CEO is responsible for making strategic decisions and allocating resources across the organization. The CODM regularly reviews revenue and income (loss) before income taxes at the operating segment level to assess performance and determine resource allocation. We review our assets on a consolidated basis for decision making purposes since they support business operations across all our reportable segments as well as our corporate and other activities. Assets by operating segment are not used by the CODM for purposes of making decisions about allocating resources to the segments and assessing performance, as such, this has not been presented. Monitoring of budgeted versus actual results are used in assessing performance of the segments and in establishing management’s compensation.

The Company’s operations and assets are located entirely within the United States and Bermuda.

Segment Results

During the year ended December 31, 2025, the Company realigned its segment reporting to move the activities of SPM from the Insurance Services segment to the Risk-bearing Entities segment. This change was made to better reflect how the CODM evaluates the performance of the Company’s operations and makes resource allocation decisions. In accordance with ASC 280, Segment Reporting, the Company has recast its segment information for the prior year presented to conform to the current year’s presentation. This recasting had no impact on the Company’s Consolidated Financial Statements.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 – Segment Information (Continued)

Management uses revenue and income (loss) before income taxes as the basis for the segment performance reviews. The following table presents the Company’s operating performance by segment for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31, 2025
	Insurance Services	Risk- bearing Entities	Reciprocal Exchanges[1]	Corporate & Other	Eliminations	Total
Gross written premium	$—	$401,521	$804,124	$—	$(278,407)	$927,238
Gross earned premium	—	399,590	666,014	—	(262,314)	803,290
Earned revenue:
Net premiums earned	$—	$344,996	$132,881	$—	$—	$477,877
Policy fee income	4,371	2,309	5,585	—	(5,585)	6,680
Policy administration income	135,727	—	—	—	(132,507)	3,220
Claims management income	21,019	—	—	—	(21,019)	—
Net investment income	313	12,620	13,461	3,257	(4,735)	24,916
Other insurance related income	319	2,087	1,568	—	(358)	3,616

Total revenue	161,749	362,012	153,495	3,257	(164,204)	516,309
Expenses:
Losses and loss adjustment expenses	10,296	69,363	86,634	—	(21,018)	145,275
Policy acquisition costs, net of ceding commission	—	138,873	39,356	—	(119,071)	59,158
General and administrative expenses	36,581	19,518	7,692	10,894	(291)	74,394
Interest expense	—	—	5,274	9,354	(4,539)	10,089
Loss on debt extinguishment	—	—	—	8,873	—	8,873

Total expenses	46,877	227,754	138,956	29,121	(144,919)	297,789

Income (loss) before income taxes	$114,872	$134,258	$14,539	$(25,864)	$(19,285)	$218,520

Income tax expense						52,937

Net income						165,583
Net income of noncontrolling interest						8,367

Net income attributable to controlling interest						$157,216

1 =

The Reciprocal Exchanges receive a subscriber contribution of 10% of the policy premium which is recorded to additional paid-in capital as received. The exchange received $57,654 during the year ended December 31, 2025.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 – Segment Information (Continued)

	Year Ended December 31, 2024
	Insurance Services	Risk- bearing Entities	Reciprocal Exchanges[1]	Corporate & Other	Eliminations	Total
Gross written premium	$—	$385,664	$431,584	$—	$(174,656)	$642,592
Gross earned premium	—	408,899	200,104	—	(80,465)	528,538
Earned revenue:
Net premiums earned	$—	$241,045	$(3,055)	$—	$—	$237,990
Policy fee income	1,845	2,947	3,044	—	(3,044)	4,792
Policy administration income	66,607	—	—	—	(65,945)	662
Claims management income	7,822	—	—	—	(7,822)	—
Net investment income	164	10,041	4,381	2,779	(3,386)	13,979
Other insurance related income	17	2,883	1,836	—	—	4,736

Total revenue	76,455	256,916	6,206	2,779	(80,197)	262,159
Expenses:
Losses and loss adjustment expenses	5,328	106,848	31,696	—	(7,822)	136,050
Policy acquisition costs, net of ceding commission	—	85,414	(23,221)	2,270	(25,586)	38,877
General and administrative expenses	24,646	14,765	11,093	3,695	(1,937)	52,263
Interest expense	—	—	3,768	4,231	(3,255)	4,744

Total expenses	29,974	207,027	23,336	10,196	(38,600)	231,933

Income (loss) before income taxes	$46,481	$49,889	$(17,130)	$(7,417)	$(41,597)	$30,226

Income tax expense						5,970

Net income						24,256
Net loss of noncontrolling interest						(17,026)

Net income attributable to controlling interest						$41,282

1 =

The Reciprocal Exchanges receive a subscriber contribution of 10% of the policy premium which is recorded to additional paid-in capital as received. The exchanges received $26,975 during the year ended December 31, 2024.

The loss before income taxes in the elimination column is attributable to intercompany transactions among operating segments. The Insurance Services segment recognizes revenues according to revenue recognition standards. The Risk-bearing Entities and Reciprocal Exchanges segments record certain expenses based on earned premiums or other appropriate measures. Although these intercompany revenues and expenses are fully eliminated in consolidation, they do not completely offset each other in this presentation due to the different methods of recognition. The net difference in recognition methods is absorbed by the controlling interest in consolidation and results in a deferral of revenue recognized by the AIFs under revenue recognition standards.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 – Segment Information (Continued)

Intersegment transactions are not eliminated from segment results but are eliminated in consolidation. For the year ended December 31, 2025, total revenue eliminations of $164.2 million include eliminations of $153.9 million in Insurance Services (which includes fees and commissions paid by the Reciprocal Exchanges to Insurance Services), $5.6 million in Reciprocal Exchanges, and $4.7 million in eliminations related to surplus note interest across multiple segments. For the year ended December 31, 2024, total revenue eliminations of $80.2 million include eliminations of $73.8 million in Insurance Services (which includes fees and commissions paid by the Reciprocal Exchanges to Insurance Services), $3.0 million in Reciprocal Exchanges, and $3.4 million in eliminations related to surplus note interest across multiple segments.

For the year ended December 31, 2025, the Risk-bearing Entities segment had total revenue of $362.0 million, with $92.8 million of revenue generated from SPI and $269.2 million generated from the Company’s wholly owned captives that provide reinsurance protection to the Reciprocal Exchanges. For the year ended December 31, 2024, the Risk-bearing Entities segment had total revenue of $256.9 million, with $174.6 million of revenue generated from SPI and $82.3 million generated from the Company’s wholly owned captives that provide reinsurance protection to the Reciprocal Exchanges.

Certain items are presented in a different manner for segment reporting purposes than in the Consolidated Financial Statements. Policy administration income and claims management income have been separately reported in segment reporting but are presented within other insurance related income in the Consolidated Statement of Comprehensive Income. Net investment income and net realized investment gain have been combined for segment reporting but are presented separately in the Consolidated Statement of Comprehensive Income.

The Company’s Corporate & Other function consists of business through SPH, which manages its management team, investors, debtholders, and shared service cost centers.

General and administrative expenses are comprised of employee compensation and benefits, depreciation and amortization, technology costs, and stock-based compensation. Depreciation and amortization costs included $1.1 million recognized on Insurance Services and $0.1 million recognized on Risk-bearing Entities for the year ended December 31, 2025. Depreciation and amortization costs included $1.3 million recognized on Insurance Services, $0.2 million recognized on Risk-bearing Entities, and $8.7 million recognized on Reciprocal Exchanges for the year ended December 31, 2024.

Note 18 – Statutory Reporting

The assets, liabilities, and results of operations for SPI, Cajun, and Manatee have been reported in accordance with U.S. GAAP, which varies from statutory accounting practices (“SAP”) prescribed or permitted by insurance regulatory authorities. Prescribed SAPs are found in a variety of publications of the National Association of Insurance Commissioners (“NAIC”), state laws and regulations, as well as through general practices. The principal differences between SAP and GAAP are that under SAP: (1) certain assets that are not admitted assets are eliminated from the balance sheet, (2) acquisition costs for policies are expensed as incurred, while they may be deferred and amortized over the estimated life of the policies under U.S.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 – Statutory Reporting (Continued)

GAAP, (3) differences may arise in the computation of deferred income taxes, (4) valuation allowances are established against investments, and (5) statutory accounting requires that unearned premiums and loss reserves are presented net of related reinsurance rather than on a gross basis under U.S. GAAP. SPI, Manatee, and Cajun must file with applicable state insurance regulatory authorities an “Annual Statement” which reports, among other items, net income and stockholders’ equity (called “surplus as regards policyholders” in statutory reporting).

Florida

SPI and Manatee are domiciled in the state of Florida. Florida Statutes (F.S. 624.408) require property and casualty insurers to maintain minimum capital and surplus of $15.0 million or 10% of the insurer’s total liabilities for losses, loss adjustment expenses, and unearned premiums, whichever is greater, and to meet the risk-based capital requirements. Additionally, Florida Statutes (F.S. 624.4095) also limit gross and net written premiums relative to capital and surplus of property and casualty insurers writing property business. The maximum allowable ratios of gross and net written premiums to capital and surplus are 10-to-1 and 4-to-1, respectively. For the purposes of calculating the ratios, recorded gross and net written property premiums are multiplied by 0.9. SPI’s ratios as of December 31, 2025 and 2024 were 1.0-to-1 and 2.1-to-1 on a gross basis, respectively, and 0.58-to-1 and 1.42-to-1 on a net basis, respectively, which are in compliance with the statutory requirements for minimum capital and surplus and limits on written premiums.

SPI’s Statutory Pre-tax income and Surplus as of December 31, 2025 and 2024 was (in thousands):

	2025	2024
Pre-tax income	$14,819	$14,586
Surplus	108,405	90,914

Manatee’s Statutory Pre-tax income and Surplus as of December 31, 2025 and 2024 was (in thousands):

	2025	2024
Pre-tax income	$14,054	$21,013
Surplus	105,596	52,663

SPI has maintained a cash deposit with the Insurance Commissioner of the State of Florida in the amount of $0.7 million to meet regulatory requirements. In addition, SPI maintains a cash deposit of $10.0 million pledged to the LDOI for grant funds received under the Incentive Program enacted in 2022 by the state of Louisiana to encourage additional property insurers to participate in the voluntary property insurance market. As a recipient of these grant funds, SPI is subject to Louisiana RS 22:2370, which states that the grant funds shall be earned at the rate of twenty percent per year and are subject to minimum premium requirements of four times the amount of grant funds received. The minimum premium requirement must be met within the first 24 months. The miniumum requirements have been met by SPI as of December 31, 2025 and 2024. Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its stockholders except out of that part of its available and accumulated capital

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 – Statutory Reporting (Continued)

and surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to stockholders without prior approval of the FLOIR if the dividend or distribution would exceed the larger of (1) the lesser of (a) 10.0% of its capital surplus or (b) net income, not including realized capital gains, plus a two year carry forward, (2) 10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25.0% of unrealized capital gains or (3) the lesser of (a) 10.0% of capital surplus or (b) net investment income plus a three year carry forward with dividends payable constrained to unassigned funds minus 25.0% of unrealized capital gains.

Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the FLOIR if (1) the dividend is equal to or less than the greater of (a) 10.0% of the insurer’s capital surplus as regards to policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, (2) the insurer will have policy holder capital surplus equal to or exceeding 115.0% of the minimum required statutory capital surplus after the dividend or distribution, (3) the insurer files a notice of the dividend or distribution with the FLOIR at least ten business days prior to the dividend payment or distribution and (4) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115% of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (1) subject to prior approval by the FLOIR or (2) 30 days after the FLOIR has received notice of such dividend or distribution and has not disapproved it within such time.

Louisiana

Throughout the fiscal year ended December 31, 2024, Cajun was domiciled in the state of Louisiana. Effective July 31, 2025, the Company completed a redomestication to the State of Alabama. Louisiana requirements mandate that reciprocal insurers authorized to transact homeowners’ insurance or fire and allied lines after August 1, 1967, to have initial minimum surplus in the amount of $5.0 million.

Under Louisiana law, a domestic insurer may not pay any extraordinary dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months exceeds the lesser of the following amounts: (a) 10% of the insurer’s surplus as regards policyholders as of the thirty-first day of December next preceding or (b) net income for the twelve-month period ending the thirty-first day of December next preceding but shall not include pro rata distributions of any class of the insurer’s own securities. In determining whether a dividend or distribution is extraordinary, an insurer may carryforward net income from the previous two calendar years that has not already been paid out as dividends. This carryforward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains, less dividends paid in the second and immediately preceding calendar years.

Notwithstanding any other provision of law, an insurer may declare an extraordinary dividend or distribution which is conditional upon the commissioner’s approval, and the

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 – Statutory Reporting (Continued)

declaration shall confer no rights upon shareholders until either the commissioner has approved the payment of the dividend or distribution, or the commissioner has not disapproved payment within the thirty-day period referred to above.

Alabama

Effective July 31, 2025, Cajun redomiciled to the state of Alabama from Louisiana. Alabama requirements mandate that reciprocal insurers domiciled in Alabama and transacting property and casualty insurance for less than five years to maintain a surplus of at least $1.3 million.

Under Alabama law, a domestic insurer may not pay any extraordinary dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds the greater of the following: (1) 10% of the insurer’s surplus as regards policyholders as of the thirty-first day of December next preceding or (2) the net income of the insurer not including realized capital gains or the pro rata distribution of any class of the insurer’s own securities, for the twelve-month period ending the thirty-first day of December next preceding. In determining whether a dividend or distribution is extraordinary, an insurer may carryforward net income from the previous two calendar years that has not already been paid out as dividends. This carryforward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains, less dividends paid in the second and immediately preceding calendar years.

Notwithstanding any other provision of law, an insurer may declare an extraordinary dividend or distribution which is conditional upon the commissioner’s approval, and the declaration shall confer no rights upon shareholders until either the commissioner has approved the payment of the dividend or distribution, or the commissioner has not disapproved payment within the thirty-day period referred to above.

Cajun’s Statutory Pre-tax income and Surplus as of December 31, 2025 and 2024 was (in thousands):

	2025	2024
Pre-tax income (loss)	$11,496	$(27,511)
Surplus	58,418	30,156

Cajun maintains a cash deposit of $4.8 million pledged to the LDOI for grant funds received under the Incentive Program, as described above. The miniumum requirements of the program have been met by Cajun as of December 31, 2025 and 2024.

Risk-Based Capital

The NAIC publishes risk-based capital guidelines for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policy holders. Most states, including Florida and Alabama, have enacted the NAIC guidelines as statutory requirements, and insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. State

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 – Statutory Reporting (Continued)

insurance regulatory authorities could require an insurer to cease operations in the event the insurer fails to maintain the required statutory capital.

The ratio of adjusted capital to authorized control level risk-based capital as of December 31, 2025 and 2024 was as follows, all of which exceed statutory requirements:

	2025	2024
Safepoint Insurance Company	996%	794%
Cajun Underwriters Reciprocal Exchange	509%	433%
Manatee Insurance Exchange	675%	658%

Note 19 – Earnings Per Share

The following table set forth the computation of basic and dilutive earnings per share for the years ended December 31, 2025 and 2024 (in thousands, except share and per share data):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Basic earnings per share:
Numerator:
Net income attributable to controlling interest	$157,216	$41,282
Less: accumulated dividends on redeemable preferred stock	300	600

Net income attributable to common stockholders	$156,916	$40,682
Denominator:
Basic weighted average shares outstanding	494,263	472,797

Basic earnings per share	$317.47	$86.05

Diluted earnings per share:
Numerator:
Net income available to common stockholders	$156,916	$40,682
Plus: accumulated dividends on redeemable preferred stock	300	600

Net income available to common stockholders—diluted	$157,216	$41,282
Denominator:
Basic weighted average shares outstanding	494,263	472,797
Effect of dilutive shares
Impact of unvested shares	797,776	671,293
Impact of redeemable preferred stock	—	114,622
Impact of warrants	38,271	—

Diluted weighted average shares outstanding	1,330,310	1,258,712

Diluted earnings per share	$118.18	$32.80

The Company had 252,078 and 70,404 of anti-dilutive shares that were excluded from the calculation of diluted weighted-average common share equivalents for the years ended December 31, 2025 and 2024, respectively.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 – Subsequent Events

The Company has evaluated subsequent events through April 13, 2026, the date the financial statements were available to be issued.

On January 5, 2026, the Company’s Board of Directors declared a distribution to shareholders of $38 per common share, totaling $49.9 million, payable to shareholders of record as of January 7, 2026. The distribution was paid in cash on January 8, 2026.

In February 2026, the Company, including its current insurance company subsidiaries and affiliates, entered into a reinsurance agreement with Nature Coast Re Ltd. in the form of Catastrophe Bonds. Nature Coast Re Ltd. issued one class of notes in the amount of $250.0 million in total as collateral for the reinsurance coverage provided above the attachment level of $300.0 million. This coverage is effective from January 2026 through January 2030 and covers named storms in the states of Florida, Louisiana, Alabama, Mississippi, and Texas.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Schedule II – Condensed Financial Information of Registrant

Balance Sheets (Parent Company)

(In thousands)

	December 31, 2025	December 31, 2024
Assets:
Fixed maturity securities, available for sale, at fair value	$9,989	$—
Cash and cash equivalents	60,536	39,193
Income tax receivable, net	74,495	14,959
Property and equipment, net	877	876
Intangible assets, net	17,795	19,695
Goodwill	9,978	9,978
Investment in subsidiaries	323,655	145,267
Other assets	27,370	4,464

Total assets	$524,695	$234,432

Liabilities and Stockholders’ Equity
Liabilities:
Accrued expenses	$1,160	$503
Deferred income tax liability	8,493	10,208
Payable to affiliates	184,585	105,379
Long-term debt	113,312	21,715

Total liabilities	307,550	137,805
Preferred stock, $0.001 par value, 6.0% cumulative dividend, (0 and 114,622 shares authorized, issued, and outstanding, respectively)	—	9,841
Stockholders’ Equity:
Common stock, par value $0.001 (5,000,000 authorized, 2,306,390 issued, 512,934 and 472,797 outstanding, respectively)	—	—
Additional paid-in capital	53,186	39,163
Retained earnings	172,539	47,487
Treasury stock, at cost 71,132 and 43,174 shares, respectively	(11,178)	(799)
Accumulated other comprehensive income, net of tax	2,598	935

Total equity attributable to controlling interest	217,145	86,786

Total liabilities and stockholders’ equity	$524,695	$234,432

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Schedule II – Condensed Financial Information of Registrant

Statements of Comprehensive Income (Parent Company)

(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Revenues:
Net investment income	$2,212	$2,407
Net realized investment gain	—	132

Total revenues	2,212	2,539

Expenses:
Policy acquisition costs, net of ceding commissions	—	2,269
General and administrative expenses	9,958	3,367
Interest expense	9,290	4,232
Loss on debt extinguishment	8,873	—

Total expenses	28,121	9,868

Loss before income taxes	(25,909)	(7,329)
Provision for income tax benefit	(7,045)	(9,049)

(Loss) income before equity in net income of subsidiaries	(18,864)	1,720
Equity in net income of subsidiaries	176,080	39,562

Net income attributable to controlling interest	157,216	41,282

Other comprehensive income attributable to controlling interest	1,663	284

Comprehensive income attributable to controlling interest	$158,879	$41,566

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Safepoint Holdings, Inc. and Subsidiaries

Schedule II – Condensed Financial Information of Registrant

Statements of Cash Flows (Parent Company)

(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Operating activities
Net income attributable to controlling interest	$157,216	$41,282
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(176,080)	(39,562)
Depreciation and amortization	1,900	(1,511)
Amortization of debt issuance costs	922	60
Amortization of equity-based compensation	4,182	2,538
Loss on debt extinguishment	8,873	—
Net realized investment loss	—	(132)
Changes in net operating assets and liabilities:
Current income taxes	(59,908)	(8,795)
Deferred income tax liability	(1,343)	(227)
Other assets	(22,995)	(2,288)
Accrued expenses	658	339
Other liabilities	(46)	1,973
Investment in subsidiaries	78,561	46,136

Net cash provided by operating activities	(8,060)	39,813

Investing activities
Purchases of fixed-maturity securities available for sale	(10,000)	—

Net cash used in investing activities	(10,000)	—

Financing activities
Principal payments on notes payable	(8,750)	—
Purchase of treasury stock	(10,379)	—
Preferred stock dividends	(300)	(600)
Issuance of notes payable	125,000	—
Payoff of notes payable principal	(31,130)	—
Debt issuance costs	(3,318)	—
Common stock dividends	(31,720)	—

Net cash provided by financing activities	39,403	(600)

Net increase in cash and cash equivalents	21,343	39,213
Cash, cash equivalents, and restricted cash at beginning of period	39,193	(20)

Cash, cash equivalents, and restricted cash at end of period	$60,536	$39,193

Supplemental disclosures of cash flow information:
Interest paid	$(8,406)	$(3,960)

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

You should rely only on the information contained in this prospectus and any free writing prospectus that we may provide to you in connection with this offering. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information or to make any other representations, and we, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. Neither we, the selling stockholders nor any of the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

    Shares

SAFEPOINT HOLDINGS, INC.

Common Stock

PROSPECTUS

Joint -Book-Running Managers

Deutsche Bank Securities

Morgan Stanley

     , 2026

Through and including      , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our certificate of incorporation and by-laws will provide that we are required to indemnify our directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with certain of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2023, the Registrant has issued the following unregistered securities:

(a) Sale of 114,622 shares of Series A Preferred Stock

On April 27, 2023, the registrant issued 114,622 shares of Series A Preferred Stock to Acrisure-SI Vehicles, LLC (“Acrisure SI”), at a price of $87.24 per share, for an aggregate purchase price of approximately $10 million. The proceeds from such sale were used to fund management’s buyout transaction of the Company. Such shares were freely convertible into a certain number of fully-paid and nonassessable shares of common stock at any time once the registrant obtained an enterprise value of $200 million. On June 26, 2025 and upon conversion of all shares of Acrisure SI’s Series A Preferred Stock (i) 67,395 shares of our common stock were issued and subsequently (ii) Safepoint Holdings repurchased 26,958 shares of such common stock for an aggregate purchase price of $10 million. Following these transactions, Acrisure SI owns 40,437 shares of our common stock.

No broker-dealers were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, to the extent an exemption from such registration was required. All holders of securities described above represented to the Registrant in connection with their purchase or

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Sale of Debt Securities

On October 6, 2023, Safepoint Holdings entered into a Note Purchase Agreement pursuant to which Safepoint Holdings issued to Tacora Capital, LP $22 million of subordinated secured notes due 2029 (referred to as the 2029 Notes) at a per annum interest rate equal to 18.0%. The proceeds were used to purchase surplus notes of Manatee. The 2029 Notes were redeemed in full as of February 18, 2025.

No broker-dealers were involved in the foregoing issuances of securities. The securities described in this section (b) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, to the extent an exemption from such registration was required. All holders of securities described above represented to the Registrant in connection with their purchase or issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(c) [Grants of Stock Awards and Issuance of Shares]

[•]

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation, dated July 1, 2015, of Safepoint Holdings, Inc.

3.2	Form of Certificate of Incorporation of Safepoint Holdings, Inc., to be in effect upon closing of this offering

3.3	Bylaws, adopted July 1, 2015, of Safepoint Holdings, Inc.

3.4	Form of Bylaws of the Registrant, to be in effect upon the closing of this offering

4.1	Credit Agreement, dated as of February 18, 2025, by and among Safepoint Holdings, Inc., the guarantors named therein and Regions Bank as administrative agent, collateral agent, issuing bank, and swingline lender with respect to a $100 million term loan, as well as commitments in respect of a delayed law term loan facility and a revolving credit facility

4.2	First Amendment, dated as of April 11, 2025 to the Credit Agreement, dated as of February 18, 2025, by and among Safepoint Holdings, Inc., the guarantors named therein and Regions Bank as administrative agent, collateral agent, issuing bank, and swingline lender

4.3	Second Amendment, dated as of May 30, 2025 to the Credit Agreement, dated as of February 18, 2025, by and among Safepoint Holdings, Inc., the guarantors named therein and Regions Bank as administrative agent, collateral agent, issuing bank, and swingline lender

4.4	Third Amendment, dated as of August 15, 2025 to the Credit Agreement, dated as of February 18, 2025, by and among Safepoint Holdings, Inc., the guarantors named therein and Regions Bank as administrative agent, collateral agent, issuing bank, and swingline lender

4.5	Class A Subordinated Surplus Debenture, dated as of June 15, 2022, by and between Cajun Underwriters Reciprocal Exchange and Safepoint Insurance Company

4.6	Class A Subordinated Surplus Debenture, dated as of June 15, 2022, by and between Cajun Underwriters Reciprocal Exchange and Cajun Investco I, LLC

4.7	Class A Subordinated Surplus Debenture, dated as of June 15, 2022, by and between Cajun Underwriters Reciprocal Exchange and Safepoint Insurance Company (as successor in interest to ClinchPoint Holdings LLC)

4.8	Class A Subordinated Surplus Debenture, dated as of September 23, 2022, by and between Cajun Underwriters Reciprocal Exchange and Cajun Investco I, LLC

4.9	Class A Subordinated Surplus Debenture, dated as of May 4, 2023, by and between Cajun Underwriters Reciprocal Exchange and Cajun Underwriters Holdings, LLC

4.10	Class A Subordinated Surplus Debenture, dated as of February 7, 2024, by and between Cajun Underwriters Reciprocal Exchange and Safepoint Holdings, Inc.

4.11	Subordinated Surplus Debenture, dated as of January 5, 2024, by and between Manatee Insurance Exchange and Safepoint Holdings, Inc.

4.12	Subordinated Surplus Debenture, dated as of January 18, 2024, by and between Manatee Insurance Exchange and Acrisure—SI Vehicles, LLC

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Exhibit Number	Exhibit Description

5.1*	Opinion of Willkie Farr & Gallagher LLP

10.1*	Form of Indemnification Agreement

10.2	Form of Catastrophe Aggregate Excess of Loss Reinsurance Contract, effective May 1, 2025, issued to Safepoint Insurance Company by the Subscribing Reinsurers identified in the Interests and Liabilities Agreements

10.3	Managing General Agency and Claims Administration Agreement, dated as of February 1, 2024, between Safepoint MGA, LLC and Manatee Risk Management, LLC, acting as attorney-in-fact for Manatee Insurance Exchange

10.4	Managing General Agency and Claims Administration Agreement, dated as of November 14, 2013, between Safepoint MGA, LLC and Safepoint Insurance Company

10.5	Policy Administration and Claims Servicing Agreement, dated as of June 15, 2022, by and between Cajun Underwriters Risk Managers and Insight Risk Solutions

10.6	Agreement of the Attorney-In-Fact of Cajun Underwriters Reciprocal Exchange, dated as of June 15, 2022, by and between Cajun Underwriters Reciprocal Exchange and Cajun Underwriters Risk Management LLC

10.7	Agreement of the Attorney-In-Fact of Manatee Insurance Exchange, dated as of January 4, 2024, by and between Manatee Insurance Exchange and Manatee Risk Management LLC

10.8	Safepoint Holdings, Inc. 2024 Stock Incentive Plan

10.9	Form of Option Grant Notice and Agreement for the Safepoint Holdings, Inc. 2024 Stock Incentive Plan

10.10	Safepoint Holdings, Inc. 2026 Stock Incentive Plan

10.11*	[Forms of Award Agreement under the 2026 Plan]

10.12	Safepoint Holdings, Inc. 2026 Employee Stock Purchase Plan

10.13	Second Amended and Restated Employment Agreement, dated as of September 3, 2024, by and between Safepoint Holdings, Inc. and David Flitman

10.14	Amended and Restated Employment Agreement, dated as of September 3, 2024, by and between Safepoint Holdings, Inc. and Steven Hoffman

10.15	Amended and Restated Employment Agreement, dated as of September 3, 2024, by and between Safepoint Holdings, Inc. and Gustavo Fernandez

10.16	Form of Safepoint Holdings, Inc. Long-Term Incentive Plan Agreement

10.17	Form of Cajun Subscriber Agreements

10.18	Form of Manatee Subscriber Agreements

16.1*	Letter from RSM US LLP Regarding Change in Accountants

21.1	List of Subsidiaries

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in the signature page to Registration Statement)

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Exhibit Number	Exhibit Description

97.1*	Clawback Policy

107*	Filing Fees Table

*	To be filed by amendment
+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment, and this exhibit has been filed separately with the SEC.

(b)

Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i)

for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Safepoint Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidential draft submitted to the Securities and Exchange Commission on April 13, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in [•], on the [•] day of [•], 2026.

Safepoint Holdings, Inc.
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [•], [•] and [•], and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution and full power to act without the other, for him or her and to act in his or her name, place and stead, in any and all capacities, to execute the Registration Statement on Form S-1 of Safepoint Holdings, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date